As confidentially submitted to the Securities and Exchange Commission on July 9, 2018.

This draft registration statement has not been publicly filed with the Securities and Exchange

Commission, and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

Registration Statement

Under

the Securities Act of 1933

SUZANO PAPEL E CELULOSE S.A.

(Exact Name of Registrant as Specified in its Charter)

SUZANO PAPER AND PULP INC.

(Translation of Registrant’s Name into English)

Federative Republic of Brazil	2621	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

Telephone: +55 11 3503-9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Suzano Pulp and Paper America, Inc.

800, Corporative Drive, Suite 320

Fort Lauderdale, Florida, 33334

United States

Telephone: (954) 772-7716

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Juan G. Giráldez, Esq.

Nicolas Grabar, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common shares, no par value(2)	255,081,014	US$	US$	US

Notes:

(1)	Pursuant to Rule 457(f) under the Securities Act, and solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price has been calculated based on the number of Fibria shares outstanding and (a) the proposed cash consideration per Fibria share and (b) the market value of the proposed share consideration per Fibria share determined in accordance with Rule 457(c), in each case translated to U.S. dollars using the exchange rate as of July 4, 2018.
(2)	American depositary shares (“ADSs”) representing the Suzano Shares (“Suzano ADSs” and, together with the Suzano Shares, the “Suzano Securities”) registered hereby are registered pursuant to a separate Registration Statement on Form F6 (File No. 333-198020).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this preliminary prospectus is subject to completion and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JULY    , 2018

Merger of Fibria Celulose S.A.

with

Suzano Papel e Celulose S.A.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Holders of Shares and American Depositary Shares (“ADSs”) of Fibria Celulose S.A.:

Holders of shares (including the shares underlying the ADSs) of Fibria Celulose S.A. (“Fibria”) are invited to attend the extraordinary general shareholders meeting of Fibria scheduled for             , 2018 at            ,            . At the extraordinary general shareholders meeting, you will be asked to consider and vote upon a proposal to approve a business combination of Fibria and Suzano Papel e Celulose S.A. (“Suzano”), as contemplated by the terms and conditions agreed by the controlling shareholders of Fibria and the controlling shareholders of Suzano and set forth in the merger agreement to be entered into by Fibria and Suzano (the “Merger Agreement”), pursuant to which Fibria will become a wholly owned subsidiary of Suzano by way of a merger of shares (incorporação de ações) under Brazilian law (the “Merger”).

Upon effectiveness of the Merger, holders of all of the issued and outstanding common shares of Fibria (“Fibria Shares”) at the record date set in accordance with the Merger Agreement will receive common shares of Suzano with no par value (“Suzano Shares”), and holders of Fibria Shares represented by ADSs (“Fibria ADSs”, and, together with Fibria Shares, “Fibria Securities”) at the record date set in accordance with the Merger Agreement and the Fibria Deposit Agreement (as defined herein) will receive Suzano Shares represented by ADSs (“Suzano ADSs”, and, together with Suzano Shares, “Suzano Securities”). All Suzano Securities outstanding at the closing date of the Merger (the “Closing Date”) will remain outstanding following completion of the Merger.

Upon the completion of the Merger and subject to the withdrawal rights described below:

•	holders of Fibria Shares will receive, without any further action by those holders, 0.4611 Suzano Shares and R$ 52.50 for each Fibria Share they hold (as adjusted prior to the Closing Date as described herein), plus cash in exchange for any fractional Suzano Shares; and

•	holders of Fibria ADSs will receive, subject to the procedures for certificated registered holders described herein, 0.23055 Suzano ADSs (representing 0.4611 Suzano Shares) and the equivalent in U.S. Dollars of R$ 52.50 for each Fibria ADS that they hold (as adjusted prior to the Closing Date as described herein), plus cash in exchange for any entitlement to fractional Suzano Shares and fractional Suzano ADSs. Each Suzano ADS represents 2 Suzano Shares.

Based on the number of Fibria Shares outstanding on the date hereof, Suzano expects to issue            Suzano Shares to Fibria shareholders in the Merger and expects a total of            Suzano Shares to be outstanding following the completion of the Merger. Immediately following the closing of the Merger, holders of Fibria Shares

and Fibria ADSs prior to the Merger are expected to own approximately        %, and holders of Suzano Shares and Suzano ADSs prior to the Merger are expected to own approximately        %, respectively, of the outstanding Suzano Shares immediately following the closing of the Merger, assuming that Suzano does not issue any additional Suzano Shares between the date hereof and the closing of the Merger.

The Fibria Shares are listed on the São Paulo Stock Exchange (B3 S.A. – Bolsa, Brasil, Balcão, or the “B3”), under the symbol “FIBR3”, and the Fibria ADSs (representing Fibria Shares) are also listed on the New York Stock Exchange (referred to as the “NYSE”), under the symbol “FBR”. Following the completion of the Merger, the Fibria ADSs will be delisted from the NYSE, Fibria will be deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and from the Brazilian Securities Commission (Comissão de Valores Mobiliários, referred to as the “CVM”) and the Fibria Shares will be delisted from the B3.

The Suzano Shares are listed on the B3 under the symbol “SUZB3”, and the Suzano ADSs (representing Suzano Shares) are traded on the over-the-counter markets in the United States, under the symbol “SUZBY”. Suzano will apply to list the Suzano ADSs on the NYSE, effective as of the Closing Date.

The Merger requires the approval of holders of at least 50% of the issued and voting share capital of Fibria, at an extraordinary general shareholders meeting duly called under Brazilian law. The Merger also requires approval by Suzano’s shareholders. In addition to the approval by the shareholders of Fibria and the shareholders of Suzano, the Merger must be approved by regulatory agencies in multiple jurisdictions, as further described herein. There can be no assurance that the requisite regulatory approvals will be achieved or that all other conditions precedent to the completion of the Merger will be met.

The Suzano Controlling Shareholders (as defined herein) have entered into the Voting Agreement (as defined herein) with the Fibria Controlling Shareholders (as defined herein), under which such shareholders of Fibria have agreed to vote in favor of the Merger. The Fibria Controlling Shareholders hold, as of the date hereof, 58.5% of the outstanding Fibria Shares. In order to approve the Merger Proposal (as defined herein), holders of at least 50% of Fibria Shares must vote in favor of the Merger. The Fibria Controlling Shareholders and the Suzano Controlling Shareholders have agreed that their commitments to vote for and support the Merger will expire 18 months from March 15, 2018, unless such date is extended by mutual agreement of the parties. Therefore, assuming that all conditions precedent are satisfied or waived (where legally permissible), Suzano currently expects that the Merger will be consummated before the end of 2019.

Holders of Fibria Shares who vote to approve the Merger Proposal will not have appraisal or withdrawal rights under Brazilian Law No. 6.404/76, as amended (the “Brazilian Corporation Law”). Holders of Fibria Shares who vote against the approval of the Merger Proposal, or who do not vote on the approval of the Merger Proposal, will have withdrawal rights under the Brazilian Corporation Law. Holders of Fibria ADSs will not be able to exercise withdrawal rights, even if they give instructions to the Fibria Depositary (as defined herein) to vote against the Merger Proposal.

The Merger Agreement will be submitted to the board of directors of Fibria (the “Fibria Board of Directors”) for approval by the Fibria Board of Directors.

Your vote is important, regardless of the number of shares you own. The accompanying disclosure documents (including the Merger Agreement, a form of which is attached as Exhibit C to the Voting Agreement, which is filed as an exhibit to this registration statement) contain detailed information about the Merger and the extraordinary general shareholders meeting of Fibria. This document is a prospectus for the Suzano Shares that will be issued in the Merger. You should read this prospectus carefully. In particular, please read the section entitled “Risk Factors” beginning on page 20 for a discussion of risks that you should consider in evaluating the Merger described in this prospectus.

NEITHER SUZANO NOR FIBRIA IS ASKING ANY SHAREHOLDERS FOR A PROXY, AND EACH SHAREHOLDER IS REQUESTED TO NOT SEND SUZANO OR FIBRIA A PROXY. Pursuant to provisions of the Second Amended and Restated Deposit Agreement dated as of August 12, 2009 (the “Fibria Deposit Agreement”), among Fibria, Citibank, N.A., as the Fibria ADS depositary (the “Fibria Depositary”), and the owners and beneficial owners from time to time of Fibria ADSs issued thereunder, the Fibria Depositary will seek instructions from you on how to vote the Fibria Shares underlying your Fibria ADSs. Holders of Fibria ADSs are not entitled to attend the Fibria extraordinary general shareholders meeting to be held on            , 2018. In order to vote the Fibria Shares underying your Fibria ADSs, you must give timely voting instructions to the Fibria Depositary. If any holder of Fibria ADSs does not give timely voting instructions to the Fibria Depositary (or provides blank voting instructions), the Fibria Depositary will deem such holder to have instructed the Fibria Depositary to cause the shares underlying such Fibria ADSs to be voted in favor of the Merger and the Merger Proposal (as defined herein), subject to the conditions of the Fibria Deposit Agreement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the securities to be issued in connection with the Merger or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus incorporates by reference important business and financial information about Fibria that is contained in its filings with the SEC but that is not included in, or delivered with, this prospectus. This information is available on the SEC’s website at www.sec.gov and from other sources. Suzano will also make copies of this information available to you without charge upon your written or oral request at Avenida Brigadeiro Faria Lima, 1355, 8th floor, São Paulo, State of São Paulo. Brazil, 01452-919, Attention: Danielle Figlino Cheade, telephone: +55 11 3503-9000. In order for you to receive timely delivery of the documents in advance of Fibria’s extraordinary general shareholders meeting, Suzano should receive your request no later than            , 2018, which is five business days prior to Fibria’s extraordinary general shareholders meeting.

This prospectus is dated             , 2018 and is expected to be mailed to holders of Fibria Shares and Fibria ADSs beginning on or about that date.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the other documents incorporated by reference into this prospectus contain or may contain “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

•	the Merger and the expected timing and satisfaction of conditions precedent prior to the Closing Date, including among others, the approval of the Merger by shareholders of each of Fibria and Suzano, regulatory and governmental approvals and other customary closing conditions;

•	the impact of the Merger on Suzano’s earnings, credit rating, market value and growth rate;

•	the expectation that Suzano will become an SEC registrant and that Suzano will have its ADSs listed on the NYSE in connection with the Merger;

•	the expected strategic and integration opportunities and other synergies from the Merger and the expected financial and other benefits therefrom;

•	the future composition of Suzano’s management team and directors and those of its subsidiaries, including, after the Closing Date, Fibria;

•	the future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends or other distributions; and

•	the expectation that Suzano and its subsidiaries will remain compliant with debt covenants and other contractual obligations.

Forward-looking statements in this prospectus are based on current expectations and assumptions made by the management of Suzano. Although the management of Suzano believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors”. Some of the key risks and uncertainties include statements related to:

•	Suzano’s direction and future operation and the implementation of Suzano’s principal operating strategies;

•	difficulties, unexpected costs and delays in integrating Suzano’s and Fibria’s businesses, business model and culture after the Merger and the inability to realize synergies, efficiencies or cost savings from the Merger;

•	the failure to obtain regulatory, stock exchange and other third-party approvals in a timely manner or on conditions acceptable to the parties or the failure to satisfy other customary closing conditions or the failure of the Merger to be completed for any other reason (or to be completed in a timely manner);

•	fluctuation in value of the Merger Consideration (including as a result of currency exchange fluctuations);

i

•	general economic, political and business conditions, both in Brazil and in Suzano’s and Fibria’s principal export markets;

•	industry trends and the general level of demand for, and change in the market prices of, Suzano’s and Fibria’s products;

•	the performance of the Brazilian and world economies, including deterioration in world economic conditions;

•	existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and export or import tariffs (as applicable) in Brazil and in other markets in which Suzano and Fibria operate or to which Suzano and Fibria export their products;

•	the competitive nature of the industries in which Suzano and Fibria operate;

•	Suzano’s level of capitalization, including the levels of Suzano’s indebtedness and overall leverage;

•	the cost and availability of financing;

•	Suzano’s acquisitions, joint ventures, strategic alliances or divestiture plans, and ability to successfully integrate the operations of businesses or other assets that Suzano acquires, including through the Merger;

•	the implementation of Suzano’s financing strategy and capital expenditure plans;

•	inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;

•	legal and administrative proceedings to which Suzano or Fibria are or become party;

•	the volatility of the prices of the raw materials Suzano and Fibria sell or purchase to use in their businesses; and

•	other statements included in this prospectus that are not historical.

The foregoing list is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this prospectus. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this prospectus or other specified date and speak only as of such date. Suzano disclaims any intention or obligation to update or revise any forward-looking statements in this prospectus as a result of new information or future events, except as may be required under applicable securities law.

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, “Suzano”, the “Company”, “we”, “us” and “our” refer to Suzano and its consolidated subsidiaries, unless the context otherwise requires. References to the “Companies” refer to Suzano and Fibria. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars”, “dollars” or “US$” are to United States dollars, the official currency of the United States.

“ANEEL” means the Agência Nacional de Energia Elétrica, or the Brazilian regulatory agency regulating electric power.

“ANTAQ” means the Agência Nacional de Transportes Aquaviários, or the Brazilian regulatory agency regulating aquatic transportation.

“Antitrust Government Authorities” means the CADE in Brazil, the FTC and/or the DOJ, as applicable, in the United States, the European Commission in the European Union and MOFCOM in the People’s Republic of China.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.

“BNDESPAR” means BNDES Participações S.A.

“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

“CADE” means the Conselho Administrativo de Defesa Econômica, or the Brazilian administrative council for economic defense.

“CDI”, or the Interbank Deposit Certificate (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“DOJ” means the United States Department of Justice.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“FTC” means the United States Federal Trade Commission.

“Material Adverse Effect” means, each with respect to Fibria, (i) the filing for voluntary bankruptcy, judicial or extrajudicial reorganization, liquidation or winding up; (ii) the adjudication of bankruptcy; (iii) the shutdown, prohibition, estoppel or complete stoppage with respect to the operations of the plant located at Três Lagoas or the plant located at Aracruz for a period exceeding 60 continuous days; and (iv) the creation of a provision for one or more of Fibria’s actual or contingent Losses and/or the actual reimbursement or payment by Fibria with respect to one or more Losses, in each case, in an amount equal to more than 20% of Fibria’s market capitalization on March 15, 2018 and that, cumulatively: (a) are not in the ordinary course of business and (b) are not recorded in Fibria’s most recent annual or quarterly financial statements and have not been disclosed in the latest Reference Form (Formulário de Referência), disclosed to the market by Fibria up to and including March 15, 2018. For purposes of the foregoing definition, “Loss” means all liabilities, obligations, contingencies, losses, direct damages, financial liabilities or liabilities convertible into money (including adjustment by inflation, reasonable attorneys’ fees and court costs), claims, actions, proceedings, investigations, final non appealable judgments (including judicial, administrative and arbitral judgments or awards), fines, interests, penalties, costs, expenses and imposition of liens (including any attachment or seizure of goods, assets, rights or credits, and/or any temporary or permanent limitation, whether in part or in whole, on the use or disposition of any amounts deposited in bank accounts), minus any proceeds that are reimbursed or to be reimbursed as a result of insurance policies.

“MOFCOM” means the Ministry of Commerce of the People’s Republic of China.

“NYSE” means the New York Stock Exchange.

“Securities Act” means the U.S. Securities Act of 1933.

On July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 to US$ 1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (the “Central Bank of Brazil”). The selling rate was R$ 3.308 to US$ 1.00 as of December 29, 2017, R$ 3.308 to US$ 1.00 as of June 30, 2017, R$ 3.259 to US$ 1.00 as of December 30, 2016, R$ 3.210 to US$ 1.00 as of June 30, 2016 and R$ 3.905 to US$ 1.00 as of December 31, 2015, in each case, as reported by the Central Bank of Brazil. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of R$ 3.527 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2013.

Solely for the convenience of the reader, we have translated certain amounts included in “Selected Financial Data” and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil as of June 30, 2018 of R$ 3.856 to US$ 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates important business and financial information about us and Fibria that is not included in or delivered with the prospectus. The U.S. Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we or Fibria file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Fibria’s annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on February 27, 2018 (SEC File No. 001-15018), which we refer to as the “Fibria 2017 Form 20-F”;

•	Fibria’s submission on Form 6-K filed with the SEC on April 25, 2018 (SEC File No. 001-15018), except for pages 2 and 3 of the document, containing Fibria’s unaudited consolidated interim financial information at March 31, 2018, which we refer to as the “Fibria Unaudited Interim Financial Statements”;

•	Fibria’s Form F-6 filed with the SEC on June 24, 2009 (SEC File No. 333-160187) (containing Fibria’s registration statement for its U.S. ADR program);

•	any of Fibria’s future submissions on Form 6-K furnished to the SEC after the date of this prospectus that are identified by us as being incorporated by reference in this prospectus; and

•	any of our future submissions on Form 6-K furnished to the SEC after the date of this prospectus that are identified in such submissions as being incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

These documents are available on the SEC’s website at www.sec.gov and from other sources. You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Suzano has not authorized anyone to give any information or make any representation about the Merger, Fibria or Suzano that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated by reference into this prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus or the solicitation of proxies pursuant to this prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus is accurate only as of the date of this prospectus unless the information specifically indicates that another date applies.

v

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC on Form F-4 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement, and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Fibria files annual reports on Form 20-F and makes submissions on Form 6-K with the SEC under the rules and regulations that apply to foreign private issuers. As a foreign private issuer, Fibria and its respective shareholders are exempt from some of the reporting requirements of the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to shareholders and Section 16 short-swing profit reporting for their respective officers, directors and holders of more than 10% of their shares. You may read and copy any materials filed by Fibria with, or furnished by Fibria to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Fibria and Suzano are subject to the informational requirements of the CVM and the B3 and file reports and other information relating to their respective businesses, financial condition and other matters with the CVM and the B3. You may read these reports, statements and other information about Fibria and Suzano at the public reference facilities maintained by the CVM at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, Brazil, and Rua XV de Novembro, 275, Centro, São Paulo, SP, Brazil. Some filings of Fibria and Suzano with the CVM and the B3 are also available at the website maintained by the CVM at http://www.cvm.gov.br and the website maintained by the B3 at http://www.b3.com.br.

The public filings with the SEC and the CVM of Suzano are also available to the public free of charge through our internet website at http://ir.suzano.com.br. The information included on our website or that might be accessed through our website is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference. You may also request a copy of Suzano’s filings at no cost by contacting Suzano at the following address: Av. Brigadeiro Faria Lima, 1355, 8th Floor, São Paulo, State of São Paulo, Brazil 01452-919.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank of Brazil has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given turmoil in international markets and the then-applicable Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a rate much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$ 4.195 per US$ 1.00. Overall in 2015, the real depreciated 32%, reaching R$ 3.905 per US$ 1.00 on December 31, 2015. In early 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, and appreciated against the U.S. dollar from March 2016 until early 2017. For most of 2017, the real continued to fluctuate, and has depreciated against the U.S. dollar since the beginning of 2018. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. There can be no assurance that the real will not depreciate further against the U.S. dollar. The real may fluctuate against the U.S. dollar substantially in the future.

The Central Bank of Brazil has intervened occasionally to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian federal government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian federal government in the future. See “Risk Factors—Risks Relating to Brazil”.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Central Bank of Brazil:

Year Ended December 31	Period-end	Average(1)	Low	High
2013	2.343	2.161	1.953	2.446
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381

Three Month Period Ended March 31,	Period-end	Average(2)	Low	High
2018	3.324	3.243	3.139	3.338

Month	Period-end	Average(3)	Low	High
November 2017	3.262	3.259	3.214	3.292
December 2017	3.308	3.292	3.232	3.333
January 2018	3.162	3.211	3.139	3.270
February 2018	3.245	3.242	3.173	3.282
March 2018	3.324	3.279	3.225	3.338
April 2018	3.481	3.407	3.310	3.504
May 2018	3.737	3.636	3.531	3.750
June 2018	3.856	3.773	3.691	3.900
July 2018 (through July 4, 2018)	3.906	3.901	3.892	3.906

Source: Central Bank of Brazil.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the three-month period.
(3)	Represents the average of the exchange rates on the closing of each day during the month

On July 4, 2018, the real/U.S. dollar exchange rate was R$ 3.906 per US$ 1.00.

EXCHANGE CONTROLS

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration at the Central Bank of Brazil (Banco Central do Brasil).

According to Resolution No. 4,373 of September 29, 2014 of the National Monetary Council (Conselho Monetário Nacional) (“CMN”), foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, subject to complying with certain requirements. Resolution No. 4,373 defines a foreign investor as any individual, legal entity, mutual fund or other collective investment entity domiciled or headquartered abroad.

Pursuant to Resolution No. 4,373, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Investors under Resolution No. 4,373 who are not resident in a No Taxation or Low Taxation Jurisdiction (as defined under “Material Tax Considerations—Material Brazilian Tax Considerations”) are entitled to favorable tax treatment. See “Material Tax Considerations—Material Brazilian Tax Considerations”.

Resolution No. 4,373 of the CMN and CVM Instruction No. 559 of March 27, 2015 provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application for registration of the Suzano ADSs was approved by the Central Bank of Brazil and the CVM.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND FIBRIA EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The following are some questions that you may have regarding the Merger and the other matters being considered at the Fibria extraordinary general shareholders meeting and brief answers to those questions. We urge you to read the remainder of this prospectus carefully, including, without limitation, the Merger Agreement, of which a form is attached as Exhibit C to the Voting Agreement, because the information in this section does not provide all the information that might be important to you with respect to the Merger. Additional important information is also contained in the documents incorporated by reference in this prospectus and the exhibits to the registration statement of which this prospectus is a part.

Q:	What is this document and why am I receiving it?

A:	This document is a prospectus of Suzano Papel e Celulose S.A., or Suzano, relating to the common shares of Suzano, no par value, that will be issued as part of the Merger Consideration upon completion of the Merger. In connection with the Merger, Suzano is required by the Securities Act to deliver this document to all holders of Fibria Shares (including the Fibria Shares underlying the Fibria ADSs) that are U.S. residents. You should carefully review this document, because, as a holder of Fibria Shares or Fibria ADSs, you will be entitled to vote directly (in case of holders of Fibria Shares) or indirectly (through giving voting instructions in case of holders of Fibria ADSs) at the extraordinary general shareholders meeting that has been called in order for the shareholders of Fibria to approve the Merger Proposal.

Q:	What is the proposed transaction on which I am being asked to vote?

A:	You are being asked to vote on a merger of Fibria and Suzano. The terms and conditions of the Merger were agreed by the controlling shareholders of Fibria, which are BNDES Participações S.A - BNDESPAR (“BNDESPAR”) and Votorantim S.A. (“Votorantim”, and together with BNDESPAR, the “Fibria Controlling Shareholders”), the Suzano Controlling Shareholders and Suzano on March 15, 2018 and set forth in the Voting Agreement. The terms and conditions, as agreed by the Fibria Controlling Shareholders and the Suzano Controlling Shareholders in the Voting Agreement, will be memorialized in the Merger Agreement, a form of which is attached as Exhibit C to the Voting Agreement, which is filed as an exhibit to this registration statement. The Merger Agreement will be approved by the Fibria Board of Directors and the Suzano Board of Directors and executed by Fibria and Suzano prior to Fibria’s extraordinary general shareholders meeting to be held on , 2018. The Merger, and the terms and conditions thereof as set forth in the Merger Agreement, along with the other proposals set forth in the Merger Proposal, are being submitted for approval to you and the other holders of Fibria Shares. In addition to approval by the shareholders of Fibria and Suzano, completion of the Merger will be subject to regulatory approvals and other conditions precedent, as described herein.

Q:	What will happen in the Merger transaction?

A:	If the Merger is approved by the shareholders of Fibria and Suzano, and subject to other conditions precedent as described herein, the Merger will be implemented through a merger of shares (incorporação de ações) under the Brazilian Corporation Law.

The Merger consists of a series of steps. First, the shares of Fibria will be merged into Eucalipto Holding S.A (“Holding”), a wholly owned subsidiary of Suzano, which will issue 553,183,624 common shares and 553,183,624 redeemable preferred shares of capital stock (assuming no further issuance of Fibria or Suzano shares prior to the completion of the Merger). One common share and one redeemable preferred share of Holding will be exchanged for each share of Fibria, pursuant to a merger of shares (incorporação de ações). As a result of such merger of shares, Fibria will become a wholly owned subsidiary of Holding.

Immediately following the merger of shares of Fibria by Holding, (i) all of Holding’s preferred shares will be redeemed for cash and (ii) Holding’s common shares will be exchanged for Suzano Shares pursuant to a merger (incorporação) of Holding into Suzano.

All of the foregoing steps will occur substantially simultaneously and will be conditioned on the effectiveness of each of the other steps. Accordingly, on the Closing Date, holders of Fibria Shares and Fibria ADSs will directly receive Suzano Shares and Suzano ADSs, respectively, along with cash consideration, in the amounts set forth herein.

Suzano intends to merge Fibria into Suzano as soon as practicable following the Merger, subject to receipt of requisite regulatory or other approvals and consents and completion of required procedures customary for such a transaction. No assurance can be given as to when or whether any of these approvals and consents will be obtained or when such procedures will be concluded, and, as a result, no assurance can be given as to the eventual merger of Fibria into Suzano, after which Fibria would cease to exist and all of Fibria’s rights and obligations would be succeeded to by Suzano, pursuant to Brazilian law.

Q:	What is the status of the Merger transaction?

A:	The Merger Agreement will be submitted to the approval of both the Fibria Board of Directors and the Suzano Board of Directors, pursuant to Brazilian law and the provisions of Fibria’s and Suzano’s bylaws, respectively, prior to the date of the Fibria extraordinary general shareholders meeting. Once each of the Fibria Board of Directors and the Suzano Board of Directors have approved the execution of the Merger Agreement and the submission of the Merger Proposal to Fibria’s shareholders and Suzano’s Shareholders, the Merger Agreement will be entered into by Fibria, Holding and Suzano. Shareholders of both Fibria and Suzano are being asked to vote on the Merger Proposal at extraordinary general shareholders meetings, and if such approval is received, Fibria and Suzano will continue to seek completion of all formalities related to the Merger, including obtaining the necessary antitrust and other regulatory approvals. If and when such regulatory approvals are obtained, the Merger will be consummated and all outstanding Fibria Securities will be exchanged for Suzano Securities. Neither Suzano nor Fibria can predict the actual date on which the Merger will be completed, or whether it will be completed. For a discussion of the conditions to the completion of the Merger, see the section entitled “The Transaction Documents—Merger Agreement—Conditions Precedent to the Completion of the Merger”.

Q:	What will I receive as a holder of Fibria Shares or Fibria ADSs if the Merger is consummated?

A:	As a holder of Fibria Shares, for each Fibria Share that you hold, you will receive 0.4611 Suzano shares and R$ 52.50, adjusted prior to the Closing Date in accordance with fluctuations in CDI, plus cash in exchange for any fractional Suzano Share (collectively, the “Share Merger Consideration”).

As a holder of Fibria ADSs, for each Fibria ADS that you hold, you will receive 0.23055 Suzano ADSs (representing 0.4611 Suzano Shares) and R$ 52.50 (which is equivalent to US$ 13.44 at the exchange rate as of July 4, 2018), adjusted prior to the Closing Date in accordance with fluctuations in CDI and any changes that may be made to the share-to-ADS ratio of our ADS program after the date of this prospectus, plus cash in exchange for any entitlement to fractional Suzano Shares and any fractional Suzano ADSs (collectively, the “ADS Merger Consideration”, and together with the Share Merger Consideration, the “Merger Consideration”). Each Suzano ADS represents 2 Suzano Shares.

Q:	Are the Fibria Securities and the Suzano Securities traded on any stock exchange?

A:	The Fibria Shares and the Suzano Shares are listed on the B3 under the symbols “FIBR3” and “SUZB3”, respectively. The Fibria ADSs are listed on the NYSE under the symbols “FBR”.

Q:	Will the Suzano Shares or the Suzano ADSs to be issued to me at the completion of the Merger be traded on an exchange?

A:	Yes. The Suzano Shares are listed on the B3 under the symbol “SUZB3”. Suzano will apply to list the Suzano ADSs on the NYSE, effective as of the Closing Date, but such listing is subject to Suzano fulfilling all of the listing requirements of the NYSE. There can be no assurance that the Suzano ADSs will be accepted for trading on the NYSE. For more information regarding the listing and trading of the Suzano ADSs, see the section entitled “The Merger—Listing of Suzano’s ADSs”.

Suzano Shares received by holders of Fibria Shares in connection with the Merger will be freely transferable except for Suzano Shares issued to any holder of Fibria Shares deemed to be an “affiliate” of Suzano for purposes of U.S. federal securities law. For more information, see the section entitled “The Merger—Restrictions on Resales of Suzano Shares Received in the Merger”.

Q:	Why are the Suzano Controlling Shareholders proposing the Merger with Fibria, and how was the Merger Consideration determined?

A:	Suzano and Fibria are both producers and sellers of pulp, a commodity that follows a cyclical supply and demand pattern and involves a high cost of production. The Merger will reduce operating costs and generate substantial synergies in our areas of forestry, logistics and overheads, which will increase our competitiveness both in Brazil and overseas. The Merger will also enhance our stability of supply, and customers will benefit from continuity in service, through a greater portfolio of resources in relation to forestry, manufacturing sites and logistical options. The combination of our operations and shipping volumes with those of Fibria will allow us to ship products globally more efficiently and become an even more reliable supplier. Finally, the Merger will result in substantial positive externalities in the form of environmental and social benefits, as a result of our activities and our commitment to meet, and exceed, environmental standards and reduce CO2 emission rates.

The Merger Consideration was determined through a negotiation process, and includes both cash and a share component in order to offer holders of Fibria Shares the benefit of synergies. The portion of the Merger Consideration consisting of Suzano Shares was determined in consideration of Suzano’s indebtedness policy, which provides for a maximum leverage ratio.

Q:	How will I receive the Merger Consideration to which I am entitled?

A:	If you hold Fibria Shares, the Suzano Shares and cash consideration that you are entitled to receive as a result of the Merger will automatically be credited to your account as promptly as practicable on the Closing Date.

If you are a holder of Fibria ADSs and you hold Fibria ADSs through a broker or other securities intermediary in The Depository Trust Company (“DTC”), no further action by you is required in connection with the Merger. If you are a holder of Fibria ADSs and you hold as a registered holder of uncertificated Fibria ADSs, no further action by you is required in connection with the Merger. If you are a holder of Fibria ADSs and you are a registered holder of certificated Fibria ADSs, to receive your Suzano ADSs, you must surrender your Fibria ADSs to the Fibria Depositary, complete the letter of transmittal (the “Letter of Transmittal”), which will be sent to you by the Fibria Depositary, and comply with the procedures described in the Letter of Transmittal. More information may be found under the section entitled “The Merger—Distribution of the Merger Consideration and Receipt of the Suzano Shares, Suzano ADSs and Cash Consideration—Receipt of Suzano ADSs”.

Q:	How do I calculate the value of the Merger Consideration?

A:	The consideration that is payable per Fibria Share or Fibria ADS is a fixed amount of Brazilian reais and a fixed number of Suzano Shares or Suzano ADSs, respectively. As the exchange rate of the real and the market price of Suzano Shares and Fibria Shares fluctuate, the implied value of the Merger Consideration, including in comparison to the value of Fibria Shares, will fluctuate too. As a result, the implied value of the Merger Consideration that you will receive upon the completion of the Merger could be greater than, less than or the same as the implied value of the Merger Consideration in U.S. dollars on the date of this prospectus or at the time of the Fibria extraordinary general shareholders meeting. Based on the closing price per Suzano Share on July 4, 2018, the latest practicable trading day before the date of this prospectus, and the exchange rate for Brazilian reais of R$ 3.906 per U.S. dollar, as reported by the Central Bank of Brazil, the value of the Merger Consideration for each Fibria Share in U.S. dollars was approximately US$ 18.84. You are encouraged to obtain current stock price quotations for Fibria Shares, Fibria ADSs, Suzano Shares and Suzano ADSs before deciding how to vote with respect to the Merger Proposal. The Fibria Shares are listed on the B3 under the symbol “FIBR3”, and the Fibria ADSs (representing Fibria Shares) are also listed on the NYSE under the symbol “FBR”. The Suzano Shares are listed on the B3 under the symbol “SUZB3”, and the Suzano ADSs (representing Suzano Shares) are traded on the over-the-counter markets in the United States, under the symbol “SUZBY”. The price of the Fibria Shares and the Suzano Shares on the B3 is reported in Brazilian reais.

Q:	If I hold Fibria ADSs, will I have to pay ADS cancellation and issuance fees?

A:	If you hold Fibria ADSs, a Fibria ADS cancellation fee of US$ 0.05 per Fibria ADS will be deducted from the cash component of the ADS Merger Consideration. However, you will not have to pay fees for the issuance of Suzano ADSs in exchange for your Fibria ADSs.

Q:	Will I have to pay any brokerage commission?

A:	You will not have to pay any brokerage commission if your Fibria Shares or Fibria ADSs are registered in your name. However, if your securities are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Merger. The sale of fractional entitlements to Suzano Shares and Suzano ADSs will be subject to brokerage commissions to be deducted from the sale proceeds.

Q:	What shareholder approvals are needed for the Merger?

A:	To be approved, the Merger, along with the other proposals set forth in the Merger Proposal, requires an affirmative vote of holders of Fibria Shares representing at least 50% of the issued and voting share capital of Fibria, at an extraordinary general shareholders meeting duly called under Brazilian law. See “The Fibria Extraordinary General Shareholders Meeting—Required Vote”.

The Merger also requires the approval of at least a majority of the votes cast at an extraordinary general shareholders meeting of Suzano where at least two-thirds (2/3) of the issued share capital of Suzano is present or represented at the meeting.

The Fibria extraordinary general shareholders meeting will be held on             , 2018, and the Suzano extraordinary general shareholders meeting will be held on              , 2018.

Q:	Are any Fibria shareholders already committed to vote in favor of the proposal to approve the Merger?

A:	Yes. The Fibria Controlling Shareholders, BNDESPAR and Votorantim, which together hold approximately 58.5% of the issued and outstanding Fibria Shares as of the date hereof, entered into the Voting Agreement (as defined herein) with the Suzano Controlling Shareholders and Suzano. Under the Voting Agreement, the Fibria Controlling Shareholders agreed to vote in favor of the Merger at the Fibria extraordinary general shareholders meeting. For more information on the Voting Agreement, see the section entitled “The Transaction Documents—Voting Agreement”.

Q:	Are there risks associated with the Merger?

A:	Yes. There are a number of risks related to the Merger that are discussed in this prospectus and in the other documents incorporated by reference. In evaluating the Merger, before making any decision on whether and how to vote, you are urged to read carefully and in its entirety this prospectus, in particular the section entitled “Risk Factors”.

Q:	What happens if the Merger is approved by Fibria’s shareholders?

A:	If the Merger is approved by Fibria’s shareholders, Fibria is required to publish the minutes of the relevant shareholders meeting with the CVM and on Fibria’s website. Suzano and Fibria will then continue to seek the requisite approval for the transaction from various regulatory authorities in several jurisdictions, including Brazil, the United States, the European Union and China. As of the date hereof, Suzano has made filings with the relevant antitrust authorities of the United States, the European Union and China, and the United States authority has issued an early termination notice confirming that the Merger was cleared without restrictions in the United States of America. If and when such regulatory approvals are obtained, and subject to completion of other customary conditions precedent, the Merger will be consummated and holders of Fibria Securities will receive the Merger Consideration as described herein. There can be no assurances that the requisite regulatory approvals will be obtained or that all other conditions precedent to the completion of the Merger will be met. For a discussion of the conditions to the completion of the Merger, see the section entitled “The Transaction Documents—Merger Agreement—Conditions Precedent to the Completion of the Merger”.

Q:	Do I have appraisal or dissenters’ rights for my Fibria Shares in connection with the Merger?

A:	You have withdrawal rights with respect to your Fibria Shares under the circumstances described herein. Under Brazilian law, withdrawal rights are akin to appraisal or dissenters’ rights in that they permit shareholders to receive a fixed amount of cash in exchange for each Fibria Share calculated on the basis of the book value per share of Fibria’s shareholders’ equity, subject to the conditions set forth below and described in further detail herein. Other than the withdrawal rights described herein, you do not have appraisal or dissenters’ rights under Brazilian law.

Under Brazilian law, persons who were holders of record of Fibria Shares as of the date of the Fibria extraordinary general shareholders meeting, and who vote against the Merger Proposal, or do not vote at all to approve the Merger Proposal, at the extraordinary general shareholders meeting will be entitled to exercise withdrawal rights under Brazilian law in connection with the Merger. Withdrawal rights must be exercised within 30 days of the publication by Fibria of the minutes of Fibria’s extraordinary general shareholders meeting at which the Merger Proposal is approved. If any holders of Fibria Shares exercise this right, they will receive from Fibria a cash amount for their Fibria Shares equal to R$ 26.36 per share, calculated in accordance with the Brazilian Corporation Law, based on the book value per share of Fibria’s shareholders’ equity as set forth in Fibria’s balance sheet as of December 31, 2017, without prejudice to the right of such holders to request the preparation of a special balance sheet. Holders of Fibria Shares that exercise their withdrawal rights will receive the cash amount on the Closing Date. Holders of Fibria ADSs will not be able to exercise withdrawal rights, even if they give instructions to the Fibria Depositary (as defined herein) to vote against the Merger Proposal, nor will the Fibria Depositary exercise such rights on their behalf, even if given instructions to do so. Holders of Fibria ADSs who wish to assert withdrawal rights will need to become shareholders of Fibria in Brazil, in accordance with the procedures for withdrawing Fibria Shares under the Fibria Deposit Agreement, prior to             , 2018 and take all requisite actions to assert withdrawal rights as Fibria shareholders in Brazil within the time period set forth above. Other than the withdrawal rights under Brazilian law as described herein, holders of Fibria Shares and Fibria ADSs will have no appraisal or dissenters’ rights with respect to their Fibria Securities. For more information, see the sections entitled “Summary—Withdrawal Rights” and “The Merger—Principal Transaction Documents—Withdrawal Rights in the Merger”.

Q:	Are any other approvals from any third parties or governmental authorities required for the completion of the Merger?

A:	Yes. Prior to the Closing Date, approval must be received by the relevant antitrust authorities in several jurisdictions, including Brazil, the U.S., the European Union and China. Additionally, approval must be received, as applicable, from ANTAQ, which is the Brazilian regulatory agency that regulates aquatic transportation.

Q:	Are there any conditions to the Merger?

A:	Yes. The completion and effectiveness of the Merger is subject to the satisfaction of several conditions, including the following:

•	the approval of the Merger Agreement by the Suzano Board of Directors and the Fibria Board of Directors and the execution of the Merger Agreement by each of Suzano, Holding and Fibria.

•	the approval of the Merger and the other items contained in the Merger Proposal on the terms and conditions set forth in the Merger Agreement by the shareholders of each of Fibria and Suzano at their respective extraordinary general shareholders meetings;

•	the receipt of approvals by antitrust authorities in several jurisdictions, including Brazil, the United States, the European Union and China; and

•	the receipt of the other requisite Brazilian regulatory approvals.

No assurance can be given as to when or whether any of these approvals and consents will be obtained, the terms and conditions that may be imposed in connection with their approvals and consents, or the consequences of failing to obtain the approvals and consents. For a discussion of the conditions to the completion of the Merger, see the section entitled “The Transaction Documents—Merger Agreement—Conditions Precedent to the Completion of the Merger”.

Q:	What will happen to Fibria following the Closing Date?

A:	Following the completion of the Merger, Fibria will be a wholly owned direct subsidiary of Suzano. After the Merger, Fibria will be deregistered under the Exchange Act, Fibria will no longer file Annual Reports on Form 20-F or make submissions on Form 6-K and Fibria will be deregistered from the CVM. In addition, the Fibria ADSs will be delisted from the NYSE and the Fibria Shares will be delisted from the B3. Suzano also intends to merge Fibria into Suzano as soon as practicable following the completion of the Merger, subject to receipt of the requisite regulatory and other approvals and consents and completion of required procedures customary for such a transaction.

The deregistration and delisting of Fibria and the Fibria Shares and Fibria ADSs, respectively, will not affect holders of Fibria Shares and Fibria ADSs. At the time of deregistration and delisting following the completion of the Merger, former holders of Fibria Shares and Fibria ADSs will have received Suzano Shares and Suzano ADSs, respectively, and Suzano will be the sole holder of Fibria Shares. Suzano will be registered under the Exchange Act; it will file Annual Reports on Form 20-F and make submissions on Form 6-K. In addition, Suzano ADSs will be listed on the NYSE, Suzano Shares will be listed on the B3 and Suzano will be registered with the CVM. Therefore, holders of Fibria Shares will hold shares in a company that is registered following the Merger and will not be affected by the deregistration of Fibria, in which they will no longer hold shares.

Q:	Are there consequences to Fibria or Suzano of withdrawing from the Merger?

A:	If Suzano withdraws from the Merger, Suzano must pay R$ 750 million (the “Termination Fee”) to Fibria, unless Suzano’s withdrawal is due to (i) refusal by the relevant Brazilian regulatory agencies or judicial bodies (other than CADE or ANTAQ) to permit the Merger to proceed, (ii) a material breach by the Fibria Controlling Shareholders or Fibria of the Voting Agreement or the Merger Agreement, or (iii) the occurrence of a Material Adverse Effect as defined in the Voting Agreement.

Q:	What are the U.S. federal income tax consequences of the Merger?

A:	We expect that the Merger will be a taxable transaction to U.S. holders (as defined in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) for U.S. federal income tax purposes. Accordingly, a U.S. holder generally should be subject to tax on gain realized on the receipt of cash and Suzano Securities in the Merger, including any amount received in respect of fractions of Fibria Securities. The U.S. federal income tax consequences of the Merger are complex. You should read the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” for more information on the U.S. federal income tax consequences of the Merger, and you should consult your own tax advisors regarding the tax consequences of the Merger in your particular circumstances.

Q:	What are the Brazilian income tax consequences of the Merger?

A:

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by a Non-Brazilian Holder (as defined in the section entitled “Material Tax Considerations—Material Brazilian Tax Considerations”), whether distributed to other non-residents or to Brazilian residents, are subject to Brazilian taxation. Fibria Shares are expected to be treated as assets located in Brazil for purposes of the law, and, as a result, gains on the disposition of Fibria Shares as a result of the Merger are expected to be subject to Brazilian income tax at progressive rates set forth in Law No 13,259/16 ranging from 15% to 22.5% (15% for the part of the gain that does not exceed R$ 5.0 million, 17.5% for the part of the gain that exceeds R$ 5.0 million but does not exceed R$ 10.0 million, 20% for the part of the gain that exceeds R$ 10.0 million but does not exceed R$ 30.0 million and 22.5% for the part of the gain that exceeds R$ 30.0 million), or at a flat rate of 25% if the Non-Brazilian Holder is a resident of or domiciled in a No Taxation or Low Taxation Jurisdiction (as defined in the section entitled “Material Tax Considerations—Material Brazilian Tax Considerations”).

There is no clear rule regarding how a disposition of ADSs as a result of the Merger will be treated under Brazilian tax law, including under Brazilian Law No. 10,833/03. Although arguments exist to support the view that ADSs should not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, in which case the disposition of Fibria ADSs would not be subject to Brazilian taxation, considering the general and unclear scope thereof and the lack of any definitive judicial court ruling in respect thereof, we are unable to provide any assurances that courts will agree that Fibria ADSs are not assets located in Brazil for purposes of Law No. 10,833. If ADSs are considered assets located in Brazil, gains on disposition of Fibria ADSs by a Non-Brazilian Holder to a Brazilian resident or even to a non-resident may be subject to income tax in Brazil according to the tax rules applicable to common shares, as explained above.

Q:	What will be the accounting treatment of the Merger?

A:	In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), Suzano will account for the Merger as a business combination applying the acquisition method of accounting with Suzano as the acquiror.

Q:	When and where is the Fibria extraordinary general shareholders meeting?

A:	The Fibria extraordinary general shareholders meeting will be held on , 2018 at the headquarters of Fibria. Fibria’s headquarters is located at the following address: Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors, Torre B, Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, São Paulo, State of São Paulo, Brazil, 04551-010.

Q:	Who is entitled to vote at the Fibria extraordinary general shareholders meeting?

A:	Under Brazilian law, persons who were holders of record of Fibria Shares as of the date of the Fibria extraordinary general shareholders meeting have the right to vote for or against the Merger at the Fibria extraordinary general shareholders meeting. Holders of Fibria ADSs will be able to give voting instructions in accordance with the voting procedures of the Fibria Deposit Agreement but are not entitled to vote directly or attend the extraordinary general shareholders meeting. For more information on the voting procedures for holders of Fibria ADSs, see “The Fibria Extraordinary General Shareholders Meeting—Manner of Voting—Holders of Fibria ADSs”.

Q:	What rights will BNDESPAR receive with respect to the governance of Suzano after the Merger is consummated?

A:	If the Merger is consummated, under the BNDESPAR Shareholders’ Agreement (as defined herein), BNDESPAR will be able to nominate one member of the Suzano Board of Directors, in addition to certain other governance rights. These rights will apply for so long as BNDESPAR holds Suzano Shares representing at least 10% of Suzano’s capital stock. As of the date hereof, BNDESPAR is expected to hold Suzano Shares representing approximately 11.1% of Suzano’s capital stock following completion of the Merger. For more information, see the section entitled “The Transaction Documents—BNDESPAR Shareholders Agreement”.

Q:	Has the Fibria Board of Directors or the Suzano Board of Directors taken any position relating to the Merger?

A:	The Merger Agreement will be submitted to the approval of both the Fibria Board of Directors and the Suzano Board of Directors, pursuant to Brazilian law and the provisions of Fibria’s and Suzano’s bylaws, respectively, prior to the date of the Fibria and Suzano extraordinary general shareholders meetings, and each of the Fibria Board of Directors and the Suzano Board of Directors will approve the submission of the Merger Proposal to the Fibria and Suzano shareholders, respectively. The Fibria Board of Directors has not made any recommendation for or against such approval by Fibria’s shareholders.

Q:	What happens if I transfer or sell my Fibria Shares or my Fibria ADSs before the Fibria extraordinary general shareholders meeting or before completion of the Merger?

A:	You must hold Fibria Shares immediately prior to the extraordinary general shareholders meeting in order to be entitled to vote at the meeting. If you hold Fibria ADSs, you will be subject to a record date established by the Fibria Depositary in accordance with the Fibria Deposit Agreement, which will be earlier than the date of the extraordinary general shareholders meeting. If you transfer or sell your Fibria Shares or Fibria ADSs after the Fibria extraordinary general shareholders meeting but prior to the completion of the Merger, you will have transferred the right to receive the Merger Consideration in the Merger to such transferee and you will lose your right to receive the Merger Consideration. In order to receive the Merger Consideration, you must hold your Fibria Shares or Fibria ADSs through the record date selected by Suzano in accordance with the Merger Agreement. If you hold Fibria ADSs, you may need to comply with additional procedures and be subject to different record dates established by the Fibria Depositary in accordance with the Fibria Deposit Agreement.

Q:	What if I do not vote?

A:	If you are a holder of Fibria Shares and you do not vote, and if you do not act to exercise your withdrawal rights as a shareholder of Fibria within 30 days of the publication by Fibria of the minutes of the extraordinary general shareholders meeting at which the Merger is approved, you will automatically receive the Merger Consideration applicable to the number of Fibria Shares or Fibria ADSs, as applicable, that you own, provided that you hold such Fibria Shares or Fibria ADSs through the record date selected by Suzano in accordance with the Merger Agreement.

If you are a holder of Fibria ADSs and you do not give timely voting instructions in respect of your Fibria ADSs to the Fibria Depositary, the Fibria Depositary will deem that you have instructed the Fibria Depositary to cause the shares underlying such Fibria ADSs to be voted in favor of the Merger, subject to the conditions of the Fibria Deposit Agreement. See “The Fibria Extraordinary General Shareholders Meeting—Manner of Voting—Holders of Fibria ADSs”.

Q:	Could the Merger be unwound?

A:	The Merger itself will not be unwound once all conditions precedent have been satisfied and closing has occurred. However, in the event that the Fibria Board of Directors believes that the total value of the withdrawal rights exercised by holders of Fibria Shares may put at risk the financial stability of Fibria, the Fibria Board of Directors may reconsider the Merger within ten days of the end of the withdrawal rights exercise period. If the Fibria Board of Directors elects to reconsider the Merger, the Merger will not be consummated and the payment relating to the exercise of withdrawal rights will not become due.

Q:	What if I own Suzano Shares in addition to Fibria Shares?

A:	Please note that this document is not a proxy or solicitation of votes for the Suzano extraordinary general shareholders meeting that will be held in connection with the Merger. If you are a holder of Suzano Shares in addition to Fibria Shares, you will receive information from Suzano separately regarding the Suzano extraordinary general shareholders meeting, including details on what matters will be voted on and instructions on how to vote at the Suzano extraordinary general shareholders meeting.

Q:	What should I do now, as a holder of Fibria Shares or Fibria ADSs?

A:	You should review the materials provided in this prospectus and the documents incorporated by reference, and you should prepare to vote on the date of the Fibria extraordinary general shareholders meeting or give voting instructions in accordance with the Fibria Deposit Agreement, as applicable. Note that, if you are a holder of Fibria Shares and you vote in favor of the Merger Proposal, you will not be able to exercise your withdrawal rights under Brazilian law. Holders of Fibria ADSs will not be able to exercise any withdrawal rights.

Q:	Who can help answer my questions?

A:	If you have any questions about the proposed merger, you should contact Suzano at the following address:

Suzano Papel e Celulose S.A.

Avenida Brigadeiro Faria Lima, 1355, 8th floor

São Paulo, State of São Paulo, 01452-919

Brazil

Tel: +55 11 3503-9000

Attention: Investor Relations Team

http://ir.suzano.com.br

Or, you can contact D.F. King & Co., Inc., which is our information agent, at the following address:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: suzano@dfking.com

Tel (Banks and brokers call): +1 (212) 269-5550

Tel (All others call toll free): +1 (866) 564-4940

Q:	Where can I find more information about Suzano and Fibria?

A:	You can find out more information about Suzano and Fibria from the various sources described in the section entitled “Where You Can Find Additional Information”.

SUMMARY

The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Merger, the Merger Agreement and the transactions contemplated thereby, we encourage you to read carefully this entire prospectus, including the exhibits to the registration statement of which this prospectus is a part. In addition, we encourage you to read the information incorporated by reference into this prospectus, which includes important business and financial information about Fibria and Suzano that has been filed with the SEC. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information”.

Information about the Companies

Suzano

Suzano is the second largest producer of eucalyptus pulp in the world, the fifth largest producer of market pulp (according to Hawkins Wright) and one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America. The product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. We have an annual pulp and paper production capacity of 5.1 million tons.

Our principal place of business is located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, São Paulo, State of São Paulo. Brazil, 01452-919, telephone: +55 11 3503-9000. Suzano’s website address is: ir.suzano.com.br.

Fibria

Fibria is the world’s largest producer of market pulp, with an aggregate installed capacity of 7.25 million metric tons of eucalyptus pulp per year.

As of the date hereof, Fibria’s headquarters and principal executive offices are located at Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, São Paulo, State of São Paulo, Brazil, 04551-010, telephone: +55 11 2138-4565. Fibria’s website address is: www.fibria.com.br/ir.

Holding

Holding is a closely held corporation that is a wholly owned subsidiary of Suzano. Holding has no assets or operations as of the date hereof.

Risk Factors

The Merger involves risks, some of which are related to the Merger itself and others of which are related to Suzano’s and Fibria’s respective businesses and to investing in and ownership of Suzano Shares and Suzano ADSs following the Merger, assuming the Merger is completed. In considering the Merger, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included in or incorporated by reference into this prospectus.

The Merger and the Merger Agreement

The Merger Agreement provides that, subject to the conditions described therein, Fibria will merge with Suzano and, as a result, Fibria will become a direct wholly owned subsidiary of Suzano and cease to have its shares traded on a stock exchange. The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this prospectus and a translation of a form of which is attached as Exhibit C to the Voting Agreement, which is filed as an exhibit to this registration statement. You are encouraged to read the Merger Agreement carefully, as, once executed, it will be the legal document that governs the Merger. All descriptions in this summary and in this prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to the Merger Agreement.

Board of Directors and Management of Suzano

Our board of directors (conselho de administração) is the decision making body responsible for determining general guidelines and policies for our business, including our overall long term strategies, as well as the control and oversight of our performance. Our board of directors is also responsible for, among other things, supervising our executive officers’ actions. It holds meetings whenever called by its chairman, any of its vice chairmen or our chief executive officer. Currently, our board of directors consists of eight members, four of which are independent members in accordance with applicable Brazilian laws and regulations. We have entered into the BNDESPAR Shareholders Agreement, which includes certain obligations with respect to the appointment of board members, and pursuant to which we may increase the maximum number of our board of directors from nine to 10. See “The Transaction Documents—BNDESPAR Shareholders Agreement”.

Our executive officers (diretores) are responsible for executing our business strategies and for the day-to-day operations of our company, except for those matters attributed to our shareholders’ meeting or our board of directors, pursuant to applicable Brazilian law and/or our bylaws. Our executive officers consist of a chief executive officer and four to nine executive officers, each of whom must be a Brazilian resident (but do not need to be one of our shareholders), with recognized technical and administrative experience. Our executive officers are appointed by our board of directors for a one year term and are eligible for re-election. Currently, we have eight executive officers.

The Fibria Extraordinary General Shareholders Meeting

Date, Time and Place of the Fibria extraordinary general shareholders meeting

The extraordinary general shareholders meeting of Fibria will be held on             , 2018, at         ,          time, at Fibria’s headquarters in São Paulo, SP, Brazil. Fibria’s headquarters is located at the following address: Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors, Torre B, Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, São Paulo, State of São Paulo, Brazil, 04551-010.

Record Date; Shares Entitled to Vote

All holders of Fibria Shares as of the date of the Fibria extraordinary general shareholders meeting are entitled to vote on the Merger Proposal at such extraordinary general shareholders meeting. All holders of Fibria ADSs outstanding as of the record date established by the Fibria Depositary in accordance with the Fibria Deposit Agreement (the “ADS Record Date”) are entitled to give voting instructions in accordance with the voting procedures of the Fibria Deposit Agreement. Each Fibria Share and each Fibria ADSs outstanding as of the date of the Fibria extraordinary general shareholders meeting or the ADS Record Date, respectively, is entitled to one vote on each proposal presented for consideration at the Fibria extraordinary general shareholders meeting. As of April 30, 2018, there were 553,201,072 Fibria Shares (including Fibria Shares held by the Fibria Depositary) issued and outstanding and entitled to vote at the Fibria extraordinary general shareholders meeting.

If you are a holder of Fibria Shares, you are entitled to attend and vote at the meeting. If you are a holder of Fibria ADSs, you are not entitled to attend the meeting, but you may communicate your voting instructions to the Fibria Depositary. As a holder of Fibria ADSs, in order for the Fibria Shares underlying your Fibria ADSs to be voted in accordance with your voting instructions, you must give timely instructions to the Fibria Depositary in accordance with the Fibria Deposit Agreement and any notices or information distributed by the Fibria Depositary.

If you are a holder of Fibria Shares, you may be required under the Brazilian Corporation Law to show documents proving your identity and ownership of Fibria Shares to gain admittance to the Fibria extraordinary general shareholders meeting. If you grant a proxy to someone to act for you at the meeting, your proxy will be required to show original or certified copies of the documents that grant him or her powers of representation. The proxy must be deposited at or mailed to the head office of Fibria no later than                , local time, 3 business days before the meeting. The failure to comply with this requirement will not prevent the proxy from attending the Fibria extraordinary general shareholders meeting so long as he or she presents the originals of the documents evidencing his or her powers.

Quorum

In order to validly hold an extraordinary general shareholders meeting of Fibria, in general, the holders of at least 25% of Fibria’s issued and outstanding voting capital must be present in person or represented by proxy at the meeting following first call to constitute a quorum. If that quorum is not reached on first call, any percentage of holders must be present or represented at the meeting following second call. You must be present in person or represented by proxy at the meeting in order to be considered part of the quorum at the Fibria extraordinary general shareholders meeting. Because there were 553,201,072 Fibria Shares outstanding and entitled to vote as of April 30, 2018, at least 138,300,268 Fibria Shares would have to be present in person or represented by proxy at the Fibria extraordinary general shareholders meeting for a quorum to be formed following first call, and any amount of holders of the Fibria Shares would have to be present following second call.

Abstentions from voting by shareholders attending the meeting will be counted for the purpose of determining the presence of a quorum.

Required Vote

In order to effect the Merger, holders of Fibria Shares must adopt the decision to merge Fibria and Suzano as contemplated by the Merger Agreement. The decision to merge requires the affirmative vote of at least 50% of Fibria’s issued and outstanding voting capital. The approval by the holders of Fibria Shares of the Merger Proposal is a condition to the completion of the Merger. If the Merger Proposal is not approved, the Merger will not be completed.

The Fibria Controlling Shareholders, which together hold approximately 58.5% of the issued and outstanding Fibria Shares as of the date hereof, have entered into the Voting Agreement (as defined herein) with the Suzano Controlling Shareholders, which hold approximately 50.8% of the issued and outstanding Suzano Shares as of the date hereof, with Suzano as intervening party. Pursuant to the Voting Agreement, the Fibria Controlling Shareholders and the Suzano Controlling Shareholders agreed to exercise their voting rights with respect to the Fibria Shares and Suzano Shares, respectively, in favor of the Merger at the Fibria Extraordinary General Shareholders Meeting and the Suzano shareholders meeting, respectively. Assuming quorum requirements are met and the meetings are validly held in accordance with Brazilian law, upon the exercise by the Fibria Controlling Shareholders and the Suzano Controlling Shareholders of their voting rights in compliance with the terms of the Voting Agreement, we expect that the shareholders of Fibria and Suzano, respectively, will vote to approve the Merger at their respective meetings. For more information on the Voting Agreement, see the section entitled “The Transaction Documents—Voting Agreement”.

Voting by Directors and Executive Officers

As of the date hereof, the Fibria directors and executive officers have the right to vote approximately 57,413 Fibria Shares, representing 0.01% of the Fibria shares then outstanding and entitled to vote. None of the directors or executive officers of Fibria has entered into any agreements obligating them to vote in favor of the Merger Proposal.

The Suzano Extraordinary General Shareholders Meeting and Suzano Shareholder Approval

The Suzano extraordinary general shareholders meeting is scheduled to be held on             , 2018, at         ,          time, at Suzano’s head office in Salvador, State of Bahia, Brazil. The Suzano extraordinary general shareholders meeting will vote on the agenda items and proposals of the Suzano Board of Directors discussed in the section entitled “The Merger—Shareholder Approvals Required for the Merger—Approval by the holders of Suzano Shares”.

Listing of Suzano ADSs

Suzano will apply to list the Suzano ADSs on the NYSE, effective as of the Closing Date, but such listing is subject to Suzano fulfilling all of the listing requirements of the NYSE. There can be no assurance that the Suzano ADSs will be accepted for trading on the NYSE.

Delisting and Deregistration of Fibria Shares and ADSs

After the Merger is completed, Fibria will be deregistered under the Exchange Act, Fibria will no longer file Annual Reports on Form 20-F or make submissions on Form 6-K with the SEC and Fibria will be deregistered from the CVM. In addition, the Fibria ADSs will be delisted from the NYSE and the Fibria Shares will be delisted from the B3.

Reasons for the Merger

For more information on the reasons underlying the decisions of each of the Fibria Board of Directors and the Suzano Board of Directors to approve the Merger and the Merger Agreement, see the section entitled “The Merger—Reasons for the Merger”.

Material U.S. Tax Considerations

For more information on U.S. taxation considerations, see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”.

Brazilian Taxation

For more information on Brazilian taxation considerations, see “Material Tax Considerations—Material Brazilian Tax Considerations”.

Accounting Treatment of the Merger

In accordance with IFRS, Suzano will account for the Merger as a business combination applying the acquisition method of accounting with Suzano as the acquiror. For a more detailed discussion of the accounting treatment of the Merger, see the section entitled “The Merger—Accounting Treatment of the Merger”.

Regulatory Approvals Required for the Merger

Antitrust clearance in Brazil

Under Brazilian antitrust law, Suzano is not permitted to consummate the acquisition of control of Fibria prior to receiving the final approval from CADE. Suzano has not yet submitted the Merger for review by the CADE.

For a description of the required antitrust filings and clearance in Brazil, see “Regulatory Matters—Antitrust Approvals Required for the Merger—Antitrust Clearance in Brazil”.

Antitrust clearance in jurisdictions other than Brazil

Suzano and Fibria derive revenues in other jurisdictions where merger or acquisition control filings or clearances are required, including clearances by the FTC and/or the DOJ, as applicable, in United States, the European Commission in the European Union and the MOFCOM in the People’s Republic of China. The Merger cannot be consummated until the closing conditions relating to applicable filings and clearances under antitrust laws in the foregoing jurisdictions have been satisfied or waived.

For a description of antitrust filings and clearances in jurisdictions other than Brazil, see “Regulatory Matters—Antitrust Approvals Required for the Merger—Antitrust Clearance in Jurisdictions other than Brazil”.

Other regulatory approvals required for the Merger

In addition to the antitrust approvals described herein, Suzano is required to receive the approval, as applicable, of ANTAQ, which is the Brazilian regulatory agency that regulates aquatic transportation. For a description of regulatory approvals (other than antitrust approvals) required for the Merger, see “Regulatory Matters—Other Regulatory Approvals Required for the Merger”.

Withdrawal Rights

Holders of Fibria Shares who vote against the approval of the Merger Proposal, or who do not vote on the approval of the Merger Proposal, will have withdrawal rights under the Brazilian Corporation Law. In order to exercise such withdrawal rights, holders of Fibria Shares must give notice thereof within 30 days of the publication by Fibria of the minutes of the extraordinary general shareholders meeting at which the Merger Proposal is approved. Holders of Fibria ADSs will not be able to exercise withdrawal rights, even if they give instructions to the Fibria Depositary (as defined herein) to vote against the Merger Proposal, nor will the Fibria Depositary exercise those rights on their behalf, even if requested to do so. See “The Merger—Principal Transaction Documents—Withdrawal Rights in the Merger”.

Holders that intend to exercise their withdrawal rights must continue to hold their Fibria Shares until the Closing Date. The amount payable as reimbursement for the value of the Fibria Shares will correspond to the shareholders’ book value per share of Fibria on December 31, 2017, according to Fibria’s financial statements approved at the annual general shareholders meeting held on April 27, 2018, which is R$ 26.36 per share, without prejudice to the right of such holders to request the preparation of a special balance sheet. Holders of Fibria Shares that exercise their withdrawal rights will receive the cash amount on the Closing Date.

Conditions Precedent that Must Be Satisfied or Waived for the Merger to Occur

As more fully described in this prospectus and as set forth in the Merger Agreement, the obligation of each of Suzano and Fibria to complete the Merger depends on the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	approvals of the Merger by antitrust authorities in Brazil, the United States, the European Union and China, and the approval of the Merger by other requisite Brazilian regulatory authorities;

•	the registration statement of which this prospectus forms a part shall have been declared effective by the SEC;

•	absence of any law enacted, or any judicial or regulatory order issued, by a competent governmental authority (including the Brazilian Federal Court of Accounts) or judicial authority or arbitral tribunal that impedes the completion of the Merger;

•	absence of a Material Adverse Effect, which can be waived at any time by Suzano by means of a written notice;

•	compliance by each of Fibria and Suzano with their respective material obligations set forth in the Merger Agreement, which can be waived at any time by the non-defaulting party by means of a written notice; and

•	the representations and warranties made by Suzano and Fibria in the Merger Agreement being true and accurate, in all material aspects, as of the Closing Date, which condition can be waived at any time by the non-defaulting party by means of a written notice.

Termination of the Merger Agreement

If the Merger is not consummated within 18 months of March 15, 2018, the Merger Agreement will be terminated. If the non-consummation is due to a breach of the obligations provided in the Merger Agreement by Fibria or Suzano, the non-defaulting party may consider the Merger terminated and file a claim for possible losses and damages.

Termination Fee

Suzano has agreed to pay Fibria the Termination Fee, which amounts to R$ 750 million, if the Merger is not consummated within 18 months of March 15, 2018, unless the non-consummation is due to (i) refusal by the relevant Brazilian regulatory agencies or judicial bodies, other than CADE or ANTAQ, to permit the Merger to proceed, (ii) a material breach by the Fibria Controlling Shareholders or Fibria of the Voting Agreement or the Merger Agreement, or (iii) the occurrence of a Material Adverse Effect as defined in the Voting Agreement.

Comparison of the Rights of Holders of Suzano Shares and Fibria Shares

As a result of the Merger, the holders of Fibria Shares will become holders of Suzano Shares, and their rights will be governed by Brazilian Law and Suzano’s bylaws. Following the Merger, former Fibria shareholders will have different rights as Suzano shareholders than they did as Fibria shareholders. For a summary of the material differences between the rights of Fibria shareholders and Suzano shareholders, see the section entitled “Comparison of the Rights of Holders of Fibria Shares and Suzano Shares”.

Selected Financial Data of Fibria

This prospectus incorporates by reference Fibria’s audited consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 (the “Fibria

Financial Statements”). The Fibria Financial Statements have been prepared in accordance with IFRS as issued by IASB and are presented in reais. The selected financial and operating information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Fibria Financial Statements and the notes thereto incorporated by reference in this prospectus.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1), except per share data	(in millions of R$), except per share data
Net revenues	3,044.4	11,739.2	9,614.8	10,080.7	7,083.6	6,917.4
Cost of sales	(2,139.1)	(8,248.4)	(7,108.3)	(5,878.2)	(5,545.5)	(5,382.7)

Gross profit	905.3	3,490.7	2,506.5	4,202.5	1,538.1	1,534.7

Selling, general and administrative	(216.0)	(832.9)	(757.1)	(702.9)	(630.3)	(631.8)
Equity in results of joint-venture	0.01	0.05	(0.8)	0.4	(0.6)	—
Other operating income and expenses, net	(88.1)	(339.7)	(321.2)	24.3	749.5	807.5
	(304.1)	(1,172.6)	(1,079.0)	(678.1)	118.5	175.7

Income before financial income and expenses	601.2	2,318.1	1,427.5	3,524.3	1,656.6	1,710.4

Financial income	108.8	419.4	282.5	221.7	134.0	110.7
Financial expenses	(301.5)	(1,162.6)	(751.7)	(569.8)	(1,040.6)	(1,016.5)
Result of derivative financial instruments, net	61.6	237.6	700.9	(830.1)	(6.2)	(215.3)
Foreign exchange gain (loss) and indexation charges, net	(71.9)	(277.1)	1,384.5	(2,507.0)	(721.8)	(932.9)
	(203.0)	(782.7)	1,616.2	(3,685.3)	(1,634.7)	(2,054.0)

Income (loss) before income taxes	398.2	1,535.4	3,043.7	(160.9)	21.9	(343.6)

Current income tax (expenses)	(81.9)	(315.9)	(53.3)	(684.2)	(46.3)	(619.6)
Deferred income tax (expenses)	(32.7)	(126.2)	(1,326.8)	1,202.2	186.9	265.6

Net income (loss)	283.5	1,093.3	1,663.6	357.0	162.6	(697.6)

Net income (loss) attributable to shareholders of the Company	281.5	1,085.3	1,654.8	342.2	155.6	(706.4)
Net income attributable to non-controlling interest	2.1	8.1	8.8	14.8	7.0	8.8

Net income (loss)	283.5	1,093.3	1,663.6	357.0	162.6	(697.6)

Basic earnings (loss) per share	0.5	1.96	2.99	0.62	0.28	(1.28)
Diluted earnings (loss) per share	0.5	1.96	2.98	0.62	0.28	(1.28)
Weighted average number of shares outstanding (in millions):	143.5	553.2	553.6	553.6	553.6	553.6
Dividends per share	0.1	0.47	0.71	0.54	0.07	—

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$3.856 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

CONSOLIDATED BALANCE SHEET

	Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$)
Assets
Current
Cash and cash equivalents	1,050.8	4,051.7	2,660.1	1,077.7	461.1	1,271.8
Marketable securities	679.3	2,619.4	2,033.2	1,411.9	682.8	1,068.2
Derivative financial instruments	32.2	124.3	256.7	26.8	29.6	22.5
Trade accounts receivable, net	309.4	1,193.2	635.0	742.4	538.4	382.1
Accounts receivable - land and buildings sold	—	—	—	—	—	902.6
Inventory	539.5	2,080.4	1,638.0	1,571.2	1,238.8	1,265.7
Recoverable taxes	70.7	272.6	144.2	462.5	162.9	201.1
Assets held for sale	—	—	—	—	—	589.8
Other assets	48.9	188.5	149.7	168.3	147.6	103.2

	2,730.9	10,530.2	7,516.9	5,460.6	3,261.2	5,807.0

Non-current
Marketable securities	42.1	162.3	5.7	68.1	51.4	48.2
Derivative financial instruments	84.0	324.0	242.3	273.7	161.3	71.0
Related parties receivables	2.6	9.9	9.8	11.7	8.0	7.1
Recoverable taxes	484.5	1,868.3	1,717.9	1,512.0	1,752.1	743.9
Advances to suppliers	167.4	645.5	664.4	630.6	695.2	726.1
Judicial deposits	46.9	180.9	198.7	195.3	192.0	197.5
Deferred taxes	195.2	752.5	1,210.5	2,399.2	1,190.8	968.1
Assets held for sale	—	—	598.3	598.3	598.3	—
Other assets	31.1	119.9	111.0	92.7	91.2	252.1
Investments	39.7	152.9	130.4	137.8	79.9	46.9
Biological assets	1,103.0	4,253.0	4,351.6	4,115.0	3,707.8	3,423.4
Property, plant and equipment	3,916.4	15,101.7	13,107.2	9,433.4	9,252.7	9,824.5
Intangible assets	1,190.9	4,592.3	4,575.7	4,505.6	4,552.1	4,634.3

	7,303.7	28,163.2	26,923.5	23,973.4	22,332.8	20,943.2

Total assets	10,034.6	38,693.3	34,440.3	29,434.0	25,594.0	26,750.2

Liabilities and shareholders’ equity
Current
Loans and financing	439.0	1,692.9	1,138.3	1,072.9	965.4	2,972.4
Derivative financial instruments	39.3	151.6	245.8	302.8	185.9	106.8
Trade payables	806.7	3,110.5	1,866.8	668.0	593.4	586.5
Payroll, profit sharing and related charges	52.4	201.9	168.1	170.7	135.0	129.4
Taxes payable	63.9	246.4	85.6	564.4	56.2	55.8
Liabilities related to the assets held for sale	—	—	—	—	—	470.0
Dividends payables	67.8	261.6	396.8	86.3	38.6	2.4
Other payables	32.4	125.0	121.8	90.2	124.8	125.1

	1,501.5	5,789.8	4,023.1	2,955.3	2,099.2	4,448.4

Non-current
Loans and financing	4,565.8	17,605.7	15,014.2	11,671.0	7,361.1	6,800.7
Derivative financial instruments	42.1	162.5	234.8	825.7	422.5	451.1
Taxes payables		—	—	—	—	0.2
Deferred taxes		—	409.3	271.0	266.5	235.9
Provision for legal proceeds, net	43.0	165.9	189.9	165.3	144.6	128.8
Liabilities related to the assets held for sale		—	477.0	477.0	477.0	—
Other payables	82.9	319.5	274.4	253.4	207.3	193.8

	4,733.8	18,253.6	16,599.5	13,663.4	8,879.0	7,810.6

Total liabilities	6,235.3	24,043.4	20,622.6	16,618.7	10,978.3	12,258.9

	Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$)
Shareholders’ equity
Share capital	2,523.1	9,729.0	9,729.0	9,729.0	9,729.0	9,729.0
Share capital reserve	3.5	13.4	11.4	15.5	3.9	2.7
Treasury shares	(6.0)	(23.1)	(10.4)	(10.4)	(10.3)	(10.3)
Other reserves	417.2	1,608.9	1,599.6	1,639.9	3,228.1	3,109.3
Statutory reserves	842.6	3,249.0	2,421.5	1,378.4	1,613.3	1,614.3

Equity attributable to shareholders of the Company	3,780.4	14,577.2	13,751.1	12,752.4	14,564.0	14,444.9
Equity attributable to non-controlling interests	18.9	72.8	66.6	63.0	51.7	46.4
Total shareholders’ equity	3,799.2	14,649.9	13,817.7	12,815.3	14,615.7	14,491.3

Total liabilities and shareholders’ equity	10,034.6	38,693.3	34,440.3	29,434.0	25,594.0	26,750.2

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$3.856 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The exchange rate as of March 31, 2018 was R$ 3.324 to US$ 1.00. The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in reais per U.S. dollar and not adjusted for inflation. There can be no assurance that the real will not depreciate or appreciate again in the future.

Exchange Rate of Reais per US$ 1.00
Year Ended December 31,	Period-end	Average(1)	Low	High
2013	2.343	2.161	1.953	2.446
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381

Month Ended	Period-end	Average(1)	Low	High
September 30, 2017	3.168	3.135	3.085	3.193
October 31, 2017	3.277	3.191	3.132	3.280
November 30, 2017	3.262	3.259	3.214	3.292
December 31, 2017	3.308	3.292	3.232	3.333
January 31, 2018	3.162	3.212	3.139	3.308
February 28, 2018	3.245	3.242	3.173	3.282
March 31, 2018	3.324	3.279	3.225	3.338
April 30, 2018	3.481	3.407	3.310	3.504
May 2018	3.737	3.636	3.531	3.750
June 2018	3.856	3.773	3.691	3.900
July 2018 (through July 4, 2018)	3.906	3.901	3.892	3.906

(1)	Represents the daily average exchange rate during each of the relevant periods.

Selected Financial Data of Suzano

For information on selected financial data of Suzano, see the section entitled “Selected Financial Data”.

Selected Unaudited Pro Forma Condensed Consolidated Financial Information

For information on selected unaudited pro forma condensed consolidated financial information of Suzano, see the section entitled Unaudited Pro Forma Condensed Consolidated Financial Information”.

Comparative per Share Market Data

The following table presents the closing price per each Suzano Share on the B3 and per each Fibria Share on the B3 on (a) March 15, 2018, the last trading day prior to the date of public announcement of Suzano and Fibria of the execution of the Voting Agreement and (b) July 4, 2018, the last practicable trading day prior to the mailing of this prospectus. This table also shows the implied value of the Merger Consideration payable for each Fibria Share on the relevant date. The implied value of the Merger Consideration is based upon the product of the exchange ratio for the Share Merger Consideration and the closing price in reais of Suzano Shares on the B3 as of the applicable date.

Date	Suzano Share Closing Price (B3)	Fibria Share Closing Price (B3)	Implied per share value of Merger Consideration (1)
	In reais
March 15, 2018	23.40	71.56	63.29
July 4, 2018	45.71	72.40	74.56

(1)	The implied value represents 52.50 adjusted by the CDI (as of July 4) plus 0.4611 Suzano’s share

Comparative Historical and Unaudited Pro Forma per Share Data

The following table includes unaudited pro forma condensed consolidated financial information and should be read in conjunction with the unaudited pro forma condensed consolidated financial information and the assumptions included under “Comparative Historical and Unaudited Pro Forma per Share Data”. This information is presented for illustrative purposes only and is based on assumptions that we believe are reasonable under the circumstances.

	For the year ended December 31, 2017				For the three-month period ended March 31, 2018
	Historical		Pro Forma Consolidated, including the effects of the Merger		Historical		Pro Forma Consolidated, including the effects of the Merger
	Suzano	Fibria	Suzano	Fibria (1)	Suzano	Fibria	Suzano	Fibria (1)
(in reais)
Book value per share	10.64	26.48	14.87	6.86	11.39	27.61	15.53	7.16
Cash dividends paid per share(2)	0.52	0.71	0.42	0.20	—	—	—	—
Net income for the period per share	1.67	1.98	1.32	0.61	0.74	1.11	0.84	0.39
Earnings per share
Basic	1.67	1.96	1.32	0.61	0.74	1.11	0.84	0.39
Diluted	1.66	1.96	1.32	0.61	0.74	1.11	0.84	0.39
(in millions)
Weighted average numbers of shares outstanding	1,091.7	553.2	1,346.7	n/a	1,092.6	553.2	1,347.6	n/a

(1)	Refers to the Equivalent Pro Forma calculated by multiplying the pro forma book value, cash dividends paid, net income for the period and earnings per share by the exchange ratio (0.4611) so that the per share amounts are equated to the respective values for one share of the company being acquired. For more information, see notes to the “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(2)	Cash dividends includes dividends and interest on own capital.

RISK FACTORS

You should carefully consider the following information to understand the risks associated with the Merger and an investment in Suzano’s securities, which you will receive pursuant to the Merger, before deciding whether to vote in favor of the Merger Proposal. You should also consider the other information in this prospectus and the documents incorporated by reference into this prospectus, including the Merger Agreement, a form of which is attached as Exhibit C to the Voting Agreement, which is filed as an exhibit to this registration statement. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

Risks Relating to the Merger

The completion of the Merger is subject to a number of important conditions, and the Merger Agreement may be terminated before the completion of the Merger in accordance with its terms. As a result, there is no assurance that the Merger will be completed.

The completion of the Merger is subject to the satisfaction or waiver, as applicable, of a number of important conditions set forth in the Merger Agreement, including the approval of the Merger by the shareholders of Fibria and Suzano, the approval of the Merger by antitrust authorities in several jurisdictions, including Brazil, the United States, Europe and China, the approval of the Merger by other Brazilian regulatory agencies, and several other customary closing conditions. On May 31, 2018, the United States antitrust authorities issued an early termination notice confirming that the transaction was cleared without restrictions in the United States of America. However, the Merger remains subject to approval by antitrust authorities in other jurisdictions. If these conditions are not satisfied or, if applicable, waived by the date that is eighteen months from March 15, 2018 (i.e., September 15, 2019), the Merger Agreement may be terminated by either party and you will not receive the Merger Consideration. For more information, see “The Transaction Documents—Merger Agreement—Conditions Precedent to the Completion of the Merger”.

Antitrust authorities could impose costly or restrictive conditions on the approval of the Merger.

The Merger is subject to the approval of antitrust authorities in several jurisdictions, including the CADE in Brazil, the FTC and/or the DOJ, as applicable, in the United States of America, the European Commission in the European Union and MOFCOM in the People’s Republic of China, among others. Each of these antitrust authorities will determine whether the transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

Any decision by one or more of these antitrust authorities to not approve the Merger or to impose conditions or performance commitments on us as part of the approval process for the Merger could materially and adversely affect our business, negatively affect our financial performance and the trading price of the Suzano ADSs and prevent us from achieving the anticipated benefits of the Merger.

The expected benefits from operating as a combined enterprise with Fibria may not be achieved.

Although since the signing of the Voting Agreement on March 15, 2018, several market analysts have made public statements with respect to the expected benefits of the combined operations of Suzano and Fibria, the integration of two large companies presents significant challenges. No assurance can be given that Suzano and Fibria will be able to integrate their respective operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. There can also be no assurance as to the extent to which the synergies anticipated and expected by the market from the Merger, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergic benefits from the Merger. In particular, it may be difficult for us to realize anticipated cost savings from the combination of the companies’ production facilities. It may also be difficult for us to realize anticipated synergic benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments.

The Unaudited Pro Forma Condensed Consolidated Financial Information included in this prospectus may not be representative of our results after the merger.

The Unaudited Pro Forma Condensed Consolidated Financial Information (as defined herein) included elsewhere in this prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of the future operating results or financial position of Suzano after the assumed consummation of the transactions. The Unaudited Pro Forma Condensed Consolidated Financial Information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Fibria’s assets and liabilities. The purchase price allocation reflected in the Unaudited Pro Forma Combined Condensed Financial Information included elsewhere in this prospectus is preliminary, and the final allocation of the purchase price will be based upon the final fair value calculations of the assets and liabilities of Fibria as of the date of the completion of the Merger.

The Unaudited Pro Forma Condensed Consolidated Financial Information does not reflect future events that may occur, including the costs related to a potential integration and any future nonrecurring charges resulting from the Merger, and does not consider potential impacts of current market conditions on revenues or expenses efficiencies. The Unaudited Pro Forma Condensed Consolidated Financial Information is based in part on certain assumptions that we believe are reasonable under the circumstances. Our assumptions may not prove to be accurate over time.

Third parties may terminate or alter existing contracts or relationships with Fibria or Suzano as a result of the completion of the Merger.

Each of Suzano and Fibria has contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, and these contracts may require Suzano or Fibria, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Merger, which in turn may result in Suzano or Fibria suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Any such disruptions could limit Suzano’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger Agreement.

You are being offered a fixed number of Suzano common shares and ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of Suzano Shares and Suzano ADSs in the Merger, rather than a number of Suzano Shares and Suzano ADSs with a fixed market value. Consequently, the market value of Suzano Shares and Suzanos ADSs, and of the Fibria Shares and Fibria ADSs at the time of the completion of the Merger, may fluctuate significantly from the date of this prospectus, and the exchange ratio that has been approved for this Merger might not be reflective of future market price ratios of Suzano Securities relative to Fibria Securities. In addition, the market price of Suzano Shares and Fibria Shares may be adversely affected by arbitrage activities occurring prior to the completion of the Merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, Fibria Shares before the Merger is completed and Suzano Shares before and after the Merger is completed.

Holders will receive a fixed number of Suzano common shares, which are reported in reais, and a fixed amount of cash consideration denominated in reais, which involves the risk of currency fluctuations.

The consideration that is payable per Fibria Share or Fibria ADS is a fixed amount of Brazilian reais and a fixed number of Suzano Shares or Suzano ADSs, respectively. In addition, the price of the Fibria Shares and the Suzano Shares on the B3 is reported in Brazilian reais. As the exchange rate of the real and the U.S. dollar fluctuates, the implied value of the Merger Consideration will fluctuate too. As a result, the implied value of the Merger Consideration that you will receive upon the completion of the Merger could be greater than, less than or the same as the implied value of the Merger Consideration in U.S. dollars on the date of this prospectus or at the time of the Fibria extraordinary general shareholders meeting. Based on the closing price per Suzano Share on July 4, 2018, the latest practicable trading day before the date of this prospectus, and the exchange rate for Brazilian reais of R$ 3.906 per U.S. dollar, as reported by the Central Bank of Brazil, the value of the Merger Consideration for each Fibria Share in U.S. dollars was approximately US$ 18.84. There can be no assurance that this value will not be greater than, less than or the same as the implied value of the Merger Consideration that is distributed to holders of Fibria Shares and Fibria ADSs upon the completion of the Merger.

Your ownership percentage in Suzano will be less than the ownership percentage you currently hold in Fibria.

Your ownership percentage in Suzano Shares following the Merger will be less than your existing ownership percentage in Fibria as a result of dilution attributable to the relative equity values of the companies involved in the Merger and the fact that a significant portion of the Merger Consideration is being paid in cash. Assuming that none of the holders of the Fibria Shares exercises withdrawal rights, after the Merger (1) the former shareholders of Fibria will hold as a group approximately 18.91 % of the outstanding capital stock of Suzano and (2) the current shareholders of Suzano will hold as a group 81.09% of the outstanding capital stock of Suzano. The Suzano Controlling Shareholders, which are Suzano Holding S.A. and the Feffer family, will own approximately 41.65 % of the Suzano Shares after the Merger.

The Merger may not result in increased share liquidity for Suzano’s shareholders, including former Fibria shareholders, following the Merger.

Suzano is undertaking the Merger because it believes that the Merger will provide Suzano and Fibria, and their respective shareholders, with a number of advantages, including providing shareholders of Suzano and Fibria with securities that Suzano expects will enjoy greater market liquidity than the securities these shareholders currently hold. However, the Merger may not accomplish these objectives. Suzano cannot predict whether a liquid market for the newly issued and existing Suzano Securities will be maintained. If the Merger does not result in increased liquidity for the securities held by shareholders of Suzano and Fibria, you may experience a decrease in your ability to sell your Suzano Shares or Suzano ADSs compared to your ability to sell the Fibria Shares or Fibria ADSs you currently hold.

The capital gain arising from a disposition of Suzano Shares registered as a direct foreign investment in Brazil under Law No. 4,131/62 could be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Central Bank of Brazil.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank of Brazil as a direct investment under Law No. 4,131/62. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents.

We will be more leveraged than we currently are and a material portion of our cash flow will have to be used to service our obligations.

As of December 31, 2017, Fibria had R$ 19.3 billion of consolidated total debt. As of December 31, 2017, Suzano had R$ 12.2 billion of consolidated total debt. See “Unaudited Pro Forma Condensed Consolidated Financial Information”. After giving effect to the US$ 9.2 billion in financing arrangements entered into by Suzano in connection with the Merger, assuming completion of the Merger and the full disbursement of such financing commitments, we will have R$ 60.5 billion of consolidated total debt on a pro forma basis as of the completion of the Merger. As a result, following the completion of the Merger, holders of Fibria Shares and Fibria ADSs will hold securities in a company that is more leveraged than the company in which they currently hold their securities.

We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to general adverse economic and industry conditions; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets; and (iv) place us at a competitive disadvantage compared to our competitors that have less debt.

We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.

Certain of Fibria’s outstanding indebtedness requires lender consents in order to complete the Merger. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Merger.

The terms of certain of Fibria’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of Fibria, unless we obtain prior creditor consent. In particular, a material portion of Fibria’s outstanding Agribusiness Credit Receivables (Certificados de Recebíveis do Agronegócio, or “CRAs”) provide that the maturity of such CRAs automatically accelerates upon a change of control of Fibria, unless prior consent of the holders thereof is obtained prior to completion of such change of control event. Furthermore, most of Fibria’s debt instruments contain cross-acceleration provisions that would be triggered upon acceleration of any of Fibria’s material indebtedness, including the CRAs. In addition, the terms of certain of Suzano’s indebtedness contain cross-acceleration provisions that could be triggered by such acceleration upon or following the completion of the Merger.

If Fibria does not obtain the requisite consents from holders of such indebtedness to the transfer of control of Fibria to Suzano as a result of the completion of the Merger, or if Fibria does not obtain sufficient consent to the waiver of the applicable cross-acceleration provisions in such indebtedness, or if Fibria and/or Suzano are unable to refinance or prepay such indebtedness prior to the completion of the Merger, a significant portion of Fibria’s indebtedness could be accelerated by the holders of such debt upon completion of the Merger. The resulting acceleration of Fibria’s indebtedness could adversely affect Suzano’s and Fibria’s financial condition.

Risks Relating to Us and to the Pulp and Paper Industry

Our products’ prices are greatly affected by international market prices over which we have little control.

Pulp markets are typically cyclical, and our pulp prices follow international market prices, which are determined by supply and demand, global pulp production capacity and global economic conditions. Such prices can also be affected by exchange rate fluctuations between the currencies of main producing and consuming countries, movement of inventories, diverging price expectations, business strategies adopted by other producers and availability of substitutes for our products. All of these factors are beyond our control and may have a significant impact on the demand for pulp and, consequently, on our operational margins, profitability and return on invested capital (ROIC).

Additionally, paper prices are determined by supply and demand conditions in the markets in which they are sold. Therefore, the price of paper sold by us fluctuates due to various factors, including the fluctuation in pulp prices and the specific characteristics of the markets in which we operate.

Price fluctuations occur not only from year to year, but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, market seasonality and currency of the producing countries, among other factors.

We cannot assure that pulp and paper market prices and demand for our products will remain favorable to us without any adverse fluctuations. In case of oscillations, our ability to operate our plants in an economically viable manner may be negatively affected.

Drought in some regions of Brazil, resulting in water scarcity and related rationing, may adversely affect our business and results of operations.

Some regions might have drought conditions during some seasons of the year, which could result in acute shortages of water and/or implementation of rationing to restrict usage. Although some of our units are located in the affected areas, this would not affect all of our operations simultaneously. Suzano units have processes in place for the efficient use of water. In order to maintain and improve our units’ efficiency in water usage, our operations teams periodically review such processes. We also have a contingency plan in place for the units that could possibly be affected by water shortages. Nevertheless, we cannot assure that very severe droughts or governmental measures to address drought conditions will not have an impact on our units’ operations, with a resulting adverse effect on our business and results of operations.

We face significant operational risks that can result in the partial shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, accidents, fires, strikes, weather, exposure to natural disasters and chemical product spills, among other environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

During the normal course of our business, we depend on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond our control, such as social movements, natural disasters and labor strikes. For example, the general strike of truckdrivers in May 2018 throughout Brazil halted the transportation of goods and products around the country for several days, which resulted in shortages of fuel and other products and caused a temporary suspension of production in most industries. Due to such general strike of truckdrivers, our production operations were suspended for several days, and we estimate that this suspension resulted in a loss of production volume of approximately 80,000 tons of market pulp and approximately 25,000 tons of paper. The strike formally ended following concessions from the federal government on the price of diesel fuel and other concessions, which may have an adverse effect on our costs of logistics and distribution of products. On May 25, 2018, Fibria also announced that such truckers strike also caused impacts on its production and transportation of products. Starting June 1, 2018, we were able to gradually resume production operations at our plants, which, as of the date of the prospectus, were operating at normal capacity. We continue to monitor the potential mid- to long-term effects of the strike, including the impact that the concessions granted by the Brazilian federal government may have on our costs of logistics and distribution of products.

Any interruption in the supply of inputs for the operation of our industrial and forestry units or in the delivery of our finished products to clients could cause a material adverse impact on our results of operations and revenues. We have entered into contracts with third parties to provide transportation and logistics services. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition.

Adverse weather patterns may significantly affect the flow of rivers used in manufacturing operations and may cause adverse impacts on our industrial units.

Although our units are already very efficient with regard to water use, we continue to improve consumption efficiency in addition to having a contingency plan for possible shortages in the areas where our operations are located. However, we cannot guarantee that very severe droughts or governmental measures to deal with drought conditions will not have adverse effects on our forestry, logistical and industrial activities, consequently affecting our business and results of operations.

Our insurance coverage may be insufficient to cover our losses, especially in case of damage to our planted forests.

Our insurance coverage may be insufficient to cover losses to our mills caused by general third-party liability for accidents, operational risks and international and domestic transportation if we suffer any catastrophic claim or if there is a particular clause excluding the coverage. In addition, we do not maintain insurance coverage against fire, thefts, pests, and other risks to our planted forests. The incurrence of losses or other liabilities that are not covered by insurance, due to the limited extent of the insurance coverage, losses that exceed the limits of our insurance coverage or any other reason that prevents reimbursement or indemnification, could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Information About Suzano—Business—Insurance”.

We receive certain tax benefits in Brazil that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and net cash flow generation. Any changes in the tax code may also adversely affect us.

We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil, which are covered by the Superintendence for Development of the Northeast (Superintendência do Desenvolvimento do Nordeste, or “SUDENE”) and the Brazilian Internal Revenue (Receita Federal do Brasil, or “RFB”). See “Operating and Financial Review and Prospects —Tax Incentives and Tax Credits”.

We also benefit from tax incentives based on state laws, such as PROMARANHAO in the State of Maranhão and Desenvolve in the State of Bahia, published through Ordinance-GABIN nº 435/18 and Decree nº 18.270/18, respectively. The company has complied with the legal requirements in order to attend the formalities of the Convention nº 190/2017 by the National Board of Financial Policy (Conselho Nacional de Política Fazendária, or “CONFAZ”) to validate the referred tax incentives and now awaits for the confirmation from the Tax Authorities. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the exemption of export revenues from social security contributions, the Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras, which is a special regime for the acquisition of capital goods by exporting companies, and Preponderante Exportador, among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes due in the last five years in full, plus penalties and interest, which may adversely affect us.

With respect to our exports, we are a beneficiary of a special regime for the reintegration of tax values for exporting companies, called Reintegra (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras), which is a program created by the Brazilian federal government to encourage the export of manufactured products.

The Brazilian federal government, as well as the state and municipal governments, frequently implement changes to the tax regimes, such as changes in tax rates and the calculation basis of taxes, that may affect us or our customers. Some of these changes may result in the increase of tax charges and in the change, reduction or cancellation of tax benefits, adversely affecting our business.

Our short- and long-term indebtedness may require us to use a significant portion of our cash flow for debt service.

At the end of 2017, our consolidated gross debt was R$ 12.2 billion, and, under certain conditions, our indebtedness profile may require us to use a significant portion of our available cash flow from operations to pay principal and interest on such indebtedness, making that cash flow unavailable for dividend payments or other purposes. In addition, we recently entered into financing commitments with a group of banks in order to secure up to US$ 9.2 billion in additional financing for purposes of the cash consideration to be paid in the Merger and for other corporate purposes. A default under our financial agreements that is not waived by the relevant creditors may result in an acceleration of the maturity of the outstanding balance of such debt, and may also accelerate the maturity of other debt that benefits from cross-default or cross-acceleration provisions. For more information, see “Operating and Financial Review and Prospects—Indebtedness”. If such events were to occur, our financial condition and share price could be adversely affected.

If we are not able to manage the potential problems and risks related to acquisitions and strategic partnerships, our business and growth prospects could be adversely affected.

We have completed major acquisitions and formed strategic alliances, and, as part of our business strategy, we may acquire other assets or businesses or enter into strategic partnerships in Brazil or other countries, such as the Merger. Unexpected events or changes in market conditions, as well as the failure to successfully integrate new businesses or manage strategic alliances, could adversely affect our commercial and financial performance or prevent us from realizing expected gains. If we attempt to engage in future acquisitions, we would be subject to certain risks, including that we could fail to select the best partners or fail to effectively plan and manage any strategic alliance.

Additionally, any new acquisition or strategic alliance could increase our costs, impacting our financial metrics. Our management’s attention could be diverted from other business concerns and we could lose key employees of the acquired company.

Some of our competitors may be better positioned to acquire pulp and paper companies.

Other companies operating in the same segments may compete with us for acquisition and alliance opportunities. Strategic acquisitions or alliances by our competitors could affect our ability to enter into or consummate acquisitions and alliances that are necessary to expand our business, such as the Merger. Further, we may face elevated costs associated with restructuring and/or financing in relation to acquisitions or strategic partnerships in comparison to our competitor companies. Companies that are better positioned to enter into acquisitions or alliances may benefit from preferable production costs, which may affect our competitiveness. Moreover, any significant acquisition may be subject to regulatory approval.

We could be harmed by a failure or interruption of our information technology systems or automated machinery.

Our operations are heavily reliant on information technology systems to efficiently manage production process. Therefore, disruptions to these systems, caused by obsolescence, technical failures or intentional acts, may impact or even paralyze our business and negatively impact our operations. In addition, any failure of our systems related to confidential information, caused by external cyber-attacks or internal actions, including negligence and/or misconduct of our employees, can have a negative impact on our reputation against competitors and external agents (government, regulators, suppliers and others).

Our information technology systems may be vulnerable to external actions such as natural disasters, viruses, cyber-attacks, and other security breaches. Any damage or interruption may cause a negative adverse effect on the results of the Company’s business, including fines, obligations to clients or legal litigation.

We may be subject to breaches of automation systems causing partial and/or temporary shutdowns of operations and/or improper access to strategic information, in addition to change or loss of relevant data. Costs to address the vulnerability and/or problems mentioned may be significant and may temporarily affect our operations.

We maintain technical safety controls and monitoring systems to deal with these threats. While these measures are designed to prevent, detect, and respond to unauthorized activities in our systems, certain types of attacks may have a material adverse effect on our business and reputation.

In addition, any changes to existing safety regulations may impose additional obligations on us and result in an increase in our expenses with respect to safety equipment and procedures. For instance, changes imposing a reduced workday for safety reasons may result in reduced productivity, forcing us to hire additional staff. Similarly, provisions requiring us to install or buy additional safety equipment could increase our labor-related costs and adversely affect our operating costs and results.

A reduction in our credit ratings may increase our borrowing costs and/or restrict the availability of new capital or financings.

The ratings address the likelihood, according to the respective evaluation methodology of each rating agency, of the payment of our debt and obligations at their maturity. The ratings also address the timely payment of interest and other costs on each interest payment date. The ratings are not a recommendation to purchase, hold or sell any security issued by us, and the ratings do not necessary affect the market price or suitability of any security issued by us for any particular investor. The assigned ratings to us may be raised, lowered or held constant depending, among other factors, on the rating agencies’ respective assessment of our financial strength. We cannot assure you that our rating will remain for any given period of time or that the rating will not be lowered or withdrawn.

Credit ratings may impact our financial condition generally, including the interest rates we pay on funds that we borrow and the market’s perception of our financial strength, which in turn could have a material adverse effect on our ability to make payments.

If our credit ratings were reduced and the market were to perceive any such reduction as a deterioration of our financial strength, our cost of borrowing would likely increase and our net income could decrease, all of which could have a material adverse effect on us.

In addition, our credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2015 and 2016, and are no longer investment grade according to the methodologies of the major global rating agencies. Any further lowering of Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

In the ordinary course of our business dealings, we and our officers are party to numerous tax, civil (including environmental) and labor disputes involving, among other penalties, significant monetary claims. An unfavorable outcome against us may result in our being required to pay substantial amounts of money, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. For more information on tax, civil (including environmental), labor and other proceedings, see “Information About Suzano—Business—Legal and Administrative Proceedings”.

We depend on third-party suppliers for between 20% to 30% of our wood requirements and may be adversely affected by shortages of wood or increases in its price.

Medium- and long-term supply agreements with wood suppliers may vary between 1 to 2 forest cycles, each cycle lasting 6 to 8 years. Lease agreements or forest partnerships have an average term of 14 to 15 years.

Wood price conditions have a more significant effect on short-term contracts (spot), which are subject to cyclical and circumstantial variations of wood demand in the different regions where we operate. Short-term contracts comprise less than 20% of our wood requirements. Medium- and long-term contracts do not expose us to adverse price and market condition risks, since in those contracts the price of wood and adjusting indexes are determined in advance.

Our wood resources may not be sufficient to satisfy our production needs, in which case we may seek additional wood supply from third parties through agreements to purchase wood, either through purchases of standing forests or purchases of wood delivered to our factories.

Any interruption to our supply representing a significant reduction in available wood for processing may adversely affect our operational results and financial conditions.

Changes in the credit risk of customers and suppliers to whom we have made advances, sales through credit lines or loans may adversely affect us.

In the markets in which we operate, it is typical, and often a condition for competitive participation, for pulp and paper producers to make advances to suppliers or to make sales to customers on credit. When we make advances, sales on credit or loans to our suppliers or customers, we assume their credit risk. Therefore, changes in the macroeconomic environment or the market conditions under which our suppliers and our customers operate, in addition to problems related to the management of our suppliers and clients, may significantly affect their ability to make payments to us, directly impacting our assets and working capital.

These practices also expose us to the risk of a significant divergence between the rates under which we obtain financing from third parties and the rates that we grant to our customers and suppliers. We cannot assure you that we will always be able to match the terms under which we provide financing to our customers and suppliers with the terms of financing provided to us. Any increase in our customers’ and suppliers’ credit risk or divergence between their and our capital costs may materially adversely affect our assets, shareholders’ equity and results.

We depend on few suppliers for certain raw materials, such as fuel oil, caustic soda, bleached chemo thermo mechanical pulp (BTCMP), natural gas and paper and pulp industrial capital goods, its services and maintenance.

We have few sources for certain raw materials that are essential for the production of pulp and paper, including fuel oil, caustic soda, BTMCP, natural gas and third party industry technology (maintenance). We enter into medium and long term supply agreements with such suppliers. Any significant reduction in the supply or increase in prices, on behalf of the relevant supplier, of any of these raw materials could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.

Significant fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our revenues and indebtedness, and the markets for Brazilian securities.

Fluctuations in the value of the real against the U.S. dollar can affect our financial condition and results of operations.

Our export revenues are directly affected by exchange rate variation. Depreciation of the real against the U.S. dollar will increase such revenues when denominated in reais, while appreciation of the real against the U.S. dollar will decrease such export revenues. Our revenues in the domestic market are also affected by exchange rate fluctuation, to the extent that imported products quoted in U.S. dollars become more or less competitive in the domestic market depending on the exchange rate variation.

Furthermore, some of our costs and operating expenses are also affected by fluctuations in the value of the real against the U.S. dollar, including export insurance, freight costs and the cost of certain chemicals we use as raw materials. Depreciation of the real against the U.S. dollar will increase such costs, while appreciation of the real against the U.S. dollar will reduce these costs.

Additionally, we may be adversely affected by depreciation of the real against the U.S. dollar, since a significant portion of our debt is expressed in U.S. dollars. Depreciation or appreciation of the real against the U.S. dollar may increase or decrease, as applicable, our financial expenses arising from these debt and other obligations in U.S. dollars, as well as adversely affect our ability to comply with certain financial covenants under financing agreements, which require us to maintain specific financial ratios. On the other hand, a significant appreciation of the real against the U.S. dollar may significantly affect our cost structure and negatively affect our competitiveness in export markets.

As a result of inflationary pressures in recent years, the Brazilian real has been periodically devalued in relation to the U.S. dollar and other foreign currencies. The Brazilian federal government has in the past implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. There can be no assurance that the real will not depreciate or be devalued again against the U.S. dollar or against any other foreign currency.

Devaluations of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil, further lead to increases in interest rates, further limit our access to foreign financial markets and prompt the adoption of recessionary policies by the Brazilian federal government. Conversely, the appreciation of the real against the U.S. dollar may lead to a further deterioration of Brazil’s current account and balance of payments and cause a decrease in Brazilian exports. Any of the foregoing developments may negatively affect the Brazilian economy as a whole, and, consequently, our results.

The Central Bank of Brazil has occasionally intervened in recent years to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank of Brazil will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian federal government’s exchange rate policies may have on us. We cannot assure that in the future the Brazilian federal government will not impose a currency band within which the real U.S. dollar-real exchange rate could fluctuate or set fixed exchange rates, nor can we predict what impact such an event might have on our business, financial position or operating results.

Investments by our competitors to enhance pulp production capacity in the following years may adversely affect our results.

At moments of prospective future overspending, it is common for competitors to announce new capacity projects. If a significant part of those projects are confirmed and such investments are made, there may be an imbalance between supply and demand that may cause a reduction in pulp prices. Investments in new capacity by third parties may have a significant impact on pulp prices and, consequently, on our operational margins, profitability and ROIC. Further, due to an increased pulp supply in the market, we may be forced to adjust, even if temporarily, our production volume, to adapt to a decreased product demand.

We face significant competition in some of our lines of business, which may adversely affect our market share in the pulp and paper industries and our profitability.

The pulp and paper market is extremely competitive. We face substantial competition in both domestic and international markets from a large number of companies, some of which have extensive access to financial resources and low capital costs. In the domestic market, we face competition from national products, produced by companies of Brazilian and international groups, and imported products. In the international market, we compete against companies with large production and distribution capacities, significant consumer base and great variety of products.

Pulp imports do not presently represent serious competition for us in the domestic market due to the low logistical and production costs of local producers. However, the oversupply of coated paper in the world market, the antidumping measures adopted in other countries and the use of imported coated paper for alternative purposes, especially during periods of prolonged appreciation of the real against the U.S. dollar, may increase competition in Brazil from producers of imported paper. Additionally, if the Brazilian federal government were to decrease import taxes, or in the event of sustained appreciation of the real against the U.S. dollar, competition in Brazil from international producers may increase. The occurrence or continuation of any of the foregoing events could adversely affect us.

Additionally, the pulp and paper markets are served by numerous companies located in different countries. If we are unable to remain competitive against these producers in the future, our market share may be adversely affected. There is a continuous need for reduction in the production costs of pulp and paper so that we can follow the volatility of prices, with smaller impacts on our profitability.

Liquidity restriction periods may increase our costs, limit the terms or even preclude the funding in the market, which may adversely affect our operations.

Brazilian paper and pulp companies have made significant investments during the last few years in order to compete more efficiently and on a larger scale in the international market. This trend towards consolidation has enhanced the need for resources and diversification of financing sources among national and foreign financial institutions.

In this context, we depend on third-party capital to conduct our business, by means of financing transactions to support our investments and working capital. In liquidity restriction periods, such as the ones of 2008 and 2009 that occurred due to the international financial crisis, credit lines may become excessively short, expensive or even unavailable. Under these circumstances, there is a higher risk of not achieving success in financing and refinancing transactions, meaning that there is a higher possibility of failure in obtaining financing in the market in order to pay down existing indebtedness, as well as a higher risk of raising these funds at an elevated cost, which may adversely affect our results.

Social crisis in the relationship with communities and class entities may affect the regular use, cause damage, or deprive us of the use of or fair value compensation of our properties.

Activist groups in Brazil advocate for land reform and property redistribution by invading and occupying rural areas, which can interrupt our industrial activities and, consequently, negatively affect our production and operational results. In addition, our land may be subject to expropriation by the Brazilian federal government. Under Brazilian law, the federal government, upon payment of compensation, may expropriate land that is not in compliance with mandated local “social functions,” including rational and adequate exploitation of land, adequate use of available natural resources, preservation of the environment and compliance with labor laws, among others. If the Brazilian federal government expropriates part of our properties, our results of operations may be adversely affected to the extent that the government’s compensation proves to be inadequate. Moreover, we may be forced to accept public debt bonds, which have limited liquidity, instead of cash as compensation for expropriated land.

Any deterioration of labor relations among our employees could adversely affect us.

We depend on intensive use of labor in our activities. Most of our employees are represented by unions, and their employment contracts are regulated by collective bargaining agreements. New collective bargaining agreements may have shorter terms than our previous agreements, and, if we are not able to negotiate collective bargaining agreements on acceptable terms to us, we may be subject to a significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages, which could have a material adverse effect on us.

Additionally, changes in safety and outsourcing regulations may result in an increase in our labor-related costs. We may be considered secondarily liable for any employment obligations relating to such employees or a direct employment relationship may be established by the labor courts with the outsourced employees and us, according to the current regulation in force.

The introduction of a stricter legal framework regarding the use of outsourced employees or third-party subcontractors, and/or the imposition of additional obligations on the contractor of outsourced services, may increase our labor-related costs and may adversely affect our business and operations.

In accordance with existing labor laws and regulations, we are required to provide and ensure the proper use of safety equipment for our employees and other individuals working on our worksites. If we fail to provide all necessary safety equipment and ensure the proper use of the safety equipment, or if we work with companies that are not sufficiently committed to ensuring the safety of their own employees, we may be held liable for any accidents that take place at our worksites. Any accidents at our worksites may expose us to the payment of indemnifications, fines and penalties. The number of accidents in our facilities have decreased in the last years, amounting to 98, 87 and 66 in 2015, 2016 and 2017, respectively.

In addition, any changes to existing safety regulations may impose additional obligations on us and result in an increase in our expenses with respect to safety equipment and procedures. For instance, changes imposing a reduced workday for safety reasons may result in reduced productivity, forcing us to hire additional staff. Similarly, provisions requiring us to install or buy additional safety equipment could increase our labor-related costs and adversely affect our operating costs and results.

More stringent environmental regulation could increase our expenditures.

Our activities are subject to extensive environmental regulation, including in relation to gas emissions, liquid effluents and solid residues disposal, reforestation and odor control, and maintenance of a land reserve and permanent preservation areas. Furthermore, our activities, both industrial and forestry, require periodic renewal of environmental permits.

Environmental standards that are applicable to us are issued at the federal, state and municipal levels, and changes in the laws, rules, policies or procedures adopted in the enforcement of the current laws may adversely affect us. In Brazil, violations of environmental laws, regulations and authorizations could result in administrative, civil or criminal penalties for us, our management and our employees, including fines, imprisonment, interruption of our activities and dissolution of our corporate entity.

Governmental agencies or other competent authorities may provide new rules or additional regulations even stricter than the ones in force, or they may pursue a stricter interpretation of the existing laws and regulations, which could require us to invest additional resources in environmental compliance or to restrict our ability to operate as currently done. Additionally, noncompliance with or a violation of any such laws and regulations could result in the revocation of our licenses and suspension of our activities or in our responsibility for environmental remediation costs, which could be substantial. Moreover, failure to comply with environmental laws and regulations could restrict our ability to obtain financing from financial institutions.

In December 2015, several countries (including Brazil) signed the Paris Agreement, a new global environmental agreement adopting the Intended Nationally Determined Contributions, or “INDCs”, as the measures taken to reduce its emissions after 2020. The INDC that applies to Brazil provides for an increase in the share of sustainable biofuels and other sources of renewable energy in the Brazilian national energy mix, as well as zero deforestation, reforestation, forest restoration and enhancement of the native forest management. We may be materially affected by the regulation related to greenhouse gases and climate change, which causes an increase in capital expenditures and investments to comply with such laws, and indirectly, by changes in prices for transportation, energy and other inputs. In addition, the physical effects of climate change also may materially and adversely affect our operations, such as by changing air temperature and water levels, and subjecting us to unusual or different weather related risks. Both the regulations related to climate change and the changes in existing regulations, as well as the physical effects of climate change generally, could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.

Failure to obtain the necessary permits and licenses could adversely affect our operations.

We depend on the issuance of permits and licenses from various governmental agencies in order to undertake certain activities. In order to obtain licenses for certain activities that are expected to have a significant environmental impact, certain investments in conservation are required to offset such impact. Furthermore, we have licenses to operate our plants, which are usually valid for five years from the date of issuance and may be renewed for equal periods. The operational licenses require, among other things, that we periodically report our compliance with emissions standards set by environmental agencies.

Failure to obtain, renew or comply with our operating licenses as applicable may cause delays in our deployment of new activities, increased costs, monetary fines or even suspension of the affected activity.

Global economic conditions and events may adversely affect the demand for and the price of our products.

Demand for pulp and paper is directly related to the growth of the world economy and economic conditions. Currently, Europe, North America and China are the main consumer markets of the industry. Any slowing of economic growth in these regions could adversely affect the price and volume of our exports and thus impact our operating performance and our financial results until such excess volume of supply can be allocated to other markets.

Our exports are subject to special risks that may adversely affect our business.

We export to different regions of the world, which makes us subject to special political and regulatory risks, including currency controls in countries where we have payments receivable, possible formal or informal trade barriers and incentive policies and subsidies favoring local producers in many regions.

Thus, our future financial performance will depend on the economic, political and social conditions of our main export markets (Europe, Asia and North America). Thus, our future financial performance will depend on the economic, political and social conditions of our main export markets (Europe, Asia and North America). As a result, factors that are beyond our control include:

•	imposition of barriers to trade or the granting of commercial incentives in favor of local producers;

•	changes in economic policies and/or conditions of the countries to which we export, which may affect our export capacity and, consequently, our business and operating results;

•	logistics costs, including disruptions in shipping or reduced availability of freight transportation;

•	significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;

•	the deterioration of global economic conditions, which could impair the financial condition of some of our customers or foreign suppliers, thereby increasing bad debts or non-performance by our foreign suppliers;

•	changes in revenues due to variations in foreign currency exchange rates;

•	controls on currency exchange; and

•	adverse consequences deriving from the need to comply with more stringent regulatory requirements in foreign countries, including environmental rules, regulations and certification requirements.

More stringent trade barriers in key export markets may adversely affect us.

The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets or even to subsidize local producers. Some countries may impose quotas on Brazilian products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports.

Any of the aforementioned restrictions may affect our export volume and, as a result, our sales from export markets and our financial condition. In the case of newly created trade barriers in our key export markets, it may be difficult for us to sell our products in other markets at favorable conditions, which may cause a material adverse effect on us.

Economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, whether emerging market countries or not. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the domestic or international capital markets to fluctuate. Developments or conditions in other countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reductions in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need. We depend on third-party financing to carry out our activities, especially to finance our capital expenditures and working capital. In circumstances of limited liquidity, credit availability may be scarce, expensive or nonexistent, and we may face difficulties in our regular activities and in honoring our financial commitments.

We are highly dependent on our planted forest areas for the supply of wood, which is essential to our production processes, and any damage to our forest areas may adversely affect us.

Most of the wood used in our production processes is supplied by our own forestry operations, which include planted forest areas located in close proximity to our production facilities. The wood market in Brazil is very limited, as most pulp and paper producers utilize wood extracted from their own planted forests to meet their wood requirements. In addition, in acquiring land for our forests, we compete with cultivators of other crops, which could ultimately raise the purchase price of land or make it more difficult to hire third parties to cultivate the eucalyptus required to meet our production needs. Still, our planted forests are subject to natural threats, such as drought, fire, pests and diseases, which may reduce our supply of wood or increase the price of wood we acquire.

Our planted forest areas are also subject to other threats, considering their wide territorial coverage and proximity to a significant number of neighbors and local communities. A poorly managed relationship (reactive, rather than preventative) can intensify social occurrences, such as loss of possession due to social unrest or squatter invasion, theft of our timber, or arson. Therefore, any action that is not taken through the means of a respectful, harmonious and transparent relationship with the local community may result in real damage to our planting and transit areas and may significantly adversely affect our operating results.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our business, financial position and operating results.

We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the domestic market. For the year ended December 31, 2017, 30.5% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product, or GDP, decreased in real terms by 3.8% in 2015 and 3.6% in 2016. In 2017, real Brazilian GDP grew by 1.0% compared to 2016. We cannot guarantee that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian federal government, which has often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian federal government’s actions to control inflation and other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Central Bank of Brazil’s base interest rate, as well as other measures. We have no control over, nor can we foresee, any measures or policies that the Brazilian federal government may adopt in the future. We may be materially adversely affected by changes in the policies of the Brazilian federal government, in addition to other general economic factors, including, without limitation:

•	political, economic and social instability;

•	monetary policies;

•	political elections;

•	inflation;

•	exchange rate fluctuations;

•	exchange controls and restrictions on remittances abroad;

•	tax policy and amendments to the tax legislation;

•	interest rates;

•	liquidity of domestic and foreign capital and lending markets;

•	government control of the production of our products;

•	restrictive environmental and real estate laws and regulations; and

•	other political, social and economic policies or developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies.

More recently, Brazil has experienced a severe political crisis and the Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Car Wash (Lava Jato) investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. As a result of the ongoing Car Wash investigation, a number of senior politicians, including congressmen and officers of some of the major state-owned companies in Brazil have resigned or been arrested. Other senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Car Wash investigation. Further, in 2015, Brazilian prosecutors announced Operation Zelotes, an investigation into large corporations and banks that are alleged to have bribed tax officials to reduce their assessments. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Car Wash or Zelotes investigations and related anti-corruption inquiries have adversely affected, and we expect that they will continue to adversely affect, the Brazilian markets and trading prices of securities issued by Brazilian issuers. Please see “Information About Suzano—Business—Legal and Administrative Proceedings—Brazilian Press Reports of Alleged Tax Investigations” for information about allegations made in the Brazilian press regarding our alleged involvement in Operation Zelotes.

The Brazilian Congress also opened impeachment proceedings against President Dilma Rousseff on December 2, 2015 for allegedly breaking budget laws as she increased economic stimulus during her reelection campaign last year. On April 17, 2016, the Brazilian Lower House of Representatives voted in favor of the admissibility of the impeachment proceedings and the Brazilian Senate voted in favor of commencing the impeachment process on May 12, 2016, removing Ms. Rousseff from the presidency for up to 180 days to defend herself in her impeachment trial. Brazil’s Vice President, Michel Temer, was named Acting President of Brazil on May 12, 2016, in response to Ms. Rousseff’s temporary removal from office. On August 31, 2016, the Brazilian Senate voted in favor of the impeachment, thereby definitively removing Ms. Rousseff from office through the end of her term, and Mr. Temer was sworn in as the country’s new president. Mr. Temer will remain in office until January 2019, when the next President is sworn following the presidential election scheduled for October 2018. The impeachment proceedings have resulted in volatility, and we expect that there may be continued volatility in the Brazilian markets, affecting the trading prices of securities issued by Brazilian issuers during Mr. Temer’s term. Mr. Temer himself had corruption charges levied against him with the Supreme Court on June 26, 2017 by then-Prosecutor-General Rodrigo Janot. On August 2, 2017, the Brazilian House of Representatives voted to temporarily interrupt the investigation of such corruption charges against the President while he holds office. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Further, the Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government and the global drop in commodities prices. As of this date, Brazil’s government has proposed to loosen its budget targets for all years through 2020, but it is uncertain whether the acting government will be able to gather the required support in the Brazilian Congress to pass the reform. Citing political challenges and primary deficits, on September 9, 2015, S&P downgraded Brazil to non-investment grade status with a negative outlook. Furthermore, on September 10, 2015, as a result of the downgrade of Brazil, S&P downgraded the ratings of more than 30 Brazilian companies. On February 17, 2016, S&P further downgraded Brazil’s credit ratings. On August 15, 2017, S&P removed Brazil from CreditWatch and affirmed its ‘BB’ rating and ‘negative’ outlook. On January 11, 2018, S&P reduced its rating of Brazil from BB to BB-, and, on February 23, 2018, Fitch reduced its rating of Brazil from BB to BB-. These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

Uncertainty over whether the acting Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy; in particular, political crises have affected the confidence of investors and the public in general, which adversely affected economic development in Brazil.

Changes in Brazilian fiscal policies and tax laws may adversely affect us.

The Brazilian federal government has frequently implemented and may continue to implement changes in its fiscal policies, including, but not limited to, changes to tax rates, fees, sectoral charges and occasionally the collection of temporary contributions. Some of these measures may result in tax hikes that may negatively affect our business. Increases in taxes could also materially adversely impact industry profitability and the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to be negatively impacted. If we are unable to pass on the additional costs associated with such fiscal policy changes to our clients through the prices we charge for our services, we may be adversely affected.

Risks Relating to Our Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of the Suzano ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Central Bank of Brazil, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of the Suzano ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs. In such a case, our ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of the Suzano ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of the Suzano Shares and the Suzano ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the Suzano Shares, including the Suzano Shares underlying the Suzano ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for the Suzano Shares or the Suzano ADSs, and as a result, the ability of holders of the Suzano Shares or the Suzano ADSs to sell at the desired price or time may be significantly hindered.

Holders of the Suzano ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the Suzano Shares and the Suzano ADSs may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our Company and are unable to enforce the rights of shareholders under our bylaws and Brazilian law, and holders of Suzano Shares are generally required under our bylaws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our bylaws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the Suzano Shares or the Suzano ADSs at a potential disadvantage. The disclosure required of public companies in Brazil may also be less complete or informative than that required of publicly held companies in the United States or in certain other countries.

Holders of the Suzano ADSs do not have the same voting rights as our shareholders.

Holders of the Suzano ADSs do not have the same voting rights as holders of the Suzano Shares. Holders of the Suzano ADSs are entitled to the contractual rights set forth for their benefit under the Suzano Deposit Agreement (as defined herein). ADS holders exercise voting rights by providing instructions to the Suzano Depositary (as defined herein), as opposed to attending shareholders meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system.

An exchange of ADSs for shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits our depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of Suzano ADSs who exchange their Suzano ADSs for Suzano Shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373/2014 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If holders of ADSs do not qualify under Resolution No. 4,373/2014, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of our depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future. Holders of Suzano Shares will be subject to, and holders of Suzano ADSs could be subject to, Brazilian income tax on capital gains from sales of shares or ADSs.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The Suzano Shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of Suzano Shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the Suzano ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of Suzano ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of Suzano ADSs outside Brazil may have grounds to assert that Law No. 10,833/00 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Holders of the Suzano ADSs may not be able to exercise the preemptive rights relating to the Suzano Shares.

Holders of the Suzano ADSs may not be able to exercise the preemptive rights relating to the Suzano Shares underlying their Suzano ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the Suzano ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the Suzano ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. For a more complete description of preemptive rights with respect to the common shares, see “Description of Suzano Shares and Suzano Bylaws—Rights of Holders of our Common Shares—Preemptive Rights”.

Our future issuances of new securities may result in a dilution of our shareholders’ stake.

We may seek to raise additional capital in the future through public or private issuances of shares or securities convertible into shares. According to Article 172 of the Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

The holders of the Suzano Shares (including the Suzano Shares underlying the Suzano ADSs) may not receive dividends or interest on own capital.

According to our bylaws, our shareholders are entitled to receive a mandatory minimum annual dividend of the lower of (i) 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law, or (ii) 10% of our operating cash generation in the corresponding fiscal period, which is calculated by subtracting the amount of the investments in maintenance of the respective fiscal year from the Adjusted EBITDA, as defined in our bylaws. Our bylaws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

Our management is strongly influenced by our controlling shareholders and their interests may conflict with the interests of the other shareholders.

Our controlling shareholders have the power to, among other things, appoint a majority of the members of our board of directors and to decide any matters requiring shareholder approval, including related-party transactions, corporate reorganizations and disposals, and the timing and payment of any future dividends, subject to the requirements of mandatory dividends under the Brazilian Corporation Law. Our controlling shareholders may have an interest in making acquisitions, disposals of assets, partnerships, seeking financing or making other decisions that may conflict with the interests of the other shareholders.

As part of the negotiations regarding the terms of the Merger, our controlling shareholders entered into the BNDESPAR Shareholders Agreement with BNDESPAR, which, among other terms, provides for the right by BNDESPAR to nominate one independent member of our board of directors and for the requirement that Suzano comply with certain company leverage limitations. These requirements apply for so long as BNDESPAR maintains a certain specified minimum ownership in Suzano, which will be reached following the completion of the Merger. The provisions of the BNDESPAR Shareholders Agreement limit our flexibility in financing and increase the independence requirements for our board members, which may affect the extent of our controlling shareholders’ power to control the board’s actions through their ability to appoint a majority of the board, as described above. See “Transaction Documents—BNDESPAR Shareholders Agreement”.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Suzano Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Suzano Shares or the Suzano ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and shortswing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though, following the declaration of effectiveness of the registration to which this prospectus is attached, we will be required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

COMPARATIVE PER SHARE MARKET DATA

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each preferred share (until November 9, 2017) and common share (from November 10, 2017 onwards) for Suzano and for each common share for Fibria on the São Paulo Stock Exchange (or B3), not considering share prices adjusted by dividends. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS at the last day of each respective quarter. See “Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Suzano				Fibria
		Reais per Share (Preferred Shares until November 9, 2017 and Common Shares thereafter)		U.S. Dollars per ADS		Reais per Share (Common Shares)		U.S. Dollars per ADS
		High	Low	High	Low	High	Low	High	Low
2013	Annual	9.45	6.17	12.80	9.47	29.45	20.98	13.15	10.37

2014	Annual	11.28	7.20	11.97	7.45	33.13	20.10	12.38	9.14

2015	Annual	19.56	9.98	10.76	7.70	57.80	29.14	14.77	11.30

2016	First Quarter	18.63	12.14	9.30	6.60	50.86	30.34	12.69	8.46
	Second Quarter	14.67	10.94	8.20	6.10	33.50	21.53	9.49	6.76
	Third Quarter	12.04	9.18	7.12	5.92	24.08	18.48	7.28	5.86
	Fourth Quarter	14.20	10.09	8.58	6.46	33.37	22.68	9.72	7.11
	Annual	18.63	9.18	9.30	5.92	50.46	18.48	12.69	5.86

2017	First Quarter	14.55	12.17	9.25	7.75	32.96	25.11	10.20	8.01
	Second Quarter	15.95	12.46	9.57	8.11	38.82	27.43	11.76	8.74
	Third Quarter	19.04	13.36	12.13	8.23	43.24	31.83	14.01	9.65
	Fourth Quarter	21.29	17.49	13.34	10.05	53.92	42.85	16.92	13.56
	Annual	21.29	12.17	13.34	7.75	53.92	25.11	16.92	8.01

Most recent six months:
	January	21.31	18.65	13.74	11.85	56.47	47.00	17.84	14.54
	February	22.82	19.88	14.70	12.10	63.09	53.75	19.25	16.52
	March	34.21	21.26	20.62	13.08	71.75	61.44	21.95	18.80
	April	41.06	33.53	23.35	20.81	68.81	64.37	19.91	19.13
	May	46.19	39.43	25.40	22.06	72.13	68.74	19.66	18.50
	June	51.96	43.11	26.65	23.00	75.00	70.93	19.57	18.54

The following table presents the closing price per each Suzano Share on the B3 and per each Fibria Share on the B3 on (a) March 15, 2018, the last trading day prior to the date of public announcement of Suzano and Fibria of the execution of the Voting Agreement and (b) July 4, 2018 the last practicable trading day prior to the mailing of this prospectus. This table also shows the implied value of the Merger Consideration payable for each Fibria Share on the relevant date. The implied value of the Merger Consideration is based upon the product of the exchange ratio for the Share Merger Consideration and the closing price in reais of Suzano Shares on the B3 as of the applicable date.

Date	Suzano Share Closing Price (B3)	Fibria Share Closing Price (B3)	Implied per share value of Merger Consideration(1)
	In reais
March 15, 2018	23.40	71.56	63.29
July 4, 2018	45.71	72.40	74.56

(1)	The implied value represents 52.50 adjusted by the CDI (as of July 4) plus 0.4611 Suzano’s share.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following comparative historical and unaudited pro forma per share data table should be read in conjunction with our audited consolidated financial statements and the unaudited condensed consolidated interim financial information included elsewhere in this prospectus, together with Fibria’s year-end and interim financial statements incorporated by reference into this prospectus. The unaudited pro forma condensed consolidated financial information below is presented using the same underlying assumptions as those used in the preparation of the unaudited pro forma condensed consolidated financial information. This information is presented for illustrative purposes only and based on assumptions that we believe are reasonable under the circumstances. The actual adjustments to our consolidated financial statements for future periods will depend upon a number of factors and additional information that will be available on or after the Closing Date. Accordingly, the actual adjustments that will appear in our consolidated financial statements for future periods will differ from these pro forma adjustments, and those differences may be material. You should not rely on this information as being indicative of the actual results that the combined businesses of our company and Fibria will experience after the Merger.

The following tables present historical, unaudited pro forma and unaudited pro forma equivalent per share data assuming the completion of the Merger. The amounts presented reflect the following:

•	Pro forma book value per share data assumes that the Merger was consummated on December 31, 2017 and on March 31, 2018, respectively. Pro forma earnings per share data and net income for the period per share assume that the Merger was consummated on January 1, 2017.

•	Book value per share is computed by dividing total shareholders’ equity by the number of historical shares outstanding as of December 31, 2017 and as of March 31, 2018, respectively. Pro forma book value per share is computed by dividing total pro forma shareholders’ equity by the number of pro forma shares outstanding as of December 31, 2017 and as of March 31, 2018, respectively.

•	Cash Dividends per share data is calculated by dividing total dividends paid by us by the total historical number of shares outstanding during as of December 31, 2017 and as of March 31, 2018, respectively. Pro forma dividends per share data is the same as the historical since no change in dividend policy is expected as a result of the Merger.

	For the year ended December 31, 2017				For the three-month period ended March 31, 2018
	Historical		Pro Forma Consolidated, including the effects of the Merger		Historical		Pro Forma Consolidated, including the effects of the Merger

	Suzano	Fibria	Suzano	Fibria (1)	Suzano	Fibria	Suzano	Fibria (1)
	(in reais)
Book value per share	10.64	26.48	14.87	6.86	11.39	27.61	15.53	7.16
Cash dividends paid per share (2)	0.52	0.71	0.42	0.20	—	—	—	—
Net income for the period per share	1.67	1.98	1.32	0.61	0.74	1.11	0.84	0.39
Earnings per share
Basic	1.67	1.96	1.32	0.61	0.74	1.11	0.84	0.39
Diluted	1.66	1.96	1.32	0.61	0.74	1.11	0.84	0.39

	(in millions)
Weighted average numbers of shares outstanding	1,091.7	553.2	1,346.7	n/a	1,092.6	553.2	1,347.6	n/a

(1)	Refers to the Equivalent Pro Forma calculated by multiplying the pro forma book value, cash dividends paid, net income for the period and earnings per share by the exchange ratio (0.4611) so that the per share amounts are equated to the respective values for one share of the company being acquired. For more information, see notes to the “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(2)	Cash dividends includes dividends and interest on own capital.

SELECTED FINANCIAL DATA

The following tables present a summary of our selected financial and operating data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this registration statement, and “Operating and Financial Review and Prospects”.

SUZANO - STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1), except per share data	(in millions of R$) except per share data
Net sales revenue	2,744.0	10,580.7	9,839.2	10,162.1	7,264.6	5,688.6
Cost of sales	(1,684.7)	(6,496.3)	(6,563.1)	(6,147.4)	(5,355.7)	(4,190.3)

Gross profit	1,059.2	4,084.4	3,276.1	4,014.7	1,908.9	1,498.3

Operating income (expenses)
Selling expenses	(109.8)	(423.3)	(416.3)	(410.0)	(300.8)	(251.0)
General and administrative expenses	(137.2)	(529.0)	(427.1)	(455.6)	(392.7)	(377.0)
Equity in earnings of associates	1.5	5.9	(7.1)	—	—	—
Other operating income (expenses), net	36.4	140.5	(1,150.6)	(104.5)	14.2	105.3

Operating profit before net financial income (expenses)	850.2	3,278.5	1,275.0	3,044.6	1,229.6	975.6

Net financial income (expenses)
Financial income	98.3	379.0	2,277.9	304.3	265.4	246.4
Financial expenses	(362.5)	(1,397.9)	(1,156.2)	(4,713.9)	(1,858.9)	(1,502.0)

Net income (loss) before taxes	586.0	2,259.6	2,396.7	(1,365.0)	(363.9)	(280.0)

Income taxes
Current	(52.4)	(202.2)	(188.8)	(19.1)	(17.5)	(9.9)
Deferred	(61.3)	(236.4)	(530.1)	454.4	119.9	69.4

Net income (loss) for the year	472.3	1,821.0	1,677.8	(929.7)	(261.5)	(220.5)

Basic earnings per share
Common	0.43258	1.66804	1.53922	(0.85429)	(0.24071)	(0.20321)

Diluted earnings per share
Common	0.43162	1.66433	1.53430	(0.85429)	(0.24071)	(0.20321)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars at June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

SUZANO - BALANCE SHEETS

	Year Ended December 31,
Assets	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$)
Current assets
Cash and cash equivalents	279.3	1,076.8	1,614.7	1,477.2	3,686.1	3,689.6
Financial investments	423.1	1,631.5	2,080.6	970.9	—	—
Trade accounts receivables	595.9	2,297.8	1,548.7	1,842.6	1,207.4	1,474.1
Inventories	310.8	1,198.3	1,318.9	1,326.4	1,077.1	905.3
Recoverable taxes	78.1	301.0	425.8	596.9	475.6	310.0
Derivative financial instruments	20.0	77.1	367.1	158.9	39.3	10.0
Advances to suppliers	19.1	73.6	532.7	27.0	9.7	34.5
Other assets	34.4	132.5	113.0	132.5	114.3	48.1

Assets held for sale	3.0	11.5	—	50.0	—	—

Total current assets	1,763.5	6,800.1	8,001.5	6,582.4	6,609.5	6,471.6

Non—current assets
Receivables from other related parties	—	—	13.0	—	—	—
Recoverable taxes	73.6	283.8	349.5	433.1	481.6	510.6
Deferred taxes	0.7	2.6	4.6	2.6	1.1	1.1
Derivative financial instruments	14.7	56.8	77.0	36.5	20.8	26.0
Advances to suppliers	57.5	221.6	216.6	251.3	247.8	251.9
Judicial deposits	29.5	113.6	87.1	61.7	59.5	61.4
Receivables from land expropriation	15.8	61.0	56.7	56.7	56.7	56.7
Other assets	8.2	31.5	37.0	22.7	9.7	27.8

	199.9	770.8	841.5	864.6	877.2	935.5

Biological assets	1,179.7	4,548.9	4,072.5	4,130.6	3,659.4	2,965.9
Property, plant and equipment	4,204.1	16,211.2	16,235.3	16,346.2	16,681.3	16,551.7
Intangible assets	48.9	188.4	219.6	329.6	292.1	224.6
Investments	1.8	6.8	0.9	—	—	—

	5,434.5	20,955.3	20,528.3	20,806.4	20,632.8	19,742.2

Total non—current assets	5,634.4	21,726.1	21,369.8	21,671.0	21,510.0	20,677.7

Total assets	7,397.9	28,526.2	29,371.3	28,253.4	28,119.5	27,149.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars at June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

SUZANO - BALANCE SHEETS

	Year Ended December 31,
Liabilities	2017	2017	2016	2015	2014	2013
	(in millions of US$)(1)	(in millions of R$)
Current liabilities
Trade accounts payables	161.1	621.2	582.9	581.5	501.6	876.6
Loans and financing	548.5	2,115.1	1,594.7	2,025.0	2,046.8	1,007.2
Derivative financial instruments	6.2	23.8	250.4	281.3	27.2	16.9
Taxes payable	32.6	125.8	78.2	56.3	54.5	54.1
Payroll and charges	51.0	196.5	165.0	164.8	141.5	125.7
Liabilities for assets acquisitions	21.6	83.2	85.8	91.3	79.1	6.8
Dividends payable	46.8	180.6	371.0	0.1	0.1	0.6
Advance from customers	24.0	92.5	514.8	32.1	7.8	7.4
Other liabilities	72.7	280.4	187.1	278.2	209.0	186.1

Total current liabilities	964.5	3,719.1	3,829.9	3,510.6	3,067.6	2,281.4

Non—current liabilities
Loans and financing	2,613.3	10,076.8	12,418.1	12,892.4	11,965.2	11,736.2
Derivative financial instruments	27.0	104.1	221.0	353.8	100.1	16.2
Liabilities for assets acquisitions	130.4	502.8	609.1	733.5	635.6	170.9
Provision for contingencies	82.2	317.1	246.6	198.6	218.6	206.6
Employee benefits	91.1	351.3	339.0	263.1	277.5	255.1
Deferred taxes	463.5	1,787.4	1,549.6	1,035.7	1,479.2	1,634.2
Share-based compensation plans	9.9	38.3	18.9	42.7	27.6	20.5
Other liabilities	3.3	12.7	14.1	35.2	32.9	141.0

Total non—current liabilities	3,420.8	13,190.5	15,416.4	15,555.0	14,736.7	14,180.7

Total liabilities	4,385.3	16,909.6	19,246.3	19,065.6	17,804.3	16,462.1

Equity
Share capital	1,618.7	6,241.8	6,241.8	6,241.8	6,241.8	6,241.8
Capital reserves	102.4	394.8	203.7	83.0	85.8	76.2
Treasury shares	(62.5)	(241.1)	(273.7)	(288.9)	(303.7)	(312.2)
Retained earnings	758.0	2,922.8	1,638.6	701.8	1,852.3	2,187.4
Other reserves	596.0	2,298.3	2,314.6	2,450.1	2,439.0	2,494.0

Total equity	3,012.6	11,616.6	10,125.0	9,187.8	10,315.2	10,687.2

Total equity and liabilities	7,397.9	28,526.2	29,371.3	28,253.4	28,119.5	27,149.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars at June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Set forth below are the unaudited pro forma condensed consolidated balance sheet as of March 31, 2018 and the unaudited pro forma condensed consolidated statements of income for the three-month period ended March 31, 2018 and for the year ended December 31, 2017 (together with the related notes, the “Unaudited Pro Forma Condensed Consolidated Financial Information”). The Unaudited Pro Forma Condensed Consolidated Financial Information combines the historical consolidated balance sheets of Suzano and Fibria giving effect to the proposed Merger described below. The Unaudited Pro Forma Condensed Consolidated Financial Information has been derived from the historical consolidated financial statements of Suzano, which is the acquirer for accounting purposes as well, which are included elsewhere in this prospectus.

The Unaudited Pro Forma Condensed Consolidated Financial Information has been presented for informational purposes only. The Unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Suzano would have been if the proposed Merger had occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position.

On March 15, 2018, Suzano Holding S.A., together with the other Suzano Controlling Shareholders, entered into the Voting Agreement with the Fibria Controlling Shareholders, and Suzano as an intervening party, by which the Suzano Controlling Shareholders and the Fibria Controlling Shareholders agreed to exercise their voting rights so as to effect the combination of the operations and the shareholdings of Fibria and Suzano, by means of a merger of shares (incorporação de ações) under Brazilian law.

As part of the Merger:

•	Suzano will contribute capital to a wholly owned subsidiary, Holding, in cash totaling R$ 29.0 billion, resulting in the issuance of 29 billion new shares, all owned by Suzano. Each share has a par value of R$ 1.00;

•	The shares of Fibria will be merged into Holding, which will issue 553,183,624 common shares and 553,183,624 redeemable preferred shares (assuming no further issuance of Fibria or Suzano shares prior to the completion of the Merger). One common share and one redeemable preferred share of Holding will be exchanged for each share of Fibria. As a result of such merger of shares, Fibria will become a wholly owned subsidiary of Holding;

•	Immediately after issuance of common and redeemable preferred shares, all redeemable preferred shares issued by Holding will be redeemed for R$ 52.50 in cash (as adjusted prior to the Closing Date as described herein) per share and immediately cancelled;

•	At the same time each common share of Holding will be exchanged for 0.4611 shares of Suzano, resulting in the issuance of 255 million shares of Suzano;

•	Thereafter, Holding will legally merge into Suzano and cease to exist. The share price that will be used to value the consideration will be based on the market price at the time of the acquisition. For the purposes of the March 31, 2018 pro forma balance sheet, we used the March 31, 2018 share price of R$ 33.36 per share;

•	After the conclusion of the Merger, Suzano will be the sole shareholder of Fibria; and

•	Following the completion of the Merger, Suzano intends to merge Fibria into Suzano as soon as practicable, subject to receipt of the requisite regulatory or other approvals and consents and completion of required procedures customary for such a transaction, after which Fibria would cease to exist and all of Fibria’s rights and obligations would be succeeded to by Suzano, pursuant to Brazilian law.

All of the foregoing steps will occur substantially simultaneously and will be conditioned on the effectiveness of each of the other steps. The Merger will result in: (a) Suzano owning all the share capital of Fibria; and (b) Fibria’s shareholders receiving, in exchange for each common share of Fibria, (i) R$ 52.50 in cash, which will be adjusted in accordance with fluctuations in CDI from March 15, 2018 to the Closing Date, to be paid in one installment on the Closing Date; and (ii) 0.4611 Suzano Shares to be delivered on the Closing Date.

Suzano has executed binding commitments with certain international financial institutions to provide financing lines in an aggregate amount of up US$ 9.2 billion, the disbursement of which is conditioned, among other customary conditions, on the completion of the Merger. The proceeds of such financing will be used to finance part of the cash consideration paid to current shareholders of Fibria, as well as for general corporate purposes, including exports of Suzano.

Holders of Fibria ADSs will have the right to receive, in exchange for each Fibria ADS, (i) R$ 52.50 in cash, which will be adjusted in accordance with fluctuations in CDI from March 15, 2018 to the Closing Date; and (ii) 0.23055 Suzano ADSs (representing 0.4611 Suzano Shares), in each case to be delivered as soon as practicable following the Closing Date. In connection with the completion of the Merger, Suzano will take the necessary actions to (i) register the Suzano Shares with the SEC and (ii) list Suzano ADSs on the NYSE.

Upon the completion of the Merger, the Fibria Shares and the Fibria ADSs will cease to be traded on the B3 and on the NYSE, respectively.

Suzano Papel e Celulose S.A.

Unaudited Pro Forma Condensed Balance Sheet

As of March 31, 2018

(In millions of reais)

	Suzano	Fibria	Pro Forma Adjustment	Pro Forma	Note
Current assets
Cash and cash equivalents	2,000.3	2,852.4	—	4,852.8
Financial investments	1,391.7	2,977.2	—	4,368.9
Trade accounts receivable	2,379.1	1,280.6	—	3,659.7
Inventories	1,298.4	2,589.3	543.0	4,430.7	(b	)
Recoverable taxes	314.6	398.5	—	713.1
Derivative financial instruments	95.5	81.9	—	177.4
Advance to suppliers	92.2	—	—	92.2
Other assests	291.7	165.8	—	457.5
Assets held for sale	10.9	—	—	10.9

Total current assets	7,874.4	10,345.7	543.0	18,763.1

Non-current assets
Receivables from other related parties	—	10.0	—	10.0
Financial investments	—	164.9	—	164.9
Recoverable taxes	263.4	1,735.4	—	1,998.8
Deferred taxes	2.6	450.7	642.1	1,095.4	(d)
Derivative financial instruments	65.8	333.4	—	399.2
Advances to suppliers	243.8	663.7	—	907.5
Judicial deposits	116.4	187.5	—	303.8
Receivables from land expropriation	61.0	—	—	61.0
Other assets	63.3	118.5	—	181.9

	816.3	3,664.1	642.1	5,122.5
			—
Biological assets	4,579.1	4,204.3	—	8,783.4
Property, plant and equipment	16,415.5	15,175.7	6,866.7	38,458.0	(c	)
Intangible assets	375.0	4,586.2	15,711.5	20,672.7	(d	) (e)
Investments	6.7	157.1	—	163.9

	21,376.4	24,123.3	22,578.2	68,077.9

Total non-current assets	22,192.7	27,787.4	23,220.3	73,200.4

Total assets	30,067.1	38,133.1	23,763.3	91,963.5

Current liabilities
Trade accounts payables	600.6	2,464.5	90.9	3,156.0	(f	)
Loans and financing	1,433.0	1,117.7	—	2,550.6
Derivative financial instruments	23.0	132.1	—	155.1
Taxes payable	192.0	124.4	—	316.3
Payroll and charges	154.8	112.6	—	267.4
Liabilities for assets acquisitions	90.6	—	—	90.6
Dividends payable	182.3	261.6	—	443.8
Advance from customers	92.0	—	—	92.0
Other liabilities	309.1	207.3	—	516.4

Total current liabilities	3,077.3	4,420.0	90.9	7,588.2

Non-current liabilities
Loans and financing	11,213.1	17,804.2	29,481.7	58,499.0	(g	)
Derivative financial instruments	76.8	129.5	—	206.3
Liabilities for assets acquisitions	544.5	—	—	544.5
Provision for contingencies	321.2	181.7	975.3	1,478.2	(h	)
Employee benefits	353.7	—	—	353.7
Deferred taxes	1,854.1	—	—	1,854.1
Share-based compensation plans	51.5	—	—	51.5

Suzano Papel e Celulose S.A.

Unaudited Pro Forma Condensed Balance Sheet

As of March 31, 2018

(In millions of reais)

Other liabilities	121.3	322.6	—	443.9

Total non-current liabilities	14,536.1	18,438.0	30,456.9	63,431.0
Equity	12,453.8	15,275.1	(6,784.6)	20,944.3	(i	)

Total equity and liabilities	30,067.1	38,133.1	23,763.3	91,963.5

Suzano Papel e Celulose S.A.

Unaudited Pro Forma Condensed Statement of Income

Three-month Period Ended March 31, 2018

(In millions of reais, except per share data)

	Suzano	Fibria	Pro Forma Adjustment	Pro Forma	Note
Net sales revenue	2,994.6	3,693.2	—	6,687.7
Cost of sales	(1,583.4)	(2,205.1)	(52.2)	(3,840.8)	(c	)

Gross profit	1,411.2	1,488.0	(52.2)	2,847.0

Operating incomes (expenses)
Selling expenses	(122.0)	(184.8)	(60.0)	(366.8)	(e	)
General and administrative expenses	(147.4)	(74.0)	—	(221.3)
Equity in earnings of associates	(0.1)	0.0	—	—
Other operating expenses, net	(9.9)	(66.3)	—	(76.1)

	(279.2)	(325.1)	(60.0)	(664.3)

Operating profit before net financial income (expenses)	1,131.9	1,163.0	(112.2)	2,182.7

Net financial income (expenses)
Financial income	105.3	125.5	—	230.9
Financial expenses	(262.7)	(395.6)	(316.1)	(974.4)	(g	)

	(157.4)	(270.1)	(316.1)	(743.5)

Net income (loss) before income taxes	974.6	892.9	(428.3)	1,439.2

Income taxes	(169.1)	(277.8)	145.6	(301.2)	(j	)

Net income for the period	805.5	615.1	(282.7)	1,137.9

Attributable to
Shareholders of the Company	805.5	613.2	(282.7)	1,136.1
Non-controlling interests	—	1.9	—	1.9

Basic earnings per share	0.73725			0.84303	(k	)

Diluted earnings per share	0.73631			0.84216	(k	)

Suzano Papel e Celulose S.A.

Unaudited Pro Forma Condensed Statement of Income

Year Ended December 31, 2017

(In millions of reais, except per share data)

	Suzano	Fibria	Pro Forma Adjustment	Pro Forma	Note
Net sales revenue	10,580.7	11,739.2	—	22,319.8
Cost of sales	(6,496.3)	(8,248.4)	(208.9)	(14,953.6)	(c	)

Gross profit	4,084.4	3,490.7	(208.9)	7,366.2

Operating incomes (expenses)
Selling expenses	(423.3)	(547.2)	(240.0)	(1,210.6)	(e	)
General and administrative expenses	(529.0)	(285.7)	—	(814.7)
Equity in earnings of associates	5.9	0.0	—	5.9
Other operating income (expenses), net	140.5	(339.7)	—	(199.2)

	(805.9)	(1,172.6)	(240.0)	(2,218.5)

Operating profit before net financial income (expenses)	3,278.5	2,318.1	(448.9)	5,147.7

Net financial income (expenses)
Financial income	379.0	657.0	—	1,036.0
Financial expenses	(1,397.9)	(1,439.7)	(1,264.4)	(4,102.0)	(g	)

	(1,018.8)	(782.7)	(1,264.4)	(3,065.9)

Net income (loss) before taxes	2,259.6	1,535.4	(1,713.3)	2,081.7

Income taxes	(438.6)	(442.1)	582.5	(298.2)	(j	)

Net income for the year	1,821.0	1,093.3	(1,130.8)	1,783.5

Attributable to
Shareholders of the Company	1,821.1	1,085.3	(1,130.8)	1,775.5
Non-controlling interests	—	8.1	—	8.1

Basic earnings per share	1.66804			1.31840	(k	)

Diluted earnings per share	1.66433			1.31603	(k	)

1. Basis of Presentation

The pro forma condensed financial information has been derived from the audited historical consolidated financial statements of Suzano and Fibria for the year ended December 31, 2017, and from the unaudited historical consolidated interim financial statements of Suzano and Fibria as of March 31, 2018 and for the three-month period then ended, for both Suzano and Fibria. The historical financial statements of Suzano are included elsewhere in this prospectus, the historical financial statements of Fibria are incorporated by reference elsewhere in this prospectus, and the Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with, and is qualified in its entirety by reference to, such historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The pro forma adjustments have been prepared as if the Closing Date had taken place on March 31, 2018, in the case of the unaudited pro forma condensed balance sheet, and on January 1, 2017, in the case of the unaudited pro forma condensed statements of income.

2. Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Suzano would have been had the proposed Merger been completed on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Suzano has performed a preliminary valuation analysis of the fair market value of Fibria’s assets to be acquired and liabilities to be assumed. Using the total consideration for the Merger, Suzano has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as if the Closing Date had been March 31, 2018 (in millions of reais):

		Note
Cash consideration(1)	29,043.1
Suzano Shares issue (255 million shares at R$ 33.36 per share)	8,506.8
Total consideration	37,549.9	(a	)

Book value of Fibria’s shareholders’ equity	15,200.5
Elimination of book value of existing goodwill	(4,230.5)
Book value of Fibria’s shareholders’ equity, net of goodwill	10,970.0

Fair value adjustments
Inventories	543.0
Property, plant and equipment	6,866.7
Customer relationships	3,600.0
Possible loss contingencies	(975.3)
Loans and financing	(438.6)
Deferred Taxes	642.1
Total fair value impacts	10,237.9

Total pro forma goodwill	16,341.9

(1)	The cash consideration will be adjusted in accordance with the fluctuation in CDI from March 15, 2018 to the Closing Date. At March 31, 2018, the change was immaterial using a CDI rate increase of 0.27% and therefore is not reflected above. However, if the acquisition were to be delayed one year the CDI impact would be 5.60% based on the average actual CDI rate for the 12 months ending March 31, 2018.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when Suzano has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in the value of the consideration paid, (2) changes in fair values of property, plant and equipment, (3) changes in allocations to intangible assets such as contracts with customers and suppliers, technology and customer relationships as well as goodwill and (4) other changes to assets and liabilities.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the proposed Merger, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description of the Merger and adjustment is provided as follows:

(a)	Consideration paid was estimated based on the terms of the transaction considering that all holders of Fibria Shares will receive Suzano Shares and cash as offered in the Merger. Dissenting Fibria shareholders have the right to withdraw their shares for a cash payment. However, such cash payment would be less than the amount that would be received by not withdrawing. Thus, it is assumed that no holders of Fibria Shares will exercise their withdrawal rights. Consideration will consist of R$ 29,043.1 million to be paid in cash plus 255 million Suzano Shares to be issued on the Closing Date. In this Unaudited Pro Forma Condensed Consolidated Financial Information, the Suzano Shares to be issued have been valued using the March 31, 2018 quoted market price of R$ 33.36 per share. Actual consideration will be based on share price on the Closing Date.

•	If the Suzano quoted market price per Suzano Share on the Closing Date had increased/decreased by 30% compared to the March 31, 2018 quoted market price, the consideration paid would have increased/decreased by approximately R$ 2,552.0 million, and, as a consequence, goodwill would have increased/decreased by the same amount.

(b)	The adjustment represents the adjustment of Fibria’s inventory to fair value at March 31, 2018 of R$ 543.0 million. The fair value calculation is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory less selling expenses and a normal profit margin on those manufacturing and selling efforts. We do not expect the increase to have a continuing impact; therefore, fair value adjustment is not included in statement of income.

(c)	The adjustment represents the adjustment of Fibria’s property, plant and equipment to fair value on March 31, 2018 in the amount of R$ 6,866.8 million. The fair value calculation is preliminary and subject to change. The land was valued using the market approach method based on price generated by market transactions. The other fixed assets were valued using the cost method, which is based on the principle of substitution, using the cost to replace assets adjusted to inflation rate as an indicator of their fair value. The related increase in depreciation expense, assuming a remaining depreciation expense of R$ 208.9 million for the year ended December 31, 2017 and R$ 52.2 million for the three-month period ended March 31, 2018, is allocated as Cost of Sales. The depreciation is calculated using the straight-line method over the estimated remaining useful lives of the related property, plant and equipment disclosed in Fibria’s annual financial statements. The calculation of the depreciation expense adjustment is as disclosed below:

			Estimated Depreciation Expense (in millions of reais)
	Fair value adjustment	Useful lives (in years)	Year Ended December 31, 2017	Three-month Period Ended March 31, 2018
Buildings	1,109.5	25.00	44.4	11.1
Machinery, equipment and facilities	2,991.1	18.18	164.5	41.1
			208.9	52.2

The market prices and general inflation rate were used in the calculation above. However, specialized indexes may be applicable depending on the nature of the property, plant and equipment rates reflected, which were double the general inflation rate used above; in addition, prices may vary upon the finalization of the purchase price allocation. If the amount of the fair value adjustment related to Fibria’s property, plant and equipment were to increase by a further R$ 6,866.7 million, goodwill would reduce by such amount and the related increase in depreciation would be R$ 417.8 million for the year ended December 31, 2017 and R$ 104.5 million for the three-month period ended March 31, 2018.

(d)	The adjustment reflects the net increase in goodwill at March 31, 2018 consisting of the elimination of the book value of Fibria’s existing goodwill in the amount of R$ (4,230.5) million plus the goodwill generated by the Merger of R$ 16,341.9 million. The adjustment on deferred taxes of R$ 642.0 million represents the reversal of the deferred tax liability of the eliminated Fibria’s goodwill, it is worth noting that the calculation is a preliminary estimate and the final amount of goodwill may change upon finalization of the purchase price allocation, as disclosed. The factors that make up the final goodwill amount are expected to include mostly synergies from combining operations for cost savings in fields such as forestry, logistics, selling, general and administration expenses and procurement, which will increase the parties’ competitiveness both in Brazil and overseas. The Company believes that all these initiatives could generate synergies and cash saving in the amount close to the goodwill.

(e)	The adjustment represents R$ 3,600.0 million due to recognition of the fair value of major customer relationships at March 31, 2018 and related amortization expense of R $240.0 million for the year ended December 31, 2017 and R$ 60.0 million for the three-month period ended March 31, 2018, the amortization is allocated in Selling Expense. As disclosed in Fibria’s December 31, 2017 financial statements, its client base is concentrated, with approximately 46% of revenue generated by sales to three major clients. Accordingly, valuation of the major customer relationships was calculated using estimated discounted cash flows. If we used a different assumption, the adjustment could differ significantly. The amortization is calculated using the straight-line method over the expected life of the customer relationship (15 years).

•	If Suzano had considered 100% of Fibria’s customer list instead of 46% as described above, the value of Fibria’s customer relationships would have been increased by approximately R$ 4,226.1 million, goodwill would have been reduced by such amount and the related increase in amortization would have been R$ 281.7 million for the year ended December 31, 2017 and R$ 70.4 million for the three-month period ended March 31, 2018.

(f)	Represents the liability for payment of estimated transaction costs of R$ 90.9 million related to the Merger. The historical consolidated balance sheet and income statement of Suzano and Fibria do not reflect any transaction costs related to the Merger for the periods presented.

(g)	The adjustment represents new long-term debt in U.S. dollars equivalent to R$ 29,043.1 million incurred to finance the cash payment to Fibria’s shareholders and related financial expense of R$ 1,264.4 million for the year ended December 31, 2017 and R$ 316.1 million for the three-month period ended March 31, 2018. It is assumed that the secured credit line would bear interest at LIBOR plus approximately 2.0% p.a. in USD which is assumed equivalent to a nominal interest rate of 4.4% p.a., without considering any exchange rate variation impacts for the variation of the real (the Company’s functional currency) against the USD. For the year ended December 31, 2017, if the USD had weakened/strengthened by 1% against the real with all other variables held constant, the pro forma financial income/expenses would have been increased by approximately R$ 303.1 million due to the foreign exchange impacts from translation of the USD-denominated long-term debt. For the three-month period ended March 31, 2018 if the USD had weakened/strengthened by 1% against the real with all other variables held constant, the pro forma financial income/expenses would have been increased by approximately R$ 75.8 million, due to the foreign exchange impacts from translation of USD-denominated long-term debt. Additionally, the amount of R$ 438.6 million reflects the adjustment to the fair value of loans and financing, defined as disclosed in Fibria’s interim financial statement.

(h)	The adjustment reflects the preliminary estimation of the fair value of legal proceedings disclosed as being possible losses by Fibria’s management. Management estimates that 10% of the total amount disclosed as possible losses at March 31, 2018 represents the fair value estimate of the possible loss contingencies considering the probability of the loss and experience of actual payments. However, any liability recognition for possible losses will depend on Suzano’s ability to make a reliable estimate of the fair value of the related contingencies based on the information available, including the ability to define probabilities of the different potential outcomes, the related cash flows and discount rates. Due to the high level of subjectivity around the realization of such contingencies based on the information currently available, no related amounts have been recorded in the pro forma condensed income statements. Suzano is required to recognise a contingent liability assumed in a business combination at the acquisition date, even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Based on that requirement, in the preliminary assessment for the preparation of the pro forma Suzano management identified significant possible loss contingencies disclosed in Fibria’s December 31, 2017 financial statements:

Amount of possible loss (in millions of reais)
Possible tax contingencies
Claim to reimburse development agency tax incentive	142.6
Offset of 1997 income tax losses which was only partially approved	233.6
Income tax assessment - swap of industrial and forestry assets	2,225.2
Income tax assessment - income from Fibria Trading International II	382.6
Income tax assessment - disallowance of depreciation, amortization and depletion expenses - 2010	673.7
Income tax assessment – on income of foreign subsidiaries in 2011	64.3
Income tax assessment – for joint-operated entity, Veracel	116.9
Other tax liabilities (706 tax claims)	3,657.0
Subtotal - tax	7,495.9
Possible civil contingencies
Company’s trucks from causing damage to federal highways	1,771.8
Others (620 claims)	484.9
Subtotal - civil	2,256.7

Total possible tax contingencies	9,752.6

Suzano believes that this adjustment is factually supportable based on the following:

i.	The total amount of possible loss contingencies are those described in Fibria’s financial statements as of December 31, 2017, which is the latest information available. Suzano Management states in March 31, 2018 interim financial statements that no material change occurred from the December 31, 2017 position.

ii.	Amounts disclosed are those related to possible losses, in which case the probability of loss must be considered to be higher than remote as defined by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. Management assumes that potential contingent losses with a probability of occurrence below 10% would be considered remote and that the possible losses disclosed thus have at least a 10% probability of occurrence. An analysis of the probability of the loss has not been concluded. The probability of loss will depend on a detailed evaluation of the specific facts of the claim including documentation, interpretation of the applicable regulation, applicable due process, among others. In the case of the probability of a possible loss of 30%, the adjustment would have been R$ 2,925 million.

iii.	Amounts disclosed in the financial statements of Fibria are the amounts of the legal cases as of the balance sheet date that are subject to interest rates through settlement, normally using rates determined through the Sistema Especial de Liquidação e Custodia (Special System for Settlement and Custody, or SELIC), the settlement system for most of the Brazilian central government’s domestic securities, which is also assumed to be a reasonable estimate of the rate which would be used to discount future cash flows to present value. Thus the disclosed amounts are assumed to be discounted present values.

(i)	Represents the elimination of Fibria’s shareholders equity plus the issuance of 255 million shares of Suzano at R$ 33.36 per share (note a) plus transaction costs (note f).

(j)	Reflects the income tax effect in the pro forma income statements based on the statutory rate of Brazilian income tax and social contribution of 34%. No deferred tax balances are reflected in the March 31, 2018 pro forma condensed balance sheet as Suzano has a viable tax plan that it intends to implement which will permit the tax and accounting basis to be the same after acquisition.

(k)	The basic and diluted earnings per share were adjusted considering the issuance of 255 million shares of Suzano, as shown below:

	In millions of reais, except for per share data
	Three-month Period Ended March 31, 2018		Year Ended December 31, 2017
	Basic	Diluted	Basic	Diluted
Weighted average number of shares	1,092.6	1,094.0	1,091.7	1,094.1
Shares issued by Holding (Suzano)	255.0	255.0	255.0	255.0
Total pro forma weighted average number of shares	1,347.6	1,349.0	1,346.7	1,349.1

Pro forma net income attributable to Shareholders of Suzano	1,136.1	1,136.1	1,775.5	1,775.5

Pro forma earnings per share (R$)	0.84303	0.84216	1.31840	1.31603

THE FIBRIA EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Suzano is providing this prospectus to holders of Fibria Shares (including the Fibria Shares underlying the Fibria ADSs) in advance of the Fibria extraordinary general shareholders meeting that Fibria has called for the purpose of approving the Merger. This prospectus contains information that you need to know about the Merger and the proposals to be voted on at the Fibria extraordinary general shareholders meeting, in order to be able to vote, or instruct your vote, as applicable, to be cast at the Fibria extraordinary general shareholders meeting.

Date, Time and Place of the Fibria extraordinary general shareholders meeting

The extraordinary general shareholders meeting of Fibria will be held on            , 2018, at    ,    time, at Fibria’s head office in São Paulo, SP, Brazil. Fibria’s headquarters is located at the following address: Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors, Torre B, Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, São Paulo, State of São Paulo, Brazil, 04551-010.

Purpose of the Fibria extraordinary general shareholders meeting

At the Fibria extraordinary general shareholders meeting, holders of Fibria Shares will be asked to consider and vote upon the following proposals (collectively, the “Merger Proposal”):

•	the approval of the Merger, pursuant to which Fibria will become a wholly owned subsidiary of Suzano, as provided for in the Merger Agreement;

•	the approval of the terms and conditions of the Merger Agreement;

•	the approval of the waiver of a mandatory tender offer as provided for by article 33 of the bylaws of Fibria;

•	the authorization for the subscription by Fibria’s executive officers on behalf of Fibria’s shareholders of new shares to be issued by Holding, as well as any additional actions required to implement the Merger Agreement and the Merger;

•	the approval of an increase in the annual remuneration amount approved in Fibria’s ordinary shareholders meeting for the year of 2018; and

•	the approval of the election of two alternate members of the Fibria Board of Directors.

All of the above proposals are connected to the completion of the Merger. You should carefully read this prospectus in its entirety for more detailed information concerning the Merger.

The mandatory tender offer (“MTO”) provided for in article 33 of the bylaws of Fibria, the waiver of which is part of the Merger Proposal, provides that any person that becomes the holder of an equity stake in Fibria representing 25% or more of the Fibria Shares is required to launch a tender offer to acquire all of the remaining Fibria Shares in accordance with the provisions of the applicable regulations of the CVM and the B3 and Fibria’s bylaws. The mandatory tender offer is required to be made within 60 days from the date of the event on which title to the qualifying equity stake is acquired.

The vote on each item of the Merger Proposal at the Fibria extraordinary general shareholders meeting is interconnected and dependent on the vote of the other items thereof. Therefore, by approving the Merger and accepting to no longer be shareholders of Fibria, each Fibria shareholder will be waiving the MTO provided for in article 33 of the bylaws of Fibria. The approval of the Merger Proposal (which includes the waiver of the MTO provision) is a condition for the Merger provided for in the Merger Agreement.

In connection with the Merger, Fibria Controlling Shareholders have entered into the Voting Agreement, in which they have agreed to vote in favor of the Merger Proposal and all other matters presented by the Fibria Board of Directors in connection with the Merger. The Fibria Controlling Shareholders hold approximately 58.5% of the aggregate voting power of all Fibria Shares as of the date hereof. On March 27, 2018, the Fibria Board of Directors, including the independent members thereof, resolved to approve, without restrictions or reservations, the adhesion of Fibria to the Voting Agreement for the fulfillment of the obligations applicable to Fibria. For more information, see “The Transaction Documents—Voting Agreement”.

Record Date; Shares Entitled to Vote

All holders of Fibria Shares as of the close of business on the date of the Fibria extraordinary general shareholders meeting are entitled to vote on the Merger Proposal at such meeting. All holders of Fibria ADSs outstanding as of the ADS Record Date are entitled to give voting instructions in accordance with the voting procedures of the Fibria Deposit Agreement. Each Fibria Share outstanding as of the date of the Fibria extraordinary general shareholders meeting, and each Fibria ADSs outstanding as of the ADS Record Date, is entitled to one vote on the Merger Proposal presented for consideration at the Fibria extraordinary general shareholders meeting. As of April 30, 2018, there were 553,201,072 Fibria Shares (including Fibria Shares held by the Fibria Depositary) issued and outstanding and entitled to vote at the Fibria extraordinary general shareholders meeting.

If you are a holder of Fibria Shares, you are entitled to attend and vote at the meeting. If you are a holder of Fibria ADSs, you are not entitled to attend the meeting, but you may communicate your voting instructions to the Fibria Depositary in accordance with the voting procedures set forth in the Fibria Deposit Agreement. As a holder of

Fibria ADSs, in order for the Fibria Shares underlying your Fibria ADSs to be voted in accordance with your voting instructions, you must give timely instructions to the Fibria Depositary in accordance with the Fibria Deposit Agreement and any notices or information distributed by the Fibria Depositary.

If you are a holder of Fibria Shares, you may be required under the Brazilian Corporation Law to show documents proving your identity to gain admittance to the Fibria extraordinary general shareholders meeting. If you grant a proxy to someone to act for you at the meeting, your proxy will be required to show original or certified copies of the documents that grant him or her powers of representation. The proxy must be deposited at or mailed to the head office of Fibria no later than    , local time, 3 business days before the meeting. The failure to comply with this requirement will not prevent the proxy from attending the Fibria extraordinary general shareholders meeting so long as he or she presents the originals of the documents evidencing his or her powers.

Quorum

In order to validly hold an extraordinary general shareholders meeting of Fibria, in general, the holders of at least 25% of Fibria’s issued and outstanding voting capital must be present in person or represented by proxy at the meeting following first call to constitute a quorum. If that quorum is not reached on first call, any percentage of holders must be present or represented at the meeting following second call. You must be present in person or represented by proxy at the meeting in order to be considered part of the quorum at the Fibria extraordinary general shareholders meeting. Because there were 553,201,072 Fibria Shares outstanding and entitled to vote as of April 30, 2018, at least 138,300,268 Fibria Shares would have to be present in person or represented by proxy at the Fibria extraordinary general shareholders meeting for a quorum to be formed following first call, and any amount of holders of the Fibria Shares would have to be present following second call.

Abstentions from voting by shareholders attending the meeting will be counted for the purpose of determining the presence of a quorum.

Required Vote

In order to effect the Merger, holders of Fibria Shares must adopt the decision to merge Fibria and Suzano as contemplated by the Merger Agreement. The decision to merge requires the affirmative vote of at least 50% of Fibria’s issued and outstanding voting capital, at an extraordinary general shareholders meeting duly called under Brazilian law. The approval by the holders of Fibria Shares of the Merger Proposal is a condition to the completion of the Merger. If the Merger Proposal is not approved, the Merger will not be completed.

The Fibria Controlling Shareholders, which together hold approximately 58.5% of the issued and outstanding Fibria Shares as of the date hereof, have entered into the Voting Agreement (as defined herein) with the Suzano Controlling Shareholders, which hold approximately 50.8% of the issued and outstanding Suzano Shares as of the date hereof, with Suzano as intervening party. Pursuant to the Voting Agreement, the Fibria Controlling Shareholders and the Suzano Controlling Shareholders agreed to exercise their voting rights with respect to the Fibria Shares and Suzano Shares, respectively, in favor of the Merger at the Fibria Extraordinary General Shareholders Meeting and the Suzano shareholders meeting, respectively. Assuming quorum requirements are met and the meetings are validly held in accordance with Brazilian law, upon the exercise by the Fibria Controlling Shareholders and the Suzano Controlling Shareholders of their voting rights in compliance with the terms of the Voting Agreement, we expect that the shareholders of Fibria and Suzano, respectively, will vote to approve the Merger at their respective meetings. For more information on the Voting Agreement, see the section entitled “The Transaction Documents—Voting Agreement”.

Treatment of Abstentions; Failure to Vote

An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. At the Fibria extraordinary general shareholders meeting at which shareholders will consider the Merger Proposal, abstentions will be counted in determining whether a quorum is present.

Abstentions and a failure to vote your Fibria Shares will have the same effect as a vote “AGAINST” the Merger Proposal.

Absence of Quorum

If a quorum is not present following first call of the Fibria extraordinary general shareholders meeting, Fibria will notify holders of Fibria Shares of a subsequent date on which the Fibria extraordinary general shareholders meeting will be convened on second call.

Voting by Directors and Executive Officers of Fibria

As of the date hereof, the Fibria directors and executive officers have the right to vote approximately 57,413 Fibria Shares, representing 0.01% of the Fibria shares then outstanding and entitled to vote. None of the directors or executive officers of Fibria has entered into any agreements obligating them to vote in favor of the Merger Proposal.

Manner of Voting

Holders of Fibria Shares

If you are a holder of Fibria Shares on the date of the Fibria extraordinary general shareholders meeting, you may vote your Fibria Shares by attending the meeting in person or, to ensure that your Fibria Shares are represented at the meeting, you may authorize a proxy to vote your Fibria Shares. This prospectus does not constitute a proxy statement. Neither Suzano nor Fibria is asking you for a proxy, and you are requested not to send Suzano or Fibria a proxy.

Holders of Fibria Shares attending the Fibria extraordinary general shareholders meeting must deliver proof of their status as shareholders and proof that they hold the Fibria Shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of Fibria Shares.

Holders of Fibria Shares wishing to authorize a proxy to vote their Fibria Shares may do so by mailing the proxy instruments to Fibria’s head office, which instruments must be received by Fibria at least 3 business days in advance of the Fibria extraordinary general shareholders meeting. Fibria does not accept electronic proxies. The failure to comply with this requirement will not prevent the proxy from attending the Fibria extraordinary general shareholders meeting so long as he or she presents the originals of the documents evidencing his or her powers.

To be valid, the proxy must be appointed less than one year before the Fibria extraordinary general shareholders meeting. For legal entities that hold Fibria Shares, any proxy duly constituted in accordance with applicable law and such legal entities’ corporate documents may represent the shareholder at the Fibria extraordinary general shareholders meeting. However, an investment fund must be represented by its investment fund officer. For individuals who hold Fibria Shares, the proxy must be either a shareholder, an executive officer of Fibria, a lawyer or a financial institution.

Holders of Fibria ADSs

If you are a registered holder of Fibria ADSs, you will receive instructions from the Fibria Depositary with respect to the voting of the Fibria Shares underlying your Fibria ADSs, including any deadlines for the Fibria Depositary to receive voting instructions from you. If you hold Fibria ADSs in an account with a broker or other securities intermediary, you will receive notice and instructions from your securities intermediary, and you must give your instructions in the manner and within the deadline set forth in those instructions. Your instructions will be forwarded to the Fibria Depositary.

Under the Fibria Deposit Agreement, you may only vote to approve or disapprove the Merger Proposal by giving the Fibria Depositary your voting instructions, and you are not entitled to attend the Fibria extraordinary general shareholders meeting. As set forth in the Fibria Deposit Agreement, if the Fibria Depositary timely receives your voting instructions, it will endeavor to vote the Fibria Shares represented by your Fibria ADSs in accordance with such voting instructions. If the Fibria Depositary does not timely receive your voting instructions or if the Fibria Depositary receives timely voting instructions that fail to specify the manner in which the Fibria Shares represented by your Fibria ADSs are to be voted, the Fibria Depositary will deem that you have instructed the Fibria Depositary to cause the Fibria Shares underlying such Fibria ADSs to be voted in favor of the Merger. The Fibria Depositary may set a deadline for the receipt of voting instructions that is earlier than the date of the Fibria extraordinary shareholders meeting. If you are a holder of Fibria ADSs, you must follow the procedures specified by the Fibria Depositary in the applicable notice to holders of Fibria ADSs in order to ensure that your voting instructions are timely received.

Tabulation of Votes

Among other functions, the person appointed as secretary at the Fibria extraordinary general shareholders meeting will be responsible for determining the number of Fibria Shares represented at the Fibria extraordinary general shareholders meeting to confirm the existence of a quorum, as well as for counting the votes cast at the meeting.

Solicitation of Proxies

Fibria does not intend to use any specific procedure to solicit proxies (boletim de voto a distância) from its shareholders in order to exercise their voting rights at Fibria’s extraordinary general shareholders meeting. However, holders of Fibria Shares can still be represented by proxy in accordance with the Brazilian Corporation Law.

THE MERGER

The following is a description of the material aspects of the Merger. This section may not contain all of the information that is important to you. You should carefully read this entire prospectus, the documents incorporated by reference into this prospectus, including the full text of the Merger Agreement, a form of which is attached as Exhibit C to the Voting Agreement, and the full text of the Voting Agreement and the BNDESPAR Shareholders Agreement, copies of which are filed as Exhibit          and Exhibit          to the registration statement of which this prospectus is a part, for a more complete understanding of the Merger. All descriptions in this summary and in this prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to the Merger Agreement. In addition, important business and financial information about each of Suzano and Fibria is included in or incorporated by reference into this prospectus and the exhibits to the registration statement of which this prospectus is a part. For a listing of the documents incorporated by reference into this prospectus, see the section entitled “Incorporation of Certain Documents by Reference”.

Overview

You are being asked to vote on a business combination of Fibria and Suzano, as contemplated by the terms agreed by the Suzano Controlling Shareholders and the Fibria Controlling Shareholders in the Voting Agreement and set forth in the Merger Agreement, pursuant to which Fibria will become a wholly owned subsidiary of Suzano by way of a merger of shares (incorporação de ações) under Brazilian law. The Fibria Board of Directors will approve the Merger Agreement before calling the general shareholders meetings to approve the Merger. In addition, the Suzano Board of Directors will approve the Merger Agreement. Following the approval thereof by both the Fibria Board of Directors and the Suzano Board of Directors, Suzano, Holding and Fibria will enter into the Merger Agreement.

Pursuant to the terms and conditions set forth in the Merger Agreement, which are described in this prospectus and a form of which is attached as Exhibit C to the Voting Agreement, on the Closing Date, Fibria will become a wholly owned subsidiary of Suzano, and the holders of Fibria Shares and Fibria ADSs will receive Suzano Shares and Suzano ADSs, respectively, as well as cash consideration, in exchange for their Fibria Shares and Fibria ADSs, respectively. If the Merger is completed, holders of Fibria Shares and Fibria ADSs will cease to have any equity interest in Fibria, the Fibria ADSs will be delisted from the NYSE. In addition, Fibria will be deregistered under the Exchange Act and from the CVM. Suzano intends to merge Fibria into Suzano as soon as practicable following the completion of the Merger, subject to receipt of the requisite regulatory approvals and consents and completion of required procedures customary for such a transaction. If the Merger is not completed, holders of Fibria Shares and Fibria ADSs will remain holders of Fibria Shares or Fibria ADSs, as the case may be.

All descriptions in this summary and in this prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to the Merger Agreement.

Background of the Merger

Suzano

Recognized for innovation and a pioneering spirit for over 90 years, Suzano is a Brazilian company, with world-wide sales of products made from planted eucalyptus forests. It is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America. Its product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. The annual pulp and paper production capacity of Suzano is 5.1 million tons.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira Units), a non-integrated paper production facility in the state of São Paulo (the Rio Verde Unit), an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri Unit); an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz Unit), and FuturaGene. We own one of the largest distribution structures for paper and graphic products in South America.

Further, we maintain representative offices in China and England, subsidiaries in the U.S., Switzerland, Argentina and Austria and research labs in Israel, China and Brazil. For more information on Suzano’s businesses, see “Information About Suzano—Business—Our Corporate Structure”.

Fibria

Fibria is the world’s largest producer of market pulp, with an aggregate installed capacity of 7.25 million metric tons of eucalyptus pulp per year. For more information on Fibria’s businesses, see “Information About the Companies—Fibria Celulose S.A.”.

Negotiations and Agreements between the Fibria Controlling Shareholders and the Suzano Controlling Shareholders Regarding the Merger

On February 7, 2018, representatives of Suzano initiated contact with representatives of each of the Fibria Controlling Shareholders to present an indicative, non-binding proposal to acquire 100% of the shares of Fibria in exchange for a combination of cash and shares of Suzano. From February 7 through February 23, 2018, representatives of Suzano met several times with representatives of the Fibria Controlling Shareholders to explain the rationale and provide further details on the indicative non-binding proposal.

On February 16, 2018, news of the potential acquisition first leaked to the markets and Suzano responded with a notice to the market filed on the B3 on February 19, 2018, confirming that preliminary discussions were taking place with representatives of the Fibria Controlling Shareholders.

On February 23, 2018, Suzano and the Fibria Controlling Shareholders reached a preliminary agreement on the key economic terms of the transaction, which included an increase in both the cash and stock components of the consideration, among other conditions. The parties also agreed on a transaction structure for the acquisition, to be implemented through a cash and stock merger, and designated negotiating teams to negotiate the definitive documentation for the Merger. From February 23, 2018 onwards, the Suzano negotiating team met on a consistent basis with the BNDESPAR and Votorantim negotiating teams to negotiate the definitive agreements relating to the Merger.

On March 2, 2018, Suzano was informed by representatives of each of BNDESPAR and Votorantim that the Fibria Controlling Shareholders had received a competing indicative non-binding proposal for the acquisition of Fibria, as disclosed through Fibria’s submission on Form 6-K on March 13, 2018. However, the Fibria Controlling Shareholders also confirmed to Suzano that they remained interested in pursuing a transaction with Suzano on basis of the key economic terms agreed on February 23, and the parties continued to negotiate the definitive agreements relating to the Merger through March 15, 2018, the date on which the Voting Agreement was signed by each of Suzano and the Fibria Controlling Shareholders.

In parallel, beginning in early March, Suzano entered into discussions with BNDESPAR to enter into a separate agreement with BNDESPAR to address BNDESPAR’s goals, as a state-owned development bank, of ensuring good governance and a sustainable financial and capital structure for the combined companies. Pursuant to this separate agreement, Suzano would agree to certain governance commitments, financial ratios and other policy commitments that would be effective following the completion of the Merger. While the parties agreed that these provisions would only apply while BNDESPAR’s shareholdings in Suzano remained above a certain threshold, the premise for these negotiations was that any governance and policy requirements in the resulting agreement would be of general benefit for all shareholders in Suzano, and would not result in the inclusion of BNDESPAR in Suzano’s “control group” under Brazilian law.

On March 15, 2018, the Suzano Controlling Shareholders entered into the Voting Agreement with the Fibria Controlling Shareholders, and Suzano as an intervening party, which sets forth the terms of the Merger and the agreement by the Suzano Controlling Shareholders and the Fibria Controlling Shareholders to exercise their voting rights so as to effect the combination of the operations and the shareholdings of Fibria and Suzano, by means of a merger of shares (incorporação de ações) under Brazilian law. On the same date, Suzano and BNDESPAR entered into the BNDESPAR Shareholders Agreement on March 15, 2018. See “The Transaction Documents—BNDESPAR Shareholders Agreement”.

On March 27, 2018, the Fibria Board of Directors resolved to approve the adhesion of Fibria to the Voting Agreement for the fulfillment of the obligations applicable to Fibria.

In accordance with the terms of the Voting Agreement, the Fibria Controlling Shareholders shall refrain from negotiating or engaging in any discussions with any third party, in whatever form, aiming at implementing any transaction equal or similar to the Merger, or which might affect or frustrate the completion of the Merger. In addition, during the term of the Voting Agreement, the Suzano Controlling Shareholders and the Fibria Controlling Shareholders undertake not to sell or in any form dispose of the Suzano Shares and Fibria Shares that are subject to the Voting Agreement, as applicable. The Fibria Controlling Shareholders and the Suzano Controlling Shareholders have agreed that their commitments under the Voting Agreement to vote for and support the Merger will expire 18 months from March 15, 2018, unless such date is extended by mutual agreement of the parties.

Financing Obtained by Suzano for the Merger

Suzano has executed binding commitments with certain international financial institutions to provide financing lines in an aggregate amount of up US$ 9.2 billion, the disbursement of which is conditioned, among other customary conditions, on the completion of the Merger. The proceeds of such financing will be used to finance part of the cash consideration paid to current shareholders of Fibria, as well as for general corporate purposes, including exports of Suzano.

In connection with the Merger, Suzano has entered into certain commitment letters with a syndicate of lenders, including BNP Paribas, Coöperatieve Rabobank U.A., JP Morgan Chase Bank, N.A. and Mizuho Bank, Ltd., which also acted as lead arrangers and the joint bookrunners. Subject to the terms and conditions of these commitment letters, the lenders committed to provide (i) US$6.9 billion under a bridge loan, or the “Bridge Loan”, and (ii) US$2.3 billion under an export prepayment facility, or the “EPP” and, collectively with the Bridge Loan, the “Facilities.” The lenders’ commitments are subject to certain conditions, including the execution and delivery of the definitive financing documentation for the Facilities.

Borrower and Guarantors. The borrower under both Facilities will be Suzano Pulp and Paper Europe S.A., a trading company incorporated in Switzerland and wholly owned by Suzano, and the Facilities will be guaranteed by Suzano, Suzano Trading Ltd., Fibria, Fibria International Trade GmbH and any subsidiary of Suzano that, at the time of determination, meets certain asset and revenue thresholds set forth in the agreements. Fibria, Fibria International Trade GmbH and other subsidiaries of Fibria will become guarantors within 30 days of the Closing Date. Suzano has the right, subject to certain conditions, to cause the borrower under each of the Facilities to be replaced by a qualified wholly owned subsidiary of Suzano.

Availability period. The commitments are available from March 15, 2018 through March 15, 2019 or, in the event that any governmental authority approval required in connection with the Merger has not been obtained prior to such date, September 15, 2019.

Use of proceeds. The proceeds of the Bridge Loan must be used, together with cash on hand of Suzano and/or other available financing resources, to finance the cash portion of the purchase price payable pursuant to the terms of the Merger Agreement and to pay fees, commissions and expenses in connection therewith. The proceeds of the EPP must be used for debt refinancing and financing of pre-export transactions, including expected pre-export transactions of Fibria or subsidiaries of Fibria that will become subsidiaries of Suzano upon consummation of the Merger.

Interest. Loans outstanding under the Facilities will bear interest at LIBOR for the relevant interest period plus margin determined based on the credit ratings for long-term foreign currency denominated debt of Suzano. The interest rate on the Bridge Loan is subject to a 0.25% increase of the applicable margin then in effect on the 180th day following the borrowing date and every 90th day thereafter.

Maturity. Subject to the terms and conditions of the commitment letters, the Bridge Loan will mature on March 15, 2021. The EPP will mature on the earlier date of (a) six years after March 15, 2018 and (b) five years following the borrowing date.

Prepayments and Redemptions. Except in certain circumstances and subject to certain procedural requirements, voluntary reductions of the unutilized commitments and prepayments of borrowings under the Facilities will be permitted at any time, in minimum principal amounts, without premium or penalty.

The commitments under the Bridge Loan will be permanently reduced out of the proceeds of debt or equity issuances of the borrower or the guarantors. Also, any loans under the Bridge Loan must be prepaid in case of certain dispositions of assets, incurrence of certain debt (not including borrowings under pre-existing credit facilities, certain debt denominated in Brazilian reais, working capital facilities, ordinary course capital leases, purchase money and equipment financings or certain refinancing debt), or in case of termination of the Merger Agreement.

Security. The Bridge Loan will be senior unsecured obligations of the borrower and the guarantors. The EPP will be secured by a lien on certain qualified receivables of the borrower and certain collateral accounts in which the proceeds of such receivables are deposited.

Covenants. The Facilities will contain a number of affirmative and negative covenants, including:

•	Obligation to comply with certain reporting requirements;

•	Obligation to take actions to ensure that its obligations under the loan documents will at all times constitute unconditional and unsubordinated general obligations thereof ranking at least pari passu with all of its other present and future unsubordinated debt;

•	Negative pledge;

•	Limitations on transactions with affiliates;

•	Obligation to comply with the use of proceeds set forth in the agreements;

•	Limitations on restricted payments;

•	Limitations on hedging;

•	Limitations on dispositions;

•	Limitations on investments;

•	Limitations on merger, consolidation, liquidation or sale of substantially all assets; and

•	Compliance with law, sanctions, anticorruption and anti-money laundering laws.

Conditions. The obligation of the lenders to provide their respective portions of the financing is subject to a number of conditions as further set forth below.

•	Execution and delivery of the Bridge Loan and the EPP;

•	Delivery of a certificate from Suzano, as borrower, certifying that all conditions to closing under the Merger Agreement will be satisfied at the Closing Date;

•	Approval of the Merger by the shareholders of Suzano and Fibria, the consummation of the Merger in accordance with the Merger Agreement, no amendment or modification of the Protocol and Justification (as defined in the Voting Agreement) and no condition has been waived by Suzano in a manner that is materially adverse to the lenders;

•	Delivery of certain corporate documents relating to the borrowers and guarantors, certificates, opinions of counsel, financial statements and other customary closing documents;

•	The accuracy of certain specified representations and warranties as of the borrowing date; and

•	Nonexistence of certain specified events of default.

There can be no assurance that these conditions will be satisfied or that the financing will be funded when required.

The information set forth above regarding the Facilities is only a summary and is qualified in its entirety by reference to the final financing agreements, which, as of the date of this filing, have not been executed.

In addition to the Facilities, Suzano has issued debentures in the Brazilian market in connection with the Merger, on a firm underwriting basis, with the following characteristics:

•	Issue amount: R$ 4,681.1 million (four billion six hundred and eighty-one million and one hundred thousand reais);

•	Date of issuance: June 29, 2018;

•	Maturity: eight (8) years from the issuance date;

•	Payments: semiannual; and

•	Yield: 112.50% of CDI.

Brazilian Corporation Law Aspects Relating to the Merger

Each of Fibria and Suzano is a Brazilian company. Therefore Brazilian law and the rules of the CVM govern the shareholder approvals required to authorize the Merger, which shareholders are entitled to vote with respect to the Merger and how shareholder voting takes place. Brazilian law and the rules of the CVM also govern the duties and obligations of each of Fibria and Suzano and each of the Fibria Board of Directors and Suzano Board of Directors in connection with the Merger. The duties of a board of directors of a Brazilian company registered with the CVM, which includes both Fibria and Suzano, are:

(a)	a duty of care and diligence. A director shall make informed decisions (using information reasonably needed to make the decision), thorough decisions (analyzing different alternatives and possible consequences) and unbiased decisions (without resulting in direct or indirect personal benefit to the director), and generally perform their duties as would reasonably be performed by an active and honest person dealing with his/her own business;

(b)	a duty of compliance/best interests. A director shall perform his/her duties in the company’s best interests even if the scope of the company’s purpose differs from the interests of the shareholder that elected such director;

(c)	a duty of loyalty. A director shall serve the company with loyalty and treat company affairs with strict confidentiality. A director shall keep confidential any information not disclosed to the public, obtained as a result of the director’s position and that may influence the value of the company’s securities;

(d)	a duty to avoid conflicts of interest. A director shall not actively participate in any transaction where his/her interests conflict with those of the company and shall refrain from voting in any resolution taken by other directors related to such a matter. A director may enter into agreements with the company only on reasonable and equitable terms, equivalent to those prevailing in the market or that the company would enter into with third parties; and

(e)	a duty to inform. A director shall disclose to the market any material fact involving the company.
Under Brazilian law, an extraordinary general shareholders meeting must be held to consider and vote upon certain transactions such as the Merger. Although under the Brazilian Corporation Law, all shareholders may attend any shareholders’ meeting, only common shareholders generally have full voting rights, including in connection with resolutions to approve corporate restructuring transactions, such as the Merger.

The Fibria extraordinary general shareholders meeting will be held on    , 2018. The Suzano extraordinary general shareholders meeting will be held on    , 2018. If the Merger is approved by the Fibria shareholders and the Suzano shareholders, no further shareholder approvals are required under Brazilian law to complete the Merger. NEITHER SUZANO NOR FIBRIA IS ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND SUZANO OR FIBRIA A PROXY.

Under Brazilian law, in corporate reorganizations involving controlling and controlled companies, the constituent companies are required to provide disclosure to shareholders with respect to the calculation of the exchange ratio used to affect the reorganization, with reference to market prices (as if the controlled company had been sold). These disclosure requirements are designed to provide noncontrolling shareholders with a parameter against which to evaluate the proposed transaction and to decide whether to approve the proposed transaction. Brazilian law does not (1) establish any specific, minimum or maximum exchange ratio, (2) require that the board of directors of either of the constituent companies formally determine that the terms of the proposed transaction are “fair,” either procedurally or financially, to its noncontrolling shareholders, (3) require the establishment of any special independent committee or otherwise alter the corporate governance rules in connection with the proposed transaction or (4) impose any prohibition or limitation on the voting rights of the controlling shareholder.

Reasons for the Merger

We believe that the Merger will enable the creation of a solid company with top-notch, strategically located assets that is equipped to supply clients with its products on all continents in an efficient manner. The Merger will reduce operating costs and generate substantial synergies in our areas of forestry, logistics and overhead, which will increase our competitiveness both in Brazil and overseas. The Merger will also enhance our stability of supply, and customers will benefit from continuity in service, through a greater portfolio of resources in relation to forestry, manufacturing sites and logistical options. The combination of our operations and shipping volumes with those of Fibria will allow us to ship products globally more efficiently and become an even more reliable supplier. Finally, the Merger will result in substantial positive externalities in the form of environmental and social benefits, as a result of our activities and our commitment to meet, and exceed, environmental standards and reduce CO2 emission rates.

Suzano’s management analyzed the expected synergies from the Merger based on past comparable transactions, such as the merger of Aracruz Celulose S.A. and Votorantim Celulose e Papel, S.A. in Brazil, and data from market experts in the fields of logistics and forestry. Independent market analysts estimated that the Merger could generate a present value of approximately R$ 8 billion to R$ 10 billion related to forestry, logistics, procurement and administrative activities.

Despite the expected benefits of and reasons for the Merger, the following factors will affect the holders of Fibria Securities and Suzano Securities:

•	the aforementioned anticipated synergies resulting from the Merger may not materialize (see “Risk Factors”);

•	as a result of dilution attributable to the relative equity values of the companies involved in the Merger and the fact that a significant portion of the Merger Consideration is being paid in cash, holders of Fibria Shares and Fibria ADSs will have a lower ownership percentage in Suzano than they currently have in Fibria, as a result of the issuance of the new Suzano Shares and Suzano ADSs in the Merger (see “Risk Factors”);

•	the Suzano Securities that holders of Fibria Securities will receive in the Merger will represent an investment in a different business enterprise from that in which holders of Fibria Securities originally invested as a current holder of Fibria Securities;

•	while it is expected that the Suzano ADSs will be listed and traded as ADSs on the NYSE, there can be no assurance that such listing will occur in a timely fashion, if at all; and

•	Suzano will be more leveraged than Fibria is currently (see “Risk Factors”).

Transaction Structure and Merger Consideration

The following is a summary of the material terms of the Merger:

•	each common share of Fibria will be exchanged for 0.4611 common share, no par value, of Suzano, plus R$ 52.50 in cash (as adjusted prior to the Closing Date in accordance with fluctuations in CDI);

•	each Fibria ADS will be exchanged for 0.23055 Suzano ADSs (each Suzano ADS representing the right to receive two Suzano Shares and each Fibria ADS representing the right to receive one common share of Fibria), plus R$ 52.50 in cash (as adjusted prior to the Closing Date in accordance with fluctuations in CDI and any changes that may be made to the share-to-ADS ratio of our ADS program after the date of this prospectus);

•	holders of Fibria Shares and Fibria ADSs will receive cash in lieu of any entitlements to fractional Suzano Shares or fractional Suzano ADSs, as applicable, to which they would be entitled as a result of the Merger;

•	holders of Fibria Shares that do not vote in favor of, or vote against, the Merger Proposal will have withdrawal rights;

•	the Suzano common shares issued as part of the completion of the Merger will be registered under the Securities Act and Suzano will file Annual Reports on Form 20-F and make submissions on Form 6-K with the SEC;

•	the Suzano Shares, including those to be issued as part of the completion of the Merger, are listed on the B3;

•	Suzano will apply to have the Suzano ADSs issued as part of the completion of the Merger listed on the NYSE;

•	Fibria is expected to be deregistered under the Exchange Act and Fibria will no longer file Annual Reports on Form 20-F or make submissions on Form 6-K with the SEC;

•	the Fibria ADSs will be delisted from the NYSE, the Fibria Shares will be delisted from the B3 and Fibria will be deregistered from the CVM; and

•	any dividends to holders of Fibria Shares or Suzano Shares (including the common shares underlying the Fibria ADSs and the Suzano ADSs, respectively) with respect to fiscal years after the fiscal year ended December 31, 2018 will be paid in accordance with the bylaws (estatuto social) of Suzano and Brazilian law, as described in “Description of Suzano Shares and Suzano Bylaws—Dividends”.

The Merger Consideration was determined through a negotiation process, and includes both cash and a share component in order to offer holders of Fibria Shares the benefit of synergies. The portion of the Merger Consideration consisting of Suzano Shares was determined in consideration of Suzano’s indebtedness policy, which provides for a maximum leverage ratio.

Principal Transaction Documents

Merger Agreement

The Merger Agreement contains the terms and conditions by which Fibria will merge with, and become a wholly owned subsidiary of, Suzano. The Merger Agreement will be submitted to the approval of both the Fibria Board of Directors and the Suzano Board of Directors, pursuant to Brazilian law and the provisions of Fibria’s and Suzano’s bylaws, respectively, prior to the date of the Fibria and Suzano extraordinary general shareholders meetings, and each of the Fibria Board of Directors and the Suzano Board of Directors will approve the submission of the Merger Agreement to the approval of Fibria and Suzano shareholders, respectively. Thereafter, the Merger Agreement will be executed by Suzano, Holding and Fibria. For more information on the Merger Agreement, see “The Transaction Documents—Merger Agreement”.

Voting Agreement

The Suzano Controlling Shareholders and the Fibria Controlling Shareholders, along with Suzano, as intervening party, entered into the Voting Agreement on March 15, 2018. On March 27, 2018 and on March 29, 2018, Fibria and Holding, respectively, became party to the Voting Agreement, as required by the agreement. Pursuant to the Voting Agreement, the Fibria Controlling Shareholders and the Suzano Controlling Shareholders agreed on the terms and conditions of the Merger, to be set forth in the Merger Agreement, and agreed to exercise their voting rights with respect to the Fibria Shares and Suzano Shares, respectively, in favor of the combination of the operations and shareholder bases of Fibria and Suzano by means of the Merger. On March 27, 2018, the Fibria Board of Directors, including the independent members thereof, resolved to approve, without restrictions or reservations, the adhesion of Fibria to the Voting Agreement for the fulfillment of the obligations applicable to Fibria. For more information on the Voting Agreement, see “The Transaction Documents—Voting Agreement”.

BNDESPAR Shareholders Agreement

The Suzano Controlling Shareholders and BNDESPAR, with Suzano as intervening party, entered into the BNDESPAR Shareholders Agreement on March 15, 2018. Pursuant to the BNDESPAR Shareholders Agreement, the Suzano Controlling Shareholders and BNDESPAR agreed on certain rights and obligations of the parties with respect to their holdings of Suzano Shares and governance of Suzano, which will take effect upon the completion of the Merger. For more information on the BNDESPAR Shareholders Agreement, see “The Transaction Documents—BNDESPAR Shareholders Agreement”.

Distribution of the Merger Consideration and Receipt of the Suzano Shares, Suzano ADSs and Cash Consideration

As a result of the Merger, without any action by you, each common share of Fibria will become 0.4611 common share, no par value, of Suzano. Because the Suzano Shares and Fibria Shares are book-entry shares, an entry or entries will be made in the share registry of Suzano to evidence the Suzano Shares received by you in the Merger. Neither you nor any other person will receive certificates evidencing Suzano Shares.

We will deliver Suzano Shares, Suzano ADSs and the cash consideration in connection with the Merger as promptly as practicable on or after the Closing Date. Prior to the Closing Date, the Fibria Shares and the Suzano Shares are expected to continue to trade on the B3, and the Fibria ADSs are expected to continue to trade on the NYSE, under their existing ticker symbols.

If holders of Fibria Shares (including the Fibria Shares underlying the Fibria ADSs) are entitled to fractional Suzano Shares, the fractional interests in the Suzano Shares will be sold and the cash distributed to holders. If holders of Fibria ADSs are entitled to fractional Suzano ADSs, the fractional interests in the Suzano ADSs will be sold and the cash distributed to holders.

Receipt of Suzano ADSs

As a holder of Fibria ADSs, for each Fibria ADS that you hold, you will receive 0.23055 Suzano ADSs (representing 0.4611 Suzano Shares), adjusted prior to the Closing Date in accordance with any changes that may be made to the share-to-ADS ratio of our ADS program after the date of this prospectus. On the Closing Date, Suzano will deposit with the custodian in Brazil for the Fibria Depositary Suzano Shares issuable in respect of the Fibria Shares then held in the Fibria ADS program. The Fibria Depositary will then deposit those Suzano Shares into the Suzano ADS program by depositing the Suzano Shares with the Suzano custodian in Brazil, and the Suzano Depositary will issue and deliver new Suzano ADSs representing those Suzano Shares, in accordance with the Suzano Deposit Agreement to the Fibria Depositary. Upon receipt of such Suzano ADSs, the Fibria Depositary will deliver such Suzano ADSs to holders of Fibria ADSs in exchange for their Fibria ADSs, subject to the procedures set forth below and in the Fibria Deposit Agreement. Upon receipt of your Suzano ADSs, if you so desire, you will be able to withdraw in Brazil the Suzano Shares underlying your new Suzano ADSs in the same manner as current Suzano ADS holders are able to do so.

If you are a holder of Fibria ADSs and you hold Fibria ADSs through a broker or other securities intermediary, no further action by you is required in order to receive your Merger Consideration. The whole Suzano ADSs and cash consideration that you are entitled to receive as a result of the Merger will automatically be credited to your account as promptly as practicable on or after the Closing Date.

If you are a holder of Fibria ADSs and you hold as a registered holder of uncertificated Fibria ADSs, no further action by you is required in connection with the Merger. The whole Suzano ADSs to which you are entitled will be registered in your name and you will receive a confirmation of that registration. You will also receive a check for the cash consideration and your share of the net proceeds of a sale of your entitlement to any fraction of a Suzano ADS.

If you are a holder of Fibria ADSs and you are a registered holder of certificated Fibria ADSs, to receive your Suzano ADSs, you must surrender your Fibria ADSs to the Fibria Depositary, complete the Letter of Transmittal, sent to you by the Fibria Depositary, and comply with the procedures described in the Letter of Transmittal, in order to exchange your Fibria ADSs for Suzano ADSs. The whole Suzano ADSs to which you are entitled will be registered in your name on an uncertificated basis and you will receive a confirmation of that registration. You will also receive a check for the cash consideration and your share of the net proceeds of a sale of your entitlement to any fraction of a Suzano ADS.

If you hold Fibria ADSs and the product of the applicable exchange ratio and the number of Fibria ADSs you hold is not a whole number, the number of Suzano ADSs you will receive in the Merger will be rounded down to the largest whole number. The Fibria Depositary will attempt to sell on the open market the entitlement to fractional Suzano ADSs to which you would otherwise be entitled. You will receive cash instead of any entitlement to fractional Suzano ADSs you are entitled to receive based on any net proceeds (after deducting applicable fees, taxes and expenses, including sales commissions) from any sale on the NYSE of the aggregate number of fractional entitlements to Suzano ADSs. Payments for fractional Suzano ADS entitlements will be available to registered holders approximately two business days after the Fibria Depositary completes sales of the aggregated fractional Suzano ADSs on the NYSE.

You do not have to pay in cash any fees or commissions to Suzano, Fibria, or to the Fibria Depositary, for the sale of your fractional entitlements to Suzano Shares or Suzano ADSs, since the applicable fees and expenses will be deducted from any amounts you receive. If you hold Fibria ADSs, you will have to pay fees for the cancellation of your Fibria ADSs that you surrender in connection with the Merger, in the amount of US$ 0.05 per Fibria ADS cancelled (which will be deducted from the cash portion of the ADS Merger Consideration). However, you will not have to pay any ADS issuance fees for the Suzano ADSs issued to you in exchange for your Fibria ADSs, as set forth in the Suzano Deposit Agreement.

You will not have to pay any brokerage commission if your Fibria Shares or Fibria ADSs are registered in your name. However, if your securities are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Merger. The sale of fractional entitlements to Suzano Shares and Suzano ADSs will be subject to brokerage commissions to be deducted from the sale proceeds.

Listing of Suzano’s ADSs

Following the approval by the Fibria shareholders and the Suzano shareholders of the Merger and the Merger Agreement, we will apply to list on the NYSE the Suzano ADSs to be issued in connection with the Merger, effective as of the Closing Date. There can be no assurance that the NYSE will accept the listing of the Suzano ADSs, however.

Delisting and Deregistration of Fibria Shares and ADSs

After the Merger is completed, the Fibria Shares will be delisted from the B3, the Fibria ADSs will be delisted from the NYSE, Fibria will be deregistered under the Exchange Act and Fibria will be registered from the CVM.

Withdrawal Rights in the Merger

Holders of Fibria Shares who vote to approve the Merger Proposal will not have withdrawal rights under the Brazilian Corporation Law. Holders of Fibria Shares who vote against the approval of the Merger Proposal, or who do not vote on the approval of the Merger, will have withdrawal rights under the Brazilian Corporation Law. Holders of Fibria ADSs will not be able to exercise withdrawal rights, even if they give instructions to the Fibria Depositary (as defined herein) to vote against the Merger Proposal. Holders of Fibria ADSs who wish to assert withdrawal rights will need to become shareholders of Fibria in Brazil, in accordance with the procedures for withdrawing Fibria Shares under the Fibria Deposit Agreement, prior to            , 2018 and take all requisite actions to assert withdrawal rights as Fibria shareholders in Brazil within the time period set forth above. Other than the withdrawal rights described herein, and subject to the conditions described herein, holders of Fibria Securities do not have appraisal or dissenters’ rights under Brazilian law.

Withdrawal rights must be exercised within 30 days of the publication by Fibria of the minutes of Fibria’s extraordinary general shareholders meeting at which the Merger Proposal is approved. If any holders of Fibria Shares exercise this right, they will receive from Fibria a cash amount for their Fibria Shares equal to R$ 26.36 per share, calculated in accordance with the Brazilian Corporation Law, based on the book value per share of Fibria’s shareholders’ equity as set forth in Fibria’s balance sheet as of December 31, 2017, without prejudice to the right of such holders to request the preparation of a special balance sheet. Holders of Fibria Shares that exercise their withdrawal rights will receive the cash amount on the Closing Date.

Under the Brazilian Corporation Law, if the Fibria Board of Directors believes that the total value of the withdrawal rights exercised by the holders of Fibria Shares may place at risk the financial stability of Fibria, the Fibria Board of Directors may reconsider the Merger within ten days after the end of the withdrawal rights exercise period. If the Fibria Board of Directors elects to reconsider the Merger, the Merger will not be consummated and the payment relating to the exercise of withdrawal rights will not become due. Payment relating to the exercise of the withdrawal rights will not be due if the Merger is not completed.

Certain Information on the Ownership and Management of Suzano and Fibria Following the Merger

Ownership of Suzano Following the Merger

Ownership of Suzano Prior to and After the Merger

The following table summarizes the shareholder participation in Suzano prior to the Merger and once the Merger is complete:

Shareholders	Prior to the Merger Common Shares	% of Total	New Shares	Total Shares once the Merger is Complete	% of Total	% Ex- Treasury Shares
Suzano Holding S.A(1)	367,612,234	33.2%	—	367,612,234	27.0%	27.3%
David Feffer	52,741,764	4.8%	—	52,741,764	3.9%	3.9%
Daniel Feffer	48,077,095	4.3%	—	48,077,095	3.5%	3.6%
Jorge Feffer	46,423,360	4.2%	—	46,423,360	3.4%	3.4%
Ruben Feffer	46,856,578	4.2%	—	46,856,578	3.4%	3.5%
Related Parties (2)	56,470,348	5.1%	—	56,470,348	4.1%	4.2%
Management	5,148,780	0.5%	26,473	5,175,253	0.4%	0.4%

	623,330,159	56.4%		623,356,632	45.8%	46.2%

BNDES Participações S.A.	75,909,985	6.9%	74,275,224	150,185,209	11.0%	11.1%
Votorantim S.A.	—	n.a.	75,147,466	75,147,466	5.5%	5.6%
Mondrian Investment Partners Limited	72,878,900	6.6%		72,878,900	5.4%	5.4%
Other Shareholders	321,665,097	29.1%	105,631,851	427,296,948	31.4%	31.7%
Treasury Shares	12,042,004	1.1%	—	12,042,004	0.9%	n.a
Total Common Shares	1,105,826,145	100.0%	255,081,014	1,360,907,159	100.0%	100.0%
Ex-Treasury Shares	—	—	1,348,865,155	—	—	—

(1)	The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)	Includes other relatives of the Feffer family.

The Suzano Shares issued pursuant to the Merger shall have the same voting rights and rights to dividends as those Suzano Shares currently in circulation.

Ownership of Fibria Following the Merger

Ownership of Fibria Prior to the Merger

Prior to the completion of the Merger, we are not aware of any holder of more than five percent of any class of Fibria Shares as of April 30, 2018, except as described below:

Shareholder	Number of Common Shares	Total Capital (%)
Votorantim	162,974,335	29.42%
BNDESPAR	161,082,681	29.08%
Fibria Board of Directors, Executive Officers and Fiscal Council	57,413	0.01%
Treasury Shares	733,574	0.13%
Public (Free Float)	299,086,643	41.36%
Total	553,934,646	100%

Merger Exchange Ratios and Exchange of Shares Pursuant to the Merger

Pursuant to the terms of the Merger, the Merger exchange ratios are as follows:

•	Share exchange ratio: a holder of Fibria Shares will receive 0.4611 Suzano Shares for each Fibria Share.

•	ADS exchange ratio: a holder of Fibria ADSs will receive 0.23055 Suzano ADSs (representing 0.4611 Suzano Shares) for each Fibria ADS.

Ownership of Fibria After the Merger

After the Merger, Suzano will hold 100.0% of the Fibria Shares and Fibria will become a wholly owned subsidiary of Suzano. Suzano intends to merge Fibria into Suzano as soon as practicable following the completion of the Merger, subject to receipt of the requisite regulatory and other approvals and completion of required procedures customary for such a transaction, after which Fibria would cease to exist and all of Fibria’s rights and obligations would be succeeded to by Suzano, pursuant to Brazilian law.

Management of Suzano Following the Merger

Immediately following the Merger, the composition of the board of directors and the executive officers of Suzano will remain the same as the ones currently in place.

However, within 90 days following the completion of the Merger, the Suzano Controlling Shareholders are required to cause an extraordinary general shareholders meeting of Suzano to be called to decide on the appointment of the BNDESPAR member of the board of directors. Under the BNDESPAR Shareholders Agreement, the Suzano Controlling Shareholders have agreed to vote in favor of the candidate proposed by BNDESPAR, subject to meeting the independence qualifications set forth therein, up until (and including) the annual shareholders meeting in 2020, when the candidate proposed by BNDESPAR for election to the Suzano Board of Directors will be one of the candidates proposed by the management of Suzano. See “Suzano—Management and Compensation” and “The Transaction Documents—BNDESPAR Shareholders Agreement”.

Management of Fibria Following the Merger

Currently no decisions have been made to implement any changes to the management of Fibria following the completion of the Merger.

Accounting Treatment of the Merger

Under IFRS as issued by the IASB, the acquisition of the Fibria Shares will be accounted for through the application of the acquisition method of accounting for business combinations. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, liabilities and any noncontrolling interest based on their estimated fair values as of the acquisition date.

Shareholder Approvals Required for the Merger

Approval by the holders of Fibria Shares

The Merger requires the approval of Fibria’s shareholders. The Fibria extraordinary general shareholders meeting is scheduled for        , 2018. In order to approve the Merger, at least 50% of Fibria’s issued and outstanding voting capital must vote in favor of the Merger Proposal. See “The Fibria Extraordinary General Shareholders Meeting”.

Approval by the holders of Suzano Shares

The Merger also requires the approval of Suzano’s shareholders. The Suzano extraordinary general shareholders meeting is scheduled to be held at on            , 2018, at    ,            time, at Suzano’s head office in Salvador, State of Bahia, Brazil. At the Suzano extraordinary general shareholders meeting, our shareholders will be asked to consider and vote upon the following proposals:

•	the approval of the capital increase of Holding, in an amount equal to the redemption amount of the Holding Redeemable Preferred Shares, which will be the total amount of the cash consideration;

•	the approval of the Merger Agreement;

•	the approval of the valuation report of Holding;

•	the approval of the merger of Holding into Suzano, as contemplated by the Merger Agreement;

•	the authorization for the subscription, by Holding’s executive officers on behalf of Holding’s shareholders, of new shares to be issued by Suzano; and

•	the amendment to Suzano’s bylaws to reflect the increase of the share capital corresponding to the issuance of the new shares.

We must receive the approval of at least a majority of the votes cast at our extraordinary general shareholders meeting, where at least two-thirds (2/3) of the issued share capital of Suzano is present or represented at the meeting, in order to complete the Merger. The Suzano Controlling Shareholders, which hold approximately 50.8% of the issued and outstanding Suzano Shares as of the date hereof, have entered into the Voting Agreement, pursuant to which they have agreed to vote in favor of the Merger at the Suzano shareholders meeting at which the Merger is presented for the approval of shareholders. Assuming quorum requirements are met and the meeting is validly held in accordance with Brazilian law, upon the exercise by the Suzano Controlling Shareholders of their voting rights in compliance with the terms of the Voting Agreement, we expect that the shareholders of Suzano will vote to approve the Merger. See “The Fibria Extraordinary General Shareholders Meeting—Required Vote”.

Regulatory Approvals Required for the Merger

Pursuant to the Voting Agreement, Suzano is required to submit the Merger for the review of CADE, ANEEL and ANTAQ within 45 days of March 15, 2018, which is the date of execution of the Voting Agreement, subject to any additional 60-day cure period. Even though it is mentioned in the Voting Agreement, the parties have jointly determined that the prior approval from ANEEL is not required. As of the date of this prospectus, Suzano has already submitted the Merger for review by CADE and ANTAQ. If CADE does not approve the Merger, the Merger will not be completed. If CADE imposes remedies as a condition to its approval of the Merger, or if ANTAQ does not approve the Merger, it is possible that the Merger may not be completed.

Suzano is also required to submit the Merger for consideration to the Antitrust Government Authorities of various countries in which Suzano and Fibria operate, within 60 days of the date of execution of the Voting Agreement, subject to an additional 60-day cure period. These authorities are the FTC and/or the DOJ, as applicable, in the United States of America, the European Commission in the European Union and MOFCOM in the People’s Republic of China. The implications of the restrictions required by these Antitrust Government Authorities or negotiated by Suzano with these Antitrust Government Authorities will depend on the aggregate size of the assets to be divested. More information can be found in “Regulatory Matters”.

Under Brazilian law, there are no further conditions for the completion of the Merger other than approval by holders of Fibria Shares and Suzano Shares, which will be solicited at Fibria’s and Suzano’s respective extraordinary general shareholders meetings. While the approval by the NYSE of the listing of the Suzano ADSs to be delivered in connection with the Merger, for which we will apply, must be obtained for the Suzano ADSs to be traded by their holders on the NYSE, this approval is not a condition to the completion of the Merger.

Voting by Directors and Executive Officers

As of the date hereof, the Fibria directors and executive officers have the right to vote approximately 57,413 Fibria Shares, representing 0.01% of the Fibria shares then outstanding and entitled to vote. None of the directors or executive officers of Fibria has entered into any agreements obligating them to vote in favor of the Merger Proposal.

Restrictions on Resales of Suzano Shares Received in the Merger

Suzano Shares received by holders of Fibria Shares in connection with the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for Suzano Shares issued to any holder of Fibria Shares who may be deemed to be an “affiliate” of Suzano for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Suzano and may include Suzano’s executive officers, directors and significant shareholders. This prospectus does not cover any resales of Suzano Shares received by any person upon completion of the Merger, and no person is authorized to make use of this prospectus in connection with any such resale.

Dividend Information

The following table shows the amount of dividends and interest on own capital declared by each of Suzano and Fibria on common shares and preferred shares for the years 2013 to 2017. Interest on own capital is a form of distribution on shares that is deductible for Brazilian taxpayers and included in the calculation of minimum mandatory dividends. The dividend amounts set forth below for each year were paid in the immediately following year. The table sets forth amounts in reais per common shares and preferred shares, and amounts in U.S. dollars per ADSs translated from reais into U.S. dollars at the prevailing rate on each of the respective dates of those payments.

		Suzano			Fibria
	Common Shares	Preferred Shares “A” (1)	Preferred Shares “B” (1)	ADSs	Common Shares	Preferred Shares	ADSs
	in reais
2017	0.37522	—	—	0.75044	0.46593	—	0.46593
2016	0.31837	0.35021	0.35021	0.70042	0.71033	—	0.71033
2015	0.36137	0.39750	0.68760	0.79500	4.15470	—	4.15470
2014	0.12922	0.14214	0.34409	0.28428	0.26699	—	0.26699
2013	0.10545	0.11600	0.34523	0.23200	—	—	—

(1)	Suzano’s preferred shares were converted into common shares on November 9, 2017.

Past Contracts, Transactions, Negotiations and Agreements

There have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between Suzano or its affiliates and Fibria or its affiliates, other than those described in “The Transaction Documents” and “The Merger”.

Expenses

The following is an itemized statement of the expenses incurred or estimated to be incurred by Suzano in connection with the Merger:

Type of Fee	Amounts in US$ thousand
Legal fees	14,518.3
Accounting fees and fees for presentations and valuation reports	10,381.7
Printing costs	20.0
ADS depositary fees and expenses	382.1
Other	2,060.9
Total	27,363.0

THE TRANSACTION DOCUMENTS

This section describes the material terms of the Transaction Documents, which are the Voting Agreement, the BNDESPAR Shareholders Agreement, and the Merger Agreement. The rights and obligations of the parties to the Transaction Documents are governed by the express terms and conditions of the Transaction Documents and not by this summary or any other information contained in this prospectus. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a form of which is attached as Exhibit C to the Voting Agreement, and the complete text of the Voting Agreement and the BNDESPAR Shareholders Agreement, copies of which are filed as Exhibit          and Exhibit          to the registration statement of which this prospectus is a part, each of which is incorporated by reference into this prospectus and the exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and may not contain all of the information about the Transaction Documents that is important to you. Suzano and Fibria encourage you to read the Transaction Documents carefully and in their entirety.

Voting Agreement

Overview

The Voting Agreement (Compromisso de Voto e Assuncao de Obrigacoes) was entered into by each of Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer (collectively, the “Suzano Controlling Shareholders”) and the Fibria Controlling Shareholders, which are Votorantim and BNDESPAR, along with Suzano, as intervening party, on March 15, 2018 (the “Voting Agreement”). On March 27, 2018, the Fibria Board of Directors, including the independent members thereof, resolved to approve, without restrictions or reservations, the adhesion of Fibria to the Voting Agreement for the fulfillment of the obligations applicable to Fibria, and on March 29, 2018, Holding became party to the Voting Agreement, in each case as required by the agreement. Pursuant to the Voting Agreement, the Fibria Controlling Shareholders and the Suzano Controlling Shareholders agreed on the terms and conditions of the Merger, to be set forth in the Merger Agreement, and agreed to exercise their voting rights with respect to the Fibria Shares and Suzano Shares, respectively, in favor of the combination of the operations and shareholder bases of Fibria and Suzano by means of the Merger.

Fibria Shares Subject to the Voting Agreement

The Fibria Shares that are subject to the Voting Agreement are the Fibria Shares held by the Fibria Controlling Shareholders as of March 15, 2018 and any additional Fibria Shares that may be acquired or otherwise held by them in the future during the term of the Voting Agreement, except for any Fibria Shares that are held by BNDESPAR and that are not subject to the Fibria Shareholders Agreement. As of the date hereof, the Fibria Controlling Shareholders own 58.5% of Fibria’s share capital. Therefore, as of the date hereof, 58.5% of the outstanding Fibria Shares are subject to the Voting Agreement, including the obligation of the Fibria Controlling Shareholders to vote such Fibria Shares in favor of the Merger at the Fibria extraordinary general shareholders meeting. Assuming quorum requirements under Brazilian law for the commencement of the meeting are met, such shareholding percentage is sufficient to approve the Merger at the meeting.

Obligations of the Fibria Controlling Shareholders under the Voting Agreement

Subject to the terms and conditions set forth in the Voting Agreement, the Fibria Controlling Shareholders have agreed to undertake all acts necessary for the approval and completion of the Merger, including, without limitation, (i) instructing the members of the Fibria Board of Directors appointed by them to take all measures necessary to complete the Merger, including voting to approve the Merger Agreement and calling and attending, and voting in favor of any other resolution presented at, any meeting of the Fibria Board of Directors provided for in the Merger Agreement, and (ii) calling and attending, and voting in favor of the approval of the corporate resolutions presented at, the Fibria shareholders meetings provided for in the Merger Agreement and any prior meetings necessary to approve the Merger Agreement and the Merger.

Suzano Shares Subject to the Voting Agreement; Obligations of the Suzano Controlling Shareholders under the Voting Agreement

The Suzano Shares that are subject to the Voting Agreement are the Suzano Shares held by the Suzano Controlling Shareholders as of March 15, 2018 and any additional Suzano Shares that may be acquired or otherwise held by them in the future during the term of the Voting Agreement. As of the date hereof, the Suzano Controlling Shareholders own 50.8% of Suzano’s share capital, which percentage, assuming quorum requirements under Brazilian law for the commencement of the meeting are met, is sufficient to approve the Merger at the Suzano extraordinary general shareholders meeting.

Subject to the terms and conditions set forth in the Voting Agreement, the Suzano Controlling Shareholders have agreed to undertake all acts necessary for the approval and completion of the Merger, including, without limitation, (i) instructing the members of the Suzano Board of Directors appointed by them to take all measures necessary to complete the Merger, including voting to approve the Merger Agreement and calling and attending, and voting in favor of any other resolution presented at, any meeting of the Suzano Board of Directors provided for in the Merger Agreement, and (ii) calling and attending, and voting in favor of the approval of the corporate resolutions presented at, the Suzano shareholders meetings provided for in the Merger Agreement and any prior meetings necessary to approve the Merger Agreement and the Merger.

Conditions Precedent to the Performance of the Obligations of the Fibria Controlling Shareholders and the Suzano Controlling Shareholders

The foregoing obligations are subject to the satisfaction of the following conditions.

Conditions applicable to both the Fibria Controlling Shareholders and the Suzano Controlling Shareholders

The performance of the obligations of both the Fibria Controlling Shareholders and the Suzano Controlling Shareholders is subject to the absence of any law enacted, or any judicial or regulatory order issued, by a competent governmental authority (including the Brazilian Federal Court of Accounts) or judicial authority or arbitral tribunal that impedes the carrying out of any of the obligations under the Voting Agreement.

Conditions applicable to the Fibria Controlling Shareholders

The performance of the obligations of the Fibria Controlling Shareholders is subject to satisfaction of, or waiver by the Fibria Controlling Shareholders of, the following conditions:

•	the representations and warranties of the Suzano Controlling Shareholders in the Voting Agreement and the representations and warranties of Suzano in the Merger Agreement must be true, correct, accurate and complete as of March 15, 2018 and as of the date of the applicable obligation to be performed by the Fibria Controlling Shareholders;

•	the Suzano Controlling Shareholders must have complied with their obligations under the Voting Agreement; and

•	Suzano must have complied with its material obligations under the Voting Agreement and/or the Merger Agreement.

Conditions applicable to the Suzano Controlling Shareholders

The performance of the obligations of the Suzano Controlling Shareholders is subject to satisfaction of, or waiver by the Suzano Controlling Shareholders of, the following conditions:

•	absence of a Material Adverse Effect;

•	the representations and warranties of the Fibria Controlling Shareholders in the Voting Agreement and the representations and warranties of Fibria in the Merger Agreement must be true, correct, accurate and complete as of March 15, 2018 and as of the date of the applicable obligation to be performed by the Suzano Controlling Shareholders;

•	the Fibria Controlling Shareholders must have complied with their obligations under the Voting Agreement; and

•	Fibria must have complied with its material obligations under the Voting Agreement and/or the Merger Agreement.

Approval and Signing of the Merger Agreement

Pursuant to the terms of the Voting Agreement, upon the satisfaction of the foregoing conditions precedent, as promptly as possible, but in any case within 60 days of March 15, 2018, the Suzano Controlling Shareholders must notify the Fibria Controlling Shareholders in writing that they have completed preparation of those materials necessary for the completion of the Merger Agreement. Pursuant to the terms of the Voting Agreement, within 10 days from the receipt of said notification, the Merger Agreement is required to be approved, in accordance with Brazilian law, by the Fibria Board of Directors and the Suzano Board of Directors and required to be executed by the executive officers of both companies. The Merger Agreement will be submitted to the approval by both Fibria Board of Directors and the Suzano Board of Directors, and the Merger Agreement will be executed by Fibria, Holding and Suzano prior to the date of the Fibria and Suzano extraordinary general shareholders meetings.

Approval of the Merger by Fibria Shareholders and Suzano Shareholders

Once the Merger Agreement is executed, the parties are then required to take all necessary steps to convene, carry out and approve the Merger Agreement and the Merger at the Fibria extraordinary general shareholders meeting and the Suzano extraordinary general shareholders meeting.

In addition to the conditions precedent described above, the obligation to call the respective meetings is subject to the declaration by the SEC that the registration statement of which this prospectus forms a part is effective. Once obtained, Suzano is required to notify the Fibria Controlling Shareholders and Fibria of the declaration of effectiveness, which notice will also contain the proposed date and time for Fibria’s and Suzano’s respective extraordinary general shareholders meetings. For Fibria, the extraordinary general shareholders meeting is required to be held at least 20 U.S. business days and no more than 45 days following the date of the notice. For Suzano, the extraordinary general shareholders meeting is required to be held no more than 45 days following the date of the notice.

Once approved by the Fibria shareholders and the Suzano shareholders, the completion of the Merger will be subject to the satisfaction of the conditions precedent set forth in the Merger Agreement. For more information, see “The Transaction Documents—Merger Agreement—Conditions Precedent to the Completion of the Merger”.

Filing with the Antitrust and Regulatory Authorities

Pursuant to the Voting Agreement, Suzano is required to submit the Merger for the review of CADE, ANEEL and ANTAQ within 45 days of March 15, 2018, which is the date of execution of the Voting Agreement, subject to any additional 60-day cure period. Even though it is mentioned in the Voting Agreement, the parties have jointly determined that the prior approval from ANEEL is not required. As of the date of this prospectus, Suzano has submitted the Merger for review by CADE and ANTAQ. If CADE does not approve the Merger, the Merger will not be completed. If CADE imposes remedies as a condition to its approval of the Merger, or if ANTAQ does not approve the Merger, it is possible that the Merger may not be completed.

Regulatory Restrictions on the Merger

In the event one or more Antitrust Government Authorities imposes requirements or restrictions as a condition to approval of the Merger, the Voting Agreement provides for agreed parameters for any required asset divestiture. Those are:

•	if the required divestiture is in respect of assets with a capacity of up to and including 1.1 million tons of Fibria’s total installed pulp production capacity, Suzano will be required to comply with the condition or offer to divest assets with such capacity as required to achieve the required regulatory approvals; and

•

if the required divestiture is in respect of assets with a capacity of greater than 1.1 million tons of Fibria’s total installed pulp production capacity, Suzano will not be required to offer to divest assets with such capacity and to complete the Merger. However, in the event that Suzano decides (a) to not make an offer to comply with the restrictions, (b) to make an offer to comply with the restrictions that is not accepted by the relevant Antitrust Government Authorities, or (c) to not comply with measures unilaterally imposed by the Antitrust Government Authorities, thus preventing the completion of the Merger, then Suzano will be required to pay the Termination Fee to Fibria. For more information, see “—Effectiveness and Termination”, above.

Cooperation and Conduct of Business Prior to the Completion of the Merger

The Voting Agreement contains certain agreements by the Fibria Controlling Shareholders and the Suzano Controlling Shareholders to cooperate in carrying out those actions necessary to approve the Merger and the Merger Agreement as promptly as possible, including cooperation in providing certain information and access as well as cooperation with respect to the required regulatory approvals and the financing obtained by Suzano for the Merger.

In addition, until the completion of the Merger, the Fibria Controlling Shareholders and the Suzano Controlling Shareholders have agreed to perform all necessary acts, as applicable, so as not to materially affect the businesses and/or transactions of Fibria and Suzano, respectively, and to maintain the companies’ businesses in the ordinary course. The Fibria Controlling Shareholders and the Suzano Controlling Shareholders have further agreed that, until the completion of the Merger, they will not amend their respective bylaws (estatutos sociais) (unless required by applicable law) or approve any corporate reorganizations involving Fibria or Suzano (other than corporate reorganizations exclusively between subsidiaries and/or between such subsidiaries and Fibria or Suzano, the economic result of which is higher, in aggregate value, than R$ 15.0 million).

Lock-up

The Fibria Controlling Shareholders and the Suzano Controlling Shareholders have agreed to a lock-up period (the “Lock-up”) corresponding to the term of the Voting Agreement, during which they are prevented from selling or otherwise transferring or creating liens or other encumbrances on the Fibria Shares or Suzano Shares (or any rights related thereto), respectively, held by them and subject to the Voting Agreement. The Lock-up does not apply to share transfers made to affiliates of the Fibria Controlling Shareholders or the Suzano Controlling Shareholders, so long as such affiliate becomes a party to the Voting Agreement and the assigning party remains jointly and severally liable with such affiliate for its obligations under the Voting Agreement. For purposes of the Lock-up, “affiliate” means (i) any person who, directly or indirectly, controls said person, is controlled by said person or is under common control with said person, or, with respect to individuals only, (ii) their spouse, ascendants, descendants, secondary relatives to the second degree, heirs, surviving spouses and successors in any capacity, and the legal entities controlled by such individual. Additionally, with respect to Suzano Holding S.A., “affiliate” means the Suzano Controlling Shareholders and the other shareholders of Suzano Holding S.A. as of March 15, 2018, and their respective heirs and successors.

Exclusivity

The parties have agreed to certain provisions regarding exclusivity during the term of the Voting Agreement, pursuant to which the Fibria Controlling Shareholders agreed to not contact, negotiate with or agree with third parties for the purposes of effecting any transaction similar to the Merger, or any transaction that could affect or impede the Merger. The Fibria Controlling Shareholders have also agreed to notify the Suzano Controlling Shareholders of any such contacts, negotiations or proposals. The Voting Agreement provides for the payment of monetary damages, in addition to specific performance as applicable, for the breach by the Fibria Controlling Shareholders of the exclusivity provisions.

Indemnification

The Fibria Controlling Shareholders have agreed to indemnify the Suzano Controlling Shareholders, Suzano and their respective affiliates for losses incurred as a result of misrepresentations or breach under the Voting Agreement by the Fibria Controlling Shareholders.

The Suzano Controlling Shareholders have agreed to indemnify the Fibria Controlling Shareholders, Fibria and their respective affiliates for losses incurred as a result of misrepresentation or breach under the Voting Agreement by the Suzano Controlling Shareholders.

Effectiveness and Termination; Termination Fee

The Voting Agreement came into effect on March 15, 2018 and will remain in effect until the earlier of (i) the completion of the Merger, or (ii) the date that is 18 months from March 15, 2018.

In the event that the Voting Agreement is terminated due to the failure to complete the Merger on or prior to the date that is 18 months from March 15, 2018 (subject to a cure period and additional term, if applicable, of an additional 120 days), Suzano has agreed to pay to Fibria the Termination Fee, which is in the amount of R$ 750.0 million (equivalent to US$ 192.0 million as of July 4, 2018), within 15 days of (i) the date of said termination of the Voting Agreement or (ii) the date of receipt of the notice of termination of the Merger in the event of an early termination.

The Termination Fee will not be payable if the Voting Agreement is terminated as a result of:

•	an order or decision issued by any competent Brazilian federal governmental authority (except for CADE, ANTAQ or ANEEL (although the parties have jointed decided that approval from ANEEL is not required)), or any competent Brazilian federal judicial authority, that prevents the completion of the Merger for the duration of the 18-month period (counted from March 15, 2018), plus an additional 120-day period;

•	upon notice by the Suzano Controlling Shareholders thereof, a material misrepresentation, or material breach of the obligations undertaken by the Fibria Controlling Shareholders and/or Fibria in the Voting Agreement or the Merger Agreement, as the case may be, after the expiration of a cure period of 60 days, if applicable; or

•	the occurrence of a Material Adverse Effect.

Governing Law

The Voting Agreement is governed by and construed in accordance with the laws of the Federative Republic of Brazil.

BNDESPAR Shareholders Agreement

Overview

The Voting Agreement and Other Covenants (Acordo de Voto e Outras Avenças) (the “BNDESPAR Shareholders Agreement”) was entered into by the Suzano Controlling Shareholders and BNDESPAR, with Suzano as intervening party, on March 15, 2018. Pursuant to the BNDESPAR Shareholders Agreement, the Suzano Controlling Shareholders and BNDESPAR agreed on certain rights and obligations of the parties with respect to their holdings of Suzano Shares and the governance of Suzano, which will take effect upon the completion of the Merger.

Policy for Appointing Independent Members of the Suzano Board of Directors

Under the BNDESPAR Shareholders Agreement, the Suzano Controlling Shareholders and BNDESPAR have agreed to implement a new policy for the nomination of independent members of the Suzano Board of Directors. According to the policy, the Suzano Board of Directors must have at least two members (or 20% of its members, whichever is greater) that are independent members, as defined in the listing rules applicable to the Novo Mercado listing segment (“Novo Mercado Listing Rules”) and Instruction No. 461/07 of the CVM. The policy sets forth additional circumstances under which the independence of such member may be compromised. In addition, the policy requires the formation of an “eligibility committee”, which also must be majority-independent, which will evaluate and certify candidates to be nominated as independent members of the Suzano Board of Directors.

Any amendment to, or revocation of, the independent director policy requires the approval of at least 60% of the members of the Suzano Board of Directors, with at least one of the affirmative votes being cast by an independent member of the Suzano Board of Directors. The Suzano Controlling Shareholders have agreed to instruct the members of the Suzano Board of Directors appointed by them not to approve any change to this threshold until BNDESPAR holds Suzano Shares representing 5% or less of Suzano’s outstanding capital stock.

Subject to the completion of the Merger and to compliance with the provisions of the Brazilian Corporation Law, applicable regulations and Suzano’s bylaws, the Suzano Controlling Shareholders have agreed to instruct the members of the Suzano Board of Directors appointed by them that are not deemed independent members of the Suzano Board of Directors, pursuant to the Novo Mercado Listing Rules, to take such measures in order for the new policy to be approved by the Suzano Board of Directors within 90 days following the completion of the Merger, as well to be adopted by Suzano’s Shareholders at the first annual shareholders’ meeting at which members of the Suzano Board of Directors are elected following completion of the Merger.

BNDESPAR Right to Nominate Members of the Suzano Board of Directors

Subject to the completion of the Merger and for so long as BNDESPAR holds Suzano Shares representing at least 10% of Suzano’s capital stock, BNDESPAR will have the right to appoint one member of the Suzano Board of Directors, provided that any such proposed member must qualify as independent under the independent director policy to be adopted by Suzano following completion of the Merger. As of the date hereof, BNDESPAR is expected to hold Suzano Shares representing approximately 11.1% of Suzano’s capital stock following completion of the Merger. See “—Policy for Appointing Independent Members of the Suzano Board of Directors”. Such member may only be removed, directly or indirectly, by BNDESPAR. Within 90 days following the completion of the Merger, the Suzano Controlling Shareholders shall cause an extraordinary general shareholders meeting of Suzano to be called to decide on the appointment of the BNDESPAR member to the Suzano Board of Directors. Under the BNDESPAR Shareholders Agreement, the Suzano Controlling Shareholders have agreed to vote in favor of the candidate proposed by BNDESPAR, subject to meeting the independence qualifications, up until (and including) the annual shareholders meeting in 2020, when the candidate proposed by BNDESPAR for election to the Suzano Board of Directors will be part of the candidates proposed by the management of Suzano.

The Suzano Controlling Shareholders may exercise their voting rights to amend Suzano’s bylaws in order to increase the maximum number of members of the Suzano Board of Directors from nine to 10. If the Suzano Controlling Shareholders opt to do so, they shall notify BNDESPAR thereof within 30 days after the completion of the Merger. BNDESPAR has agreed to exercise its voting right to approve this amendment to Suzano’s bylaws upon the receipt of such written communication.

Limitations on Indebtedness and BNDESPAR Advance Statement Rights

The BNDESPAR Shareholders Agreement sets forth certain limitations regarding Suzano’s indebtedness. These limitations require Suzano to maintain a ratio of Net Debt/EBITDA to Adjusted EBITDA of 3.5:1 or lower. If Suzano is not in compliance with the foregoing ratio, Suzano may not (i) approve the distribution of proceeds in an amount higher than the minimum mandatory dividend, as set forth in Suzano’s bylaws in effect on the date of execution of the BNDESPAR Shareholders Agreement and (ii) approve new investments for expansion or acquisitions in excess of 10% of Suzano’s Adjusted EBITDA for the prior 12 months. These requirements are applicable until the earlier of December 31, 2021 and the date on which BNDESPAR holds Suzano Shares representing 5% or less of Suzano’s outstanding capital stock.

For as long as the financial obligations set forth above remain in force, BNDESPAR shall be entitled to make a statement in advance on any proposal for the distribution of dividends or investments, in the event that the target indebtedness threshold is exceeded or would be exceeded by such distribution.

Subject to the completion of the Merger and to compliance with the provisions of the Brazilian Corporation Law, applicable regulations and Suzano’s bylaws, the Suzano Controlling Shareholders have agreed to instruct the members of the Suzano Board of Directors appointed by them to approve, and to comply with, the foregoing limitations with respect to Suzano’s indebtedness. Such obligation by the Suzano Controlling Shareholders will terminate on the earlier of December 31, 2021 and the date on which BNDESPAR holds Suzano Shares representing 5% or less of Suzano’s outstanding capital stock.

Any amendment to, or revocation of, the agreed restrictions on financial obligations requires the approval of at least 60% of the members of the Suzano Board of Directors, with at least one of the affirmative votes being cast by an independent member of the Suzano Board of Directors. The Suzano Controlling Shareholders have agreed to instruct the members of the Suzano Board of Directors appointed by them not to approve any change to this threshold until BNDESPAR holds Suzano Shares representing 5% or less of Suzano’s outstanding capital stock.

Socio-Environmental Policies

The Suzano Controlling Shareholders have further agreed to exercise their voting rights and to instruct the members of the Suzano Board of Directors nominated by them to maintain substantially the same socio-environmental policies and practices of Suzano and, following completion of the Merger, Fibria as those that were in force on the date of execution of the BNDESPAR Shareholders Agreement. This obligation will automatically terminate as soon as BNDESPAR holds Suzano Shares representing 5% or less of Suzano’s capital stock.

Lock-up – Suzano Shares

Subject to the completion of the Merger, the Suzano Controlling Shareholders have agreed to a lock-up period (the “Post-Merger Suzano Share Lock-up”) that will begin on the Closing Date and terminate on December 31, 2019, during which they are prevented from selling or otherwise transferring the Suzano Shares (or any rights related thereto), or creating liens or other encumbrances on the Suzano Shares, in each case held by them and subject to the Post-Merger Suzano Lock-up. Under the BNDESPAR Shareholders Agreement, the Suzano Shares subject to the Post-Merger Suzano Lock-up are the following: (i) 100% of the Suzano Shares held by Suzano Holding as of the date of the BNDESPAR Shareholders Agreement; and (ii) approximately 70% of the Suzano Shares held individually by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer as of the date of the BNDESPAR Shareholders Agreement.

The Post-Merger Suzano Share Lock-up does not apply to share transfers made to affiliates of the Suzano Controlling Shareholders, so long as such affiliate agrees to be bound by the Post-Merger Suzano Share Lock-up.

Lock-up – Fibria Shares

Subject to the completion of the Merger, Suzano has agreed to a lock-up period (the “Post-Merger Fibria Share Lock-up”) that will begin on the Closing Date and terminate on December 31, 2019, during which Suzano is prevented from selling or otherwise transferring any Fibria Shares (or any rights related thereto).

The Post-Merger Fibria Share Lock-up does not apply to any sale or transfer made in connection with a corporate reorganization of Suzano and/or Fibria involving: (i) the merger of Fibria into Suzano or the merger of Suzano into Fibria or (ii) other corporate reorganizations that result in a sale of assets by Fibria and/or Suzano in order to comply with restrictions or conditions imposed by or agreed with antitrust authorities and/or within the scope of or for the purposes of complying with the financial policy.

Effectiveness and Termination

The effectiveness of the BNDESPAR Shareholders Agreement is subject to the completion of the Merger. Once effective, the BNDESPAR Shareholders Agreement will remain in force for as long as any of the voting and lock-up obligations of the Suzano Controlling Shareholders under the agreement, as described above, remain outstanding.

Governing Law

The BNDESPAR Shareholders Agreement is governed by and construed in accordance with the laws of the Federative Republic of Brazil.

The Merger Agreement

Overview

The Merger Agreement contains the terms and conditions by which Fibria will merge with, and become a wholly owned subsidiary of, Suzano. The Merger Agreement will be submitted to the approval of both the Fibria Board of Directors and the Suzano Board of Directors, pursuant to Brazilian law and the provisions of Fibria’s and Suzano’s bylaws, respectively, prior to the date of the Fibria and Suzano extraordinary general shareholders meetings. Once each of the Fibria Board of Directors and the Suzano Board of Directors have approved the execution of the Merger Agreement and the submission of the Merger Proposal to Fibria’s shareholders and Suzano’s shareholders, the Merger Agreement will be entered into by Fibria, Holding and Suzano.

Structure of the Merger

Pursuant to the Merger Agreement, the Merger will be carried out in the following steps, which will occur on the same date:

•	First, Holding will effect a capital increase through the issuance of new common shares, with no par value, which will be fully subscribed and paid by Suzano, either directly or through any of its affiliates, in Brazilian reais, until the Closing Date, for the total issuance price equal to the redemption amount of the Holding Redeemable Preferred Shares, which will be the total amount of the cash consideration. To the extent that any of the Holding shares are held by an affiliate of Suzano, such shares will be transferred to Suzano on or prior to the Closing Date.

•	Second, all Fibria Shares will be merged into Holding, for their economic value, resulting in the issuance by Holding of common shares (“Holding Common Shares”) and redeemable preferred shares (“Holding Redeemable Preferred Shares”) to holders of Fibria Shares. For each Fibria Share, holders of Fibria Shares will receive one Holding Common Share and one Holding Redeemable Preferred Share. This exchange ratio will be adjusted by any and all stock splits, reverse stock splits and bonus stock with respect to Fibria (but not Holding) that occur from and including March 15, 2018. Following the merger of Fibria Shares into Holding, Fibria will continue its corporate existence and will continue to own its assets and liabilities as a wholly owned subsidiary of Holding.

•	Third, all Holding Redeemable Preferred Shares will be redeemed. For each Holding Redeemable Preferred Share, holders of Holding Redeemable Preferred Shares will receive R$ 52.50. Following such redemption, the Holding Redeemable Preferred Shares will be cancelled against share capital reserves.

•	Fourth, Holding will be merged into Suzano. The merger of Holding into Suzano will be carried out in accordance with Holding’s book value (having taken into account the effect of the aforementioned capital increase, the merger of Fibria Shares into Holding and the redemption of Holding Redeemable Preferred Shares). Consequently, Holding will cease to exist and Suzano will succeed to all of Holding’s assets, rights and liabilities, and all Fibria shareholders will be migrated to Suzano’s shareholder base. As a result, Fibria will become a wholly owned subsidiary of Suzano.

All of the foregoing steps are part of one single transaction, and the effectiveness of each step is conditioned on each of the other steps also becoming effective. Therefore, the Merger may not be partially approved at the Fibria extraordinary general shareholders meeting or partially implemented.

The foregoing steps are subject to the receipt of corporate approvals, including (i) the holding of the Fibria extraordinary general shareholders meeting, at which the Merger Agreement, the merger of Fibria Shares into Holding and the waiver of the mandatory tender offer provided for by article 33 of the Fibria bylaws must be approved; (ii) the holding of the Holding extraordinary general shareholders meeting, at which the Merger Agreement, the capital increase, the merger of Fibria Shares into Holding, the redemption of the Holding Redeemable Preferred Shares and the merger of Holding into Suzano will be approved, and (iii) the holding of the Suzano extraordinary general shareholders meeting, at which the Merger Agreement and the merger of Holding into Suzano will be approved. Such corporate approvals are interdependent and therefore must occur on the same date. Under the Merger Agreement, Fibria, Suzano and Holding have agreed to use best efforts to cause such meetings to be held as soon as possible and no later than 45 days following the date of declaration of effectiveness by the SEC with respect to the registration statement of which this prospectus forms a part. See “The Fibria Extraordinary General Shareholders Meeting—Purpose of the Fibria extraordinary general shareholders meeting” and “The Merger—Approval by the holders of Suzano Shares”.

Suzano intends to merge Fibria into Suzano as soon as practicable following the Merger, subject to receipt of requisite regulatory or other approvals and consents and completion of required procedures customary for such a transaction. No assurance can be given as to when or whether any of these approvals and consents will be obtained or when such procedures will be concluded, and, as a result, no assurance can be given as to the eventual merger of Fibria into Suzano, after which Fibria would cease to exist and all of Fibria’s rights and obligations would be succeeded to by Suzano, pursuant to Brazilian law.

The completion of the Merger is also subject to various conditions precedent. See “—Conditions Precedent to the Completion of the Merger”.

Timeline for the Merger

Following satisfaction of the conditions precedent and subsequent notice to the market, as described below, the Merger is required to be completed on the 45th day (or, if not a business day, the next following business day) following the publication of such notice. Such date is referred to herein as the Closing Date. On the business day immediately prior to the Closing Date, Suzano and Fibria will inform the market of the record date to be used to determine the holders of Fibria Shares who will receive Suzano Shares, as well as the final amount of the Cash Installment and the final exchange ratio of Suzano Shares for Fibria Shares.

If all requisite corporate approvals have been obtained, but the Merger is not completed within 18 months of March 15, 2018, and such failure to complete the Merger is due to a breach in the obligations set forth in the Merger Agreement by Fibria, Suzano or Holding, including misrepresentation, which has not been cured within 60 days of notice thereof, the non-defaulting party may terminate the Merger and file a claim for damages (if applicable).

Merger Consideration

The holders of Fibria Shares as of the record date set in accordance with the Merger Agreement will receive, for each Fibria Share held by them:

•	a cash payment of R$ 52.50 (the “Cash Installment”). The Cash Installment (including any increase therein due to the following adjustments) will be adjusted in accordance with fluctuations in CDI from March 15, 2018 to the Closing Date. In addition, the Cash Installment will be reduced by (i) the amount of any dividends, interests on equity and other proceeds approved or paid by Fibria from and including March 15, 2018 and that have a shareholder base record date prior to and including the Closing Date and (ii) if applicable, any taxes withheld solely as a result of the redemption of the Holding Redeemable Preferred Shares. In the event that any dividends, interests on equity and other proceeds are approved or paid by Suzano from and including March 15, 2018 and have a shareholder base record date prior to and excluding the Closing Date, the amount of the Cash Installment shall be increased to reflect the amount corresponding to the dividends that Fibria shareholders would have received if the Merger had been completed prior to the date of payment of such dividend or distribution. For purposes of the foregoing adjustments, the minimum mandatory dividends (i) proposed by Fibria management on January 29, 2018 in the amount of R$ 257,750,384.59, and (ii) proposed by Suzano management on February 7, 2018 in the amount of R$ 380,114,504.56 shall be disregarded; and

•	0.4611 Suzano Shares, which amount will be adjusted by any and all stock splits, reverse stock splits and bonus stock with respect to Fibria or Suzano that occur from and including March 15, 2018.

After the Closing Date, any fractional Suzano Shares issued by Suzano will be grouped into whole numbers and sold on the open market managed by B3. The net proceeds from the sale of the fractional shares will be distributed on a pro rata basis to the former Fibria shareholders who held fractional Suzano Shares. No additional consideration in cash or in kind will be paid by Suzano to Fibria shareholders in connection with the Merger. The consideration payable to holders of Fibria Shares will be paid on the Closing Date.

As a consequence of the Merger, the capital stock of Suzano will be increased in the amount of R$            , from the amount of R$             to the amount of R$            , through the issuance of            new Suzano Shares. Based on the number of Fibria Shares issued on the date hereof, after the Merger, former Fibria shareholders will hold approximately            % of the Suzano Shares outstanding.

The Suzano Shares to be issued in the Merger will have the same rights (including the right to receive dividends) as the Suzano Shares outstanding prior to the Merger, as set forth in Suzano’s bylaws (estatuto social).

Conditions Precedent to the Completion of the Merger

Under the Merger Agreement, the completion of the Merger will be subject to compliance with the conditions precedent set forth as follows:

•	receipt of the following approvals from governmental authorities:

•	approval of the Merger by the Antitrust Government Authorities; and

•	approval of the Merger by ANTAQ and ANEEL, although the parties have jointly determined that prior approval from ANEEL is not required;

•	the absence of any law enacted, or any judicial or regulatory order issued, by a competent governmental authority (including the Brazilian Federal Court of Accounts) or judicial authority or arbitral tribunal that impedes the completion of the Merger;

•	absence of a Material Adverse Effect;

•	the registration statement of which this prospectus forms a part shall have been declared effective by the SEC;

•	compliance by each of Fibria and Suzano with their respective material obligations set forth in the Merger Agreement; and

•	the representations and warranties made by Suzano and Fibria in the Merger Agreement being true and accurate, in all material respects, as of the Closing Date.

The condition related to the absence of a Material Adverse Effect may be waived at any time in writing by Suzano. The conditions related to compliance with obligations and representations and warranties may be waived by written notice from the non-defaulting party.

After the foregoing conditions have been satisfied or waived, as applicable, any of Fibria, Suzano or Holding may notify the other parties as to the satisfaction of the conditions precedent, and the parties will then notify the market containing, at a minimum, the date on which the Merger will be completed and the date following which the Fibria Shares will no longer be listed on the B3.

Withdrawal Rights

Holders of Fibria Shares who vote against the approval of the Merger Proposal, or who do not vote on the approval of the Merger Proposal, will have withdrawal rights under the Brazilian Corporation Law. In order to exercise such withdrawal rights, holders of Fibria Shares must give notice thereof within 30 days of the publication by Fibria of the minutes of extraordinary general shareholders meeting at which the Merger Proposal is approved. Holders of Fibria ADSs will not be able to exercise withdrawal rights, even if they give instructions to the Fibria Depositary (as defined herein) to vote against the Merger Proposal. Other than the withdrawal rights described herein, holders of Fibria Shares do not have appraisal or dissenters’ rights under Brazilian law. See “The Merger—Withdrawal Rights in the Merger”.

Holders that intend to exercise their withdrawal rights must continue to hold their Fibria Shares until the Closing Date. The amount payable as reimbursement for the value of the Fibria Shares will correspond to the book value per share of Fibria on December 31, 2017, according to Fibria’s financial statements approved at the annual general shareholders meeting held on April 27, 2018, which is R$ 26.36 per share, without prejudice to the right of such shareholders to request the preparation of a special balance sheet. Holders of Fibria Shares that exercise their withdrawal rights will receive the cash amount on the Closing Date.

Obligations with respect to Governmental Approvals

Pursuant to the Voting Agreement, Suzano is required to submit the Merger for the review of CADE, ANEEL and ANTAQ within 45 days of March 15, 2018, which is the date of execution of the Voting Agreement, subject to any additional 60-day cure period. Even though it is mentioned in the Voting Agreement, the parties have jointly determined that the prior approval from ANEEL is not required. As of the date of this prospectus, Suzano has submitted the Merger for review by CADE and ANTAQ. If CADE does not approve the Merger, the Merger will not be completed. If CADE imposes remedies as a condition to its approval of the Merger, or if ANTAQ does not approve the Merger, it is possible that the Merger may not be completed.

Conduct of Business Pending Effectiveness of the Merger and Other Obligations

Under the Merger Agreement, Suzano and Fibria have agreed to perform all necessary acts applicable to them so as not to materially affect their businesses and/or transactions, and to maintain their businesses in the ordinary course. In addition, Suzano and Fibria have further agreed to undertake the following actions until the Closing Date:

•	to conduct their activities in accordance with the provisions of their respective bylaws;

•	not to issue, redeem, amortize, reimburse or repurchase shares or any securities convertible into or exchangeable for shares of Suzano or Fibria, as applicable, as well as to increase or reduce their capital stock;

•	during the period of 100 days following March 15, 2018, not to, directly or through subsidiaries, issue debt or execute agreements with foreign financial institutions for new loans denominated in a currency other than Brazilian reais (which excludes, for the avoidance of doubt, (a) any debt in Brazilian reais entered into in Brazil with Brazilian financial institutions or through issuance of debt securities in the local market; (b) disbursements related to agreements executed prior to March 15, 2018; (c) advances of exchange contracts; (d) advances against delivered currency exchanges; (e) any intercompany loans; and (f) the execution of a revolving credit facility of up to US$ 500 million with any Brazilian or foreign financial institutions);

•	not to dispose of, or encumber, an equity interest or enter into investment agreements, shareholders’ or quotaholders’ agreements, consortium or joint venture agreements that would result in investments by Suzano or Fibria, in an aggregate amount, equal to or higher than R$ 50 million;

•	not to grant any new options under Fibria’s stock purchase option plan, except for the purpose of compliance with the obligations provided for in the agreements already executed;

•	not to dispose of, or encumber, fixed assets which aggregate value is equal to or higher than R$ 50 million;

•	to comply with and not to change the related parties’ policy currently adopted by Fibria, and not to enter into agreements other than in conformity with past practice, except as otherwise agreed upon by the parties;

•	not to forgive, cancel, compromise, novate, waive or release any debts, claims or rights of Suzano or Fibria in an individual or aggregate amount of more than R$ 50 million;

•	not to change (or allow to be changed), in any manner, their accounting practices, policies or principles or the methods by which the referred principles are applied, except if required by law;

•	except (a) for the replacement or hiring of managers, (b) for granting retention plans to executive officers, and (c) as required by law or provided for in the respective compensation agreements or variable compensation plan in effect, not to increase the compensation or change the terms of the employment agreement or of the hiring of members of the Fibria Board of Directors or the Suzano Board of Directors and the executive officers of Fibria or Suzano, other than in the regular course of business and in accordance with the past practice;

•	to pay the amounts arising out of (a) the shares granted under Fibria’s current stock option plans, (b) the options granted under Fibria’s current long-term incentive program, and (c) Fibria’s current variable invested compensation program, which shall be deemed to be vested at the Closing Date and valued according to the valuation of Fibria Shares;

•	not to provide security or guarantees on behalf of third parties, except to secure or guarantee obligations of Fibria’s or Suzano’s subsidiaries or their controlled entities;

•	not to exceed the aggregate amount of investments set forth in Fibria’s capital budget for 2018 as disclosed in Fibria’s Form 20-F filed with the SEC on February 27, 2018 (as well as the capital budget that may be approved for 2019, if applicable), including by means of the acquisition of equity interest, in an individual or aggregate amount higher than R$ 200 million; and

•	not to approve the filing, to file or to take any action seeking a request for judicial or extrajudicial reorganization, bankruptcy, dissolution or winding up of Fibria or Suzano.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the Federative Republic of Brazil.

Expenses

Suzano and Holding, as the case may be, will bear all costs related to the valuation reports prepared for Suzano (if any) or Holding in connection with the Merger. Suzano will also pay all fees and expenses related to regulatory approvals. The other costs and expenses incurred with the Merger will be borne by the parties incurring them.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

This summary describes material U.S. federal income tax considerations relating to the exchange of Fibria Shares and Fibria ADSs, which we refer to as the Fibria Securities, pursuant to the Merger and to the ownership and disposition of Suzano Shares and Suzano ADSs, which we refer to as the Suzano Securities, for a U.S. holder (as defined below). This summary is based on the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreements governing the Suzano ADSs, and all other related agreements, will be performed in accordance with their terms. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. holder in connection with the Merger or the ownership and disposition of Suzano Securities. In particular, this summary is directed only to U.S. holders that hold Fibria Securities and Suzano Securities as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our ordinary shares, by vote or value, persons holding Fibria Securities or Suzano Securities as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, U.S. expatriates, U.S. holders that exercise withdrawal rights in connection with the Merger, and persons that acquired Fibria Securities or Suzano Securities in a compensation transaction. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of Fibria Securities or Suzano Securities.

As used below, a “U.S. holder” is a beneficial owner of Fibria Securities or Suzano Securities that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such securities.

You should consult your own tax advisors about the consequences of the disposition of Fibria Securities pursuant to the Merger as well as the acquisition, ownership, and disposition of the Suzano Securities, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Nature of Suzano ADSs for U.S. Federal Income Tax Purposes

In general, a holder of Suzano ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares that are represented by those ADSs.

Merger

The exchange of Fibria Securities for Suzano Securities and cash pursuant to the Merger should constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, each U.S. holder of Fibria Securities will recognize gain or loss equal to the difference between (i) the sum of the cash consideration (including cash in lieu of fractional shares) and the fair market value of the Suzano Securities received therefor, pursuant to the Merger and (ii) the U.S. holder’s adjusted tax basis in its Fibria Securities disposed of pursuant to the Merger. Provided that Fibria is not a passive foreign investment company (as defined in “—Passive Foreign Investment Company Status”, below), gain or loss will generally be treated as capital gain or loss, which will be long term capital gain or loss if the U.S. holder’s holding period with respect to its Fibria Securities is more than one year at the time of the Merger. Long term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. A U.S. holder’s tax basis in the Suzano Securities received pursuant to the Merger will equal the fair market value of such Suzano Securities on the date of receipt, and a U.S. holder’s holding period for such Suzano Securities will commence on the day after the date of receipt.

Gain, if any, realized by a U.S. holder on the exchange generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the exchange, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their participation in the Merger.

In the case of a U.S. holder who exchanges Fibria Securities pursuant to the Merger, the cash component of the amount realized generally will be the U.S. dollar value of the reais received at the spot rate on the date of the exchange (or, if the Fibria Securities are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the exchange and the settlement date. A U.S. holder will have a tax basis in the reais received equal to the U.S. dollar value of the reais received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other (including, in the case of Fibria ADSs, a conversion by the depositary) of the reais received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service (the “IRS”). A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to reais received in exchange for Fibria Shares.

Ownership and Disposition of Suzano Securities

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status”, the gross amount of any distribution of cash or property with respect to Suzano Securities that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Suzano Shares, or the date the depositary receives the dividends, in the case of Suzano ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of Suzano Shares, or the date the depositary receives the dividends, in the case of Suzano ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the Suzano Securities will be subject to taxation at a preferential rate if the dividends are “qualified dividends”. Dividends paid on the Suzano Securities will be treated as qualified dividends if:

•	the Suzano Securities are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Suzano will apply to list the Suzano ADSs on the NYSE, effective as of the Closing Date, and the Suzano ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. As described in more detail under “—Passive Foreign Investment Company Status”, below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year and will not be a PFIC in our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the Suzano Shares are not themselves listed on a U.S. exchange, dividends received with respect to Suzano Shares may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of Suzano Shares.

Dividend distributions with respect to Suzano Securities generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Brazilian income taxes withheld at the appropriate rate applicable to the U.S. holder from a dividend paid to such U.S. holder. Alternatively, the U.S. holder may deduct such Brazilian income taxes from its U.S. federal taxable income, provided that the U.S. holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. holder’s particular circumstances. Accordingly, U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. holders that receive distributions of additional Suzano ADSs or Suzano Shares or rights to subscribe for Suzano ADSs or Suzano Shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. holder has the right to receive cash or property, in which case the U.S. holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Suzano Securities

Subject to the discussion below under “—Passive Foreign Investment Company Status”, if a U.S. holder realizes gain or loss on the sale, exchange or other disposition of Suzano Securities, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the Suzano Securities have been held for more than one year. Long—term capital gain realized by a U.S. holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. holder on the sale or other disposition of Suzano Securities generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of the Suzano Securities, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Suzano Securities.

If a U.S. holder sells or otherwise disposes of Suzano Securities in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the Suzano Securities are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Suzano Securities.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. Suzano will be classified as a PFIC in a particular taxable year if, either:

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2017 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. Whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. If we were a PFIC for any taxable year in which you hold Suzano Shares or Suzano ADSs, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the Suzano Shares or Suzano ADSs regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your Suzano Shares or Suzano ADSs to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$ 50.0 million are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$ 5.0 million extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Fibria Securities or the Suzano Securities to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Material Brazilian Tax Considerations

General

The following discussion summarizes the principal Brazilian tax consequences of the transactions described in this prospectus to a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, referred to herein as a “Non-Brazilian Holder”. There is currently no treaty in place for the avoidance of double taxation between Brazil and the United States.

This discussion does not address all possible Brazilian tax consequences relating to the Merger and does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. This material does not purport to be a comprehensive description of all the tax considerations that may be relevant for analysis of particular cases. It is based on Brazilian tax legislation as in effect on the date of this filing, which is subject to change and to differing interpretations, and which may result in different tax consequences than those described below. Investors are advised to consult their own tax advisors with respect to the tax treatment applicable to their particular investment circumstances.

Taxation on Gains – the Merger

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether distributed to other non-residents or to Brazilian residents, are subject to Brazilian taxation. Fibria Shares are expected to be treated as assets located in Brazil, and, as a result, gains on disposition of the Fibria Shares are expected to be subject to Brazilian income tax, in accordance with Brazilian Law 13,259/16, at progressive rates ranging from 15% to 22.5% (15% for the part of the gain that does not exceed R$ 5.0 million, 17.5% for the part of the gain that exceeds R$ 5.0 million but does not exceed R$ 10.0 million, 20% for the part of the gain that exceeds R$ 10.0 million but does not exceed R$ 30.0 million and 22.5% for the part of the gain that exceeds R$ 30.0 million), or they may be subject to Brazilian income tax at a flat rate of 25% if the Non-Brazilian Holder is a resident of or domiciled in a No Taxation or Low Taxation Jurisdiction.

There is no clear rule regarding how a disposition of ADSs will be treated under Brazilian tax law. Although arguments exist to support the view that ADSs should not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, in which case the disposition of Fibria ADSs would not be subject to Brazilian taxation, considering the general and unclear scope thereof and the lack of any definitive judicial court ruling in respect thereof, we are unable to provide any assurances that courts will agree that Fibria ADSs are not assets located in Brazil for purposes of Law No. 10,833. If ADSs are considered assets located in Brazil, gains on disposition of Fibria ADSs by a Non-Brazilian Holder to a Brazilian resident or even to a non-resident may be subject to income tax in Brazil according to the tax rules applicable to common shares, as explained above.

Taxation on Gains - Future Disposals of Suzano Shares and Suzano ADSs received in the Merger

Disposal of Suzano Shares

This material does not purport to be a comprehensive description of all the tax considerations that may be relevant for the analysis of particular cases. It is based on Brazilian tax legislation as currently in effect, which are subject to change and to differing interpretations, which may result in different tax consequences than those described below. Investors are advised to consult their own tax advisors with respect to the tax treatment applicable to their particular investment circumstances.

Gains realized on disposition of common shares are subject to income tax in Brazil regardless of whether the sale or the disposition is made by a Non-Brazilian Holder to a resident or person domiciled in Brazil, in accordance with the rules described below.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the non-resident holder, the type of registration of the investment by the non-resident holder with the Central Bank of Brazil and how the disposition is carried out, as described below.

Gains, for purposes of taxing gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (including transactions carried out on organized over-the-counter markets):

•	are exempt from income tax when assessed on a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank of Brazil under the rules of CMN Resolution No. 4,373/2014, and (2) is not a resident of or domiciled in a No Taxation or Low Taxation Jurisdiction; or

•	in all other cases, including gains realized by a Non-Brazilian Holder that is not a 4,373 holder and/or is a resident of or domiciled in a No Taxation or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate. In such cases, a withholding income tax at a rate of 0.005% will be applied and can later be offset with the eventual income tax due on the capital gain.

Gains assessed on disposition of common shares not carried out on a Brazilian stock exchange are subject to income tax at progressive rates ranging from 15.0% to 22.5% (15% for the part of the gain that does not exceed R$ 5.0 million, 17.5% for the part of the gain that exceeds R$ 5.0 million but does not exceed R$ 10.0 million, 20% for the part of the gain that exceeds R$ 10.0 million but does not exceed R$ 30.0 million and 22.5% for the part of the gain that exceeds R$ 30.0 million), except for Non-Brazilian Holders resident of or domiciled in a No Taxation or Low Taxation Jurisdiction which would be subject to income tax at a flat rate of 25.0%. In case such gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

For Brazilian purposes, as of January 2009, a “No Taxation or Low Taxation Jurisdiction” is considered a regime: (i) which does not impose income tax or does so at a rate of 20.0% or lower, or (ii) where applicable local legislation imposes restrictions on the disclosure of the composition of shareholders, the ownership of investments or on the ultimate beneficiary of the income derived from transactions carried out and attributable to a Non-Brazilian Holder. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488, of 2014) decreased this minimum threshold from 20.0% to 17.0% for certain specific cases. The 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency. Under Brazilian law, the aforementioned commitment to international standards of fiscal transparency is present if the relevant jurisdiction (i) has entered into (or concluded the negotiation of) an agreement or convention authorizing the exchange of information for tax purposes with Brazil and (ii) is committed to the actions discussed in international forums on tax evasion in which Brazil has been participating, such as the Global Forum on Transparency and Exchange of Information. Nevertheless, as of the date of this filing, there has been no amendment to Normative Ruling No. 1,037/2010 to reflect such threshold modification. See “—Discussion of No Taxation or Low Taxation Jurisdictions”.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition basis cost is treated, for tax purposes, if positive, as a capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange. It is therefore subject to income tax at the progressive rates of 15.0% to 22.5% or to the flat rate of 25.0%, as the case may be.

There is no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of common shares under CMN Resolution No. 4,373/2014 will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties usually do not apply to the tax on gains realized on sales or exchange of common shares, except in relation to the tax treaty signed between Brazil and Japan, Article 12 (3) of which attributes exclusive taxing rights over capital gains to the state of residence.

Sale of Suzano ADSs by Non-Brazilian Holders

Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs should not be subject to Brazilian tax. As mentioned above, pursuant to Law No. 10,833/2003, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another Non-Brazilian Holder or rather to Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs should not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, based on the fact that the ADSs are issued and registered abroad, considering the general and unclear scope of Law No. 10,833and the lack of any controlling judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in Brazilian courts.

In the event that the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident or non-Brazilian may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

Exchange of Suzano ADSs for common shares

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares should not be subject to Brazilian income tax, to the extent the argument prevails that ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, as described above.

Upon receipt of the underlying common shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank of Brazil the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 4,373/2014 or as a foreign direct investment under Law No. 4,131/1962.

Exchange of common shares for Suzano ADS

With respect to the deposit of common shares in exchange for ADSs, the difference between the acquisition cost of the common shares and the market price of the common shares may be subject to Brazilian income tax at progressive rates ranging from 15.0% to 22.5% (15% for the part of the gain that does not exceed R$ 5.0 million, 17.5% for the part of the gain that exceeds R$ 5.0 million but does not exceed R$ 10.0 million, 20% for the part of the gain that exceeds R$ 10.0 million but does not exceed R$ 30.0 million and 22.5% for the part of the gain that exceeds R$ 30.0 million) or to a flat rate of 25%, in case the Non-Brazilian Holder is a resident of or domiciled in a No Taxation or Low Taxation Jurisdiction. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 4,373 Holder and is not a resident in a No Taxation or Low Taxation Jurisdiction.

Discussion of No Taxation or Low Taxation Jurisdictions

On June 24, 2008, Law No. 11,727/2008 was enacted, defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules. Under this definition, privileged tax regimes are defined by a more rigorous standard than low-tax jurisdictions. A “privileged tax regime” is considered to be a jurisdiction which: (i) does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to non-resident entities or individuals (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%; or (iv) restricts disclosure about ownership of assets, ownership rights or economic transactions.

On June 7, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered to be No Taxation or Low Taxation Jurisdiction and (ii) the privileged tax regimes.

On November 28, 2014, the Ministry of Finance issued Ordinance No. 488 which reduced the rate threshold from 20% to 17% if the relevant jurisdiction has committed to adopt international standards on tax transparency.

Notwithstanding the fact that the “privileged tax regime” concept was enacted in connection with Brazilian transfer pricing and thin capitalization rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of privileged tax regimes to other types of transactions, such as investments in the Brazilian financial and capital markets. Currently, the understanding of the Brazilian tax authorities is that the rate of 15% withholding of income tax applies to payments made to beneficiaries resident in Privileged Tax Regimes (Answer to Advance Tax Ruling Request COSIT n. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Brazilian Holder under a Privileged Tax Regime are subject to the same rules applicable to payments made to a Non-Brazilian Holder located in a No Taxation or Low Taxation Jurisdiction, the withholding of tax applicable to such payments could be assessed at a rate of up to 25%.

We recommend that prospective investors consult their own tax advisors for more thorough analysis of whether they could face any possible tax consequences from Law No. 11,727/2008.

Taxation of the Ownership of Suzano Shares and Suzano ADSs

Taxation of Dividends

As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, which are payable by us in respect of common shares or ADSs, are exempt from withholding income tax. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

Beginning in 2008, Brazilian accounting rules were significantly modified in order to align them with IFRS. After the issuance of new rules to this end, a transitory tax regime (regime tributário de transição), or RTT, was created in large part to ensure the neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, solely for purposes of calculating their taxable profit, Brazilian companies had to use the accounting rules and criteria that existed until December 2007.

As a result of the application of the RTT, the accounting profit of a Brazilian company might be significantly higher (or lower) than its taxable profit. Although this specific matter has not been expressly regulated by law, the Brazilian tax authorities issued a normative instruction stating that the amount of dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to taxation.

On April 14, 2014, Law No. 12,973 was issued to, among other issues, terminate the transitory tax regime (RTT) and regulate how corporate taxable income should be assessed taking as a starting point the accounting profit calculated according to the new accounting rules introduced in 2008. Law No. 12,973 states that dividends related to all accounting profits generated between January 2008 and December 31, 2013 in excess of the established methods and criteria in force on December 31, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution on net profits. With respect to 2014, the law is unclear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to withholding income tax at the rate of 15.0%, or 25.0% if the Non-Brazilian Holder is a resident of or domiciled in a No Taxation or Low Taxation Jurisdiction. As of 2015, in light of the termination of the RTT, there would be no difference between accounting and taxable profit, so that dividends generated since 2015 should be fully paid and not subject to any Brazilian withholding tax.

Interest Attributed to Shareholders’ Equity

According to Brazilian laws and our bylaws, we may opt to distribute income as interest attributed to shareholders’ equity as an alternative to the payment of dividends.

Distribution of an interest on own capital charge attributed to shareholders’ equity (with respect to common shares or ADSs) is subject to Brazilian withholding income tax at the rate of 15.0%, or 25.0% in case of a No Taxation or Low Taxation Jurisdiction holder.

Such payments, subject to certain limitations and requirements, are deductible for Brazilian income tax purposes. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank of Brazil from time to time, and cannot exceed the greater of:

(a)	50.0% of net income (after the social contribution on net profits, and before the provision for corporate income tax and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or

(b)	50.0% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, or Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the tax on foreign exchange transactions (the “IOF/Exchange Tax”). Currently, for most exchange transactions, the rate of IOF/Exchange Tax is 0.38%. However, exchange transactions carried out to bring a foreign investor’s funds (including a Non-Brazilian Holder’s funds, as applicable) into Brazil for investments in the Brazilian financial and capital market are subject to IOF/Exchange Tax at a 0% rate. The IOF/Exchange Tax rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

The Brazilian federal government may increase the rate of the IOF/Exchange Tax to a maximum of 25.0% of the amount of the foreign exchange transaction at any time, but such an increase would not apply retroactively.

Tax on transactions involving bonds and securities (“IOF/Bonds Tax”)

The Brazilian tax on financial operations (or “IOF”) may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero. The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Brazilian Holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by a Non-Brazilian Holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by a Non-Brazilian Holder of common shares or ADSs.

INFORMATION ABOUT THE COMPANIES

Suzano Papel e Celulose S.A.

Suzano is a Brazilian company, with world-wide sales of products made from planted eucalyptus forests. It is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America.

Our product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. Our products come from industrial units located in Suzano, Rio Verde and Limeira in the state of São Paulo; Mucuri in the state of Bahia; and Imperatriz in the state of Maranhão. Our mills have an annual pulp and paper production capacity of 5.1 million tons. In Brazil, Suzano’s forestry base spans approximately 1.2 million hectares, with 587,000 hectares set aside for preservation on own and leased areas in the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Piauí, Tocantins, Pará and Maranhão. The forests we own hold international certifications that attest to our commitment to sustainable management and environment.

Our principal place of business is located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, São Paulo, State of São Paulo. Brazil, 01452-919, telephone: +55 11 3503-9000. Suzano’s website address is: http://ir.suzano.com.br. In addition to our principal place of business, we have offices in Salvador and Bahia and representative offices in China and the United Kingdom, as well as subsidiaries in the United States, Switzerland, Argentina and Austria.

Fibria Celulose S.A.

Fibria is the world’s largest producer of market pulp, with an aggregate installed capacity of 7.25 million metric tons of eucalyptus pulp per year.

Fibria’s forest base is broad and diversified. As of December 31, 2017, it was comprised of approximately 1,092 thousand hectares (owned and leased, excluding the forestry partnership program areas and the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in seven Brazilian states. Approximately 656 thousand hectares of Fibria’s total forestry land consisted of planted areas, approximately 374 thousand hectares consisted of conservation areas with native vegetation, and 61 thousand hectares was occupied through other uses (such as roads).

On May 20, 2010, Fibria migrated to the Novo Mercado listing segment, which imposes the most stringent corporate governance rules of any listing segment of the B3. Fibria common shares are traded on the B3 under the symbol “FIBR3”, and Fibria ADSs are traded on the NYSE under the symbol “FBR”.

Currently, Fibria’s headquarters and principal executive offices are located at the following address: Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors, Torre B, Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, São Paulo, State of São Paulo, Brazil, 04551-010 (telephone: +55 11 2138-4565; and website address: www.fibria.com.br/ir).

Additional information about Fibria Celulose S.A. and its subsidiaries is included in the documents incorporated by reference into this prospectus. For more information about how to obtain copies of this information, see the “Where You Can Find More Information” section of this prospectus.

Holding

Eucalipto Holding S.A., formerly known as N.G.D.S.P.E. Empreendimentos e Participações S.A., is a closely held corporation, incorporated under the laws of Brazil, enrolled with CNPJ/MF under No. 29.339.648/0001-79 and NIRE 3530051211-1, with its headquarters at Avenida Brigadeiro Faria Lima, n° 1.355, 8th floor, part 2, Pinheiros, São Paulo, State of São Paulo, Brazil, 01452-919. Holding has no assets or operations as of the date hereof.

INFORMATION ABOUT SUZANO

History and Development

We are incorporated under the laws of Brazil under the name Suzano Papel e Celulose S.A., as a corporation with unlimited duration. We have the legal status of a sociedade por ações, or a stock corporation, under the Brazilian Corporation Law. Our principal place of business is located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, São Paulo, SP, 01452-919, Brazil (telephone: +55 11 3503-9000). Our website address is http://ir.suzano.com.br. Investor information can be found on our website under the caption of “Investor Relations”. Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of this registration statement.

Our activities began in 1924, when Leon Feffer, our founder, first entered the paper business to resell national and imported paper used for business cards, writing pads and stationery. In the late 1930s, with the purchase of its first machine, the Suzano Group began to produce its own paper. In the 1950s, Companhia Suzano was formed, becoming what we believe to be the first global industrial-scale producer of eucalyptus pulp. In the mid-1960s, Companhia Suzano became the first paper producer to use 100% eucalyptus pulp in the production of printing and writing paper, according to “The History of the Pulp and Paper Industry in Brazil” (“A História da Indústria de Celulose e Papel no Brasil”), published by the Brazilian Technical Association of Paper and Pulp (Associação Brasileira Técnica de Papel e Celulose), or the ABTCP, in 2004.

On December 8, 1987, we were incorporated under the name Bahia Sul Celulose S.A., or Bahia Sul, as a joint venture between Companhia Vale do Rio Doce - CVRD (currently Vale S.A.), or Vale, and Companhia Suzano. In 2001, Companhia Suzano acquired all of the shares of Bahia Sul that were previously held by Vale, increasing its ownership interest to 100% of our voting stock and 73% of our total stock. In 2002, Companhia Suzano held an exchange offer of preferred shares without voting rights issued by Bahia Sul for new preferred shares without voting rights issued by us, in order to acquire all outstanding preferred shares of Bahia Sul. Upon completion of the exchange offer, Companhia Suzano’s share in Bahia Sul’s capital stock increased to 93.9%.

In 2004, Companhia Suzano merged into Bahia Sul, with the resulting entity named Suzano Bahia Sul Papel e Celulose S.A. In the same year, we listed our shares on the Level 1 segment of the BM&FBOVESPA, thus guaranteeing transparency in our operations and accountability to our shareholders. In July 2006, our corporate name was changed to our current name, Suzano Papel e Celulose S.A.

In 2012, we completed a R$ 1.5 billion capital increase through a public offering of new shares in the market. The proceeds of the capital increase were used, in part, to finance the construction of our new pulp production unit in the state of Maranhão, which began operations in March 2013.

In 2015, we announced a new three-pillar business strategy: structural competitiveness, adjacent businesses and reshaping the industry. As part of our structural competitiveness strategy, we announced investments to modernize and increase the capacity of our mills and to increase and locate the forest base closer to our mills. In addition to an expected increase in total production capacity, we believe that these projects have been contributing to an approach focused on cost structure optimization. Our adjacent businesses strategy seeks new uses of our asset base and diversification of our products. In 2015, we commenced the production of fluff pulp and announced investments in lignin and the tissue segment. As part of our strategy to reshape the industry, we explore new paths and seek opportunities for reducing our business exposure to market volatility.

In September, 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado rules and a change of our methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017.

On March 15, 2018, we entered into a voting agreement with our controlling shareholders, and Fibria’s controlling shareholders, namely Votorantim S.A. and BNDES Participações S.A. - BNDESPAR, by means of which the parties have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and Fibria through a corporate reorganization. For further information on the Merger and the Voting Agreement, see “The Merger” and “The Transaction Documents—Voting Agreement”.

Industry

Pulp can be either recycled or virgin Pulp. Recycled pulp is made from used materials such as printing and writing papers, newsprint, packaging and other types of cartoon board. Virgin pulp can be manufactured from a number of raw materials, such as wood, bagasse and bamboo, and it is classified based on the type of wood or fiber derived from the corresponding raw material as well as the processing system used and whether the pulp will be bleached. Bleached pulp is used for several purposes, including printing and writing, specialty and tissue papers. Unbleached pulp has a brown color and is used in the production of packages, corrugated board, paperboard, packaging papers and bags.

The most common raw material that we use to produce paper is wood pulp. Different tree species yield different fiber characteristics and, consequently, different paper attributes such as strength, softness and opacity.

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia, which have shorter fibers and are generally better suited to manufacture coated and uncoated printing and writing paper, tissue paper, specialty papers such as image paper, décor laminate paper as well as packaging paperboard. Short fibers are generally best suited for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity. Softwood pulp is produced using softwood trees, such as pine, spruce and fir, and it is used to manufacture papers that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards and lightweight coated paper.

Pulp can be produced by integrated paper producers companies or by market pulp producers who sell the pulp to non-integrated or semi-integrated paper producers. According to Hawkins Wright, in 2016, approximately 36% of global pulp virgin fiber production was “market pulp”; that is, pulp sold by pulp mills and bought by paper mills. This percentage is increasing expansion of market pulp producers, such as Suzano. We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper and tissue papers worldwide because of its properties, and it has represented an increasing percentage of the world production of hardwood pulp. Moreover, eucalyptus trees have a shorter growth cycle than other hardwood trees (seven years in Brazil), higher yield productivity per planted hectare and normally only require a small amount of space between them to grow.

Source: “LatAm Pulp & Paper, Only a Maintenance Stoppage”, Credit Suisse Equity Research, April 19, 2016.

Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, Brazilian pulp producers have the lowest production cost in the global market.

Source: Hawkins Wright, 2018, Suzano and Fibria.

The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. These grades presented CAGR from 2005 to 2015 of 2.7%, 3.4% and 1.1% respectively.

Paper consumption in China has been the main driver of demand growth over the past years. According to the Pulp and Paper Products Council (PPPC), global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council – PPPC Special Research Note (SRN) as of March 2018.

Source: Pulp and Paper Products Council – PPPC Special Research Note (SRN) as of March 2018.

Source: RISI, Outlook for Tissue Business 2016.

According to Hawkins Wright, Suzano and Fibria are among the top 10 market pulp producers in terms of capacity, with a combined 10.9% market share. Our projected capacity is expected to increase, with relatively stable production costs.

Source: Hawkins Wright, 2018, Suzano and Fibria.

Source: Hawkins Wright, 2018.

Capital Expenditures

Our principal capital expenditures are made in industrial and forestry maintenance, and investment projects related to our structural competitiveness and adjacent business strategy. For more information, see “Operating and Financial Review and Prospects—Sources and Uses of Funds—Capital Expenditures”.

Business

Overview

We believe we are one of the largest vertically integrated producers of pulp and paper in Latin America. We operate mainly in the pulp (paper grade and fluff) and paper (paperboard and printing and writing) segments, and we have over 90 years of experience in the pulp and paper industry.

We are the second largest producer of eucalyptus pulp in the world and the fifth largest producer of market pulp in the world, according to Hawkins Wright. We believe we are one of Brazil’s largest paper producers, and based on data from the Brazilian Tree Industry Association (Indústria Brasileira de Árvores) (“IBÁ”), we accounted for nearly 38% of the printing and writing paper and 26% of the paperboard produced in Brazil in 2017.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (Suzano and Limeira Units), a non-integrated paper production facility in the state of São Paulo (Rio Verde Unit), an integrated pulp, paper and tissue facility in the state of Bahia (Mucuri Unit), an integrated pulp and tissue facility in the state of Maranhão (Imperatriz Unit), and FuturaGene, a biotechnology research and development subsidiary. We own one of the largest distribution structures for paper and graphic products in South America.

Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2017, our total eucalyptus pulp installed production capacity was 4.6 million tons per year, and our total sales volume was 4.8 million tons, of which 3.6 million tons were sold as market pulp and the remainder was used for the production of 1.2 million tons of paper and paperboard.

In 2015, we announced a R$ 30 million investment to adapt one of the printing and writing machines in the Suzano Unit for the production of fluff pulp, and, as a result, we believe we became a pioneer in the use of hardwood for the production of this type of pulp. Operations started in December 2015, and we have the flexibility to produce up to 100,000 tons of either fluff pulp or printing and writing paper.

The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs. Our Limeira, Suzano and Rio Verde Units are primarily focused on the domestic market and are located near the City of São Paulo, the largest consumer market in Brazil according to data from IBÁ and RISI, Inc., an information provider for the global forest products industry (“RISI”), located approximately 90 km from the Port of Santos, an important export hub, and approximately 190 km from our planted forests. Our Mucuri Unit is focused primarily on export markets, and is located approximately 320 km from the Port of Vitória, approximately 250 km from Portocel, a port specialized in exporting pulp and paper located in the State of Espírito Santo, and approximately 74 km from our planted forests. The Imperatriz Unit, in Maranhão, is also focused primarily on export markets and is located approximately 600 km from the Port of Itaqui and approximately 184 km from our planted forests. Exports are carried from the unit to the port by rail, allowing for very competitive transportation costs. The relatively short distances between our planted forests, our mills and most of our domestic customers or export facilities provide us with relatively low transportation costs, which in turn results in lower total production costs.

Our shares are traded on the special listing segment of the B3 (Brasil, Bolsa, Balcão), which demands high levels of corporate governance.

We make statements in this registration statement about a number of estimates, including market estimates, historical and predicted characteristics of several types of products, sales in the pulp and paper industry, and our competitive position and market share in the pulp and paper industry in Brazil and abroad. Information on the Brazilian and international pulp and paper industry and market presented herein is based on reports prepared by the independent consulting firms. Hawkins Wright Ltd., or Hawkins Wright; Jaakko Pöyry NLK Inc., or Pöyry; Pulp and Paper International; and publications and information disclosed by IBÁ.

Unless otherwise indicated, all macroeconomic data were obtained from the Central Bank of Brazil, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”), and the Getulio Vargas Foundation (Fundação Getulio Vargas) (“FGV”).

We believe that such sources of information are reasonably reliable, and we have no reason to believe that any of this information is inaccurate in any material respect; however, we have not independently verified such information and make no representation as to the accuracy of such information.

Our Corporate Structure

The following shows our corporate structure as of April 30, 2018.

Following the Merger, Fibria will become our direct wholly owned subsidiary. As described herein, we intend to merge Fibria into Suzano as soon as practicable following the completion of the Merger, subject to receipt of the requisite regulatory and other approvals and completion of required procedures customary for such a transaction.

Pulp and Paper

We produce a variety of eucalyptus pulp and paper products, including pulp used in our paper production processes, as well as market pulp. We sell pulp to the domestic market and to the export market. We produce coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. Within the printing and writing paper category, we produce products of different sizes and shapes, such as cut paper for general purposes (cut-size), folio size and reels. Our sales are not concentrated in any specific customer, in either the domestic or the export markets. For the year ended December 31, 2017, no single customer accounted for more than 15.0% of our consolidated net sales revenue.

Pulp and Paper Production Process

We have a three-stage paper production process: (i) planting and harvesting forests; (ii) pulp manufacturing; and (iii) paper manufacturing. Consistent with our strategy of conducting our business in accordance with the highest environmental standards, we use plantation and harvesting techniques that are environmentally friendly, such as minimum-impact cultivation and soil preparation techniques that avoid erosion and maintain more humidity in the soil, which promote high levels of efficiency and productivity.

Planting and Harvesting Forests

The development of our planted forests starts in our nurseries, where we use the most modern cloning technology available, and in third-party nurseries that use our genetic materials. The saplings we produce in our nurseries are a variety of eucalyptus that increases the production of pulp and are well suited for the climate and other geographic aspects of the micro-regions in which they will be planted. A harvester is used to cut, de-limb and de-bark the trees, and to cut them into logs. Part of the bark and leaves of the harvested trees is left in the planted forests. A forwarder carries the logs to the edge of the planting area, where a loader loads the logs onto a truck for transportation to the mill.

The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2017, we owned or leased approximately 1.2 million hectares of land, of which approximately 587 thousand hectares were used for eucalyptus cultivation and the balance for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.

Given the high degree of integration between the production of pulp and paper, we have a low conversion cost of pulp to paper.

Several factors account for our competitive advantage with regard to the cost of wood for the production of pulp: favorable topographic, climate and soil conditions in the regions of Brazil where we operate; advanced genetic improvement and harvesting technology; low average distances between our planted forests and mills, which are among the shortest in the world; our clone selection system, which improves our forests’ yield and industrial performance, integrating our forestry and industrial activities; and our advanced techniques to maximize soil potential, such as mosaic plantation and minimum environmental impact cultivation techniques. Together, these factors enable us to enjoy: a high and increasing average volume of wood per planted hectare; a higher concentration of fibers per ton of harvested wood; the sustainable development of our operations; relatively low operating costs; and eucalyptus tree harvest rotations of approximately seven years, a period shorter than the harvest rotation periods in other regions of the world.

Pulp Manufacturing

The pulp manufacturing process takes place in two stages:

The “Kraft” Cooking Process. The logs received in our pulp mills are further de-barked, if necessary, and fed through chipping machines. The wood chips are then transferred by a conveyor system to the digester where they are “cooked” with sodium sulphate and caustic soda. This “kraft” cooking process is known for minimizing damage to the pulp fibers, thereby preserving their uniformity and strength. During the cooking process, the cellulose fibers are separated from lignin and resins to produce unbleached pulp. In a pre-bleaching stage, the unbleached pulp is then washed and subjected to an oxygen delignification process that, combined with the kraft process, removes approximately 95.0% of the lignin. At this point, a small portion of the pulp fiber that was produced is used to make certain types of paperboard. The lignin and by-products of the kraft process form a substance known as “black liquor” and are separated and piped to evaporators, to increase the concentration of solids. Thereafter, the black liquor is sent to recovery boilers. In the recovery boilers, the black liquor is used as fuel to produce steam and electricity for the production process, and approximately 99.0% of the chemicals used in the kraft cooking process are recovered for reuse.

Bleaching. The next stage in manufacturing bleached pulp is the chemical bleaching process. Our current bleaching complex consists of a series of medium-density bleaching towers through which the delignified pulp passes. Each bleaching tower contains a different mixture of bleaching agents. Production of conventional bleached pulp employs a process that utilizes chlorine, chlorine-dioxide and caustic soda, while our elemental chlorine free bleaching process does not use elemental chlorine. At the end of this stage, the bleached pulp, still in its liquid state, is transferred to storage towers. Thereafter, the bleached pulp may be transferred directly to our paper production facilities in our Mucuri, Suzano and Limeira Units, by truck to our Rio Verde Unit or, in the case of market pulp, to drying machines where the pulp will be dried, molded into sheets, cut and baled.

Paper Manufacturing

We produce (i) uncoated woodfree printing and writing paper at our Mucuri Unit, Limeira Unit, Suzano Unit and Rio Verde Unit; (ii) coated woodfree printing and writing paper at our Suzano Unit and Limeira Unit; and (iii) paperboard at our Suzano Unit. We start the paper production process by sending the pulp to refiners, which increases the fibers’ resistance. The pulp slurry is then fed into the paper mill, where it is mixed with fillers and additives to provide the necessary properties required by the end users. These additives include synthetic sizing, precipitated calcium carbonate (the alkaline process), optical dyes, and others. During the paper and paperboard production process, the sheet is formed, pressed and dried. At the end of the process, jumbo rolls are converted into reels, folio sheets and cut-size paper. In the case of coated paper, the paper is subjected to further treatments, including coating one or both sides of the paper with ink, depending on the type of product and finishing, before being cut to the specifications of the customer or the converter.

We monitor production through a computerized system, which controls each stage of the production process. Our production, marketing and sales personnel manage the programming and control of our paper production process. In this manner, we are able to plan, optimize and customize different product runs and to anticipate, respond and adapt to seasonal variations and customer preferences.

Pulp and Paper Production Schedule

Our integrated pulp and paper mills operate three shifts, 24 hours a day, every day of the year, with the exception of scheduled maintenance periods. The dates of these maintenance periods are flexible and may be moved as a result of factors such as production, market conditions and supply of materials. We keep an inventory of certain spare parts that we consider critical to the production process or that are difficult to replace. We have also developed a close relationship with our suppliers to ensure access to spare parts.

Pulp Production and Sales

Pulp Production

We produce eucalyptus pulp to supply our paper production operations and for sale as market pulp. We produced 3.5 million tons, 3.5 million tons and 3.4 million tons of market pulp in 2017, 2016 and 2015, respectively. Our pulp production in the years ended December 31, 2017, 2016 and 2015 accounted for 18.2%, 18.5% and 19.6%, respectively, of the total pulp produced in Brazil during these periods, according to IBÁ.

The following table sets forth our total eucalyptus pulp production, total Brazilian pulp production and our eucalyptus pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31,
	2017	2016	2015
	(in thousands of tons, except %)
Our total pulp production	3,541	3,473	3,373
Total Brazilian hardwood pulp production	19,492	18,773	17,214

Total Brazilian production (%)	18.2	18.5	19.6

Pulp Sales

In the years ended December 31, 2017, 2016 and 2015, we sold 3.6 million tons, 3.5 million tons and 3.3 million tons of pulp as market pulp respectively, 10.3%, 11.7% and 13.9% of which was sold in the domestic market and 89.7%, 88.3% and 86.1% of which was sold in the export market.

The following table sets forth our domestic and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2017	2016	2015
	(in tons)
Our pulp sales volume
Domestic	373,873	412,630	456,044
International	3,240,992	3,117,486	2,835,244

Total	3,614,865	3,530,116	3,291,288

Pulp Exports

The table below sets forth our pulp net sales by geographic region for the periods indicated.

Pulp net sales by geographic region	For the year ended December 31,
	2017		2016		2015
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Brazil	624.3	9.0	703.8	11.5	820.8	12.5
Asia	2,976.5	43.0	2,502.3	40.7	2,664.5	40.5
Europe	2,262.2	32.7	1,962.5	31.9	2,101.0	32.0
North America	966.8	14.0	898.4	14.6	883.4	13.4
Others	90.7	1.3	77.0	1.3	102.3	1.6

Exports	6,296.2	91.0	5,440.3	88.5	5,751.2	87.5

Total	6,920.5	100.0	6,144.1	100.0	6,572.0	100.0

Pulp Customers

We have long-term relationships with substantially all of our market pulp customers in the domestic and export markets. On average, our contracts with these customers have a three-year term. Our sales contracts typically provide for the sale of our market pulp at prices announced each month, based on the prices announced by several independent suppliers of eucalyptus pulp in Brazil (including us), Chile and Europe.

These prices may vary among the different geographic regions in which our customers are located. Usually the price arrangements under our sales contracts are consistent with prices for our other sales within the same region. Our sales contracts provide for early termination in the event of a material breach, insolvency of one of the parties or a force majeure event of an extended duration.

Our customers generally purchase our products using commercial credit provided by us. We have a diversified customer base for our pulp products We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial instruments (guarantees).

Paper Production and Sales

We sell our paper products in Brazil and abroad. The markets we seek to serve are large and very competitive. Although price is very important in these markets, we believe that customers that have high-quality standards prefer our products due to the value and quality our paper imparts to their final products. This preference is shared among customers of all segments, from producers of notebooks and non-promotional materials, to more sophisticated customers, such as producers of promotional materials, high-quality packaging, food packaging and art books.

The table below sets forth our paper net revenues by geographic region for the periods indicated.

Paper net revenues by geographic region	For the year ended December 31,
	2017		2016		2015
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Brazil	2,597.8	71.0	2,572.4	69.6	2,278.1	63.5
Central and South America(1)	608.4	16.6	568.3	15.4	648.6	18.1
North America	255.0	7.0	327.7	8.9	365.7	10.2
Europe	139.6	3.8	143.0	3.9	144.0	4.0
Others	59.4	1.6	83.6	2.3	153.7	4.2

Exports	1,062.4	29.0	1,122.6	30.4	1,312.0	36.5

Total	3,660.2	100.0	3,695.0	100.0	3,590.1	100.0

(1)	Excludes Brazil.

Paper Customers

Our customers generally purchase our products using commercial credit provided by our company. We have a diversified customer base for our paper products. We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial (guarantees) instruments. Additionally, we believe that our strategy to diversify our portfolio of paper clients improves our credit risk performance due to lower correlation between large, medium, small and micro sized clients.

Seasonality

Forest products, such as pulp and paper products, are typically cyclical. Changes in inventories are usually important in price determination. Furthermore, paper demand depends largely on general economic conditions, since production capacity slowly adjusts to changes in demand. Therefore, we can expect seasonal changes in paper net revenues in Brazil depending on such factors. Changes in production capacity may also affect prices. In Brazil, specifically, paper demand increases in the second half of the year, mainly due to the production of notebooks and books for the beginning of a new school year, which begins in February, and governmental programs such as the National Didactic Book Program (Programa Nacional do Livro Didático).

Compared to the pulp market, the market for paper has a larger number of producers and consumers and greater product differentiation. Although the price of paper is cyclical and historically tied to the price of pulp, with a slight time difference, it is generally considered less volatile than the price of pulp. The main factors affecting the price of paper are economic activity, ability to expand production and fluctuation in exchange rates.

Nevertheless, seasonality has not caused significant impacts on us over the last three years. For this reason, we do not measure the impacts of seasonality in our results.

Raw Materials

The principal raw materials used in pulp and paper production are described below.

Wood

We use fibers from three primary sources for the production of our paper: (i) our pulp; (ii) recycled paper; and (iii) mechanical pulp. Recycled paper and mechanical pulp are used in the interior layers of certain types of paperboard. We use eucalyptus trees for the production of all of our pulp.

The management of our planted forests is a key resource for wood. As of December 31, 2017, we owned or leased a total of approximately 1.2 million hectares of land in the States of Bahia, Espírito Santo, Minas Gerais, Tocantins, Pará, Piauí, Maranhão and São Paulo.

Recycled Paper and Mechanical Pulp

Pre- and post-consumption recycled paper and mechanical pulp are used in the production of the interior layers of certain types of paperboard. Recycled paper is also the raw material used in the production of our Reciclato® paper, which, when production began in 2001, was the first recycled uncoated printing and writing paper produced on an industrial scale in Brazil. In 2017, 71.0% of revenue from paper sales came from domestic sales.

Energy

We use several sources of energy. Our primary source of energy, steam, is derived from our pulp and paper production process and is generated by burning black liquor in the recovery boiler. See “—Pulp and Paper Production Process—Pulp”. A secondary source of energy, also derived from our pulp and paper production process, involves the burning of wood waste (bark and thin wood) in auxiliary boilers. Our auxiliary boilers can also generate energy by burning natural gas and oil.

We aim to reduce our energy consumption and increase our self-sufficiency. At our Mucuri Unit and our Imperatriz Unit, we produce 100% of the energy consumed, mostly by means of renewable sources including wood waste reuse. This is possible because of the kraft chemical recovery process adopted in our mills, which allows us to recover chemicals used in the pulp production process and to use the wood residues from wood cooking to generate power. See “—Pulp Manufacturing—The “Kraft” Cooking Process”. At a later stage, the chemical recovery process is completed with quicklime that along with sodium sulphate and caustic soda form green liquor and white liquor, which is then reapplied to the wood cooking process with minimum make up. Therefore, our chemical recovery process allows us to generate power in an environmentally friendly manner.

In 2014, we began the production of energy for exportation at the Mucuri Unit though optimization of steam generation in boilers. This additional volume, added to the surplus energy generated by the Maranhão Unit, almost meets our demand for energy for our paper factories. The missing volume is purchased on the energy market in long and short-term contracts according to our strategy and price attractiveness.

Chemicals

A variety of chemicals, including sodium sulphate, sodium hydroxide (caustic soda), sodium chlorate, chloride, hydrogen peroxide and oxygen, are utilized in the paper production process, mainly in the pulp production phase. In the production of coated paper, we use various additives, primarily kaolin, calcium carbonate, latex, starch, bleaches and binders. The chemicals used in the pulp production process are recovered and recycled within our pulp mills.

All chemical waste is treated in order to conform to the most current standards and practices of the pulp and paper industry worldwide. The chemicals used in the pulp and paper industry are commonly used in a variety of other industrial activities and do not present a uniquely hazardous threat. Notwithstanding this fact, we strictly adhere to all safety rules and regulations related to the transport, storage and production of chemical products. In addition, we maintain an insurance policy to cover liability in the event of an accident in the transportation, storage or production of chemical products.

Transportation

An important component of our competitive position is our low transportation costs, particularly with respect to: (i) the cost of transporting logs from our planted forests to the pulp mills and (ii) the cost of transporting pulp and paper to the consumer market. In the years ended December 31, 2017, 2016 and 2015, logistics costs accounted for 14.9%, 14.4% and 14.0% of our cost of goods sold, respectively.

Our scale of production, the proximity of our planted forests to our pulp mills and our planted forests in relation to our factories and the integration of the processes of pulp and paper production give us substantial economies of scale and lower production costs. Our Suzano and Rio Verde Units, in the State of São Paulo, are strategically located near our major customers for paper products and approximately 90 kilometers from the Port of Santos, and are located at an average distance of 190 kilometers from our planted forests. Our Limeira Unit also has these advantages. Our Mucuri Unit, which primarily services the external market, is strategically located at an average distance of 74 kilometers from our planted forests and is approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the Port of Vitória. The Imperatriz Unit, in Maranhão, which also primarily services the external market, is located approximately 600 kilometers from the port of Itaqui, and the associated planted forests are located an average of 184 kilometers from the port. The proximity of our forests, factories, domestic clients and ports allows us to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.

Marketing and Distribution

We have our own sales teams for our pulp and paper business units, which sell our products in both the domestic and international markets, to final consumer or distribution intermediaries. We sell our products in both the domestic and export markets. In the years ended December 31, 2017, 2016, and 2015, 69.5%, 66.7% and 69.5%, respectively, of our net sales revenue from market pulp and paper products were attributable to sales made outside of Brazil. Domestically, we have a sales staff consisting of employees operating in various regions of Brazil.

Pulp

Our pulp business unit’s commercial strategy is based on three pillars: strong relationships, long-term partnerships and differentiated services. To ensure proximity with our national and international customers and to ensure that our products are tailored to their needs, we use a Brazilian sales team, which services Latin America, and local sales teams in the United States, Switzerland and China. In Brazil and in each one of our international offices, we have technical assistance departments that focus on our customers’ needs, with the purpose of providing our customers with smart technical solutions for their transition from other types of fiber to eucalyptus fiber. We organize annual technical workshops, in Brazil and in each of the countries where we operate, to share with our customers and international offices our innovative initiatives, technical developments and market strategy.

Paper

In 2017, 71.0% of our paper sales were made in Brazil. In order to better serve this market, we have divided it into seven segments, designing different commercial and marketing strategies for each segment:

•	Packaging: this is the main end use of our paperboard sales and involves production of packaging for the pharmaceutical, cosmetic, tobacco, toys, clothing, shoes, food, beverage, hygiene and cleaning industries;

•	Promotional: this segment mainly involves coated paper sales and production of promotional flyers, catalogues, displays and signs;

•	Editorial: this segment accounts for the production of books, magazines and newspapers and involves the sale of all of the paper types that we produce (coated, uncoated and paperboard);

•	Notebooks: this segment involves the production of notebooks and diaries in both the local and export markets, and uses uncoated paper and paperboard;

•	Mailing: this segment mainly involves the production of forms and invoices, which use uncoated paper;

•	Office: this segment encompasses three sub-segments (copying, competition and corporate) and involves the commercialization of uncoated paper in cut-size format, mainly A4; and

•	Retail: this segment involves the commercialization of uncoated paper in cut-size format, mainly A4, in stationery stores, self-service businesses and convenience stores.

In order to serve the first five segments listed above, we combine different distribution channels: large paper volumes are sold directly to publishers and converters and small paper volumes are sold through publishing distributors. In the office and retail segments, sales are made indirectly, through paper distributors.

We own distributors for our paper and graphic products, one in Brazil and one in Argentina, Stenfar S.A.I.C. Importadora y Exportadora and Stenfar. For domestic distribution, we rely on four regional distribution centers: two in São Paulo, one in Serra (Espírito Santo) and one in São José dos Pinhais (Paraná), as well as our local distribution centers, in the cities of Campinas and Ribeirão Preto (State of São Paulo), Belém (State of Pará), Brasília (Federal District), Campo Grande (State of Mato Grosso do Sul), Londrina (State of Paraná), Fortaleza (State of Ceará), Goiânia (State of Goiás), Manaus (State of Amazonas), Porto Alegre (State of Rio Grande do Sul), Recife (State of Pernambuco), Rio de Janeiro (State of Rio de Janeiro), Salvador (State of Bahia) and Uberlândia (State of Minas Gerais).

Other than distributing our own line of paperboard and printing and writing paper, we also distribute other product lines to reach the graphics, editorial and consumer segments and to public agencies. Stenfar is a company-owned distributor of paper and computer supplies operating in Argentina through which we conduct such distribution operations. Stenfar has been operating for more than 58 years and has an important and active presence in the market. Stenfar has three subsidiaries in Buenos Aires, Córdoba and Mar del Plata. Stenfar services the graphics, editorial and consumer segments and public agencies, working with printing and writing paper, paperboard and computer supplies. According to market estimates on paper and computer supplies distribution, we believe Stenfar is one of the largest distributors in its market in the area.

In addition to providing our customers a more complete portfolio of services and products, our distribution operations in Brazil and Stenfar’s distribution operations in Argentina reinforce our commitment to strengthen our distribution channels, enlarging our network and directly benefiting our clients through greater proximity and agility in serving them.

In addition to our own lines of paperboard and writing and printing paper, we also distribute other product lines, for the graphics, publishing, consumer, converter and government entities segments.

Competition

The pulp industry is highly competitive. The top 20 producers currently supply approximately 75% of the global market. We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Fibria, Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets of North America and Europe. As such, Latin American pulp producers are our biggest competitors and key competitive factors are operational efficiency and exchange rate fluctuations. Many of our competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects. The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the second largest producer of eucalyptus pulp, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.

For the year ended December 31, 2017, of our total net revenues from sales of paper, 16.6% came from South and Central American clients (excluding Brazil), making up more than half of our total net revenues from exports to foreign markets. Our net revenues from sales of paper within the Brazilian domestic market constituted 71.0% of our total net revenues from sales of paper for the year ended December 31, 2017. Of our total net revenue for paper exports, revenue from South and Central American sales (excluding Brazil) represented 57.3%, 50.6% and 49.4% of our total net revenues from exports of paper in 2017, 2016, 2015, respectively. Revenue from European sales represented 13.1%, 12.7% and 11.0% of our total net revenues from exports of paper in 2017, 2016, 2015, respectively, and revenue from North American sales represented 24.0%, 29.2% and 27.9% of our total net revenues from exports of paper in 2017, 2016, 2015, respectively.

Property, Plant and Equipment

Eucalyptus Planted Forests

General

One of our greatest strengths is that we are a fully integrated low-cost producer of pulp and paper. That is due, in part, to the low cost of cultivating and processing eucalyptus trees compared to other species. As shown in the illustration below, the short growth cycle of our eucalyptus trees — seven years — presents a significant competitive advantage in relation to the costs associated with other fibers. For more information about our low wood costs, see “—Raw Materials—Wood”.

Our planted forests along with those of our partners are concentrated in the south of the State of Bahia, in the north of the State of Espírito Santo, in the State of São Paulo, in the east of the State of Minas Gerais, the states of Tocantins, Pará and in southwest of the State of Maranhão, and in north and east of the State of Maranhão and Piauí.

The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2017:

Location	Total Area Owned (thousand hectares)	Planted Area (thousand hectares)
States of Bahia, Espírito Santo and Minas Gerais	279	196
State of São Paulo	193	132
States of Tocantins, Maranhão, Pará, and Piauí	730	258

Total	1,203	587

Map of location of eucalyptus planted forests

On July 2, 2018, we exercised an option to acquire from Duratex S.A. (“Duratex”) approximately 20,000 acres of rural land and 5.6 million cubic meters of forest assets, for a price of R$ 749.4 million. The option to purchase was set forth in the Purchase and Sale Commitment of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, between Suzano and Duratex, which was announced to the market on February 5, 2018.

Assisted Growth

For new plantings, we use both seeds and clones selected for their characteristics, such as height and diameter, productivity per hectare, lack of branches below the crown, suitability to local soil and climate conditions, and resistance to disease. Saplings grown from selected seeds and clones are initially cultivated inside climate-controlled greenhouses for 30 days. These saplings are then transferred to outdoor nurseries, where they are allowed to grow for another 70 to 90 days, after which they are moved to be planted.

We conduct research specific to each of our growing regions, utilizing general concepts of plant physiology and genetics. In the future, our productivity may increase through cloned hybrid cuttings or selected seeds. The research program also continues to seek ways to improve the uniformity of wood quality and maintain ecological balance by studying the soil, plant nutrition and pest control.

Ecological Balance

Since the adoption of minimum-impact cultivation techniques in 1989, there has been an increase in the organic material present in our planted areas and subsequent improvement in water retention and soil fertility. Moreover, our policy is to plant eucalyptus interspersed with native species in mosaic development in order to preserve biodiversity. Of the total planted area, approximately 14.3% is harvested yearly, all of which is replanted thereafter. We seek to protect our planted forests from disease by establishing biological reserves and from fire by keeping the lanes between our production units of eucalyptus trees unobstructed and by maintaining a fire brigade.

Harvesting

Eucalyptus trees are harvested by our employees and by independent contractors through an automated system and, in some cases, manually. Logs are generally transported to our pulp mills as needed and we store small amounts of logs at all of our production facilities. Logs to be used in our production facilities in São Paulo are currently stored in the forests for an average of two to five months to allow them to dry before transportation. In Bahia, logs are transferred to the mill 40 days after harvesting.

Plant Locations and Capacity

General

We produce pulp and paper products from five modern operating facilities consisting of: two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira Units), a non-integrated paper production facility in the state of São Paulo (the Rio Verde Unit), an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri Unit); and an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz Unit). The following table identifies our pulp and paper mills and sets forth the nominal capacity of and the products produced at each mill, as of December 31, 2017.

Unit/Location	Major Products	Production Capacity (thousand tons/year)
Mucuri Unit — Bahia	Integrated Pulp	200
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano Unit — São Paulo	Integrated Pulp	450
	Market Pulp*	70
	Fluff*	100
	Paper*	550
Limeira – São Paulo	Integrated Pulp	290
	Market Pulp	400
	Paper	400
Rio Verde — São Paulo	Integrated Pulp	—
	Market Pulp	—
	Paper	50
Imperatriz Unit	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60

*	Flexibility to produce either fluff pulp or printing and writing paper.

For the year ended on December 31, 2017, our facilities had produced 3.5 million tons of total market pulp and approximately 1.2 million tons of paper. The following table sets forth our total pulp and paper production for the periods indicated:

Production	2017	2016	2015
	(in thousand tons/year)
Market Pulp	3,541	3,473	3,373
Paper	1,157	1,182	1,209

Total production	4,698	4,655	4,582

Research and Development

Our research and development activities, which employ natural resource specialists, are principally directed at increasing eucalyptus wood productivity and optimizing industrial processes, making our production more efficient and developing new products through: (i) improving the use of eucalyptus fiber in the manufacture of pulp, paper and paperboard; (ii) developing new applications for eucalyptus fiber including nanomaterials; (iii) conducting environmental research; and (iv) developing a eucalyptus bio-refinery to obtain renewable base chemicals. Our researchers in the industrial and natural resources areas work in close coordination with each other and with production, marketing and sales personnel. Our research and development facilities are located in the States of São Paulo and Bahia. Our policy is to continue to make investments in these kinds of research and development projects.

Our main forestry research focuses on natural growth, assisted growth, soil, nutrition and handling. Several research activities are developed in our own laboratories located in the States of São Paulo and Bahia. We have also developed several projects in partnership with research institutes and universities in Brazil and abroad. We direct our research and development activities at techniques to improve the productivity of eucalyptus trees, aimed at obtaining a more efficient production and supporting the development of new products. We try to identify the characteristics of wood and pulp that are essential to the production of high-quality paper.

In addition, we develop planted forest handling activities, through research on different types of soil, by checking the soil nutrition in order to seek greater levels of productivity and a more efficient forestry culture. We also invest in biotechnology related to the culture of tissues and mapping of molecular markers, and we maintain a close relationship with several universities and private research institutes both in Brazil and abroad that actively research these fields.

We are also participating in two eucalyptus genome projects. The first project, named Forest, is sponsored by the Eucalyptus Genome Consortium, a consortium of Brazilian pulp and paper product companies, and by the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), or FAPESP. The second project, named Genolyptus, is sponsored by the Brazilian Ministry of Science and Technology (Ministério da Ciência e Tecnologia).

Our main industrial research focuses on new applications for eucalyptus fiber. An example of this platform was the launch of our innovative Eucafluff in November 2015, which was the first application of eucalyptus fiber for market fluff. Regarding bio-refinery platform, we began eucalyptus lignin production in a pilot plant in December 2011 and we will start an operation of a demonstration plant, on an industrial scale, with a capacity of 20,000 thousand tons/year. This will be the first eucalyptus lignin plant in the world.

In 2015, we received approval from CTNBio through FuturaGene for the commercial use of genetically modified eucalyptus. Field experiments conducted in several Brazilian regions showed that this eucalyptus would allow for a 20% increase in wood volume when compared to the conventional clone. The FuturaGene’s GMO eucalyptus was the first clone approved for commercial purposes by CTNBio and represents the most significant benchmark in the wood industry since the adoption of the clonal technology. This approval also marks the beginning of a new phase of sustainable forest management, with Brazil becoming the first country to conclude the development cycle of this technology, which allows for more production with fewer resources.

Regarding nanotechnology, we built and have operated a nanofiber pilot plant since 2012, developing some marketing applications. We plan to build an industrial plant soon. We also have developed technologies to transform industrial waste grits and dregs, into market products, according to our environmental research platform. Biofuels are also included in this initiative.

Environmental Matters

General

We are committed to produce pulp and paper with a minimum of waste production and with the lowest impact on natural resources and the environment. Our continuing goal is to avoid and mitigate adverse impacts on the environment by controlling our emissions into the air and water, preserving biodiversity and by fully complying with Brazilian environmental regulations and recognized international environmental standards. In 1996, we were the first pulp and paper company in the world, and the first company in Brazil, to obtain the International Organization for Standardization 14001 (ISO 14001) certification for our planted forests in the State of Bahia. Our forests are also certified by the Forest Stewardship Council (FSC) and Programme for the Endorsement of Forest Certification (PEFC). Our environmental protection investments in 2017 totalled R$ 76.2 million in respect of our industrial units and R$ 13.0 million in respect of our forestry units. Our environmental policy seeks to:

•	contribute to social and economic development while supporting environmental protection by the adoption of innovative management procedures and remaining a benchmark reference on environmental protection;

•	prevent pollution, from research through installation, operation and commercialization of our products;

•	develop and stimulate environmental education in a systemic and participative manner in order to promote environmental consciousness among our partners, collaborators and community;

•	promote protection of water resources, seeking sustainable atmospheric and soil conditions and biodiversity conservation in the areas in which we operate; and

•	extend and share our preservation and sustainable management programs among our community and organized sectors of society.

We are also committed to respect and preserve the environment, through reducing our consumption of natural resources and mitigating the impacts of our activities. At the forestry unit, R$ 27.2 million have been invested in monitoring and conserving natural resources and biodiversity, restoration projects, discussions with organized segments of civil society regarding best management practices, meeting certification demands, environmental education programs and sustainable development of local communities, among others.

Our environmental policy and environmental management system are aligned with the most advanced international standards. In 2017, costs incurred for compliance with environmental law were approximately R$ 11 .0 million. We have the ISO 14001 certification, which attests to our environmental management system, at all our industrial units, and our Mucuri Unit was the first in the pulp and paper sector globally to obtain this certification in 1996. We also have received other certifications, including ISO 9001, OHSAS 18001, CERFLOR/PEFC (Program Endorsement Forest Council) and FSC (Forest Stewardship Council), which attests that our forest management is environmentally correct and socially just. The FSC seal, created by different multisector international organizations, has strong international recognition and is also labeled in several of our products and our clients’ products. We operate, therefore, under strict compliance with environmental laws and regulations.

Our environmental commitments are also supported and monitored by relevant organizations and coalitions, including the Global Pact for the Environment, the Fundação Getulio Vargas /Centro de Estudos em Sustentabilidade (FGV-CES) and Coalizão Brasil Clima, Floresta e Agricultura (Climate, Forest and Agriculture Brazilian

Coalition). In addition, we maintain a strong partnership with recognized forums and organizations to discuss and share knowledge on sustainability, including the World Wildlife Fund-Brazil, the World Wildlife Fund / New Generation Plantation, The Nature Conservancy, CI (International Conservation), The Forest Dialogue, Diálogos Florestais Nacionais (Brazilian Forest Dialogue), Fórum Florestal (Forest Forum), IBÁ (Brazilian Tree Industry Association), Instituto Ethos (Ethos Institute), the Brazilian Corporate Council for Sustainable Growth (Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável) and the GHG Protocol Brazil.

We also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by the Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability. In 2017, we invested R$ 3.5 million on its maintenance.

Water

Our proactive management of water use and reuse utilizes tools and technologies that allow rational use of water resources, essential for the production of pulp and paper, both in terms of industrial operation and for forest productivity. We have been granted rights for water collection from rivers, wells and reservoirs for use in our unit’s mills and forests. We have a permanent commitment to increase the efficiency of operations and consequently reduce consumption – which has occurred every year through internal reuse and improvement of industrial processes.

In 2017, we leveraged our initiatives through important partnerships such as The Nature Conservancy, the world’s largest environmental organization. Through the “Nascentes do Rio Mucuri Project”, we commenced activities aimed at promoting the sustainability of the river, as well as encouraging initiatives to protect natural springs and restore native vegetation. The region chosen for this work has Atlantic Forest remnants, one of the most biodiverse biomes on the planet, and currently occupies only 12% of its original area in Brazil.

We also invested in the installation of new equipment and processes, such as the new effluent treatment station (using activated sludge technology, which reduces the organic load launched in the Mucuri River) in Mucuri. On this project alone, we invested over R$ 100.0 million as a demonstration of our strong commitment for a better and more sustainable environment.

Solid Waste and Wastewater

Waste management is present in our processes and operations, both industrial and forestry. Wastewater treatment at all industrial sites takes place in our own Sewage Treatment Plants (STPs), and includes the primary treatment (physical) and secondary treatment (biological), a stage in which oxygen and nutrients are added, and pH is controlled. At the Limeira and Maranhão units, activated sludge technology is used for secondary treatment, while aerated lagoons are used at the Suzano and Mucuri units. We have composting plants at the Limeira, Suzano and Rio Verde units. In addition, as members of the IBÁ and the Business Commitment to Recycling (Cempre), we participate in discussions about the industry’s plans under the National Solid Waste Plan, established by the federal government.

In respect of residues and effluents from our industrial units, we carry out a broad management program aimed at reducing such residues and controlling and reducing potential risks to the environment. Moreover, we have established partnerships with third parties for the use of these residues as fertilizer and other recycled materials. Consequently, we now generate revenue from what previously were expenses, in addition to helping the environment. In 2009, the Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo), or Cetesb granted us a license to use the biomass ashes from the boilers in our Suzano Unit as fertilizers in our forests in São Paulo, the first time such a license was granted in the industry.

Biodiversity

Our forestry practices reflect our concern for biodiversity, from planning to implementation. Today we plan and implement our forest management operations using the mosaic landscapes approach, where eucalyptus stands are intermingled with native vegetation. We seek to connect the main native fragments, forming ecological corridors, contributing to the preservation of fauna and flora. Furthermore, we also work with minimal cultivation, where planting is done with low soil interference (crop residues - twigs, leaves and bark - are kept on the ground, contributing to fertility and protecting against erosion). This model provides a suitable environment for conserving and maintaining biodiversity.

We reserve approximately 44.7% of our total land, or 538,168 hectares as environmental preservation areas. This total includes permanent preservations areas (i.e. riparian forests), legal reserves, high-value conservation areas, and other natural areas dedicated to environmental preservation, which exceed the requirements set by Brazilian law and global practice in the pulp and paper industry. We carry out periodic monitoring of fauna and flora in order to ensure its perpetuity. This monitoring has occurred since 2008 in Bahia, and since 2013 in São Paulo and Maranhão.

We continued our partnership with The Nature Conservancy (TNC), a non-governmental organization, to craft biodiversity conservation plans, which cover the remaining forest biomes in the Atlantic Forest, Cerrado and Caatinga, resulting in the Conservation Area Plan (PCA), which sets strategies for conserving biodiversity. We also continued our partnership with World Wildlife Fund-Brasil Corporate Partnership, where companies from a variety of industries exchange ideas and tools on how to improve their environmental management. We are the only company in the pulp and paper sector involved in the partnership.

Climate Change

The issue of climate change incorporates our continuous search to adopt best practices in the management of greenhouse gas (“GHG”) emissions, consisting of pillars of quantification, reduction and compensation.

In 2008, as one of the founding members, we began a partnership with FGV in the Brazilian program GHG Protocol, which aims to identify and account for emissions from the production process considering the direct emissions from our operational control sources (scope 1), indirect emissions from electricity consumption (scope 2) and activities associated with its production chain, but not controlled by us (scope 3). This tool is designed in accordance with the GHG Protocol methodology of the World Resources Institute (WRI).

Regarding the reduction of emissions, several continuous improvement campaigns are deployed in industrial plants and in forest areas, as well as technological investments in order to reduce the generation of greenhouse gases, increase environmental gains and meet the demands of customers, investors and consumers.

In 2010, we were the first pulp and paper company in Brazil to calculate our carbon footprint by measuring the gas emission throughout our products’ entire life cycle, from raw materials production and distribution through sale, use and disposal, which represents a broader exercise than the greenhouse gases inventory that we have been doing since 2003.

In order to act more strategically, in 2017 we resumed our life cycle analysis studies and began a low carbon strategic assessment. This study seeks to identify and analyze the main value attributes that connect climate change to competitive management, as well as producing strategic guidelines for our climate governance.

We have also adopted a policy to reuse the energy resulting from our production process. Our industrial units produce a significant portion of their energy requirements, and currently approximately 85% comes from renewable fuels (such as black liquor and biomass), and the remaining 15% from non-renewable resources (such as natural gas and fuel oil). Our Mucuri and Imperatriz Units are also almost self-sufficient in energy. In fact, currently both units are selling energy to the grid. In 2016 and in 2017, we added 700,000 MWh and 689,000 MWh to the public grid, respectively.

Brazilian Environmental Regulation

The Brazilian federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of Brazilian fauna and flora. The authority to enact laws and issue regulations with respect to environmental protection is exercised concurrently by the federal government, the states and the municipalities. The municipalities have authority to enact laws and issue regulations only with respect to matters of local interest or to supplement federal and state laws.

The National Environmental Policy has established that the regular operation of activities that cause actual or potential pollutants, that use natural resources or that, in any manner, result in environmental degradation are subject to prior environmental licensing requirements. This procedure is necessary both for the initial installation of the facility and for any expansion of such facilities. The environmental licensing process basically follows three consecutive stages: preliminary license, installation license and operating license.

Regarding licensing procedures, municipalities have the jurisdiction to license facilities that only have a local environmental impact. Where the environmental impact of the facility is more widespread but still confined to one state, state governments have the jurisdiction to license such facilities. But if a facility generates an environmental impact on more than one state or involves a strategic interest (such as nuclear plants or indigenous lands), the federal government has jurisdiction to license the facilities.

Our activities are currently licensed by the following state agencies: (i) the São Paulo State Secretariat for the Environment (Secretaria Estadual de Meio Ambiente de São Paulo), or SMA and the Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo), or CETESB; (ii) the State Council for Environmental Policy (Conselho Estadual de Política Ambiental), or COPAM and the State Foundation for the Environment (Fundação Estadual do Meio Ambiente), or FEAM, in the State of Minas Gerais; (iii) the State Council for the Environment (Conselho Estadual de Meio Ambiente), or CEPRAM and the State of Bahia Environmental Institute (Instituto de Meio Ambiente da Bahia), or IMA, in the State of Bahia; (iv) the State of Espírito Santo Environmental Institute (Instituto do Meio Ambiente do Espírito Santo), in the State of Espírito Santo, (v) the State Secretariat for the Environment and Renewable Resources (Secretaria Estadual de Meio Ambiente e Recursos Naturais), or SMA, in the State of Maranhão; (vi) the Nature Institute (Instituto da Natureza), or NATURANTINS, in the State of Tocantins; and (vii) the State Secretariat for the Environment and Water Resources (Secretaria Estadual de Meio Ambiente e Recursos Hídricos), or SEMAR, in the State of Piauí.

The preparation of an environmental impact study and its corresponding environmental impact report, or EIA/RIMA, is required for purposes of licensing activities with significant environmental impact. In any such event, investments are required in order to compensate for negative environmental impacts. The amount of investment made to compensate for the environmental impact must be up to 0.5% of the total cost of the development. Since our principal activities began before the environmental compensation law, we were not required to invest to compensate for the environmental impact for projects performed before the year 2000, as set forth in the law that established the National System of Conservation Units – SNUC. However, new activities started after the institution of SNUC are subject to environmental compensation, which may result in new investments to compensate for the environmental impact of new projects.

We have licenses for the operation of our plants, which are generally valid for five years from date of issuance and may be renewed for additional five-year periods. The operating permits require, among other things, that we periodically report our compliance with certain emissions standards set forth by the appropriate environmental agencies. With regard to our plans, we are currently either (i) in compliance with all operating and environmental licenses or (ii) in the process of renewing these licenses.

Our forestry activities are concurrently regulated by the federal government and the state governments of the States of São Paulo, Bahia, Espírito Santo, Minas Gerais, Piauí, Tocantins and Maranhão. The planting and harvesting of trees can only be done in accordance with a plan previously approved by the state agencies, except for the State of São Paulo, where a forestry license is not required. Furthermore, in observance of the new Forestry Code (Federal Law n. 12.561/2012), in general, we must keep at least 20% of our landholdings covered with native forests or replanted with indigenous tree species as a legal reserve (reserva legal). Legal reserves must be registered with a new program named the Rural Environmental Registration (CAR – Cadastro Ambiental Rural). In such system, the land owners shall provide information on all the environmentally protected areas to the environmental agency. However, this restriction increases to 35% in the northern region savannah and up to 80% in the Amazon forest. Also, according to federal law, native vegetation from areas along rivers and other water bodies as well as steep slopes and hilltops are to be treated as permanent preservation areas, which are essential to the conservation of water resources, scenery, animal, human and plant health, biodiversity and soil in the area. Our forestry operations are in compliance with all applicable laws and regulations. See “—Environmental Matters”.

Our operations are subject to various environmental laws and regulations, including those relating to air emissions, effluent discharges, solid waste, odor and reforestation. In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines, imprisonment and confinement, in the case of individuals, or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

•	fines that may reach up to R$ 10 million if operating without a license and R$ 50 million in the case of severe environmental damages;

•	partial or total suspension of activities;

•	forfeiture or restriction of tax incentives or benefits; and

•	forfeiture or suspension of participation in credit lines with official credit establishments.

In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also provide compensation and reimbursement for the damage that was caused to the environment and third parties. At the civil level, there is joint and strict liability for environmental damages. This means that the obligation to compensate for the damage caused to the environment may affect each and every individual or legal entity directly or indirectly involved, regardless of the existence of actual fault by the agents. Therefore, the engagement of third parties to carry out any intervention in our operations, such as the final disposal of waste, does not exempt the contracting party from eventual damages to the environment caused by the contractor. In addition, environmental laws provide for the possibility of piercing the corporate veil, in relation to the controlling shareholder, whenever such corporate veil is an obstacle for the reimbursement of damages caused to the environment.

Using advanced technology, our operations comply with all applicable Brazilian laws and regulations, and we believe that we also meet all recognized international standards to which we or Brazil are signatories. In the past five years, we have not received any administrative penalties or warnings that might be considered relevant or material fines in respect of violations of Brazil’s environmental laws or policies.

Intellectual Property

In spite of our research and development activities and investment in trademarks, we are not dependent on any particular patent, trademark, license, royalty agreement, industrial agreement or new production process.

Trademarks

We have registered many of our trademarks, including, as the case may be, our multipurpose paper trademark “Report®,” in countries across five continents, including, among others, the United States and Canada, countries that form part of the European Union, and countries located in Latin America, Africa, Asia and Oceania.

More specifically in Brazil, we have registered, or are applying for registration, with the National Industrial Property Institute (Instituto Nacional da Propriedade Industrial), or INPI several of our trademarks, including Report®, Paperfect®, Suzano®, Cartão Supremo®, Artwork®, Reciclato®, Pólen®, Alta Alvura®, Super 6®, Couché Suzano®, Suzano Pulp®, EucaFluff and Max Pure® and Mimmo®.

Patents

We have applied for registration or have registered the patents covering the following main processes with the INPI:

•	process for obtaining special board with security features for pharmaceutical packages and others (board “F”);

•	method for genetic transformation of plant cells;

•	machinery for production of cellulose pads;

•	reversible process for conversion of paper pulp production into dissolving pulp production and process for production of dissolving pulp;

•	lignin static mixer; and

•	process for production of calcium chloride and carbon dioxide.

Insurance

We believe that we maintain adequate insurance coverage for our facilities with respect to our operational and commercial risks. Consistent with industry norms and practice in Brazil, we do not maintain insurance coverage for fire and other risks to our planted forests. Nonetheless, we adopt a series of measures, such as, maintenance of a firefighting brigade and keeping the lanes between our production units of eucalyptus trees unobstructed, which historically has significantly prevented the spread of fires. We use the amounts we would otherwise pay as premiums for fire insurance to implement preventive and safety measures, such as installing fire towers and fire control equipment and training firefighting personnel. It is our policy to maintain insurance coverage for our inventory of wood.

Employees

General

As of December 31, 2017, we employed a total of 7,830 employees, distributed as follows:

As of December 31, 2017
Management	577
Specialists/Engineers	1,060
Administrative	1,096
Operations	5,097

Total	7,830

As of December 31, 2017, we used 12,221 workers employed by third-party subcontractors and service providers, for many of our operations and for substantially all of the transportation of wood, pulp and other raw materials. Approximately 50.1% of the workers employed by third parties work in our forestry operations, 49% in our industrial operations and the remaining in other operational and administrative functions. In the years 2015, 2016 and 2017, the number of accidents in our facilities have amounted to 98, 87 and 66, respectively.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.

Compensation

In addition to receiving a fixed salary, our employees participate in a profit-sharing program based on the achievement of certain personal and corporate targets, which seek to stimulate our employees to effectively contribute to our growth. We also provide the following benefits to our employees, among others: life insurance, health care plans, day-care allowance, dental care, meal vouchers, cafeteria, food vouchers, transportation vouchers, Christmas food basket or voucher, toys or toy vouchers for employees with children up to 12 years old, educational support for our employees’ children, support for our employees with children with special needs, payroll loans, private pension plan and awards for period of service.

The compensation of the members of our board of directors and board of executive officers is determined annually at our ordinary shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers. Our shareholders’ meeting held on April 26, 2018 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2018 in the amount of up to R$ 60.4 million. For more information on the compensation of Suzano’s board of directors, board of executive officers and fiscal council, see “Suzano—Management and Compensation—Compensation”.

Phantom Shares Plan

Our phantom shares plan is settled in cash and based on the market price of our shares. Annually, if certain performance targets established by our Management Committee are met, our main executives are granted “phantom shares” in the amount resulting from the division of their salaries by the average market price of our shares at closing in the 90 trading days prior to the grant date. We grant the phantom shares in addition to the salaries of our executives. The phantom shares vest within three years of working at the Company; after such period, they can be redeemed by the executive at an exercise price corresponding to a given percentage over the average market price of our shares at closing in the 90 trading days prior to the exercise date.

Stock Option Plan

On August 29, 2008, our shareholders approved our share-based payment plan, establishing the main terms regarding stock options for the acquisition of our class A preferred shares for our officers, directors and other employees. The terms and conditions to grant such stock options were approved by the board of directors, assisted by a special committee. The options granted under such plan may not exceed 2% of our paid in capital stock. Certain executives currently receive part of their compensation pursuant to this share-based payment plan.

On January 18, 2013, 9 million stock options were granted, divided into five tranches of 1,800,000 options each. The vesting period for each of the tranches depends on the performance of the beneficiary during the vesting period, meaning that such vesting period can be anticipated if the relevant performance goals are achieved.

The options are vested as follows: (i) the first tranche is vested within 24 months, and may have vesting reduced to 12 months; (ii) the second tranche is vested within 36 months, and may have vesting reduced to 24 months; (iii) the third tranche is vested within 60 months, and may have vesting reduced to 36 months; (iv) the fourth tranche is vested within 72 months, and may have vesting reduced to 48 months; and (v) the fifth tranche is vested within 84 months, and may have vesting reduced to 60 months. Once the options are vested, the beneficiary has 90 days to exercise the options.

On November 10, 2017, we converted our class A preferred shares into common shares, as approved by the shareholders on September 29, 2017 by both the extraordinary general shareholders meeting and the special class A shareholders meeting.

Share Appreciation Rights Plan

Since 2014 we make available to certain of our executives and employees a Share Appreciation Rights Plan, under which the payment, in cash, is linked to the price of our shares. The difference between this plan and the Phantom Shares Plan is the fact that there is a minimum appreciation requirement for vesting.

The options have an exercise price (or minimum level of share appreciation) that represents the average of the last 90 trading days prior to the grant date. The plan is composed of one tranche with a vesting period ending three years after the grant and maturing six months after the end of the vesting period. After 5 years, the options are exercised automatically.

The beneficiary is invited to participate in the plan. The acceptance by the beneficiary requires the investment of an amount equivalent to 5% of the grant at the date of the grant, and 20% at the end of the vesting period, which must be deposited in our bank account.

The beneficiary’s gain varies depending on the performance of our shares and may vary up to 25% more depending of the relative performance of our shares and the competing shares. This percentage is calculated based on our performance for the relevant period in comparison with our competitors’ performance, and may vary between 75% and 125%.

Material Agreements

Financing Agreements

For a description of the main agreements comprising our short and long-term indebtedness as of March 31, 2018, see “Operating and Financial Review and Prospects—Sources and Uses of Funds—Indebtedness”.

Legal and Administrative Proceedings

Overview

We are party to a large number of legal actions arising from our normal business activities, including general civil, tax and employee litigation and administrative and environmental proceedings. The liability that could arise with respect to these actions is described below, according to each of their natures. Although the amounts of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely, would not, individually or in the aggregate, have a material adverse effect on our financial condition.

Tax Proceedings

As of March 31, 2018, we were involved in approximately 560 administrative and judicial tax-related proceedings, 390 as defendants and 170 as plaintiffs. These claims involve matters of Social Integration Program (PIS), Tax for Social Security Financing (COFINS), tax on manufactured products (IPI), Tax on sale of goods and services (ICMS), Tax on services (ISS), income tax and contribution on net profits (IRPJ/CSLL), and Social security contributions (INSS).

As of March 31, 2018, we had provisions of R$ 273.0 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. This total amount includes provisions for tax matters related to PIS and COFINS credits that are not related to ongoing tax claims.

In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is approximately R$ 1,045.5 million. As of March 31, 2018, there are no provisions accrued regarding such claims.

As of March 31, 2018, we were not defendants in any tax and social security contributions claims in which the individual amount in dispute was considered relevant (higher than 0.5% of our net equity with the likelihood of loss probable or possible).

Labor Proceedings

As of March 31, 2018, we were involved in 3,458 labor proceedings and we had provisions in a total amount of R$ 44.7 million for probable losses in connection with these proceedings. In addition, the total amount related to labor claims in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$ 16.5 million, and, as of March 31, 2018, there were no provisions accrued regarding such claims.

The labor claims involve matters usually challenged by industrial employees, such as overtime, termination payments, requests for additional compensation for allegedly unsafe labor conditions, in addition to lawsuits filed by outsourced and third party employees claiming that we are secondarily or jointly liable for compensation owed to them by their original employers.

We are the defendant in six material labor claims, of which (i) four were filed by employees’ representative unions from the regions where our employees are established, claiming for the payment of allegedly unsafe labor conditions premium to employees listed by the employees’ representative unions in such claims, and (ii) two were filed by the Labor Public Prosecutors’ Office, discussing allegedly outsourcing irregularities.

As of March 31, 2018, the total amount under dispute in three of the material labor claims filed by employees’ representative unions was approximately R$ 27.7 million. For one of these claims, we provisioned the amount of R$ 4.5 million, which we classify as probable loss. For the other two claims, the amount under dispute is approximately R$ 23.3 million, which we classify as possible loss and, as such, we had no provisions in connection with these two proceedings. With respect to the fourth claim filed by employees’ representative unions, we have no estimated amount under dispute and we classify the risk of loss as possible.

With respect to the two labor claims filed by the Labor Public Prosecutors’ Office, we classify the risks associated with these claims as possible. As of the date of this registration statement, it is not possible to determine the amount under dispute, since these actions are in their early stages and there are no reliable and objective parameters available to estimate the amount under dispute.

Civil Proceedings

As of March 31, 2018, we were involved in 429 judicial civil proceedings. We had provisioned R$ 3.5 million for contingencies related to probable losses in these cases. There are also civil proceedings, for which the probability of losses is possible and that are not recognized in the provision for contingencies, involving a total amount in dispute of approximately R$ 102.0 million. These proceedings refer mainly to indemnification claims, real estate possession challenges and claims for the revision of contractual provisions.

We have four relevant civil legal lawsuits, which are related to environmental disputes and were all filed by the Federal Public Prosecution Office challenging the jurisdiction of the municipal or State agency authorities to grant environmental licenses. The Federal Public Prosecution Office alleges that the environmental licensing proceeding should be carried out by the Brazilian Federal Environmental Agency – IBAMA. Our counsel deems the risks associated with such cases to be remote, since IBAMA does not acknowledge having jurisdiction to perform the licensing proceedings and there is no clear legal ground to sustain such jurisdiction. The risks involved in such cases are the creation of unfavorable precedents, delays in our plantation schedule and the suspension of the Maranhão unit activities for a period of time. We are waiting for the superior court’s pronunciation.

We are involved in a civil lawsuit related to differences of operation fees in a port area. The first instance court rendered a decision, based on a technical document issued by an specialist, deeming the claims filed by the Federal Public Prosecution Office groundless. Our counsel deems the risks associated with such case to be remote. The Federal Public Prosecution Office filed an appeal against such court decision and we are waiting for the second instance court’s decision.

We are also involved in a dispute alleging that our trucks are overweight and may have caused damage to federal roads. An unfavorable decision may impact our transportation logistics. We and our external lawyers deem the risks associated with such case to be remote. We are waiting for the lower court’s pronunciation.

In addition, we are involved in a dispute related to possible environmental damage in Cubatão/SP, allegedly caused by Cia Santista, a company that was acquired by Ripasa, which in turn was acquired by us. This lawsuit has lasted for over 30 years and involves 46 other companies. The lawsuit is a dispute seeking reparation for the environmental damage to Serra do Mar’s State Park (a especially protected area) allegedly caused by several companies that maintained activities in the industrial district of Cubatão until the 1990s.

On September 2017, the lawsuit was ruled in favor of the plaintiff, sentencing the defendant companies to recover the damages allegedly caused or, should the environment be already recovered, to pay a compensation of equal value of the cost of the recovery. This compensation would be allocated to expand the Serra do Mar’s State Park. The ruling, however, did not determined the amount that should be paid as compensation, leaving the definition of this value to a latter procedural stage.

This ruling was contested by the companies by means of Embargos de Declaração, appeals that aimed to obtain reconsideration of the decision from the Judge. These appeals were rejected in January 2018. The companies then appealed to the state supreme court. As of this date, a ruling on this appeal remains pending.

Brazilian Press Reports of Alleged Tax Investigations

There have been reports in the Brazilian press alleging that we and certain other Brazilian companies have made payments to companies held by officials of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. In light of such press reports, we performed an internal assessment of our payments, which did not reveal any wrongdoing or violation of applicable laws. As of the date of this registration statement, we have not received any notice or summons from any government authority involving any investigation related to improper payments to any such officials. Nonetheless, we cannot assure you that we are not currently under an investigation of which we have not yet been notified, or that we will not face potential lawsuits, liability and/or damage to our reputation from such allegations or any such investigation, if commenced or notified.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our consolidated financial condition and results of operations should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 presented in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), included in this prospectus, and with our unaudited consolidated interim financial information as of and for the three-month periods ended March 31, 2018 and 2017 presented in accordance with IAS 34 Interim Financial Reporting, and the corresponding notes thereto, in addition to the information under “Selected Financial Data”.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Risk Factors”.

Overview

We believe we are one of the largest vertically integrated producers of pulp and paper in Latin America, with over 90 years of experience in the pulp and paper industry. We operate mainly in the pulp (paper grade and fluff) and paper (paperboard and printing and writing) segments.

We are the second largest producer of eucalyptus pulp in the world and the fifth largest producer of market pulp, according to Hawkins Wright. We believe we are one of Brazil’s largest paper producers, and, based on data from IBÁ, we accounted for nearly 38% of the printing and nearly 26% of the writing paper and paperboard produced in Brazil in 2017.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira Units), a non-integrated paper production facility in the state of São Paulo (the Rio Verde Unit), an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri Unit); an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz Unit), and FuturaGene. We own one of the largest distribution structures for paper and graphic products in South America. Further, we maintain representative offices in China and England, subsidiaries in the U.S., Switzerland, Argentina and Austria and research labs in Israel, China and Brazil. For more information on Suzano’s businesses, see “Information About Suzano—Business—Overview” and “Information About Suzano—Business—Our Corporate Structure”.

Summary of Critical Accounting Policies

When preparing our consolidated financial statements, our management used estimates, judgments and accounting assumptions about the future affecting the application of our accounting policies and our assets, liabilities, income and expenses. Actual results may differ from such estimates.

We review our estimates and assumptions continuously and any change thereof will be prospectively recognized.

See below information on judgments and assumptions used while applying accounting policies that have significant effects on the amounts recognized in our financial statements and which have significant risk of causing material adjustment:

Financial Instruments

The fair values of quoted financial instruments are based on current market prices. If the market for financial instruments is not active, we establish the fair value using valuation techniques. These techniques include recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that adopt maximum use of market inputs and rely to a lesser extent on entity-specific inputs (see note 4 to our financial statements).

Biological Assets

The discounted cash flow methodology is used to calculate the fair value of forest biological assets, whereby several critical economic and forest assumptions are made with a high level of judgment (see notes 3.1.6 and 13 to our financial statements).

Useful life and recoverable value of tangible and intangible assets

The useful life of our relevant tangible assets was defined by our management and is considered in the specifications of machine and equipment manufacturers, at the operational level of industrial units, and the quality of preventive and corrective maintenance. Our intangible assets with defined useful life are defined by our management. These estimates involve a high degree of judgment and uncertainties. In the event of changes and circumstances indicating that the book value of one of our assets or group of assets may not be recoverable, our management will re-evaluate and adjust the useful life of our assets according to the new outlook (see notes 15 and 16 to our financial statements).

Deferred income tax

The recognition and amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates related to our future performance.

These estimates are part of a long-term plan, which is reviewed annually by our management and submitted to our board of directors for approval. This long-term plan is designed using several macroeconomic variables, such as exchange and interest rates; variables applicable to our market segment, such as curves of expected offer/supply and projected sale prices; operating variables, such as expected production costs and volumes. This set of variables evidences our judgment regarding the expected materialization of these assumptions and uncertainties.

Our management understands that, based on projected results and recorded results, the realization of deferred credit assets is probable (see note 12 to our financial statements).

Actuarial liability

We have actuarial commitments of post-employment benefits related to health insurance for former employees. These commitments and costs depend on a series of economic and demographic assumptions, mainly discount rates, long-term inflation, variation in medical and hospital costs, and variability in the actuarial table used, which imply some level of judgment regarding the assumptions adopted.

These estimates are reviewed annually by our management and may differ from our actual results due to changes in market and economic conditions (see note 22 to our financial statements).

Contingencies

We are currently involved in certain labor, civil and tax proceedings. The provision for legal proceedings is recorded based on our management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (see note 21 to our financial statements).

New standards, revisions and interpretations not effective yet

IASB issued and approved the following accounting standards/interpretations that are not yet effective and we did not early adopt them for the preparation of this interim information.

Our management evaluated or is evaluating and measuring the impacts of adopting the following standards/interpretations:

•	IFRS 16 – Leases – It replaces IAS 17 and essentially requires that lessees recognize future payments in their liabilities and the right to use a leased item in assets for practically all lease agreements. Therefore, financial lease and operating lease agreements receive similar accounting treatment, although certain short-term leases or those for small amounts are outside the scope of this standard. This standard will be effective as of January 1, 2019.

Based on preliminary assessments, we believe that the biggest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used to plant eucalyptus forests, with terms of up to 3 cycles of forest formation, for around 21 years (see note 19.5 to our unaudited consolidated interim financial information). However, as of the date hereof, we were still analyzing these and other lease agreements, as well as the transition criterion to be adopted to implement the new standard.

•	IFRIC 23 Uncertainty over Income Tax Treatments – Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32 income taxes and the new interpretation IFRIC 23 apply only to income tax and social contribution. IFRIC 23 does not introduce new disclosures, but rather reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1, 2019.

We are assessing the changes introduced by this new interpretation and, based on the analysis conducted made until the date hereof, we did not identify any major changes that cause any impact on its interim information.

Principal Factors Affecting Our Revenues and Operating Results

Principal Operating Factors

Our results of operations for the years ended December 31, 2017, 2016 and 2015 have been influenced, and our results of operations will continue to be influenced, by a variety of operating factors, including:

•	capacity and production volumes;

•	volume of pulp sales;

•	allocation of our pulp exports per region;

•	volume of paper sales;

•	allocation of our paper sales between local and international markets;

•	wood supply;

•	cost of raw materials;

•	energy matrix;

•	list processes; and

•	logistics costs.

Principal Macroeconomic Factors

Volatility of Currency Exchange Rates

The variation of the real against the U.S. dollar has affected and will continue to affect our financial condition and consolidated operating results when expressed in reais, in addition to impacting our revenues, expenses and assets denominated in foreign currency.

Sales revenues from exports and, therefore, our operating cash flow, are directly affected by the variation of the average exchange rate between the real and the U.S. dollar. In the years ended December 31, 2017, 2016 and

2015, net sales revenue derived from exports represented 69.5%, 66.7% and 69.5%, respectively. Our exports sales are mainly denominated in U.S. dollars. The depreciation of the real causes an increase in such revenues when expressed in reais, while the appreciation of the real results in lower sales revenue from exports. Revenues in the domestic market are indirectly influenced by the variation of the exchange rate, given that the imported paper quoted in U.S. dollars gains or loses competitiveness in the domestic market depending on the exchange rate.

Our costs and operating expenses, such as freight and insurance costs related to exports and costs of chemicals used as raw materials, among others, are also affected by currency fluctuations. Therefore, the depreciation of the real results in increases in such costs and expenses, when expressed in reais, while the appreciation of the real results in the reduction of costs and expenses.

Our consolidated balance sheet items indexed in foreign currency, especially short- and long-term loans and financing, foreign accounts and accounts receivable from clients and inventory abroad, are also directly affected by variations in exchange rates.

The current and non-current portions of our consolidated indebtedness denominated in foreign currency totalled R$ 8.6 billion, or 70.5% of our gross indebtedness as of December 31, 2017. This amount is almost entirely tied to the U.S. dollar and therefore the exchange rate variations directly affect our results at the end of each fiscal year.

Inflation

Our financial condition and results of operations are also affected by inflation. Costs and expenses, with the exception of certain U.S. dollar-denominated expenses (such as those related to export sales and chemical raw material purchases), are generally incurred in reais and tend to reflect the effects of inflation. See “– Brazil” for further information on the inflation.

Interest Rates

Exposure to interest rate fluctuations is essentially related to:

•	fluctuations in LIBOR, which affect our loans denominated in U.S. dollars; and

•	fluctuations in the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, and the CDI, which affects investments and loans denominated in reais.

The interest rate applicable to our financial investments denominated in reais is based on the CDI. Our financial investments denominated in U.S. dollars earn interest based on rates tied to U.S. Treasury notes.

Brazil

We are a Brazilian company with significant operations in Brazil, and accordingly our financial condition and results of operations are influenced by the Brazilian macroeconomic environment. See “Risk Factors—Risks Relating to Brazil”. After recording strong to moderate growth in prior years, the Brazilian economy began to stall in 2014 due to a number of factors, including weak fiscal policies, lower commodity prices, decreased internal consumption and reduced foreign investment resulting from increased political and market instability. Accordingly, Brazil’s GDP grew by only 0.50% in 2014 (compared to 3.00% in 2013), and decreased in real terms by 3.55% and 3.46% in 2015 and 2016, respectively. In 2017, Brazilian GDP grew by 1.0% due to substantial increase in family consumption.

The inflation rate index for consumer goods (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, as published by the IBGE, was 5.91%, 6.41%, 10.67%, 6.29% and 2.95% in 2013, 2014, 2015, 2016 and 2017, respectively.

During 2013, the real continued to depreciate against the U.S. dollar by 12.8%, reaching an exchange rate of R$ 2.34 per US$ 1.00 as of December 31, 2013. As a result of the political and economic instability, the real also continued its decline against the U.S. dollar in 2014 and 2015, reaching R$ 2.66 per US$ 1.00 on December 31, 2014 and R$ 3.9048 per US$ 1.00 on December 31, 2015. In early 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, and appreciated against the U.S. dollar from March 2016 until early 2017. For most of 2017, the real continued to fluctuate, and has depreciated against the U.S. dollar since the beginning of 2018. As of December 31, 2017, the real/U.S. dollar exchange rate was R$ 3.3080 per US$ 1.00. On March 31, 2018, the real/U.S. dollar exchange rate was R$ 3.324 per US$ 1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The real may fluctuate against the U.S. dollar substantially in the future.

To control inflation during 2013, the Central Bank of Brazil gradually raised the Sistema Especial de Liquidação e Custódia, or SELIC, rate to 10.00% in December. The Central Bank of Brazil continued to raise the SELIC rate to 11.75% in December 2014 and 14.25% in July 2015. On December 2017, the SELIC rate was lowered to 7.0%.

The table below shows GDP growth, inflation rates and average interest rates in Brazil and the real/U.S. dollar exchange rate for the periods indicated:

	As of and for the year ended December 31,
	2017		2016		2015
GDP growth(1)		0.99%		(3.46)%		(3.5)%
CDI rate(2)		9.93%		14.00%		13.24%
TJLP (end of period)(3)		7.00%		5.50%		7.00%
SELIC rate (end of period)(4)		7.00%		13.75%		14.25%
Increase (decrease) in real value against the U.S. dollar		(1.79)%		19.3%		(32.0)%
Selling exchange rate (at period end) R$ per US$ 1.00	R$	3.31	R$	3.26	R$	3.90
Average exchange rate R$ per US$ 1.00(5)	R$	3.19	R$	3.48	R$	3.34
Inflation (deflation) (IGP-M)(6)		(0.53)%		7.19%		10.54%
Inflation (deflation) (IPCA)(7)		2.95%		6.29%		10.67%

(i)	Sources: Bloomberg, BNDES, Central Bank of Brazil, FGV, IBGE and LCA Consultores.
(ii)	Notes:
(1)	Source: IBGE. Revised series.
(2)	The Interbank Deposit Certificate (Certificado de Depósito Interbancário), or the CDI rate, is the average daily interbank deposit rate in Brazil (at the end of each month and annually).
(3)	Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or the TJLP, represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, for long-term financing (at the end of the period).
(4)	The benchmark interest rate payable to holders of some securities issued by the Brazilian federal government and traded on the SELIC.
(5)	Average of the selling exchange rate for the last day of each month during the period.
(6)	The inflation rate is the general index of market prices (Índice Geral de Preços do Mercado), or the IGP-M, as calculated by FGV.
(7)	The inflation rate is the IPCA, as calculated by the IBGE.

Global Market

While our operating results for our business segments are driven by a number of business-specific factors, changes in our operating results are closely tied to changes in general economic conditions in the markets we operate, including in particular North America, Europe and China. Factors that impact the demand for our products include income per capita, growth in developing economies, especially China, substitution with other products, such as plastic and digital products. Product prices are affected by general economic trends, inventory levels, currency exchange rate movements and worldwide capacity utilization.

The international market prices of our pulp have fluctuated significantly, and we believe that they will continue to do so in light of supply and demand balance such as the increase in demand for pulp in China or new projects being developed and possible expansions.

Significant increases in the international market prices of our products, and consequently, the prices that we are able to charge, would likely increase our net revenues and our results of operations to the extent that we are able to maintain our operating margins and increased prices do not reduce sales volumes of our products. Conversely, significant decreases in the international market prices of our products, and consequently, the prices that we charge, would likely reduce our net revenues and our results of operations if we are unable to increase our operating margins or these reduced prices do not result in increased sales volumes of our products.

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. For the three-month period ended March 31, 2018, BEKP average reference prices in North America, Europe and Asia were US$ 1,197, US$ 1,009 and US$ 760 (net) per ton, respectively.

We have long-term sales relationships with substantially all of our pulp and paper customers in the domestic and the export markets. These contracts generally provide for the sale of our market pulp at prices we announce each month. These prices may vary among the different geographic areas where our customers are located. The price arrangements under our long-term contracts are generally consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers.

Tax Incentives and Tax Credits

The Brazilian federal government has granted tax incentives to develop industrial activities in certain regions. In the northeast of Brazil, the Superintendency for Development of the Northeast (Superintendência do Desenvolvimento do Nordeste), or SUDENE, and the RFB, play an important role in managing such tax incentives connected with industrial activities in the north-eastern area. In general, tax incentives managed by SUDENE and RFB (i) apply only to the income tax and surtax, but not to the social contribution tax; (ii) are usually valid for 10 years; (iii) usually relate to the expansion, modernization and/or diversification of industrial projects; and (iv) must be reinvested in operating activities by the companies that receive the tax incentives.

Our Imperatriz and Mucuri Units received this tax benefit granted by SUDENE and RFB, which results in a 75.0% reduction of the income tax applicable to the pulp and paper activities operated by such units. The benefit is applicable for the production line number 2 of the Mucuri Unit until December 31, 2018 and for the production line number 1 of the Mucuri and Imperatriz Units until December 31, 2024.

The tax reduction resulting from 75% income tax reduction is not accounted for as revenue in our consolidated income statement. However, at the end of each fiscal year, after we determine our consolidated net income, the tax reduction for each year is partially allocated to our capital reserve as a tax incentive reserve, in accordance with the obligation under Brazilian law to not distribute the tax benefit as dividends. Our tax reduction for the period ended March 31, 2018 amounted to R$ 95 million.

In addition, we are allowed to carry out accelerated depreciation of the assets until December 31, 2018, which consists of full depreciation of assets related to our Imperatriz and Mucuri units, in the same year of acquisition or up to the fourth year following the acquisition for income tax purposes. Furthermore, we are also a beneficiary of federal tax benefits programs that grant the suspension of social contribution taxes (Programa de Integração Social, or “PIS”, and Contribuição para Financiamento da Seguridade Social, or “COFINS”) on internal purchases and imports of raw materials, intermediate products, packaging materials and certain assets. As of March 31, 2018, these benefits totalled R$ 30 million.

With respect to our exports, we are a beneficiary of a special regime for the reintegration of tax values for exporting companies, called Reintegra (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras), which is a program created by the Brazilian federal government to encourage the export of manufactured products. The amount available for compensation in 2017 was R$ 71.4 million (credits are recognized in our results as “cost of goods sold”). In 2016 and 2017, the rates on export revenue were 0.1% and 2%, respectively. From January 2018 until May 2018, the rate was 2% and, starting June 2018, the rate is 0.1%.

Whenever we record a tax loss carryforward in a particular fiscal year, such loss is not subject to an expiration date and can be offset only against future taxable income, up to the limit of 30.0% of such taxable income.

As for state taxes, the state of Maranhão grants a state tax benefit, called “PROMARANHAO,” according to which the tax on consumption of goods and services (serviços imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual e intermunicipal e de comunicação, or ICMS) due on acquisitions of inputs, imported inputs and assets within the state of Maranhão is deferred. In March 2018, our balance of ICMS credit in Maranhão was R$ 158.8 million. Maranhão Unit also has R$ 21.4 million of deferred ICMS credits related to fixed assets. We expect that the sale of energy in our plant and our new line of paper (tissue) will consume part of this credit. Additionally, we signed an agreement with the state of Maranhão granting a transfer of our accumulated ICMS to third parties, which should speed up the consumption of our ICMS credit. In the event that we reach a negative balance of ICMS credit, the amount owed to tax authorities in the state of Maranhão should be discounted by 75%, due to the local tax benefit.

In addition, our Bahia Unit benefits from another state tax benefit, the “Desenvolve Program,” which defers ICMS due on acquisitions of inputs, imported inputs and assets within the state of Bahia. In March 2018, our balance of ICMS credit in Bahia totalled R$ 11.5 million. This Unit also has R$ 19.8 million in deferred ICMS credit related to fixed assets. Our cut size project and our new tissue line in Mucuri are initiatives developed to benefit from these credits. Additionally, we signed an agreement with the state of Bahia to monetize accumulated ICMS credit by transferring such credit to third parties. We expect that transfers to third parties will speed up our consumption of credits. In the event that we reach a negative balance of ICMS credit, the amount owed to the tax authorities in the state of Bahia would be discounted by 70% to 80%, due to the local tax benefit.

Results of Operations

The following discussion of our results of operations is based on our annual consolidated financial statements and interim financial information prepared and presented in accordance with IAS 34. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Three-month period ended March 31, 2018 compared to three-month period ended March 31, 2017	For the three-month period ended March 31,			% variance
	2018	2018	2017
	(in millions of US$) (1)	(in millions of R$)
Net sales revenue	776.6	2,994.6	2,287.0	30.9%
Cost of sales	(410.6)	(1,583.4)	(1,592.4)	(0.6%)

Gross profit	366.0	1,411.2	694.6	103.2%
Selling expenses	(31.6)	(122.0)	(100.6)	21.3%
General and administrative expenses	(38.2)	(147.4)	(111.6)	32.1%
Equity in earnings of associates	(0.1)	(0.1)	0.8	n.m.
Other operating income (expenses), net	(2.6)	(9.9)	(7.3)	35.6%
Operating income (expenses)	(72.5)	(279.4)	(218.7)	27.8%
Operating profit before net financial income (expenses)	293.5	1,131.9	476.0	137.8%

Financial income	27.3	105.3	407.3	(74.1%)
Financial expenses	(68.1)	(262.7)	(282.2)	(6.9%)

Net financial income (expenses)	(40.8)	(157.4)	125.1	n.m.
Net income (loss) before taxes	252.7	974.5	601.1	62.1%
Current	(27.0)	(104.2)	(29.6)	252.0%
Deferred	(16.8)	(64.8)	(116.6)	(44.4%)

Income taxes	(43.8)	(169.0)	(146.2)	15.6%
Net income (loss) for the period	208.9	805.5	454.9	77.1%

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2018 have been translated into U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars as of June 30, 2018, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Net sales revenue

Net sales revenue increased 30.9%, or R$ 707.6 million, from R$ 2,287.0 million in the three-month period ended March 31, 2017 to R$ 2,994.6 million in the corresponding period in 2018, mainly due to higher hardwood pulp list prices in USD (average FOEX in Europe in the three-month period ended March 31, 2018 of US$ 1,009, compared to US$ 680 in the three-month period ended March 31, 2017) and by the higher price of paper sold in both the export and local markets.

Net sales revenue from pulp increased 40.2%, or R$ 595.8 million, from R$ 1,480.5 million in the three-month period ended March 31, 2017 to R$ 2,076.3 million in the corresponding period in 2018, due to an increase in pulp and paper prices. Net sales revenue from pulp represented 64.7% of total net sales in the three-month period ended March 31, 2017, compared to 69.3% in the corresponding period in 2018.

Net revenue from pulp exports increased 42.9%, or R$ 570.7 million in 2018, from R$ 1,329.1 million in the three-month period ended March 31, 2017 to R$ 1,899.8 million in the corresponding period in 2018. Pulp exports represented 91.5% of net revenues in the three-month period ended in 2018 (47.7% from Asia, 29.6% from Europe, 13.8% from North America and 0.4% from South and Central America).

Our average international net sales price of pulp in 2018 increased 44.7%, or US$ 226/ton, from US$ 505/ton the three-month period ended March 31, 2017 to US$ 731/ton in the corresponding period in 2018. In the domestic market, the average net pulp sales price increased 49.3%, or R$ 784/ton, from R$ 1,589/ton in the three-month period ended in March 31, 2017 to R$ 2,373/ton in the corresponding period in 2018.

Net sales revenue from paper increased 13.9%, or R$ 111.8 million, from R$ 806.5 million in the three-month period ended March 31, 2017 to R$ 918.3 million in the corresponding period in 2018. Net sales revenue from paper represented 35.3% of total net sales in the three-month period ended March 31, 2017, compared to 30.7% in the corresponding period in 2018. The increase in net revenue from paper in the three-month period ended March 31, 2018 compared to the corresponding period in 2017 is largely due to a combination of higher sales volume and price increase. Net revenue from paper exports represented 31.7% of our net revenues in the three-month period ended March 31, 2018 (19.1% from South and Central America, 5.7% from Europe, 3.7% from North America and 3.3% from Asia and Africa). Net revenue from sales in the domestic market increased 8.0% or R$ 46.4 million, from R$ 580.7 million in the three-month period ended March 31, 2017 to R$ 627.2 million in the corresponding period in 2018, impacted mainly by the price increase.

The average international net paper sales price in 2018 increased 10.8%, or US$ 92/ton, from US$ 853/ton in the three-month period ended March 31, 2017 to US$ 945/ton in the corresponding period in 2018. In the domestic market, the average net pulp sales price increased 5.0%, or R$ 160/ton, from R$ 3,180/ton in the three-month period ended in March 31, 2017 to R$ 3,340/ton in the corresponding period in 2018.

Cost of sales

Cost of sales decreased 0.6%, from R$ 1,592.4 million in the three-month period ended March 31, 2017 to R$ 1,583.4 million in the corresponding period in 2018, primarily (i) as a result of a lower volume of pulp sales and a reduction in other costs, such as a lower cost with maintenance stop on first quarter of 2018, and (ii) an increase on the Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras – Reintegra benefit (a special tax credit benefit for exporting companies allowing for tax credit relating to a percentage of revenues originated from exports), due to gains in revenue with the pulp prices increase, reducing cost of our goods sold. The unit of cost of goods sold increased 2.9%, from R$ 1,328/ton in the three-month period in March 31, 2017 to R$ 1,367/ton in the corresponding period in 2018 in line with period inflation 2.3%.

Gross profit

Gross profit increased 103.2%, or R$ 716.6 million, from R$ 694.6 million in the three-month period ended March 31, 2017 to R$ 1,411.2 million in the corresponding period in 2018, due to the factors mentioned above. Our gross margin for the three-month period ended March 31, 2018 was 47.1% compared to 30.4% in the corresponding period in 2017. This increase is mainly due to higher list prices for hardwood pulp, which was partially offset by a stronger real currency.

Selling, general and administrative expenses

Selling expenses increased 21.3%, or R$ 21.4 million, from R$ 100.6 million in the three-month period ended March 31, 2017 to R$ 122.0 million in the corresponding period in 2018. The main variation is due to increase of R$ 9.0 million in the consumer goods business, in addition, the higher logistics expenditures in the domestic market and with rents.

General and administrative expenses increased 32.1%, or R$ 35.8 million, from R$ 111.6 million in the three-month period ended March 31, 2017 to R$ 147.4 million in 2018. The variation is due to higher expenses with personnel expenses and plans compensation based on net income.

Other operating income (expenses), net

Other operating income (expenses), net was a loss of R$ 9.9 million in the three-month period ended March 31, 2018, compared to a net loss of R$ 7.3 million in the same period in 2017. For three-month period ended March 31, 2018, the amount mainly related to the result from sales of other products, property, plant, equipment and biological assets and provisions for losses and low assets.

Operating profit before net financial income (expenses)

Operating profit before net financial income (expense) and income and social contribution taxes increased 137.8%, or R$ 655.9 million, from R$ 476.0 million in the three-month period ended March 31, 2017 to R$ 1,131.9 million in the corresponding period in 2018, due to higher pulp list price, the weaker BRL and the higher paper prices in the domestic and export market. Our operating margin for the three-month period ended March 31, 2018 was 37.8% compared to 20.8% in the corresponding period in 2017.

Net financial income (expenses)

Net financial income decreased to a loss of R$ 157.4 million in the three-month period ended March 31, 2018, from a gain of R$ 125.1 million in the same period in 2017. This was largely due to negative effects of the exchange rate on debt, reduction of interest on financial investments due to lower basic interest rate in Brazil and reduction of net gains with derivatives operations, mainly zero-cost collar operations.

Net income (loss) before taxes

Net income before taxes increased 62.1%, or R$ 373.4 million, from a gain of R$ 601.1 million in the three-month period ended March 31, 2017 to a gain of R$ 974.5 million in the same period in 2018.

Income taxes

Income taxes increased 15.6%, or R$ 22.8 million, from an expense of R$ 146.2 million in the three-month period ended March 31, 2017, as compared to an expense of R$ 169.0 million during the corresponding period in 2018. This resulted from the increase of net income before taxes, partially offset by an increase in the use of tax benefits.

Net income (loss) for the period

Net income increased 77.1%, or R$ 350.6 million, from a net income of R$ 454.9 million in the three-month period ended March 31, 2017 to net income of R$ 805.5 million during the corresponding period in 2018.

Year ended December 31, 2017 compared to Year ended December 31, 2016

The table below sets forth our results of operations for the years ended December 31, 2017 and 2016:

	For the year ended December 31,			% variance
	2017	2017	2016
	(in millions of US$)(1)	(in millions of R$)
Net sales revenue	2,744.0	10,580.7	9,839.2	7.5%
Cost of sales	(1,684.7)	(6,496.3)	(6,563.1)	(1.0%	)

Gross profit	1,059.2	4,084.4	3,276.1	24.7%
Selling expenses	(109.8)	(423.3)	(416.3)	1.7%
General and administrative expenses	(137.2)	(529.0)	(427.1)	23.9%
Equity in earnings of associates	1.5	5.9	(7.1)	n.m.
Other operating income (expenses), net	36.4	140.5	(1,150.6)	n.m.
Operating income (expenses)	(209.0)	(805.9)	(2,001.1)	(59.7%	)
Operating profit before net financial income (expenses)	850.2	3,278.5	1,275.0	157.1%
Financial income	98.3	379.0	2,277.9	(83.4%	)
Financial expenses	(362.5)	(1,397.9)	(1,156.2)	20.9%

Net financial income (expenses)	(264.2)	(1,018.8)	1,121.7	n.m.
Net income (loss) before taxes	586.0	2,259.6	2,396.7	(5.7%	)
Current	(52.4)	(202.2)	(188.8)	7.1%
Deferred	(61.3)	(236.4)	(530.1)	(55.4%	)

Income taxes	(113.7)	(438.6)	(718.9)	(39.0%	)

Net income (loss) for the year	472.3	1,821.0	1,677.8	8.5%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars as of June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Net sales revenue

Net sales revenue increased 7.5%, or R$ 741.5 million, from R$ 9,839.2 million in the year ended December 31, 2016 to R$ 10,580.7 million in the corresponding period in 2017, mainly due to an increase in the list price of hardwood pulp (average FOEX in Europe in 2017 was US$ 819 compared to US$ 696 in 2016) and an increase in volume sold (4.8 million tons in 2017 compared to 4.7 million tons in 2016). These gains were partially offset by the 8.5% appreciation of the real in 2017 and an 8.5% reduction in prices of paper exported.

Net revenue from sales in the domestic market decreased 1.7% or R$ 54.1 million, from R$ 3,276.2 million in December 31, 2016 to R$ 3,222.2 million in 2017, impacted mainly by the macroeconomic scenario in Brazil, while net revenue from exports increased 12.1% or R$ 795.6 million, from R$ 6,562.9 million in December 31, 2016 to R$ 7,358.5 million in 2017, reflecting a decline in international paper prices.

Net sales from pulp increased 12.6%, or R$ 776.4 million, from R$ 6,144.1 million in the year ended December 31, 2016 to R$ 6,920.5 million in 2017, due to the increase in international pulp prices, partially offset by the real appreciation. Net sales revenue from pulp represented 62.4% of total net sales in the year ended December 31, 2016, compared to 65.4% in the corresponding period in 2017.

Net revenue from pulp exports increased 15.7%, or R$ 855.9 million in 2017, from R$ 5,440.3 million in the year ended December 31, 2016 to R$ 6,296.2 million in 2017. Pulp exports represented 91.0% of net revenues in 2017 (43.0% from Asia, 32.7% from Europe, 14.0% from North America and 1.3% from South and Central America.) The average net pulp sales price in 2017 increased 19.9%, or US$ 99/ton, from US$ 499/ton in the year ended December 31, 2016 to US$ 598/ton in 2017. In the domestic market, the average net pulp sales price increased 9.7%, or R$ 168/ton, from R$ 1,740/ton in the year ended December 31, 2016 to R$ 1,908/ton in 2017.

Net sales revenue from paper decreased 0.9%, or R$ 34.8 million, from R$ 3,695.0 million in the year ended December 31, 2016 to R$ 3,660.2 million in 2017 due to the lower sales volume and the effects of exchange variation on exports to foreign markets. Foreign markets represented 29.0% of total net sales revenues for paper in 2017. Of our total net revenues for sales of paper, 16.6% came from South and Central America, excluding Brazil, 7.0% from North America, and 5.4% from Asia, Europe and Africa, while 71.0% came from domestic sales to customers in Brazil.

The average international net paper sales price in 2017 was stable in relation to 2016, from US$ 889/ton in the year ended December 31, 2016 to US$ 889/ton in 2017. In the domestic market, the average net pulp sales price increased 1.4%, or R$ 44/ton, from R$ 3,140/ton in the year ended December 31, 2016 to R$ 3,184/ton in 2017.

Cost of sales

Cost of sales decreased 1.0%, or R$ 66.8 million, from R$ 6,563.1 million in the year ended December 31, 2016 to R$ 6,496.3 million in the corresponding period in 2017. The unit of cost of goods sold decreased 3.3%, from R$ 1,391/ton on December 31, 2016 to R$ 1,345/ton in 2017 due to (i) an increase on sales of electric energy and (ii) an increase of the nominal rate in 2017 of the Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras – Reintegra benefit (a special tax credit benefit for exporting companies allowing for tax credit relating to a percentage of revenues originated from exports) impacting cost of our goods sold.

Gross profit

Gross profit increased 24.7%, or R$ 808.3 million, from R$ 3,276.1 million in the year ended December 31, 2016 to R$ 4,084.4 million in the corresponding period in 2017, due to the factors mentioned above. Our gross margin for the year ended December 31, 2017 was 38.6% compared to 33.3% in the corresponding period in 2016. This increase is mainly due to higher list prices for hardwood pulp, which was partially offset by the stronger real currency. For the paper segment (32.9% in 2016 to 30.1% in 2017), this margin reduction is mainly due to higher cost of production and the real currency appreciation.

Selling, general and administrative expenses

Selling expenses increased 1.7%, or R$ 7.0 million, from R$ 416.3 million in the year ended December 31, 2016 to R$ 423.3 million in 2017. The main variation is due to an increase in logistic costs in the amount of R$ 22.0 million. Selling expenses as a ratio of net revenue remained stable at 4.0%.

General and administrative expenses increased 23.9%, or R$ 101.9 million, from R$ 427.1 million in the year ended December 31, 2016 to R$ 529.0 million in 2017. The variation is due to the increase in variable compensation. Administrative expenses as a ratio of net revenue increased 0.6%, from 4.4% in the year ended December 31, 2016 to 5.0% in 2017.

Other operating income (expenses), net

Other operating income (expenses), net was R$ 140.5 million in the year ended December 31, 2017, compared to other loss, net of R$ 1,150.6 million in 2016 affected primarily by the adjustment to fair value of biological assets, which amounted to R$ 192.5 million (non-cash). The adjustment is mainly related to the higher gross wood price in the states of Maranhão and Pará, which was partially offset by a reduction in forest productivity, as well as by other operating and economic factors, such as changes in planted area, inflation, discount rate, future costs with forest formation, among others.

Net financial income (expenses)

Net financial income (expenses) decreased to a loss of R$ 1,018.8 million in the year ended December 31, 2017, from a gain of R$ 1,121.7 million in the same period in 2016. This decrease was largely due to the effects of exchange rate and monetary variations and the results with derivatives.

Monetary and exchange rate variations generated a negative impact of R$ 179.4 million in the year ended December 31, 2017, compared to a gain of R$ 1,367.3 million in 2016. Contributing to this result was the effect from exchange variation on balance sheet exposure between the opening and closing balances of the year, with an accounting effect on the mark-to-market adjustment of the portion of debt in foreign currency, though with cash effects limited only to debt maturities or amortizations. Derivative transactions recorded a gain of R$ 73.3 million in 2017, compared to a gain of R$ 528.8 million in 2016.

Financial expenses increased 20.9% or R$ 241.7 million, from R$ 1,156.2 million in December 31, 2016 to R$ 1,397.9 million in 2017. Excluding non-recurring effects from debt pre-payments, our financial expenses would have been R$ 1,054.6 million, a decrease of 3.3% comparing to the 2016 recorded net financial expenses, as a result of our lower leverage ratio and the effect of liability management operations, which reduced the cost of our outstanding debt.

Net income (loss) before taxes

Net income before taxes decreased R$ 137.1 million, from a gain of R$ 2,396.7 million in the year ended December 31, 2016 to a gain of R$ 2,259.6 million in the same period in 2017.

Income taxes

Income taxes decreased 39.0% or R$ 280.3 million, from an expense of R$ 718.9 million in the year ended December 31, 2016, as compared to an expense of R$ 438.6 million in 2017. This resulted mainly from the adoption starting on January 1, 2017 of new methodology for the recognition of exchange variation for tax purposes.

Net income (loss) for the year

Net income increased 8.5%, or R$ 143.2 million, from a net income of R$ 1,677.8, million in the year ended December 31, 2016 to net income of R$ 1,821.0 million in 2017.

Year ended December 31, 2016 compared to Year ended December 31, 2015

The table below sets forth our results of operations for the years ended December 31, 2016 and 2015:

	For the year ended December 31,
	2016	2016	2015	% variance
	(in millions of US$)(1)	(in millions of R$)
Net sales revenue	2,551.7	9,839.2	10,162.1	(3.2)%
Cost of sales	(1,702.0)	(6,563.1)	(6,147.4)	6.8%

Gross profit	849.6	3,276.1	4,014.7	(18.4)%
Selling expenses	(108.0)	(416.3)	(410.0)	1.5%
General and administrative expenses	(110.8)	(427.1)	(455.6)	(6.3)%
Equity in earnings of associates	(1.8)	(7.1)	—	n.m.
Other operating income (expenses), net	(298.4)	(1,150.6)	(104.5)	1,000.8%
Operating income (expenses)	(519.0)	(2,001.1)	(970.1)	106.3%
Operating profit before net financial income (expenses)	330.7	1,275.0	3,044.6	(58.1)%
Financial income	590.7	2,277.9	304.3	648.7%
Financial expenses	(299.8)	(1,156.2)	(4,713.9)	(75.5)%

Net financial income (expenses)	290.9	1,121.7	(4,409.6)	n.m.
Net income (loss) before taxes	621.6	2,396.7	(1,365.0)	n.m.
Current	(49.0)	(188.8)	(19.1)	888.5%
Deferred	(137.5)	(530.1)	454.4	n.m.

Income taxes	(186.4)	(718.9)	435.3	n.m.
Net income (loss) for the year	435.1	1,677.8	(929.7)	n.m.

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars as of June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Net sales revenue

Net sales revenue decreased 3.2%, or R$ 322.9 million, from R$ 10,162.1 million in the year ended December 31, 2015 to R$ 9,839.2 million in the corresponding period in 2016, mainly due to the increase in pulp and paper sales (as described below), increased paper prices in the domestic market, which was partially offset by a decrease in pulp prices (reflecting the appreciation of the real and the decreased list prices in U.S. dollar), and the appreciation of the real against the U.S. dollar, which had a negative impact on our export revenue.

Net sales revenue from pulp decreased 6.5%, or R$ 427.9 million, from R$ 6,572.0, million in the year ended December 31, 2015 to R$ 6,144.1 million in 2016. Net sales revenue from pulp represented 64.7% of total net sales in the year ended December 31, 2015, compared to 62.4% in the corresponding period in 2016. Our average domestic and international net sales price of pulp in the year ended December 31, 2016 was R$ 1,740/ton, a 13.3% decrease from the price of R$ 2,006/ton in 2015, reflecting the appreciation of the real against the U.S. dollar, which resulted in lower list prices in U.S. dollars.

Net sales revenue from paper increased 2.9%, or R$ 104.9 million, from R$ 3,590.1 million in the year ended December 31, 2015 to R$ 3,695.0 million in 2016. Net sales revenue from paper represented 35.2% of total net sales in the year ended December 31, 2015, compared to 37.6% in the corresponding period in 2016. The increase in net revenue from paper in the year ended December 31, 2016 compared to the corresponding period in 2015 is largely due to the increase in the price of paper and the higher sales volume. Our average domestic and international net sales price of paper in the year ended December 31, 2016 was R$ 3,128/ton, 6.3% higher than in the corresponding period in 2015 of R$ 2,944/ton.

Cost of sales

Cost of sales increased 6.8%, from R$ 6,147.4 million in the year ended December 31, 2015 to R$ 6,563.1 million in the corresponding period in 2016, primarily as a result of the increase in the volume of pulp sales, the effect of exchange rate variation on raw materials linked to the U.S. dollar and lower energy sales. The main variation is related to other costs of R$ 284.9 million, due to (i) an increase in the purchase of third party inputs for fluff manufacturing, at the time a new product within our pulp segment; and (ii) a reduction of the nominal rate in 2016 of the Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras – Reintegra benefit (a special tax credit benefit for exporting companies allowing for tax credit relating to a percentage of revenues originated from exports) impacting cost of our goods sold.

Gross profit

Gross profit decreased 18.4%, or R$ 738.6 million, from R$ 4,014.7 million in the year ended December 31, 2015 to R$ 3,276.1 million in the corresponding period in 2016, due to the factors mentioned above. Our gross margin for the year ended December 31, 2016 was 33.3% compared to 39.5% in the corresponding period in 2015. This reduction is mainly due to the significant decline in the gross margin of the pulp segment (44.9% in 2015 to 33.6% in 2016), affected by the 14% drop in the average exchange rate in 2016, when compared to 2015, since most sales in the pulp segment are made to the foreign market. In addition, there was a negative variation in the average unit cost affected by general stoppages, leading to a loss in cost efficiency. For the paper segment (29.7% in 2015 to 32.9% in 2016), we improved our profitability through a policy of price increases in 2016 in the domestic market, where the largest sales for the paper segment are concentrated.

Selling, general and administrative expenses

Selling expenses increased 1.5%, or R$ 6.3 million, from R$ 410.0 million in the year ended December 31, 2015 to R$ 416.3 million in 2016. The main variation is due to an increase in personnel expenses in the amount of R$ 14.3 million and R$ 14.8 million of other expenses, partially offset by decrease in logistics costs in the amount of R$ 10.9 million and R$ 11.9 million services expenses.

General and administrative expenses decreased 6.3%, or R$ 28.5 million, from R$ 455.6 million in the year ended December 31, 2015 to R$ 427.1 million in 2016. The variation is due to the decrease in personnel expenses in the amount of R$ 40.1 million partially offset by an increase of other expenses in the amount of R$ 13.3 million.

Other operating income (expenses), net

Other operating income (expenses), net was R$ 1,150.6 million in the year ended December 31, 2016, compared to a net loss of R$ 104.5 million in 2015. For 2016, the amount mainly related to a R$ 780.7 million adjustment to fair value of biological assets, a provision of R$ 276.9 million for impairment of lands and forests in the State of Piauí and a partial loss of R$ 78.8 million of intangible assets.

Operating profit before net financial income (expenses)

Operating profit before net financial income (expenses) decreased 58.1%, or R$ 1,769.6 million, from R$ 3,044.6 million in the year ended December 31, 2015 to R$ 1,275.0 million in the corresponding period in 2016, due to the factors mentioned above, represented by non-cash items allocated in the pulp segment, such as adjustment to fair value of biological assets and impairment of lands and forests in the State of Piauí. Our operating margin for the year ended December 31, 2016 was 13.0% compared to 30.0% in the corresponding period in 2015.

Net financial income (expenses)

Net financial income increased to a gain of R$ 1,121.7 million in the year ended December 31, 2016, from a loss of R$ 4,409.6 million in the same period in 2015. This increase was largely due to the effects of exchange rate variations. Monetary and exchange rate variations generated a positive impact of R$ 1,367.3 million in the year ended December 31, 2016, compared to a loss of R$ 2,828.4 million in 2015, due to the impact of the appreciation of the real of 19.3% between January 1, 2016 (R$ 4.0387 to US$ 1.00) and December 31, 2016 (R$ 3.2591 to US$ 1.00), which resulted in a decrease of debt in real terms recorded on our balance sheet.

Net income (loss) before taxes

Net income (loss) before taxes increased R$ 3,761.7 million, from a loss of R$ 1,365.0 million in the year ended December 31, 2015 to an income of R$ 2,396.7 million in the same period in 2016, for the reasons mentioned above.

Income taxes

Income taxes resulted in a benefit of R$ 435.3 million in the year ended December 31, 2015, as compared to an expense of R$ 718.9 million in 2016. This resulted from the significant increase in income before income tax, which was a loss of R$ 1,365.1 million in the year ended December 31, 2015 and a profit of R$ 2,396.7 million in the same period ended 2016, as we were able to apply tax loss carry forward in 2015 but not in 2016, leading to an increase in the deferred portion of these taxes. Additionally, we used the tax benefit granted by SUDENE, in the amount of R$ 124.1 million calculated based on exploration profit at our Mucuri/BA and Imperatriz/MA units.

Net income (loss) for the year

Net income increased R$ 2,607.5 million, from a net loss of R$ 929.7 million in the year ended December 31, 2015 to net income of R$ 1,677.8 million in 2016.

Sources and Uses of Funds

We believe that our working capital is sufficient for our present requirements.

Operating Activities

Net cash provided by operating activities totalled R$ 502.2 million in the three-month period ended March 31, 2017, compared to net cash provided in operating activities of R$ 909.0 million in the three-month period ended March 31, 2018. This increase of R$ 406.8 million was primarily due to: (i) a positive exchange effect in the three-month period ended March 30, 2018 of R$ 16.7 million, compared to negative exchange effect in the three-month period ended March 31, 2017 of R$ 260.2 million, and (ii) a reduction in interest payments on loans in amount of R$ 52.1 million.

Net cash provided by operating activities totalled R$ 3,067.9 million during the year ended December 31, 2017, compared to net cash provided by operating activities of R$ 3,075.5 million during the year ended December 31, 2016 and R$ 2,674.8 million during the year ended December 31, 2015.

Investing Activities

During the three-month period ended March 31, 2018, investing activities used cash of R$ 357.4 million, primarily related to the use of R$ 349.0 million in acquisitions of property, plant, equipment and intangible and biological assets and R$ 309.9 million in acquisition of subsidiaries, which was partially offset by the receipt of R$ 265.0 million from a reduction of financial investments and R$ 21.4 million of cash from the acquisition of subsidiaries.

Investing activities used net cash of R$ 1,008.3 million during the year ended December 31, 2017. During the year ended December 31, 2017 investing activities for which we used cash primarily consisted of (i) R$ 867.9 million in acquisitions of property, plant, equipment and intangible and (ii) R$ 912.4 million in acquisitions of biological assets formation and acquisition of forests, which was partially offset by the receipt of R$ 687.3 million from financial investments and R$ 84.7 million from proceeds from sales of assets.

Investing activities used net cash of R$ 3,342.5 million during the year ended December 31, 2016. During the year ended December 31, 2016, investing activities used cash primarily related to acquisitions of fixed assets, intangible assets and biological assets, consisting of (i) R$ 335.8 million for expansion projects, mainly modernization projects to increase structural competitiveness and adjacent businesses, such as the production of tissue and lignin and the Desgargalamento project of the Empress Factory, (ii) R$ 1,158.1 million in the acquisition for the expansion and maintenance of forest and industrial assets, (iii) R$ 830.4 million concerning the acquisition of forest assets and rural properties of the company Siderúrgica Vale do Pindaré and Cosima-Siderurgica do Maranhão LTDA., and (iv) R$ 1,053.4 million on short-term financial applications, which include funds of investments and bank deposit certificates, being offset by the receipt of asset sold of R$ 35.2 million.

Investing activities used net cash of R$ 2,557.2 million during the year ended December 31, 2015. During 2015, investing activities used cash primarily for investments consisting of (i) R$ 536.9 million in property, plant and equipment mainly related to the expansion projects, particularly modernization projects to increase structural competitiveness and side businesses, such as fluff production, (ii) R$ 1,115.3 million of biological assets related to acquisitions to maintain the industrial and forest areas, and (iii) R$ 934.2 million in short-term investments, including investment funds and bank deposit certificates. These investments were offset by the receipt of R$ 41.9 million in proceeds from asset sales.

Financing Activities

Financing activities provided net cash of R$ 360.7 million during the three-month period ended March 31, 2018. Financing activities provided net cash of R$ 170.6 million during the three-month period ended March 31, 2017.

During the three-month period ended March 31, 2018, our principal uses of financing included repayment of R$ 2,134.6 million of our indebtedness and R$ 2.3 million of cash liabilities for assets acquisitions. During the three-month period ended March 31, 2018, our principal sources of financing were (i) treasury shares used to finance the compensation plan in shares in the amount of R$ 8.5 million; (ii) R$ 13.0 million in net results of derivatives; and (iii) R$ 2,476.1 million of new financing.

During the three-month period ended March 31, 2017, our principal uses of financing included payment of R$ 942.7 million of our indebtedness and R$ 1.5 million of cash liabilities for assets acquisitions. During the three-month period ended March 31, 2017, our principal sources of financing were (i) treasury shares used to finance the compensation plan in shares in the amount of R$ 8.5 million; (ii) R$ 97.0 million in net results of derivatives; and (iii) R$ 1,009.4 million of new financing.

Financing activities used net cash of R$ 2,612.1 million during the year ended December 31, 2017. During the year ended December 31, 2017, our principal uses of financing included (i) repayment of R$ 4,533.7 million of our indebtedness, (ii) repayment of R$ 117.9 million of liabilities for assets acquisitions, (iii) program of repurchase of shares in an amount of R$ 0.08 million, (iv) payment of R$ 570.6 million in dividends.

During the year ended December 31, 2017, our principal sources of financing were (i) treasury shares used to finance the compensation plan in shares in the amount of R$ 8.5 million; (ii) R$ 39.7 million net results of derivatives; and (iii) R$ 2,562.0 million new financing, especially R$ 2,315.6 million of Senior Notes (bonds) and R$ 109.6 million in Fundo FIDC.

Financing activities provided net cash of R$ 566.1 million during the year ended December 31, 2016. During the year ended December 31, 2016, our principal uses of financing included (i) repayment of R$ 4,853.0 million of our indebtedness, (ii) repayment of R$ 72.4 million of liabilities for assets acquisitions and (iii) payment of R$ 299.9 million in dividends.

During year ended December 31, 2016, our principal sources of financing were (i) treasury shares used to finance the compensation plan using R$ 8.5 million in shares; (ii) R$ 5,665.6 million in financing loans, which mainly consisted of R$ 1,056.6 million in advances on currency exchange contracts (Adiantamento sobre Contratos de Câmbio – ACC), R$ 116.2 million from our “BNDES Finem” credit line, R$ 2,500.0 million in credit export notes (Notas de Crédito à Exportação – NCE), R$ 1,629.6 million in senior notes, and (iii) receiving of R$ 117.3 million for the net results of hedging transactions.

Financing activities used net cash of R$ 2,601.8 million during the year ended December 31, 2015. During the year ended December 31, 2015, our principal uses of financing included: (i) repayment of R$ 6,124.0 million of our indebtedness, (ii) repayment of R$ 72.5 million of liabilities for assets acquisitions, (iii) payment of R$ 269.9 million in dividends and (iv) payment of R$ 251.7 million for the net results of hedging transactions.

During the year ended December 31, 2015, our principal sources of financing were (i) treasury shares used to finance the compensation plan using R$ 8.5 million in shares; and (ii) R$ 4,107.8 million in financing loans, which mainly consisted of R$ 2,209.5 million in syndicated loans with local banks, R$ 875.0 million in credit export notes (Notas de Crédito à Exportação – NCE) and Export Financing Agreements, and R$ 413.1 million from our “BNDES Finem” credit line, rural credit R$ 108.3 million and bank credit R$ 123 million.

Capital Expenditures

Capital expenditures totalled R$ 1,755.1 million in the year ended December 31, 2017, R$ 2,636.7 million in the in the year ended December 31, 2016 and R$ 1,741.8 million in the year ended December 31, 2015. In 2017 R$ 1.1 billion was allocated to industrial and forestry maintenance. Investments in projects related to structural competitiveness and adjacent businesses projects amounted to R$ 490 million and were allocated mainly to the debottlenecking project at the Imperatriz Unit in the state of Maranhão and to the tissue projects in the states of Maranhão and Bahia. Other investments amounted to R$ 166 million, which included projects such as: installation of a new cut size line, new crystallizer; and new wastewater treatment plant in Mucuri, in the state of Bahia.

For 2018, we expect capital expenditures in the amount of R$ 2.4 billion, of which R$ 1.2 billion corresponds to sustaining capital expenditures and R$ 1.2 billion to the adjacent businesses and structural competitiveness projects. During the three-month period ended March 31, 2018, our total capital expenditure amounted to R$ 708.6 million, of which R$ 263.6 million was invested in industrial and forest maintenance. Investments in structural competitiveness and adjacent businesses projects amounted to R$ 110.3 million and were allocated mainly to the tissue business (in the states of Maranhão and Bahia) and lignin projects. Investments in the acquisition of Fábrica de Papel da Amazônia – Facepa (R$ 267.9 million) and other projects amounted to R$ 334.7 million.

Indebtedness

As of March 31, 2018, our total consolidated outstanding indebtedness was R$ 12,646.1 million, of which R$ 1,433.0 million represented current indebtedness and R$ 11,213.1 million represented non-current indebtedness and of which R$ 1,629.9 million was secured against assets. Below is a description of our consolidated financings and loans:

			Interest Rate*	March 31,		December 31,
Property, plant and equipment:	Index			2018	2018	2017	2017
				(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
BNDES – Finem	Fixed rate /TJLP	(a) (b)	7.15%	98.7	380.5	88.1	339.8
BNDES – Finem	Currency basket / US$	(b)	6.79%	41.1	158.4	42.8	165.1
BNDES – Finame	Fixed rate /TJLP	(a)	5.47%	1.1	4.3	1.2	4.7
FNE – BNB	Fixed rate	(b)	6.31%	61.8	238.2	63.4	244.5
FINEP	Fixed rate	(b)	4.00%	4.8	18.6	5.3	20.6

			Interest Rate*	March 31,		December 31,
Property, plant and equipment:	Index			2018	2018	2017	2017
				(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Financial leasing	CDI / US$		—	4.9	18.8	5.1	19.7
Export Credit Agency - ECA	US$ / Libor	(b) (c)	3.37%	227.9	878.6	224.3	864.8
Working capital:
Export financing	US$/Libor		5.19%	208.5	803.8	219.0	844.4
Export credit notes	CDI		6.37%	750.6	2,894.3	753.9	2,907.2
Senior Notes	US$/Fixed rate	(d)	6.22%	1,215.2	4,685.9	1,226.9	4,730.8
Trade notes discount-Vendor				4.6	17.8	8.7	33.4
Syndicated Loan	US$/Libor	(e)	3.23%	645.3	2,488.4	515.2	1,986.7
Fund of Investments in Receivables				7.1	27.4	6.4	24.7
Other				8.0	31.0	1.5	5.6
Current Portion (includes interest payments)				371.6	1,433.0	548.5	2,115.1
Non-Current Portion				2,908.0	11,213.1	2,613.3	10,076.8

*	Average Annual Interest Rate as of December 31, 2017

Notes:

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2018 and for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$ 3.856 to US$ 1.00, the commercial selling rate for U.S. dollars at June 30, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of July 4, 2018, the exchange rate for reais into U.S. dollars was R$ 3.906 per U.S.$ 1.00, based on the selling rate as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(a)	Transactions subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceeds 6% p.a., the excess portion is included within the principal and subject to interest.
(b)	Loans and financing are secured, depending on the agreement, by (i) plant mortgages; (ii) rural properties; (iii) fiduciary sale of the asset being financed; (iv) guarantee from shareholders, and (v) bank guarantee.
(c)	In order to fund the import of equipments for the pulp production in the unit located in Maranhão, Suzano obtained financing in the amount of approximately US$ 535 million, with terms of up to 9.5 years, guaranteed by the export credit agencies Finnvera and EKN. These agreements establish covenants related to the maintenance of certain leverage levels, which are verified for compliance twice a year (June and December). As of the date hereof, the Company met all covenants established in the agreements.

(d)	In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$ 456 million and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: i) US$ 200 million, maturing on July 14, 2026, with interest corresponding to 4.625% p.a., to be paid semiannually, in January and July; and ii) US$ 200 million, maturing on March 16, 2047, with interest corresponding to 6.300% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Áustria, issued US$ 300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a.
(e)	In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 750 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023. Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by Suzanp on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

Debt

Export Financing (Syndicated Loan, Export Financing)

In February 2018, we, through our subsidiary Suzano Pulp and Paper Europe SA, signed a five-year export prepayment agreement in the amount of US$ 750.0 million, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR conditioned on Suzano current risk rating. A portion of these funds was used to amortize US$ 600.0 million of Export Prepayment (EPP) in connection with our liabilities management strategy.

In February 2018, we settled in advance US$ 600.0 million of export prepayment agreements signed by our subsidiary Suzano Pulp and Paper Europe S.A.

On March 31, 2018, we had an outstanding balance under the EPP agreement signed in 2011 of US$ 95.5 million (equivalent to R$ 317.3 million), with semiannual interest at LIBOR + 3.55% p.a., maturing in ten years and with semiannual amortizations starting from the ninth installment.

On March 31, 2018, the Company had an outstanding balance in the EPP agreement signed in 2011 in the principal amount of US$ 120.0 million, with semiannual interest at the LIBOR rate + 3.0% p.a., maturing in seven years and with only one amortization at the end of the maturity period.

Export Credit Agency (ECA)

In May 2013, we raised funds through two import financing operations (ECA—Export Credit Agency) for equipment to be installed at the pulp production unit in Maranhão. The total contracted amount is equivalent to US$ 535.0 million, with maturity of up to 9.5 years and interest at the LIBOR rate + 1.49%. These agreements have clauses establishing the maintenance of certain leverage levels, which are verified and whose compliance is confirmed after 60 and 120 days from the end of June and December of each fiscal year, respectively. With regard to the results of June 2017, we met all the established levels. The next scrutiny will be based on the results of December 2017. On March 31, 2018, the balance was R$ 803.8 million (US$ 241.8 million).

Loans from ECAs are guaranteed by the equipment financed by the institution.

Export Credit Notes (NCE)

In 2016, we carried out four public distributions of Agribusiness Credit Receivables Certificates, guaranteed by the Export Credit Notes (NCE) issued by it.

The first distribution occurred in April 2016, in the amount of R$ 600.0 million, with maturity of principal in 2020, semiannual interest payments and interest rate of 98% of the CDI. The second and third distributions in June 2016 were conducted in the total amount of R$ 300.0 million, as follows: R$ 200.0 million with maturity of principal in 2018 and R$ 100.0 million with maturity in 2019, and annual payments of semiannual interest at 97% of the CDI and 97.5% of the CDI, respectively. The fourth distribution occurred in November 2016, in the amount of R$ 1,000.0 million, with maturity of principal in 2020, semiannual interest payments and interest rate of 96% of the CDI.

In June 2015, we concluded the public distribution of 675,000 Agribusiness Receivables Certificates (CRA) totaling R$ 675.0 million, with interest rate of 101% of the CDI, semiannual interest payments and maturity of principal in June 2019.

In June 2015, we signed an NCE agreement in the amount of R$ 331.0 million, with maturity in 2018 and interest rate of 118.90% of the CDI. This agreement is linked to a swap agreement to convert reais into U.S. dollars and exchange the variable rate for a variable rate plus spread, with the final cost being 6M LIBOR plus 3.90% p.a. plus foreign exchange currency. On March 31, 2018, the outstanding principal balance was R$ 166.0 million.

In March 2012, we contracted an NCE facility in the aggregate amount of R$ 274.8 million, with maturity in 2020, interest equivalent to 114% of the CDI to be paid semiannually and amortization of principal in five annual payments from 2016. On March 31, 2018, the outstanding principal balance was R$ 109.9 million.

National fixed-interest notes (FINEP—BNB - FNE)

In August 2012, we signed a financing agreement with Financiadora de Estudos e Projetos (FINEP), in the total amount of R$ 43.0 million at 4.00% p.a., monthly interest payment during the grace period, until July 2014 and principal and monthly interest beginning in August 2014 and final maturity in August 2020.

In October 2014, we signed an industrial financing agreement with Banco do Nordeste (BNB), in the total amount of R$ 200.0 million at a fixed interest rate of 4.71% p.a. (with the bonus for prompt payments of 15%, the rate is 4.00% p.a.), quarterly interest payments during the grace period, until October 2016 and principal and monthly interest starting in November 2016 and final maturity in October 2024.

In October 2016, we signed an industrial financing agreement Banco do Nordeste (BNB), in the total amount of R$ 346.0 million at a fixed interest rate of 10.00% p.a. (with the bonus for prompt payments of 15%, the rate is 8.50% p.a.), quarterly interest payment during the grace period, until December 2019 and the principal and monthly interest starting in January 2020 and final maturity in December 2026. Until December 2017, the amount of R$ 72.0 million was obtained and the balance of the agreement may be disbursed until the end of 2019.

International fixed-interest notes (Senior Notes)

Suzano 2021 Note

In September 2010, through our subsidiary Suzano Trading Ltd., we raised US$ 650.0 million in the international capital markets, with ten-year maturity, at the interest rate of 5.875% p.a. On March 31, 2018, the outstanding principal balance was US$ 188.3 million.

Green Bond Suzano 2026 (“Green Bond”).

In July 2016, through our subsidiary Suzano Austria GmbH, we concluded the issue of Green Bond Suzano 2026 in the international market, with maturity in 2026, fixed interest rate of 5.75% p.a., in the amount of US$500.0 million. The green bond operation represented a tremendous innovation for the sector, as the issue complied with the Green Bond Principles as defined by the International Capital Market Association. (“Green Bond Principles”) and was the first Green Bond Principles-compliant issuance in U.S. dollars in Latin America. The bonds have semiannual payments. These funds will be used for investments in projects with environmental benefits that contribute to the achievement of our long-term sustainability goals. This transaction is totally guaranteed by us.

In September 2017, through our subsidiary Suzano Austria GmbH., we concluded the reissue of Green Bond Suzano 2026 for another US$ 200.0 million, with maturity in 2026 and fixed interest rate of 5.75% p.a., and returns of 4.625% p.a. to investors. The funds obtained from the issue will be used for investments in projects with environmental benefits already defined in the Green Bond Principles.

Suzano 2047 Bonds (30-year Bonds)

In March 2017, through our subsidiary Suzano Austria GmbH, we concluded the issue of 30-year bonds amounting to US$ 300.0 million in the international market, with maturity in 2047 and a fixed interest rate of 7.00% p.a. The issue of bonds represented a tremendous innovation for the sector, since we are the first in the pulp and paper segment from an emerging economy to achieve this debt term. The bonds have semiannual payments. This transaction is totally guaranteed by us.

In September 2017, through our subsidiary Suzano Austria GmbH, we concluded the reissue of 30-year bonds for another US$ 200.0 million, with maturity in 2026 and fixed interest rate of 7.00% p.a., and returning 6.30% p.a. to investors.

BNDES financing

The Brazilian Development Bank (BNDES) has been an important source of debt financing for our capital investments.

In April 2012, we signed a revolving credit agreement totaling R$ 1,200.0 million, used to finance current forest and industrial investments, social projects, environmental investments, as well as R&D and Innovation projects between 2012 and 2017. This loan will bear interest indexed to a long-term nominal interest rate, TJLP plus spread, or exchange variation plus spread, or a fixed rate in reais.

In May 2018, we signed a revolving credit agreement totaling R$ 1,500.0 million, used to finance current forest and industrial investments, social projects, environmental investments, as well as R&D and innovation projects between 2018 and 2022. This loan will bear interest, which can be indexed to a long-term nominal interest rate, TJLP plus spread, or exchange variation plus spread, or a fixed rate in reais.

Loans from BNDES are guaranteed by mortgage of property, plant and equipment items.

Acquisition Financing

In March 2018, we executed binding commitments with certain international financial institutions to provide financing lines in an aggregate amount of up US$ 9.2 billion, the disbursement of which is conditioned, among other customary conditions, on the completion of the Merger. The proceeds of such financing will be used to finance part of the cash consideration paid to current shareholders of Fibria, as well as for general corporate purposes, including exports of Suzano.

Covenants

Currently, only the financing lines from the Export Credit Agency have financial covenants. The agreements establish maximum interest coverage and leverage ratios measured in December and June each year. At December 31, 2017, we were in compliance with all covenants, which are required under certain long-term borrowings.

New Transactions

On May 8, 2018, we entered into a credit facility agreement with BNDES, involving an amount of up to R$ 1.5 billion in revolving credit, with interest to be calculated based on the TJLP rate, to be paid every three months during a grace period, then monthly during the amortization period.

The above table does not include the export prepayment facility and the bridge loan entered into by us in connection with the Merger. For more information, see “The Merger—Financing Obtained by Suzano for the Merger”.

In June 2018, we concluded the issuance of the notes Debenture 2028 in the local market, with a maturity in 2026 with half of the payments in 2025, yield of 112,5% of CDI p.a., in the amount of R$ 4,681.1 million. The notes have semiannual payments. The net proceeds will be fully used to pay the cash installment portion of the Merger Consideration.

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of March 31, 2018.

	As of March 31, 2018 Payments due by period
Consolidated	Total Book Value	Total Future Value	Less than 1- year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions of R$)
Contractual obligations
Total debt commitments(a)	12,646.1	18,346.8	2,023.1	5,469.4	3,465.8	7,388.6
Derivative financial instruments	99.8	88.6	23.8	64.8	—	—
Trade accounts payable	600.6	600.6	600.6	—	—	—
Operating leases (b)	—	48.8	21.4	17.7	9.7	—
Purchase obligations(c)	—	7,092.6	873.3	1,912.8	981.50	3,325.0
Others(d)	1,065.4	1,191.6	404.5	225.1	174.0	388.0

Total	14,411.9	27,369.0	3,946.7	7,689.8	4,631.0	11,101.6

(a)	The amounts disclosed below refer to contracted cash flows not discounted and, therefore, may not be reconciled with the amounts disclosed in the balance sheet.
(b)	Includes lease of areas, offices, properties, vehicles, call centers, hardware equipment and installation services
(c)	Includes land leases and all take-or-pay contracts with transport suppliers, electric power, diesel, gas and chemicals.
(d)	Includes accounts payable for assets acquisitions and others accounts payable.

We guarantee coverage of healthcare costs for former employees, their spouses and dependents while they are minors. As of December 31, 2017 our estimated future obligations amounted to R$ 354 million, with an estimated annual average payment of R$ 18 million.

Research and development, patents and licenses, etc.

For information on research and development, please see “Information about Suzano– Research and Development”.

Trends

We do not foresee any significant increase in the worldwide supply of wood pulp for the next 24 months, given that new capacities take at least 30 months to be constructed and we are not aware of any project with significant scale currently being developed. On the demand side, we expect the market to remain at current levels or slightly increase 1.4 million tons of pulp per year, resulting from stronger economic activity and a greater degree of substitution from recycled to virgin fibers and from long to short fibers. Assuming global pulp supply and demand trends during 2018 are in line with expectations, as noted above, we expect pulp prices to remain stable with a potential tendency for increase resulting from the expected growth in demand. However, unexpected shifts in global economic activity could lead to lower demand for pulp, which could have a negative effect on worldwide pulp prices and, accordingly, on our results of operations.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of March 31, 2018, and we did not have any such arrangements for the year ended December 31, 2017, other than as described in “— Contractual Obligations.”

Quantitative and Qualitative Disclosure of Market Risks

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates, correction indexes and prices of commodities that may affect the financial results and of the Company. In order to manage the impacts in the results in adverse scenarios, the Company has provided procedures for the monitoring of political exposure for the implementation of risk management.

The policies establish the limits and instruments to be implemented with the goal of: (i) protection of cash flow due to currency devaluation, (ii) interest rate exposure mitigation, (iii) reduction in the impacts of commodity price fluctuation and (iv) exchange of debt indexes.

In the process of market risk management, the identification, evaluation and implementation, as well as the contracting of financial instruments for risk protection are performed. The development management area accompanies the fulfillment of the limits established in the Company policies.

Exchange Rate Risk

As a predominantly exporting company, our results are exposed to exchange variations. As such, fluctuations in the exchange rate, especially with regards to the U.S. dollars, may impact operating results.

We issue debt securities in the international markets as an important part of the capital structure that is also exposed to fluctuations in the exchange rate. The mitigation of these risks comes from our own exports, which creates a natural hedge. Furthermore we employ dollar sales in futures markets, including strategies with options, as a way to ensure attractive levels of operating margins for a portion of our income. The sales in futures markets are limited to a percent of the currency over the 18-month horizon and, as such, are dependent on the availability of exchange ready for sale in the short-term.

The net exposure of assets and liabilities in foreign currency, which is substantially in U.S dollars, is set forth below:

	03/31/2018	12/31/2017	12/31/2016
		(in millions of R$)
Assets
Cash and cash equivalents	1,253.4	585.5	787.9
Trade accounts receivable	1,638.0	1,544.6	932.3
Derivative financial instruments	161.4	133.9	444.2

	3,052.7	2,264.0	2,164.4
Liabilities
Trade accounts payables	(45.3)	(45.5)	(24.6)
Loans and financing	(9,038.1)	(8,616.8)	(9,367.9)
Liabilities for asset acquisitions	(326.2)	(332.2)	(354.7)
Derivative financial instruments	(98.8)	(126.8)	(397.5)

	(9,508.4)	(9,121.3)	(10,144.7)

Liability exposure	(6,455.6)	(6,857.3)	(7,980.3)

Sensitivity Analysis – Foreign Exchange Exposure

For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in active and passive positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on March 31, 2018 and December 31, 2017 and, from there onwards, appreciations and depreciations are simulated, between 25% and 50%, of the real compared to other foreign currencies. The following table shows the probable values and the variations based on them.

	3/31/2018
	As of	Effect on income
	Probable	Possible Increase (Δ25%)	Remote Increase (Δ50%)
	(in millions of R$)
Cash and cash equivalents	1,253.4	313.3	626.7
Trade accounts receivable	1,639.3	409.8	819.6
Trade accounts payables	(45.3)	(11.3)	(22.7)
Loans and financing	(9,038.1)	(2,259.5)	(4,519.0)
Liabilities for assets acquisitions	(326.2)	(81.5)	(163.1)
Derivatives Swap	21.9	(710.7)	(1,421.3)
Derivatives Options	40.6	(488.5)	(1,521.3)

		(2,828.4)	(6,201.0)

	12/31/2017
	As of	Effect on income
	Probable	Possible Increase (Δ25%)	Remote Increase (Δ50%)
	(in millions of R$)
Cash and cash equivalents	585.5	146.4	292.8
Trade accounts receivable	1,544.6	386.2	772.4
Trade accounts payables	(45.5)	(11.4)	(20.8)
Loans and financing	(8,616.8)	(2,154.2)	(4,308.4)
Liabilities for assets acquisitions	(332.2)	(83.0)	(166.1)
Derivatives Swap	(18.7)	(243.4)	(486.7)
Derivatives Options	25.8	(320.2)	(964.5)

		(2,273.3)	(4,878.7)

Commodity Price Risk

We are exposed to commodity prices reflected primarily in the sale price of cellulose in the international market. Increases and decreases in production capacities in the global market, as well as the macroeconomic conditions may impact our operational results.

It is not possible to guarantee that prices will remain at levels that are beneficial to our results. We may use financial instruments to mitigate the sales price of part of the production, but in certain cases the employment of price protection for cellulose may not be available.

We are also exposed to international oil prices, reflected in the logistical costs of transportation and commercialization.

Sensitivity analysis – Exposure to Commodity Prices

We did not have open assets indexed to commodities in 2017.

Derivatives by contract type

As of March 31, 2018 and December 31, 2017 and December 31, 2016, the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index, are represented below.

	Notional value in US$ millions			Fair value in millions of R$
Consolidated	2018	2017	2016	2018	2017	2016
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	1,870	1,485.0	800.0	40.6	25.8	123.1
Fixed Swap (US$) vs. CDI	—	50.0	—	—	5.4	—
Fixed Swap CDI vs. (US$)	—	50.0	—	—	(2.5)	—
NDF (MXN vs. US$)	—	—	0.3	—	—	0.1

Subtotal	1,870	1,585.0	800.3	40.6	28.7	123.2
Commodity hedge
Bunker (oil)	—	—	1.5	—	—	2.9

Subtotal	—	—	1.5	—	—	2.9
Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	861.9	291.7	291.7	21.9	(21.6)	0.7
Swap CDI vs. Libor (US$)		—	150.0	—	—	(157.8)
Swap Fixed (US$) vs. CDI		—	29.5	—	—	(5.7)

Subtotal	861.9	291.7	471.2	21.9	(21.6)	(162.7)
Interest hedge
Swap Libor vs. Fixed (US$)	19.8	19.8	46.3	1.0	(1.1)	(3.6)
Swap Coupon vs. Fixed (US$)	—	—	220.0	—	—	13.0

Subtotal	19.8	19.8	266.3	1.0	(1.1)	9.4

Total in derivatives, net	2,751.7	1,896.6	1,539.4	61.6	6.0	(27.3)

Current assets				95.5	77.1	367.1
Non-current assets				65.8	56.8	77.0
Current liabilities				(23.0)	(23.8)	(250.4)
Non-current liabilities				(76.8)	(104.1)	(221.0)

				61.6	6.0	(27.3)

SUZANO - MANAGEMENT AND COMPENSATION

We are managed by a board of directors and by our executive officers. The address of our management is Avenida Brigadeiro Faria Lima, 1355, 9th Floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our board of directors (conselho de administração) is the decision-making body responsible for determining general guidelines and policies for our business, including our overall long-term strategies, as well as the control and oversight of our performance. Our board of directors is also responsible for, among other things, supervising our executive officers’ actions. It holds meetings whenever called by its chairman, any of its vice-chairmen or our chief executive officer. Currently, our board of directors consists of eight members, four of which are independent members. Under the provisions of the Novo Mercado, at least 20% of the members of our board of directors must be independent directors, as defined under Brazilian law. The following table sets forth the name, age, position, date of election and term expiration of each of the members of our board of directors:

Name	Age	Position	Date of Election	Term Expiration (1)
David Feffer	61	President	April 26, 2018	2020
Claudio Thomaz Lobo Sonder	76	Vice-President	April 26, 2018	2020
Daniel Feffer	58	Vice-President	April 26, 2018	2020
Antonio de Souza Corrêa Meyer	71	Member	April 26, 2018	2020
Jorge Feffer	57	Member	April 26, 2018	2020
Nildemar Secches	69	Member	April 26, 2018	2020
Rodrigo Kede de Freitas Lima	46	Member	April 26, 2018	2020
Maria Priscila Rodini Vansetti Machado	60	Member	April 26, 2018	2020

(1)	The term of the mandates of our elected directors will terminate on the date of our annual general shareholders’ meeting that is called to evaluate our financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of our current directors:

David Feffer. Mr. Feffer has served as chief executive officer of Suzano Holding S.A. since 2003, and currently serves as the chairman of our board of directors, a member of our Sustainability and Strategy Committee and as the coordinator of our Management Committee. In 2001, Mr. Feffer became a member the board of directors and chief executive officer of Polpar S.A. and holds the following positions in other companies: (i) chief executive officer of IPLF Holding S.A.; and (ii) chief executive officer of Premesa S.A. He is also chairman of the Directors’ Committee of the School ALEF-Peretz and a member of the following social and cultural organizations: member of the Decision-Making Committee of the Israelita Albert Einstein Hospital (Associação Beneficiente Israelita Brasileira Hospital Albert Einstein); vice-chairman of the Directors’ Committee and chairman of the senior board of Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); and chairman of the board of curators and vice-chairman of the executive board of the Arymax Foundation (Fundação Arymax). Mr. Feffer attended specialization courses at Harvard Business School, Columbia University, the Aspen Institute, Singularity University, Stanford University and IMD in Switzerland.

Claudio Thomaz Lobo Sonder. Mr. Sonder currently serves as vice-chief executive officer, vice-chairman of the board of directors of Suzano Holding S.A., coordinator of our Sustainability and Strategy Committee, member of our fiscal council and member of our Management Committee. Since April 2013, Mr. Sonder has also acted as the vice-chairman of the board of directors and vice-chief executive officer of IPLF Holding S.A. In April 2015, he was appointed as vice-chairman of the board of directors of Polpar S.A. Mr. Sonder also holds the following positions in other companies: (i) executive officer of Alden Desenvolvimento Imobiliário Ltda.; (ii) member of the Directors’ Committee and member of the senior board Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); (iii) member of the board of directors of MDS, SGPS, S.A.; (iv) executive officer of Premesa S.A.; (v) member of the board of curators and member of the executive board of Fundação Arymax; (vi) member of the board of directors of the RBS S.A. group. Mr. Sonder is former chairman of the board of directors and chief executive officer of Hoechst do Brasil Química e Farmacêutica S.A. (1983-1993). Mr. Sonder holds a degree in chemical engineering and economics from Mackenzie University and specializations obtained in Munich, Germany, and Boston, Massachusetts.

Daniel Feffer. Mr. Feffer currently serves as vice-chairman of our board of directors and as a member of our Sustainability and Strategy Committee. Mr. Feffer also holds the following positions in other companies: (i) chairman of the board of ICC Brasil; (ii) vice-chairman of the board of curators and chairman of the executive board of the Arymax Foundation (Fundação Arymax); (iii) chairman of the Directors’ Committee and vice-chairman of the senior board of the Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); (iv) member of the board of IBÁ; (v) member of the board of IEDI – Instituto Econômico para Desenvolvimento Industrial; (vi) founding member of the board of Compromisso Todos Pela Educação; (vii) member of the board of FIESP; (viii) member of the board of MBC – Movimento Brasil Competitivo; and (ix) executive member of the board of ICC – International Chamber of Commerce. Mr. Feffer graduated from Mackenzie Law School and holds specializations from the FGV in Brazil; Harvard University, and Massachusetts Institute of Technology in the United States; IMD in Switzerland; and LBS -London Business School in England.

Antonio de Souza Corrêa Meyer. Mr. Meyer currently serves as a member of the board of directors of Suzano Holding S.A. Mr. Meyer has served as a member of the board of directors of IPLF Holding S.A. since 2003 and holds the following positions in other companies: (i) member of the International Bar Association, the Brazilian Bar Association and the São Paulo Lawyers Institute; (ii) director of the board of directors of the Institute of Lawyers of São Paulo (Instituto dos Advogados de São Paulo); (iii) member of the executive board of the Center of Law Firm Studies (Centro de Estudos das Sociedades de Advogados); (iv) member of the advisory committee and board of curators of the University of São Paulo Medical School; (v) member of Deliberative Council of Legal and Legislative Issues (Conselho Superior de Assuntos Jurídicos e Legislativos) and the Mediation and Reconciliation Council (Câmara de Mediação e Conciliação) of FIESP; (vi) director of the São Paulo Oncology Institute (Instituto de Oncologia de São Paulo) at the Otavio Frias de Oliveira Hospital; and (vii) member of the Merger and Acquisition Committee (CAF) of B3. Mr. Meyer was previously the Secretary of Justice and Secretary of Public Security of the State of São Paulo, director and president of the São Paulo Association of Lawyers (Associação dos Advogados de São Paulo), a member of ABRASCA – the Legislative Committee of the Brazilian Association of Public Companies (Associação Brasileira das Companhias Abertas), and legal counsel and chairman of legislative committee of the American Chamber of Commerce for Brazil (1987-1989). Mr. Meyer was recognized with an award for Judicial Merit from the Court of Justice of the State of São Paulo. Mr. Meyer is a graduate of the law school of the University of São Paulo and is a founding partner of the law firm Machado, Meyer, Sendacz e Opice Advogados.

Jorge Feffer. Mr. Feffer currently serves as a member of our board of directors and member of our Sustainability and Strategy Committee. Mr. Feffer first joined Nemofeffer S.A. (now Suzano Holding S.A.) in 1979 as a planning assistant and has 38 years of experience in the pulp and paper industry. Mr. Feffer has previously served as (i) vice-chief corporate counsel of Suzano Holding S.A.; (ii) vice-chief corporate officer of IPLF Holding S.A.; (iii) executive officer of Premesa S.A.; and (iv) managing director of Nemonorte Imóveis e Participações Ltda. Over the past five years, Mr. Feffer has held the following positions in other companies: (i) vice-chairman of the Directors’ Committee and member of the senior board of the Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); and (ii) member of the board of directors of Fundação Arymax. In 2015, he sponsored and founded the Library of Social Criticism, in partnership with the publishing house Realizações Editora Espaço Cultural. In 1978, Mr. Feffer was Assistant Secretary of Culture, Science and Technology of the State of São Paulo. Mr. Feffer is a graduate of the Business Administration School of the Armando Álvares Penteado Foundation.

Nildemar Secches. Mr. Secches currently serves as a member of our board of directors and member of our Sustainability and Strategy Committee. Mr. Secches also holds the following positions in other companies: (i) vice-president of the board of directors of WEG S.A.; (ii) vice-chairman of the board of directors of Iochpe-Maxion S.A.; and (iii) member of the board of directors of Ultrapar Participações S.A. He served as a member of the board of directors of Itaú-Unibanco between 2002 and 2017. From 1972 to 1990, Mr. Secches worked at BNDES, where he was a director from 1987 to 1990. From 1990 to 1994, Mr. Secches was the managing corporate officer of the Iochpe-Maxion Industrial Holding Group and from 1995 to 2008 he was the president of Empresas Perdigão, which specializes in the production of food. From 2007 to 2013, Mr. Secches was the chairman of the board of directors of BR Foods. He holds an undergraduate degree in mechanical engineering from the University of São Paulo, a graduate degree in finance from the Pontifical Catholic University of Rio de Janeiro and a doctoral degree in economy from UNICAMP (Campinas).

Rodrigo Kede de Freitas Lima. Mr. Kede currently serves as a member of our board of directors. He is also the chief service officer of IBM in New York and a member of the advisory of the FDC (Fundação Dom Cabral). Beginning in 1993, Mr. Kede has held the following positions during his time at IBM: (i) chief executive officer of IBM Latin America, (ii) chief executive officer of IBM Brasil, (iii) vice-chief executive officer of IBM Service Unit – Brazil; global vice-chief executive officer of strategy and processing of IBM Brasil; (iv) chief financial officer of IBM Latin America; and (v) chief financial officer for IBM Brasil. Mr. Kede has also served as chief executive officer and a member of the board of directors of TOTVS. Until 2017, he served as the chairman of the board of directors of the Brazilian Institute of Finance Executives (Instituto Brasileiro de Executivos Financeiros) and AmCham (American Chamber of Commerce). Mr. Kede holds an undergraduate degree in mechanical and production engineering from Pontifícia Universidade Católica (PUC - RJ) and an MBA from Instituto Brasileiro de Mercados de Capital, currently INSPER, and Harvard Business School.

Maria Priscila Rodini Vansetti Machado. Mrs. Vansetti currently serves as a member of our board of directors. In 2017, she was appointed global chief strategy and business development officer of Corteva Agrisciences, the agricultural division of DowDuPont. Mrs. Vansetti started at DuPont Brasil in 1981, beginning in the agricultural division and going on to hold leadership positions in the Regulatory, Institutional Relations and Research & Development areas. She transferred to Wilmington, Delaware in 1996, where she specialized in Development and Marketing, and in 2008 she was appointed business director of DuPont Canada. Mrs. Vansetti previously held the following positions: (i) global chief strategic planning officer of DuPont Crop Protection; (ii) chief executive officer of DuPont Brasil; and (iii) vice-chief executive officer of DuPont Crop Protection for DuPont Brazil and DuPont Latin America. Mrs. Vansetti currently serves as a member of the board of directors of the International Center in Indianapolis, Indiana, and of the Inter-American Dialogue, in Washington, D.C. She has also been a member of the following social and cultural organizations: (i) member of the board of directors of AmCham (American Chamber of Commerce); (ii) member of the board of directors of the Brazilian Association of Chemical Industry (Associação Brasileira da Indústria Quimica); (iii) member of the agribusiness board of FIESP; and (iv) member of the board of directors of CropLife Canada. Mrs. Vansetti holds an undergraduate degree in agronomic engineering from Escola Superior de Agricultura “Luiz de Queiróz” of the University of São Paulo (ESALQ/USP) and a specialization in executive management and global strategy leadership from the Wharton School (University of Pennsylvania).

Executive Officers

Our executive officers (diretores) are responsible for executing general business and all related and necessary or advisable measures, except for those matters attributed to our shareholders’ meeting or our board of directors, pursuant to applicable law and/or our bylaws. Our executive officers consists of a chief executive officer and four to nine executive officers, each of whom must be a Brazilian resident (but do not need to be one of our shareholders), with recognized technical and administrative experience. Our executive officers are appointed by our board of directors for one-year term and are eligible for re-election. Currently, our board of executive officers consists of eight executive officers. The following table sets forth selected information regarding the current members of our board of executive officers:

Name	Age	Position	Date of Election	Term Expiration(1)
Walter Schalka	57	Chief Executive Officer	May 28, 2018	2019
Marcelo Feriozzi Bacci	48	Chief Financial Officer and Investor Relations Director	May 28, 2018	2019
Carlos Anibal de Almeida Jr.	48	Executive Officer – Pulp Business Unit	May 28, 2018	2019
Alexandre Chueri Neto	58	Executive Officer – Forestry Business Unit	May 28, 2018	2019
Renato Tyszler	43	Executive Officer – Innovation and Business Development	May 28, 2018	2019
Leonardo Barretto de Araujo Grimaldi	43	Executive Officer – Paper Business Unit	May 28, 2018	2019
Fabio Luiz Novoa Prado	54	Executive Officer – Consumer Goods Unit	May 28, 2018	2019
Julia Ruback Fernandes Pirola	41	Executive Officer – People and Management	May 28, 2018	2019

(1)	The term of the mandates of our elected executive officers will terminate on the date of the meeting of our board of directors to occur after our annual general shareholders’ meeting that is called to evaluate our financial statements for the year ended December 31, 2018.

The following is a summary of the business experience of our current executive officers who are not members of the board of directors or related committees:

Walter Schalka. Mr. Schalka joined us in January, 2013 and has served as our Chief Executive Officer since. Mr. Schalka started his career at Citibank, followed by the Holding company of Grupo Klabin Maepar. In 1989 he joined Dixie Toga, and became president in 1991. In 2005, he joined Grupo Votorantim as President of Votorantim Cimentos, being responsible for their operations in Brazil and 14 other countries. Mr. Schalka was elected as the CEO of the Year 2015 and 2016 in Latin America by RISI. Mr. Schalka is an engineer and graduated from Instituto Tecnológico da Aeronáutica (ITA) and has a post graduate degree in administration from the FGV, and executive programs at IMD and Harvard Business School.

Marcelo Feriozzi Bacci. Mr. Bacci currently serves as our Chief Financial Officer and Investor Relations Officer since 2014. Mr. Bacci has also been the Executive Vice-President of Suzano Holding S.A., our controlling shareholder, between 2011 and 2014. Prior to Suzano, Mr. Bacci was the Chief Executive Officer of CPMais Serviços de Meio Ambiente S.A., Chief Financial Officer of Louis Dreyfus Commodities Group for Latin America and Chief Financial Officer of Promon S.A. Mr. Bacci is also currently Chairman of the Board of Ibema Companhia Brasileira de Papel. Mr. Bacci holds a BA in Public Administration from the FGV and a Master’s degree (MBA) from the Stanford University Graduate School of Business.

Carlos Anibal de Almeida Jr. Mr. Almeida currently serves as the Executive Officer responsible for our pulp business unit. Before Suzano, Mr. Almeida worked for General Electric, where he ultimately held the position of sales general manager for the Latin American division of GE Industrial Systems. Mr. Almeida holds an electrical engineering degree from the Federal University of Minas Gerais and a master’s degree in business administration from IBMEC (São Paulo).

Alexandre Chueri Neto. Mr. Chueri currently serves as our Executive Officer – Forest Business Unit. Mr. Chueri started his career in 1984 as a consultant for Ideadeco Ltda., working on the areas of irrigation and agribusiness. In 1987, he joined Construtora Norberto Odebrecht S.A. as manager of agricultural and agro industrial projects. Mr. Chueri joined Ciplan – Cimento Planalto S.A. in 1991 as managing director. Mr. Chueri graduated from ESALQ/USP of Piracicaba in 1982 with a degree in agricultural and forestry engineering and a master’s degree in administration from FGV/SP.

Renato Tyszler. Mr. Tyszler currently serves as our Executive Officer for Innovation and Business Development. Prior to working at Suzano, Mr. Tyszler worked with various companies, including Xerox, Embraer and Western Union. In 2009, Mr. Tyszler joined Suzano, and has since served as the Executive Controllership Manager, the Director of Controllership and Performance Management and, during the past two years, Director of Operations and Marketing. Mr. Tyszler holds a degree in business administration from Pontifícia Universidade Católica (PUC - RJ) and an MBA from the University of Southern California Marshall School of Business.

Leonardo Barretto de Araujo Grimaldi. Mr. Grimaldi currently serves as the Executive Officer for our paper business unit. Mr. Grimaldi joined us in 2000, having occupied different positions in our Marketing and Commercial areas until he became Commercial Operating Officer in 2011. He is responsible for our global paper sales and has lead the Suzano Mais initiative. Mr. Grimaldi holds a degree in business administration from the FGV and has attended graduate programs at the Wharton School of Business and the Singularity University in Silicon Valley.

Fabio Luiz Novoa Prado. Mr. Prado currently serves as our Executive Officer for consumer goods. Mr. Prado started his career as a trainee at Unilever, where he served for 30 years and eventually became chief executive officer of Unilever Mexico. Also in Mexico, Mr. Prado was later responsible for setting up the local operations of JBS prior to beginning his tenure with Suzano. Mr. Prado holds a degree in economics from the São Paulo University (USP) and a graduate degree in business administration from the Harvard Business School.

Julia Ruback Fernandes Pirola. Ms. Fernandes currently serves as our Executive Officer for People and Management. Prior to joining Suzano, Ms. Fernandes occupied different human resources positions at American Express and General Electric. Ms. Fernandes joined us in 2010 as Manager for Human Resources and New Projects and Expertise, before leaving to become the head of human resources at Citibank in 2014. Ms. Fernandes returned to Suzano in 2017 to serve as our Executive Officer for People and Management. She also currently acts as chairperson of the Strategic Committee of Amcham. Ms. Fernandes holds a law degree from the Federal University of Espírito Santo and a Master’s degree in business administration from FIA-USP.

Fiscal Council

Pursuant to the Brazilian Corporation Law, our fiscal council is independent from our management and our external auditors. Members of our fiscal council serve a one-year term that ends at the shareholders’ meeting the year following their election. The fiscal council is primarily responsible for reviewing management’s activities, our financial statements and to report its findings to our shareholders.

Our fiscal council is a permanent body comprised of three members, with an equal number of alternates. Under our bylaws, the members of the fiscal council must sign, before taking office, a compliance statement in accordance with the Novo Mercado rules. The following table sets forth the name, position, date of election and term expiration for each member of our fiscal council:

Name	Age	Position	Date of Election	Term Expiration
Eraldo Soares Peçanha	66	Member	April 26, 2018	2019
Luiz Augusto Marques Paes	56	Member	April 26, 2018	2019
Rubens Barletta	71	Member	April 26, 2018	2019
Kurt Janos Toth	70	Alternate	April 26, 2018	2019
Roberto Figueiredo Mello	69	Alternate	April 26, 2018	2019
Luiz Gonzaga Ramos Schubert	81	Alternate	April 26, 2018	2019

The following is a summary of the business experience of the current members of our fiscal council:

Eraldo Soares Peçanha. Mr. Peçanha currently serves as a permanent member of our fiscal council. Mr. Peçanha has previously held the following positions in other companies: (i) internal audit and controller manager of Aracruz Celulose S.A. (1974-1996); (ii) controlling company and computing director of CSN-Cia. Siderúrgica Nacional (1996-2003); (iii) controlling officer and executive director of corporate governance of Embratel SA (2003-2008); and (iv) executive director of customer services of Icatu Seguros S.A. (2008-2011). He was a member of the Fiscal Council of JBS from December 2016 to September 2017 and the Fiscal Council of Cadam S.A. from January 2017 onwards. Mr. Peçanha has acted as member of the fiscal council of the following public companies: Vale, Net Serviços de Comunicação and Ideiasnet; and of the following privately owned companies: Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia. Mr. Peçanha has acted as a member of the fiscal council for private pension entities owned by companies where he worked. Mr. Peçanha holds a degree in accounting and business administration from Cândido Mendes University. Since 2012, he has been working as a consultant in the fields of corporate governance, controlling and processes and accounting and financial systems.

Luiz Augusto Marques Paes. Mr. Paes has been a permanent member of our fiscal council since 1997. He is the managing partner of Almeida Prado, Paes e Caruso Consultoria Empresarial Ltda., where he provides legal advice and tax and corporate consulting. Mr. Paes is also a permanent member of the fiscal council of JSL S.A., Movida Participações S.A. and CPFL Energia S.A. Mr. Paes holds a law degree from the University of São Paulo.

Rubens Barletta. Mr. Barletta is a permanent member of our fiscal council. Mr. Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; and (ii) Alfa Holdings S.A. From 1999 to 2010 he served as a permanent member of the fiscal councils of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, since 2009. From 1961 to 2008 he was an employee, trainee and then partner at Escritório de Advocacia Augusto Lima S.C. Mr. Barletta holds a law degree from São Bernardo do Campo Law School.

Kurt Janos Toth. Mr. Toth currently serves as a member of our fiscal council. Mr. Toth previously enjoyed a long tenure at BNDES, having occupied the following positions: (i) economist in the Internal Control Department(2006-2008); (ii) chief of the Credit Department (1988-2006); (iii) chief of the Industrial Projects Department – Capital Assets and Traditional Industries (1984-1986); (iv) manager of the Industrial Projects Department – Capital Assets and Traditional Industries (1978-1984); (v) economist in the Industrial Projects Department – Capital Assets and Traditional Industries (1973-1978); intern (1971-1973). Mr. Toth has served as member of the fiscal councils of the following companies: (a) Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (2008-2010); (b): AES Tietê S.A. (2008-2015); (c) Fundação de Assistência e Previdência Social of BNDES (2011-2015); (d) AES Elpa S.A. (2008-2015); (e) Eletropaulo Comunicações Ltda. (2010-2011); (f) AES Communications Rio de Janeiro S.A. (2010-2018); (g) Centrais Elétricas Brasileiras S. A. – ELETROBRÁS (2003-2006); (h) Vale do Rio Doce (1993/1994). Mr. Toth holds a degree in economics from the Universidade Federal Fluminense.

Roberto Figueiredo Mello. Mr. Mello currently serves as an alternate member of our fiscal council and has been a partner at Pacaembu Serviços e Participações Ltda. since 1988. Mr. Mello has been a member of the fiscal council of Barclay’s Bank (1995-2002), an officer of Vocal Comércio Veículos Ltda. (1989-1998) and an officer of SPP – Nemo S.A. Coml. Exportadora (1986-1998). Mr. Mello holds a degree in law from the University of São Paulo.

Luiz Gonzaga Ramos Schubert. Mr. Schubert currently serves as an alternate member of our fiscal council. He is also a member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos and an alternate member of the fiscal council of Consórcio Alfa de Administração S.A. From 1999 to 2010, he held the position of permanent member of the fiscal council of Bank Alfa de Investimento S.A. Mr. Schubert has been a member of the law firm of Dr. Augusto Esteves de Lima Junior since 1973 and a partner at Barletaa, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, since 2009. From 1972 to March 2009, Mr. Schubert participated as an intern and then a member of the Law Offices of Augusto Lima S.C. Mr. Schubert holds a law degree from São Bernardo do Campo Law School.

Audit Committee

Our audit committee is an advisory committee to our board of directors, providing assistance in matters involving our accounting, internal controls, financial reporting and compliance. It also recommends the appointment of our independent auditors to our board of directors and evaluates the effectiveness of our internal financial and legal compliance controls.

Our audit committee is governed by a charter, which was approved by our board of directors in 2016 and sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members. It is composed of at least two (2) and at most nine (9) members, appointed by our board of directors for a term equivalent to the term of office of the members of our board of directors that decided upon installation of our audit committee.

As of April 30, 2018, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.

The following table sets forth the name, position, date of election and term expiration for each of the members of our audit committee:

Audit Committee Name	Position	Date of Election	Term Expiration (1)

Claudio Thomaz Lobo Sonder	Member	April 26, 2016	2020
Carlos Biedermann	Member	April 26, 2016	2020

(1)	The term of the mandates of the members of our audit committee shall terminate on the date of our annual general shareholders’ meeting called to evaluate our financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of the current member of our audit committee who is not a member of our board of directors:

Carlos Biedermann. Mr. Biedermann currently serves as a member of our audit committee. Mr. Biedermann has an undergraduate degree in administration and public administration from Universidade Federal do Rio Grande do Sul (UFRGS) and a graduate degree in capital markets from the FGV. Currently, Mr. Biedermann also holds the following positions in other companies: (i) member of the audit committee of Grupo Algar; (ii) member of the audit committee of BB Seguridade; (iii) member of the board of directors of Valmont; (iv) member of the Board of AmCham of Rio Grande do Sul and of Agenda 2020; and (v) chairman of the board of directors of Porto Alegre Health Care. Since 2002, Mr. Biedermann has also been a leading partner in PricewaterhouseCoopers Auditores Independentes (PwC). Previously, he was chairman of the audit committee for five years and vice-president between 2013 and 2014 of the Brazilian Institute of Corporate Governance (IBGC), as well as a member of the board of directors for six years and counselor for two years of Young Presidents Organization (YPO/WPO), the first independent member of the board of directors of the company Calçados Azaleia and member of the administrative council for about 15 years of Santa Casa de Misericórdia de Porto Alegre.

Other Advisory Committees of our Board of Directors

In addition to our audit committee, our board of directors currently has two other advisory committees: (i) a management committee and (ii) a sustainability and strategy committee. The following table sets forth the name, position, date of election and term expiration for each of the respective members of our management committee and our sustainability and strategy committee:

Management Committee Name	Position	Date of Election	Term Expiration (1)

David Feffer	Chairman	April 26, 2016	2020
Claudio Thomaz Lobo Sonder	Member	April 26, 2016	2020
Murilo Cesar Lemos dos Santos Passos	Member	April 26, 2016	2020
Walter Schalka	Member	April 26, 2016	2020

Sustainability and Strategy Committee Name	Position	Date of Election	Term Expiration (1)

Claudio Thomaz Lobo Sonder	Chairman	April 26, 2016	2020
Daniel Feffer	Member	April 26, 2016	2020
David Feffer	Member	April 26, 2016	2020
Jorge Feffer	Member	April 26, 2016	2020
Nildemar Secches	Member	April 26, 2016	2020

(1)	The term of the mandates of the members of committees will terminate on the date of our annual general shareholders’ meeting called to evaluate our financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of the current member of our management committee, who is not a member of our board of directors:

Murilo César Lemos dos Santos Passos. Mr. Passos currently serves as a member of our management committee. Mr. Passos currently holds the following positions in other companies: (i) member of the board of directors of So Martinho S.A., Odontoprev, Tegma and Brasilagro, and (ii) vice-president of the advisory council of the FNQ. Mr. Passos was our chief executive officer until May 2006 and has worked in the pulp and paper industry for 27 years. From 1971 to 1977, he worked in the Ministry of Industry and Commerce at the Industrial Development Council (Conselho de Desenvolvimento Industrial), in the following positions: assistant to the Minister; executive secretary of the Commission for Pulp and Paper; and group coordinator of the Industrial Development Council. From 1977 to 1989, Mr. Passos held several positions as manager and executive officer at Companhia Vale do Rio Doce (CVRD), and between 1989 and 1990 he was executive officer of Forest Products, Environment and Metallurgy. Mr. Passos also held the position of chief executive officer of Celulose Nipo Brasileira (CENIBRA) and of Florestas Rio Doce S.A. Mr. Passos is a chemical engineer with a degree from the Federal University of Rio de Janeiro.

Compensation

Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers. Our shareholders’ meeting held on April 26, 2018 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2018 in the amount of up to R$ 60.4 million.

For the three-month period ended March 31, 2018, the aggregate compensation provided to our board of directors, fiscal council and board of executive officers was R$ 10.4 million, which includes bonuses in the aggregate amount of R$ 2.7 million. For the years ended December 31, 2017, 2016 and 2015, the aggregate compensation of all of our directors, officers and members of our fiscal council was approximately R$ 49.5 million, R$ 38.9 million and R$ 38.1 million, respectively, which includes bonuses in the aggregate amount of R$ 20.6 million, R$ 16.4 million, R$ 17.3 million, respectively. In addition, for 2017, 2016 and 2015 we paid an aggregate of approximately R$ 350.8 million, R$ 277.3 million and R$ 301.5 million into our pension plan on behalf of our directors.

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers. Members of our board of directors, fiscal council and board of executive officers are entitled to compensation for their service, consisting of fixed and variable remuneration, benefits and participation in our long-term incentive plan. Information on elements of compensation for the year ended December 31, 2017 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category):

Elements of Remuneration	Board of Directors	Board of Executive Officers (Statutory)	Fiscal Council
Fixed Remuneration	58.7%	27.5%	100.0%
Benefits	2.2%	3.3%	0.0%
Variable Remuneration	39.1%	42.9%	0.0%
Long Term Incentive Plan	0.0%	26.2%	0.0%
TOTAL	100%	100%	100%

In addition to receiving a fixed salary, certain members of our board of directors and our entire board of executive officers participate in a profit-sharing program based on the achievement of certain personal and corporate goals. We also provide the following benefits, among others, to certain members of our board of directors and our entire board of executive officers: life insurance, health care plans, dental care, meal vouchers, transport, payroll loans and private pension plans. In addition to the benefits, we offer our management team long-term incentive programs. A quick overview of such programs follows below.

Phantom Shares Plan

Our phantom shares plan is settled in cash and based on the market price of our shares. Annually, if certain performance targets established by our Management Committee are met, our main executives are granted “phantom shares” in the amount resulting from the division of their salaries by the average market price of our shares at closing in the 90 trading days prior to the grant date. We grant the phantom shares in addition to the salaries of our executives. The phantom shares vest within three years of working at the Company and, after such period they can be redeemed by the executive at an exercise price corresponding to a given percentage over the average market price of our shares at closing in the 90 trading days prior to the exercise date.

Stock Option Plan

On August 29, 2008, our shareholders approved our share based payment plan, establishing the main terms regarding stock options for the acquisition of our class A preferred shares for our officers, directors and other employees. The terms and conditions to grant such stock options were approved by the board of directors, assisted by a special committee. The options granted under such plan may not exceed 2% of our paid-in capital stock. Certain executives currently receive part of their compensation pursuant to this share based payment plan.

On January 18, 2013, 9 million stock options were granted, divided into five tranches of 1,800,000 options each. The vesting period for each of the tranches depends on the performance of the beneficiary during the vesting period, meaning that such vesting period can be anticipated if the relevant performance goals are achieved.

The options are vested as follows: (i) the first tranche is vested within 24 months, and may have vesting reduced to 12 months; (ii) the second tranche is vested within 36 months, and may have vesting reduced to 24 months; (iii) the third tranche is vested within 60 months, and may have vesting reduced to 36 months; (iv) the fourth tranche is vested within 72 months, and may have vesting reduced to 48 months; and (v) the fifth tranche is vested within 84 months, and may have vesting reduced to 60 months. Once the options are vested, the beneficiary has 90 days to exercise the options.

On November 10, 2017, we converted our class A preferred shares into common shares, as approved by the shareholders on September 29, 2017 by both the extraordinary general shareholders meeting and the special class A shareholders meeting.

Share Appreciation Rights Plan

Since 2014 we make available to certain of our executives and employees a Share Appreciation Rights Plan, under which the payment, in cash, is linked to the price of our shares. The difference between this plan and the Phantom Shares Plan is the fact that there is a minimum appreciation requirement for vesting.

The options have an exercise price (or minimum level of share appreciation) that represents the average of the last 90 trading days prior to the grant date. The plan is composed of one tranche with a vesting period ending three years after the grant and maturing six months after the end of the vesting period. After 5 years, the options are exercised automatically.

The beneficiary is invited to participate in the plan. The acceptance by the beneficiary requires the investment of an amount equivalent to 5% of the grant at the date of the grant, and 20% at the end of the vesting period, which must be deposited in our bank account.

The beneficiary’s gain varies depending on the performance of our shares and may vary up to 25% more depending of the relative performance of our shares and the competing shares. This percentage is calculated based on our performance for the relevant period in comparison with our competitors’ performance, and may vary between 75% and 125%.

Maximum, Minimum and Average Individual Remuneration of the Board of Directors, Board of Executive Officers (Statutory) and Fiscal Council

Year 2017	Number of Members	Number of Remunerated Members	Highest Remuneration (R$)	Lowest Remuneration (R$)	Average Remuneration (R$)
Board of Directors	9.00	9.00	7,029,876.49	241,456.28	1,444,120.01
Board of Executive Officers (Statutory)	6.83	6.83	11,259,426.87	3,516,033.49	5,287,347.64
Fiscal Council	3.00	3.00	114,117.80	114,117.80	114,117.80

Note on Calculations:

The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable, indirect benefits and charges) for each body by the number of remunerated members in the respective body.

The lowest annual individual remuneration (fixed, variable, indirect benefits and charges) of each body excludes all members of the respective body who have held the position for less than 12 months.

The highest annual individual remuneration (fixed, variable, indirect benefits and charges) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.

Share Ownership

As of April 30, 2018, the members of our board of directors and our executive officers, other than members of the Feffer family, as a group, directly owned less than 1.0 % of our common shares. See “Major Shareholders and Related Party Transactions”.

DESCRIPTION OF SUZANO SHARES AND SUZANO BYLAWS

The following information describes our common stock and provisions of our bylaws, the Brazilian Corporation Law, the CVM rules and B3 rules regarding the capital stock, reporting and disclosure requirements, as well as other corporate matters with respect to us. This description is only a summary, does not purport to be complete and is qualified by reference to provisions of our bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM and the Novo Mercado. You should read and refer to our bylaws filed as an exhibit to the registration statement of which this prospectus is a part.

As our common shares are listed on the Novo Mercado, we may not issue common shares without voting rights or with restrictions on voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In order to delist from the Novo Mercado, we must conduct a public offering. See “—Delisting from the Novo Mercado”.

Share Capital

As of the date hereof, our outstanding, fully paid-in share capital is R$ 6,241.8 million, comprised of 1,105,826,145 registered, book-entry common shares, with no par value. There have been no increases or reductions in the total amount of our share capital in the last three years.

In September, 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado rules and the change of the methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017 and the conversion of the preferred shares issued by us into common shares became effective.

The rights attributed to the new common shares (converted from our preferred shares) are identical to the rights previously granted to our then existing common shares. The rights attributed to the new common shares include: (i) the right to vote in our shareholders’ meetings; (ii) the right to receive 100% of the amount paid per voting share in the controlling block in the event our control is sold; (iii) the right to receive dividends and interest on own capital declared by us. For further information, see “—Rights of Holders of Common Shares”.

Dividends

The Brazilian Corporation Law and our bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, and any amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted net profits, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (“GCO”) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “EBITDA” means the net profits before income tax and social contribution on net profits, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value, less estimated realized and unrealized costs of sale of the biological assets. “Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items. “Maintenance Capex” means the amount of investments in maintenance carried out in the fiscal year.

Dividends must be distributed within 60 days from the annual shareholders’ meeting in which the distribution was approved, unless a shareholders’ resolution determines another date, not later than the end of the fiscal year in which such dividend was declared. The Brazilian Corporation Law permits, however, a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. Net income not distributed due to the suspension mentioned here must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. Our board of directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting.

In general, shareholders who are not Brazilian residents must register their equity investment with the Central Bank of Brazil to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax.

Brazilian law allows the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2017, in our financial statements prepared in accordance with IFRS, we had retained earnings of R$ 2,922.8, million. Retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

Payment of dividends

In accordance with the Brazilian Corporation Law and our bylaws, we paid R$ 570.6 million in 2017, R$ 299.9 million in 2016 and R$ 269.9 million in 2015.

Rights of Holders of Common Shares

Each of our common shares entitles its holder to one vote at our annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to our bylaws and our B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares in accordance with their respective participation in our capital. See “Description of Suzano ADSs and Suzano Deposit Agreement—Dividends and Distributions” for a more complete description of payment of dividends and other distributions of our common shares. In addition, in the event of our liquidation and following the payment of all our outstanding liabilities, holders of our common shares are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in our capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado rules, our common shares have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of our company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law; (4) the right to hold our management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “Description of Suzano Shares and Suzano Bylaws—Dividends—Right of Withdrawal” and “Description of Suzano Shares and Suzano Bylaws—Dividends—Redemption”.

Neither our bylaws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Brazilian Holders of our common shares.

Public Tender Offer Upon Sale of Control

Holders of common shares shall be entitled to receive a price for their shares equal to that received by the selling controlling shareholders through a mandatory public tender offer required to be conducted upon a sale of control of our company pursuant to article 254-A of the Brazilian Corporation Law and articles 37 and 38 of the Novo Mercado Listing Rules.

Allocation of Net Income

At each annual shareholders’ meeting, our bylaws require our board of directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

•	5% for a legal reserve that will not exceed 20% of our paid-in capital;

•	an amount for a contingency reserve;

•	the lower of: (i) 25% of the annual net profit adjusted in accordance with section 202 of the Brazilian Corporation Law or (ii) 10% of the Operating Cash Flow Generation (as defined in our by-laws) in the respective fiscal year (see “—Dividends”); and

•	any balance to be allocated in the manner determined by the shareholders, according to our by-laws and the Brazilian Corporation Law.

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of our financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by our fiscal council and reported to the CVM five days following such meeting. See “—Dividends”.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of our capital stock; and (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to the Brazilian Corporation Law. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to our bylaws, our board of directors can eliminate this preemptive right or reduce the 30-day period in the event we issue debentures that are convertible into shares, warrants (bônus de subscrição) or shares within the limits authorized by the bylaws: (i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another publicly-held company.

Except as described above, in the event of a capital increase that would (i) maintain the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued shares in proportion to their shareholdings in each class of shares; (ii) modify the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued common and preferred shares, respectively, in proportion to their shareholdings, and to the other class of shares only to the extent necessary to prevent dilution of their interest in their shares; and (iii) create a new class or type of shares, all shareholders have preemptive rights to subscribe to our newly issued shares of such new class or type, in proportion to their shareholdings. Investors may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the Suzano Depositary determines to make the rights available to you.

Arbitration

In accordance with the regulations of the Novo Mercado and our bylaws, we, our shareholders, our executive officers, our directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, our bylaws, the rules published by the CMN, the Central Bank of Brazil, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by B3, and such arbitration is the exclusive means to settle such disputes with our shareholders. As the holders of our ADSs are not direct shareholders of Suzano, these arbitration requirements do not apply to such ADS holders; however, because the Suzano Depositary is a holder of our shares, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Suzano under Brazilian law.

Liquidation

Suzano shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidators and the members of our fiscal council, which must operate on a mandatory basis during the liquidation period. Any surplus in the event of liquidation will be divided among shareholders.

Redemption

According to the Brazilian Corporation Law, we may redeem our common shares subject to the approval of our shareholders at an extraordinary shareholders’ meeting where shareholders representing at least 50% of the shares that would be affected are present. The share redemption may be paid with our retained earnings, income reserves or capital reserves, with the exception of the legal reserve.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

Right of Withdrawal

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:

•	to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws (our bylaws currently authorize such action);

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•	to approve our participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

•	to change our corporate purpose;

•	to terminate a state of liquidation of the corporation;

•	to dissolve the corporation;

•	to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•	to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spinoff company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spinoff of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since our bylaws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market. In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Registration of Shares

Our common shares are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of our common shares is carried out by means of an entry by Itaú Corretora de Valores S.A. in its accounting system, debiting from the depositing shareholders’ account and crediting the buyers’ account, upon a written order of the transferor or a judicial authorization or order.

Form and Transfer

Because our shares are in registered book-entry form, the transfer of shares is made under article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. performs safe- keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil, pursuant to Resolution No. 4,373/2014 of the Central Bank of Brazil, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system. A holder of our shares may choose, at its discretion, to hold our shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, our shareholders are generally empowered to take any action relating to our corporate purposes and to pass resolutions that they deem necessary. Shareholders at our annual general shareholders’ meeting, which is required to be held within 120 days of the end of each year, have the exclusive right to approve our audited financial statements and our management accounts, as well as to determine the allocation of our net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the date of the relevant shareholders’ meeting and to elect the members of our board of directors and fiscal council (if the establishment of the board of directors has been required under applicable law, as it is in the case of publicly traded companies).

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting.

The following matters, among others, may be resolved only at a shareholders’ meeting:

•	amendment of our bylaws;

•	election and dismissal of the members of our board of directors and fiscal council, whenever requested by our shareholders;

•	approval of management accounts and of our audited financial statements on a yearly basis;

•	authorization of issuance of debentures by us, except for issuances which our board of directors has been authorized to decide pursuant to a previous decision of our shareholders;

•	suspension of the exercise of a shareholder’s rights in the event of non-compliance with the Brazilian Corporation Law or our bylaws;

•	approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of our capital stock;

•	approval of issuance of shares in excess of the limit of our authorized capital;

•	determination of the annual compensation of our executive officers, board of directors and fiscal council;

•	approval of any transaction involving our transformation into a limited liability company, consolidation, merger or spin-off;

•	approval of any transaction involving our dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;

•	authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of our common shares, in such event;

•	authorization to our directors and officers to petition for bankruptcy or file a request for judicial or extra-judicial restructuring;

•	stock option plans for officers, employees, excluding shareholder preemptive rights; and

•	transfer, sale, loan, pledge or any disposition of a significant amount of the assets of our company or any of our subsidiaries.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of shareholders representing at least 25% of our issued and outstanding share on first call, and, if that quorum is not reached, any percentage on second call. If our shareholders meet to amend our bylaws, a supermajority quorum of shareholders representing at least two-thirds of our issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

According to Suzano’s bylaws effective on the date hereof, if we cancel our registration with the CVM as a publicly held company and delist from the Novo Mercado, our shareholders will have the right to select a specialized firm to prepare a valuation report with respect to our common shares. The quorum for a shareholders’ meeting to authorize such report consists of shareholders representing at least 20% of our issued and outstanding shares on first call and, if that quorum is not reached, any percentage on second call.

A shareholder may be represented in a shareholders’ meeting by an attorney-in-fact appointed no more than one year prior to the date of the relevant shareholders’ meeting. The attorney-in-fact must be a shareholder, director or executive officer of our company, lawyer or a financial institution registered by their manager.

Generally, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person, or represented by proxy, at a shareholders’ meeting is required to approve any proposed action, with abstentions not taken into account. Exceptionally, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	consolidate with or merge us into another company;

•	engage in a spin-off transaction;

•	approve our participation in a group of companies (as defined in the Brazilian Corporation Law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution;

•	approve the merger of all of our common shares into another Brazilian company;

•	to establish new classes of shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws (our bylaws currently authorize such action); and

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more existing classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares.

Location of a Shareholders’ Meeting

Our shareholders’ meetings take place at our headquarters in the city of Salvador, State of Bahia, Brazil. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of Salvador and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available at (i) our headquarters, in the city of Salvador, State of Bahia, Brazil, at Av. Professor Magalhães Neto, No. 1752 – 10º andar, Zip Code 41810-012, and (ii) on the internet at our website (http://www.suzano.com.br/), the website of the CVM (www.cvm.gov.br) and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this prospectus and is not incorporated by reference herein.

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by our board of directors and by:

•	any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;

•	shareholders holding at least five percent of our capital stock, if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•	shareholders holding at least five percent of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or by

•	our fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Exceptionally, the chairman of our board of directors may also call a shareholders’ meeting, within two days of a determination by the B3 that the prices of our securities must be disclosed separately or regarding the suspension of trading of our common shares on the Novo Mercado, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting.

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all notices of general meetings must be published at least three times in the Diário Oficial do Estado da Bahia, as well as in the newspapers indicated in our registration form, which are currently “A Tarde” and “Valor Econônomico”. The first notice must be published no earlier than 15 days before the date of the first call of the meeting, and no later than eight days before the date of second call of the meeting. However, in certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. The first notice must also be published 30 days prior to the meeting in the event that there are depositary receipts or securities traded abroad. The CVM may also, upon the request of any shareholder, terminate, up to 15 days, the period for calling the extraordinary general meeting, in order to understand and analyze the proposals to be submitted to the specific meeting. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Conditions of Admission to Our Shareholders’ Meeting

In order to attend a shareholders’ meeting, shareholders must prove their status as shareholders and their ownership of shares to exercise the voting right by presenting his or her identity card and proof of deposit issued by the financial institution responsible for the bookkeeping of our common shares.

A shareholder may be represented at a shareholders’ meeting by a proxy, appointed less than one year before the meeting, who must be one of our shareholders, or one of our officers or directors, a lawyer or a financial institution represented by their manager.

Delisting From the Novo Mercado

At any time, we may delist our common shares from the Novo Mercado provided that shareholders representing the majority of our common shares approve the delisting and that we give at least 30 days’ written notice to the B3. The resolution must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not necessarily result in the loss of our registration as a public company on the B3.

If we delist from the Novo Mercado, by resolution taken at a shareholders’ meeting or if we are set to delist from Novo Mercado due to the implementation of a corporate restructuring transaction, in which the surviving company is not listed on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such transaction, any controlling shareholder or group of controlling shareholders must conduct a tender offer for the acquisition of our outstanding shares, at a price per share that shall be no less than the economic value of those common shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors.

Where, absent a controlling shareholder, (1) at a shareholders’ meeting, a decision to delist from Novo Mercado is taken in order to permit our common shares to be traded outside the Novo Mercado or (2) if we delist as a result of a corporate reorganization, in which the surviving company is not listed on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such transaction, the delisting will be contingent on a tender offer being launched. The same shareholders’ meeting shall define the party or parties responsible for launching the tender offer, which party or parties, attending the meeting will be required to undertake an express commitment to launch such tender offer. Absent such a decision, in case we delist as a result of a corporate reorganization, the shareholders who voted to approve such reorganization transaction will be responsible for conducting the tender offer.

The delisting due to violation of the provisions of applicable Novo Mercado listing rules is conditioned upon the launch of a public tender offer by the controlling shareholders for the acquisition of all outstanding shares at a price at least equivalent to its economic value. Where, absent a controlling shareholder, the delisting from Novo Mercado is due to a decision of our shareholders taken at a shareholders’ meeting, the shareholders voting to approve such decision shall be required to conduct the public tender offer.

Where, absent a controlling shareholder, the delisting from Novo Mercado is ordered due to a violation of the provisions of applicable Novo Mercado listing rules, resulting from an act of the management, the B3 shall require that our management call a shareholders’ meeting to decide on how to remedy the violation of the provisions of applicable Novo Mercado listing rules or to decide upon the delisting of our company from Novo Mercado. In case the shareholders decide for the delisting from de Novo Mercado, the shareholders at the shareholders’ meeting that approved such decision shall determine the responsibility for conducting the public tender offer and will be required to undertake an express commitment to launch such public tender offer.

The quorum for a shareholders’ meeting resolving such matter consists of shareholders representing at least 25% of our issued and outstanding shares on first call and, if that quorum is not reached, any percentage on second call. The decision must be made by an absolute majority of the votes of our outstanding shares of the shareholders present at the meeting, excluding, for such purposes, blank votes. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the offeror.

The public offering notice must be communicated to the B3 and immediately disclosed to the market after the shareholders’ meeting which approved the delisting.

According to the Novo Mercado listing regulations and CVM regulations, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholder and the buyer, jointly and severally, must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholder, adjusted for inflation, or, alternatively, must offer to pay the difference, if any, between the tender offer price obtained by the former shareholder, adjusted for inflation, and the price obtained by the controlling shareholder when selling her or his shares.

Purchases of Our Common Shares for Treasury

Pursuant to CVM Instruction No. 567, dated September 18, 2015 (“CVM Instruction No. 567”), the purchase or sale by us of our own shares requires shareholders’ approval in the event the transaction:

•	takes place outside a stock exchange or over-the-counter market, involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;

•	takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of our common shares quoted on the relevant stock exchange;

•	aims to change or prevent a change in our shareholder or administrative structure; and

•	takes place outside a stock exchange or over-the-counter market and the counterpart is a related-party.

Subject to certain conditions described in CVM Instruction No. 567, our shareholders’ approval is not required for the purchase or sale by us of our own shares:

•	where the counterparty is member of our board of directors, our officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or

•	in the context of a secondary public offering of treasury shares.

We may acquire our own shares to be held in treasury, sold or canceled, pursuant to a resolution of our board of directors or our shareholders, as applicable. We may not acquire our common shares, hold them in treasury or cancel them in the event that such transaction:

•	targets shares owned by our controlling shareholders;

•	takes place on organized securities markets at prices higher than market price;

•	is concurrent with a public offering for the acquisition of our common shares, pursuant to the applicable securities regulations;

•	requires funds greater than those currently available to us; or

•	result in a reduction of our capital stock.

In order to authorize the purchase of our own shares, our board of directors or our shareholders (through a resolution approved at a shareholder meeting) must specify the purpose of the transaction, the maximum number of shares to be acquired, the total number of our outstanding shares, the maximum period of time to effect such purchase (not exceeding 18 months), among other information required by CVM Instruction No. 567.

Policy for the Trading of Our Securities by Us and Our Controlling Shareholder, Directors and Officers

CVM Instruction No. 358, dated January 3, 2002 (“CVM Instruction No. 358”), establishes that “insiders” must abstain from trading our securities, including derivatives backed by or linked to our securities, prior to our disclosure of material information to the market.

The following persons are considered insiders for purposes of CVM Instruction No. 358: we, our controlling shareholder (if any), members of our board of directors, executive officers, members of our fiscal council, members of any of our technical or advisory bodies and whoever by virtue of its title, duty or position in our company, our controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

Such restriction on trading also applies:

•	to any of our former officers, members of our board of directors or our fiscal council for a six-month period, if any such officer, director or member of the fiscal council left our company prior to the disclosure of material information he/she was aware of while in office;

•	in the event we intend to acquire another company, consolidate, spin off part or all of our assets, merge, transform, or reorganize;

•	to us, in connection with or for the transfer of our control, or in the event an option or mandate to such effect has been granted;

•	to our direct and indirect controlling shareholders, their officers and members of their board of directors, whenever we, any of our subsidiaries or affiliates are in the process of purchasing or selling our common shares or have granted stock options over our common shares, or if a mandate for such purposes has been granted; or

•	during the 15-day period prior to the disclosure of year-end financial statements and interim financial information.

Disclosure of Information

We are subject to the reporting requirements established by the Brazilian Corporation Law and the CVM.

Periodic and Occasional Publication of Information

As a publicly held company, according to the applicable legislation, we are subject to provide CVM and B3 with a certain periodic information that includes annual reports, quarterly reports and reports by our management and independent auditors, as well as published announcements of annual shareholders’ meetings, minutes of shareholders’ meetings and any shareholder agreements.

Information Required by the CVM

The Brazilian Corporation Law, CVM regulations and the Novo Mercado rules require that a publicly-held corporation like us provide the following periodic information to the CVM and the B3:

•	financial statements prepared in accordance with the generally accepted accounting principles in Brazil (the “Brazilian GAAP”) and related management and auditors’ reports, within three months from the end of the fiscal year or on the date on which they are published or made available to shareholders, whichever occurs first, together with the standard financial statements (demonstrações financeiras padronizadas), or DFP;

•	notices of our annual shareholders’ meeting, on the same date as their publication;

•	summary of the decisions made in annual shareholders’ meetings, on the day of their occurrence;

•	copy of the minutes of the annual shareholders’ meeting, within 7 business days from its occurrence;

•	annual report (formulário de referência) within five months from the end of each fiscal year;

•	DFP, together with the audit report issued by an independent auditor duly registered with the CVM, within 3 months from the end of each fiscal year or when the company discloses the information to the shareholders, or to third parties, whichever occurs first; and

•	ITR, a quarterly report on standard form containing our relevant quarterly corporate, business and financial information, together with a special review report issued by our independent auditors, within 45 days from the end of each quarter (except for the last quarter of the year) or upon disclosure of such information to shareholders or third parties, whichever occurs first.

In addition to the foregoing, we must also file the following information with the CVM and the B3:

•	notice of our special shareholders’ meetings, on the same date as their publication;

•	summary of the decisions made in annual or special shareholders’ meetings, on the day of their occurrence;

•	minutes of our special shareholders’ meetings, within 7 business days from their occurrence;

•	a copy of any shareholders’ agreement, within 7 business days from the date on which it is filed with us;

•	any press release giving notice of material facts, on the same date it is published in the press;

•	information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit, and, if applicable, any plan for payment of holders of debentures, as well as copies of any judicial decision granting such request, on the same date it is filed and on the date we take notice of it;

•	information on any bankruptcy filing, on the same day we become aware of it, or the filing of a judicial claim, as applicable;

•	a copy of any judicial decision granting a bankruptcy request and appointment of a bankruptcy trustee, on the date we take notice of it; and

•	other information requested by the CVM within the terms determined by it.

Information Required by B3 From Companies Listed on the Novo Mercado

In addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

•	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;

•	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

•	from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

•	our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

•	any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;

•	the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;

•	changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;

•	in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and

•	the number of free-float shares, and their percentage in relation to the total number of issued shares.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

•	change in management or of an audit committee member;

•	change in capital stock;

•	issuance of new securities even if for private subscription;

•	change in the rights of the securities issued;

•	change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;

•	when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;

•	any change in the share position held by the persons mentioned in the two preceeding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;

•	merger, merger of shares, or spin-off;

•	change in the projections or estimates or disclosure of new projections or estimates;

•	execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and

•	bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.

Annual Calendar

Pursuant to the Novo Mercado rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to B3.

Corporate Governance

In conducting our business, we adopt corporate governance practices based on the principles of transparency, general equity principles, accountability and corporate responsibility, all in accordance with the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or IBGC, which provides guidelines to companies in order to: (a) increase value; (b) improve performance; (c) facilitate access to capital at lower costs; and (d) contribute to the continuity of operations. Among other corporate governance practices recommended by the IBGC, we have adopted the following practices:

•	capital stock composed exclusively by common shares, providing all shareholders with voting rights;

•	register, whenever requested by its shareholders, the occurrence of dissenting votes;

•	maintenance and disclosure of the registry containing the quantity of shares that each member possesses, identifying them by name;

•	the requirement that in the event of a sale of shares that would result in a change of control, all shareholders have the right to sell their shares under the same terms as any controlling shareholders (tag along). The change of control premium must be transparent. In the event of the sale of all of any controlling shareholder block, the offeror must provide tag-along rights for shareholders who do not form part of a control block;

•	hiring independent auditors to audit our financial statements;

•	send to the CVM and to B3 all the minutes of our shareholders’ meetings;

•	provision in our bylaws for a fiscal council;

•	clear bylaws with respect to: (1) the manner in which shareholders’ meetings will be convened; and (2) the election, removal and term of our directors and executive officers;

•	adoption of a board of directors, consisting of five to eleven members, who have a unified two-year period term of office, with no possibility of automatic renewal;

•	the CEO cannot hold the position of chairman of the board of directors;

•	policy of disclosure of material acts or facts, which elects the Investor Relations Officer as the Company’s main spokesperson;

•	adopts a trading policy with shares issued by the Company, approved by the board of directors, and has controls that enable its compliance;

•	transparency in the disclosure of annual reports;

•	free access to the information and facilities of our company for the members of our board of directors;

•	conflicts between us and our shareholders will be resolved through arbitration, which is the exclusive means of resolving such disputes;

•	the general meeting of shareholders has the power to (a) elect and dismiss the board of directors’ members, as well as appoint the chairman and vice-chairman of the board of directors, (b) determine the overall annual compensation of the members of the board of directors and board of executive officers, as well as the compensation of the members of the fiscal council, when installed, (c) analyze, on an annual basis, the managers’ accounts and resolve on the financial statements presented by them, (d) amend the bylaws, (e) resolve on the dissolution, liquidation, merger, split and incorporation of us, or of any of our companies, (f) approve the granting of stock option plans to our managers and employees, as well as to managers and employees of other companies, direct or indirectly, controlled by us, (g) resolve, as per proposal presented by the management, on the allocation of net income for the year and distribution of dividends, (h) elect the liquidator, as well as the fiscal council that shall be installed during the liquidation period, (i) resolve on the deregistering as a publicly held company, as well as the delisting from the special listing segment referred to as Novo Mercado of B3, (j) chose a specialized company in charge of determining our economic value and preparing the valuation report of our common shares, in the event of deregistering as a publicly held company and delisting from the Novo Mercado, within the companies appointed by the board of directors, (k) resolve on any issue that it is subject to the board of directors, (l) sale, transfer, or somehow charge any of our ownership; and

•	the site for the general meeting of shareholders in order to facilitate the presence of all shareholders or their representatives.

DESCRIPTION OF SUZANO ADSS AND SUZANO DEPOSIT AGREEMENT

American Depositary Shares

The Bank of New York Mellon, as depositary (the “Suzano Depositary”), will register and deliver American Depositary Shares, also referred to as Suzano ADSs. Each Suzano ADS will represent two shares (or a right to receive two shares), subject to adjustment prior to the completion of the Merger with respect to the ADS-to-share ratio in effect as of the date of this prospectus, deposited with Itau Unibanco S.A. as custodian for the depositary in Brazil. Each Suzano ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the Suzano ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold Suzano ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of Suzano ADSs, registered in your name, or (ii) by having uncertificated Suzano ADSs registered in your name, or (B) indirectly by holding a security entitlement in Suzano ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold Suzano ADSs directly, you are a registered Suzano ADS holder, also referred to in this description as an Suzano ADS holder. This description assumes you are an Suzano ADS holder. If you hold the Suzano ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Suzano ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated Suzano ADSs will receive statements from the depositary confirming their holdings.

As a Suzano ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the shares underlying your Suzano ADSs. As a registered holder of Suzano ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, Suzano ADS holders and all other persons indirectly or beneficially holding Suzano ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the Suzano ADSs.

The following is a summary of the material provisions of the amended and restated deposit agreement that will be entered into by Suzano and the Suzano Depositary prior to the completion of the Merger. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find More Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to Suzano ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your Suzano ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those Suzano ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Suzano ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional Suzano ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole Suzano ADSs. It will sell shares which would require it to deliver a fraction of a Suzano ADS (or Suzano ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional Suzano ADSs, the outstanding Suzano ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or Suzano ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of Suzano ADS holders, (ii) distribute those rights to Suzano ADS holders or (iii) sell those rights and distribute the net proceeds to Suzano ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new Suzano ADSs representing the new shares, to subscribing Suzano ADS holders, but only if Suzano ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or Suzano ADSs or other securities issued on exercise of rights to all or certain Suzano ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to Suzano ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case Suzano ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than Suzano ADSs) to Suzano ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain Suzano ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Suzano ADS holders. We have no obligation to register Suzano ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Suzano ADSs, shares, rights or anything else to Suzano ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are Suzano ADSs issued?

The depositary will deliver Suzano ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of Suzano ADSs in the names you request and will deliver the Suzano ADSs to or upon the order of the person or persons that made the deposit.

How can Suzano ADS holders withdraw the deposited securities?

You may surrender your Suzano ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the Suzano ADSs to the Suzano ADS holder or a person the Suzano ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of Suzano ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do Suzano ADS holders interchange between certificated Suzano ADSs and uncertificated Suzano ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated Suzano ADSs. The depositary will cancel that ADR and will send to the Suzano ADS holder a statement confirming that the Suzano ADS holder is the registered holder of uncertificated Suzano ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated Suzano ADSs requesting the exchange of uncertificated Suzano ADSs for certificated Suzano ADSs, the depositary will execute and deliver to the Suzano ADS holder an ADR evidencing those Suzano ADSs.

Voting Rights

How do you vote?

Suzano ADS holders may instruct the depositary how to vote the number of deposited shares their Suzano ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how Suzano ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Brazil and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by Suzano ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so. Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your Suzano ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested. In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to securities deposited with the Suzano Depositary as part of our ADR program, if we request the Suzano Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or Suzano ADS holders must pay:	For:
$5.00 (or less) per 100 Suzano ADSs (or portion of 100 Suzano ADSs)

Issuance of Suzano ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of Suzano ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per Suzano ADS	Any cash distribution to Suzano ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of Suzano ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to Suzano ADS holders

$.05 (or less) per Suzano ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any Suzano ADSs or shares underlying Suzano ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of Suzano ADSs directly from investors depositing shares or surrendering Suzano ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Suzano ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the Suzano ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from Suzano ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreSuzano ADS or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreSuzano ADS, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Suzano ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Suzano ADSs or on the deposited securities represented by any of your Suzano ADSs. The depositary may refuse to register any transfer of your Suzano ADSs or allow you to withdraw the deposited securities represented by your Suzano ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of Suzano ADSs to reflect the sale and pay to Suzano ADS holders any proceeds, or send to Suzano ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an Suzano ADS holder surrendering Suzano ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of Suzano ADSs and distribute the net redemption money to the holders of called Suzano ADSs upon surrender of those Suzano ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Suzano ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the Suzano ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new Suzano ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying Suzano ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying Suzano ADSs have become apparently worthless, the depositary may call for surrender or of those Suzano ADSs or cancel those Suzano ADSs upon notice to the Suzano ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Suzano ADS holders, it will not become effective for outstanding Suzano ADSs until 30 days after the depositary notifies Suzano ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Suzano ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the Suzano ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify Suzano ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the Suzano ADS holders that have not surrendered their Suzano ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

If the depositary is advised by counsel that it could be subject to material legal liability because Suzano failed to provide information required by Brazilian regulators, the depositary may terminate the deposit agreement on as little as 15 days’ notice.

After the termination date and before the depositary sells, Suzano ADS holders can still surrender their Suzano ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of Suzano ADSs or distribute any dividends or other distributions on deposited securities to the Suzano ADSs holder (until they surrender their Suzano ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of Suzano ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of Suzano ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of Suzano ADSs to benefit from any distribution on deposited securities that is not made available to holders of Suzano ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement, or for any;

•	have no obligation to become involved in a lawsuit or other proceeding related to the Suzano ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by Suzano ADS holders as a result of owning or holding Suzano ADSs or be liable for the inability or failure of an Suzano ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of Suzano ADSs, make a distribution on Suzano ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver Suzano ADSs or register transfers of Suzano ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your Suzano ADSs

Suzano ADS holders have the right to cancel their Suzano ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Suzano ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of Suzano ADSs

The deposit agreement permits the depositary to deliver Suzano ADSs before deposit of the underlying shares. This is called a pre-release of the Suzano ADSs. The depositary may also deliver shares upon cancellation of pre-released Suzano ADSs (even if the Suzano ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive Suzano ADSs instead of shares to close out a pre-release. The depositary may pre-release Suzano ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or Suzano ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of Suzano ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DTC’s Direct Registration System, also referred to as DRS, and the Profile Modification System, also referred to as Profile, will apply to the Suzano ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated Suzano ADSs and holding of security entitlements in Suzano ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated Suzano ADSs, to direct the depositary to register a transfer of those Suzano ADSs to DTC or its nominee and to deliver those Suzano ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the Suzano ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an Suzano ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Suzano ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of Suzano ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of Suzano ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the Suzano ADSs.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2018, our capital stock fully subscribed and paid in was R$ 6,241.8 million, divided into 1,105,826,145 common shares.

For further information on our capital stock, see “Description of Suzano Capital Stock and Bylaws”.

The table below presents certain information as of April 30, 2018, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

Shareholder	Number of Common Shares	Total Capital (%)
Suzano Holding S.A (1)	367,612,234	33.2%
David Feffer	52,741,764	4.8%
Daniel Feffer	48,077,095	4.3%
Jorge Feffer	46,423,360	4.2%
Ruben Feffer	46,856,578	4.2%
Other Related Parties (2)	56,470,348	5.1%
Board of Directors, Executive Officers and Fiscal Council	5,148,780	0.5%
Public Float:
BNDESPAR	75,909,985	6.9%
Mondrian Investment Partners Limited	72,878,900	6.6%
Other shareholders	321,665,097	29.1%
Treasury Shares	12,042,004	1.1%
Total	1,105,826,145	100%

(1)	The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)	Includes other relatives of the Feffer family.

In addition, as of April 30, 2018, 0.5% of our common shares were held in the form of ADSs.

Our major shareholders do not have different voting rights.

Shareholders’ Agreements

Feffer Voting Agreement

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Suzano Holding S.A. are parties to a voting agreement dated September 28, 2017 relating to their respective stakes in our company. The voting agreement became effective on November 10, 2017 and shall be in force for an initial 10-year term, which will be automatically renewed for another 10-year period unless any shareholder provides notice of non-renewal two years prior to the initial expiration. The voting agreement (a) will terminate automatically if the shareholders’ agreement of Suzano Holding is terminated, and (b) may be terminated at any time by any two of David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and any of their successors or permitted assignees. The shareholders’ agreement Suzano Holding was entered into on September 28, 2017 and similarly will be in force for an initial 10-year term, which will automatically renew for another 10-year term unless a shareholder provides notice of non-renewal two years prior to the initial expiration.

Pursuant to the voting agreement, the parties are required to vote as a block at our shareholders’ meetings. Prior to each of our shareholders’ meetings, the parties are required to hold a meeting to determine the vote to be cast by each party with respect to all matters submitted for voting at such shareholders’ meeting. Each party is entitled to one vote at such preliminary meetings, and decisions are taken by vote of the majority of the shares bound by the agreement.

Feffer Stock Transfer Agreement

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are parties to a stock transfer agreement dated as of, and effective on, September 28, 2017, which will be in force for an initial 10-year term, to be automatically renewed for an additional 10-year period unless any party provides notice of non-renewal during the year prior to the year of expiration.

Pursuant to the stock transfer agreement, each party and its successors agrees to not transfer, sell, assign or encumber shares subject to the stock transfer agreement (including through market transactions on an exchange), subject to certain exceptions, without the prior written consent of the other parties.

The stock transfer agreement also includes customary rights of first offer and rights of first refusal to all parties in the event of a sale or transfer of one of the parties. Moreover, the stock transfer agreement prohibits the transfer of shares to a third party that, directly or indirectly, engages in a competing activity, or that presents a common interest with whom engages in a competing activity, in each case with respect to our company.

BNDESPAR Shareholders Agreement

The BNDESPAR Shareholders Agreement was entered into by and among Suzano Controlling Shareholders, BNDESPAR, and Suzano, as intervening party, on March 15, 2018, to establish certain rights and obligations of the parties. It will come into effect upon the completion of the Merger. For more information, see section “The Transaction Documents—BNDESPAR Shareholders Agreement”.

B. Related Party Transactions

According to our corporate policy, we only enter into related party transactions on an arms-length basis, reflecting standard market terms that we would have achieved with a third party. We consider related parties those that are under common control with us, or those over which we exercise significant influence.

Transactions with Suzano Holding S.A.

The transactions with our controlling shareholder, Suzano Holding S.A. in the three-month period ended March 31, 2018, totalled R$ 3.0 million, mainly related to administrative expenses sharing and to a lesser extent to guarantees provided by Suzano Holding S.A.

Other transactions

Until December 31, 2017 we were engaged in commercial pulp and paper transactions with our main related party, Central Distribuidora de Papeis Ltda., which was controlled by a relative of our controlling shareholders, and we are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel. Ibema Companhia Brasileira de Papel (“Ibema”) is a joint venture between us and Ibema Participações S.A. (“Ibemapar”) concluded in January 2016. Currently, we hold 49.9% of Ibema’s share capital and Ibemapar holds the remaining 50.1%.

In the three-month period ended March 31, 2018, in the three-month period ended March 31, 2017, in the year ended December 31, 2017 and in the year ended December 31, 2016, our net revenues from these transactions was R$ 47.6 million, R$ 8.3 million, R$ 80.1 million and R$ 119.2 million, respectively.

We also enter into expense sharing and land lease transactions with certain other parties controlled by some of our controlling shareholders in the ordinary course of business.

C. Interests of Experts and Counsel

Not applicable.

COMPARISON OF THE RIGHTS OF HOLDERS OF SUZANO SHARES AND FIBRIA SHARES

Suzano and Fibria are incorporated in the Federative Republic of Brazil.

If you hold Suzano Shares or Fibria Shares, your rights as a shareholder are governed by Brazilian law and the bylaws (estatutos sociais) of the applicable company. If you hold Fibria Shares, your rights as a holder of Suzano Shares after the Merger will be governed by Brazilian law and the bylaws of Suzano.

If you hold Fibria ADSs, your rights are governed by the Fibria Deposit Agreement instead of by Brazilian law and the bylaws of Fibria, and your rights as a holder of Suzano ADSs after the Merger will be governed by the Suzano Deposit Agreement. For more information, see “Description of Suzano ADSs and Suzano Deposit Agreement”.

The following is a summary discussion of the material differences, as of the date of this prospectus, between the rights of the Fibria Shares and the rights of the Suzano Shares. Because it is a summary, it does not purport to be a complete description of these differences, or a complete description of the specific provisions referred to in this summary. For more information, you should read the bylaws of Suzano and Fibria, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Suzano Shares	Fibria Shares
Share Capital

As of the date hereof, Suzano’s outstanding share capital consists of 1,105,826,145 Suzano Shares, all of which were subscribed and fully paid.

Suzano’s current authorized share capital consists of 780,119,712 Suzano Shares.

As of April 30, 2018, Fibria’s outstanding share capital consisted of 553,934,646 Fibria Shares, all of which were subscribed and fully paid.

Fibria’s current authorized share capital consists of 150,000,000 Fibria Shares.

Board of Directors
The Suzano Board of Directors consists of a minimum of five and a maximum of nine members. The directors are elected by the general meeting for a two-year term, reelection being permitted. At least 20% of the Suzano Board of Directors consists of independent directors.	The Fibria Board of Directors consists of a minimum of five and a maximum of nine members and an equal number of alternates. The directors are elected by the general meeting for a two-year term, reelection being permitted. At least 20% of the Fibria Board of Directors consists of independent directors.
Board of Executive Officers
Suzano’s Board of Executive Officers consists of one Chief Executive Officer and between four and nine executive officers. The executive officers are elected by the Suzano Board of Directors for a one-year term, reelection being permitted.	Fibria’s Board of Executive Officers consists of at least three and no more than ten members. The executive officers are elected by the Fibria Board of Directors for a one-year term, reelection being permitted.
Fiscal Council
Suzano’s fiscal council is a permanent body and consists of at least three and no more than five members and an equal number of alternates.	Fibria’s fiscal council is a non-permanent body and, when installed upon request by the shareholders in accordance with the Brazilian Corporation Law, it consists of at least three and no more than five members and an equal number of alternates.

Committees
Suzano has three statutory committees: (i) a management committee, (ii) a sustainability and strategy committee, and (iii) an audit and risk management committee. Each committee is composed of at least two and no more than nine members. All members of Suzano’s committees are appointed by the Suzano Board of Directors for the same term as of the directors.	Fibria has a statutory audit committee which is composed of at least three and no more than five members appointed by the Fibria Board of Directors for a 5-year term. All members of Fibria’s statutory audit committee satisfy the audit committee membership independence requirements established under rules of the SEC.
Dividend Rights

Minimum mandatory dividend corresponding to the lower amount between: (i) 25% of the adjusted net profits, and (ii) 10% of the Operating Cash Flow Generation in the respective fiscal year.

The Operating Cash Flow Generation (“GCO”) is calculated using the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“EBITDA” means the net profits before income tax and social contribution on net profits, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value, less estimated realized and unrealized costs of sale of the biological assets.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance Capex” means the amount of the investments in maintenance executed in the fiscal year.

Minimum mandatory dividend of 25% of the adjusted net profits.
Convening of Shareholders’ Meetings
Although Suzano’s bylaws indicate that the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, CVM instruction No. 559 states that companies with ADS programs must call a general shareholders’ meeting a minimum of 30 days in advance. Pursuant to Suzano’s bylaws, shareholders’ meetings that are called to consider (i) the cancellation of Suzano’s registration as a publicly held company, (ii) Suzano’s delisting from the Novo Mercado, or (iii) the change or the exclusion of section 30 (anti-takeover provision) of Suzano’s bylaws, must be called at least 60 days in advance.	Although Fibria’s bylaws indicate that the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, CVM Instruction No. 559 states that companies with ADS programs must call a general shareholders’ meeting a minimum of 30 days in advance.

Affirmative Vote at Shareholders’ Meetings

As a general rule, the affirmative vote of shareholders representing at least the majority of Suzano’s issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of Suzano’s issued and outstanding voting capital is required to:

•   create a class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by Suzano’s bylaws, which provision or authorization is not currently contemplated;

•   modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing class of preferred shares;

•   reduce the percentage of mandatory dividends;

•   change Suzano’s corporate purpose;

•   merge or consolidate Suzano with another company;

•   spin-off a portion of Suzano’s assets or liabilities;

•   approve Suzano’s participation in a centralized group of companies (as defined in the Brazilian Corporation Law);

•   create founder’s shares;

•   approve Suzano’s dissolution; and

•   approve the merger of shares of all Suzano Shares into another company (incorporação de ações).

As a general rule, the affirmative vote of shareholders representing at least the majority of Fibria’s issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of Fibria’s issued and outstanding voting capital is required to:

•   create a class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by Fibria’s bylaws, which provision or authorization is not currently contemplated;

•   modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing class of preferred shares;

•   reduce the percentage of mandatory dividends;

•   change Fibria’s corporate purpose;

•   merge or consolidate Fibria with another company;

•   spin-off a portion of Fibria’s assets or liabilities;

•   approve Fibria’s participation in a centralized group of companies (as defined in the Brazilian Corporation Law);

•   create founder’s shares;

•   approve Fibria’s dissolution; and

•   approve the merger of shares of all Fibria Shares into another company (incorporação de ações).

In addition, shareholder resolutions seeking to amend or exclude section 33 of Fibria’s bylaws, dealing with tender offers in the event of acquisitions of significant stakes in Fibria, must be approved by shareholders holding a majority of the votes present at one of Fibria’s shareholders’ meeting, provided that a minimum of 30% of Fibria’s total issued and outstanding voting stock must vote in favor of such resolution.

Disclosure of Material Share Acquisitions
Any person who holds outstanding Suzano Shares in an amount greater than 5% of the total outstanding Suzano Shares and who wishes to carry out a new acquisition of Suzano Shares must notify the Investor Relations Officer, in writing, at least three business days prior to the date of each new acquisition: (i) the number of Suzano Shares that he/she intends to acquire; (ii) the intention of the acquisition; (iii) if he/she has an interest to appoint a member to the Suzano Board of Directors or to the Fiscal Council; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in Suzano.	Any person who holds outstanding Fibria Shares in an amount greater than 10% of the total outstanding Fibria Shares and who wishes to carry out a new acquisition of Fibria Shares must notify Fibria, in writing, at least three business days prior to the date of each new acquisition.
Anti-Takeover Provisions

Any person who, individually or jointly with another person representing the same interests or bound by a voting agreement, subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a material participation in Suzano’s share capital shall, within 30 days of the date of the event that results in such person holding a material participation, commence a public tender offer for all of the outstanding Suzano shares. A material participation is defined in Suzano’s bylaws as a stake equal to 20% or more of the total number of Suzano shares.

The price per share of a tender offer in the event of the acquisition of a material participation will correspond to the higher of the following values: (i) the economic value of Suzano Shares determined in a valuation report; and (ii) 145% of the highest price per Suzano Share during the 24-month period prior to the tender offer, corrected by the SELIC rate up to the time of payment.

Any person who, individually or jointly with another person representing the same interests or bound by a voting agreement, subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a material participation in Fibria’s share capital shall, within 60 days of the date of the event that results in such person holding a material participation, commence a public tender offer for all of the outstanding Fibria shares. A material participation is defined in Fibria’s bylaws as a stake equal to 25% or more of the total number of Fibria shares.

The price per share of a tender offer in the event of the acquisition of a material participation will correspond to the higher of the following values: (i) the economic value of Fibria shares determined in a valuation report; and (ii) the trading value plus a 50% premium applied to such value. Under Fibria’s bylaws, the trading value of Fibria shares shall be equal to the higher of: (a) the highest price per Fibria share on any stock exchange on which the shares of Fibria are traded, during the 12-month period prior to the tender offer, and (b) the price per Fibria share in the last issuance of Fibria shares within the 12-month period prior to the date of the tender offer, corrected by the SELIC rate from the date of such issuance to the launching date of the tender offer.

Delisting from Novo Mercado due to Violation of the Listing Rules
Suzano’s delisting from the Novo Mercado segment due to violation of the obligations provided in the Novo Mercado Listing Rules is conditioned on carrying out a public tender offer for the acquisition of Suzano shares, at least, by the economic value, to be determined in a valuation report by an independent appraiser.	Fibria’s delisting from the Novo Mercado segment due to violation of the obligations provided in the Novo Mercado Listing Rules is conditioned to carrying out a public tender offer for the acquisition of Fibria shares, at least, by the economic value, to be determined in a valuation report by an independent appraiser.

In the event that there is no controlling shareholder and the violation resulting in the delisting results from an act or failure to act of Suzano’s management, the Suzano Board of Directors must call a shareholders’ meeting to consider remediation of that violation or delisting from the Novo Mercado segment.

If the shareholders’ meeting approves the delisting, it must determine the party or parties responsible for making the public tender offer.

In the event that there is no controlling shareholder and the violation resulting in the delisting results from an act or failure to act of Fibria’s management, the Fibria Board of Directors must call a shareholders’ meeting to consider remediation of that violation or delisting from the Novo Mercado segment.

If the shareholders’ meeting approves the delisting, it must determine the party or parties responsible for making the public tender offer.

In addition, in the event that there is no controlling shareholder, if the B3 determines the suspension for trading of Fibria securities or that the quotation of Fibria securities be separately disclosed or due violation of the obligations provided in the Novo Mercado Listing Rules by act or failure to act of Fibria’s management, the President of the Fibria Board of Directors must call a shareholders’ meeting, within two days following the event, to consider remediation of that violation or, as applicable, the substitution of all members of the Fibria Board of Directors and/or the delisting from the Novo Mercado segment.

REGULATORY MATTERS

The completion of the Merger is conditioned on the receipt of approvals from various regulatory authorities in several jurisdictions, as described herein. The Fibria Controlling Shareholders and the Suzano Controlling Shareholders have agreed to certain terms with respect to the conditions precedent related to regulatory approvals. See “The Transaction Documents—The Merger Agreement—Conditions Precedent to the Completion of the Merger”. The discussion that follows provides information regarding the status of the filings with these regulators.

Although Suzano believes that it will be able to obtain the requisite consents, orders and approvals in a timely manner, neither Suzano nor Fibria can predict when or if they will do so, or if the required consents, orders and approvals will contain terms, conditions or restrictions that will adversely affect the Merger itself, Suzano, Fibria or their respective subsidiaries after the Merger is completed.

Antitrust Approvals Required for the Merger

Antitrust Clearance in Brazil

Pursuant to the Voting Agreement, Suzano is required to submit the Merger for the review of the Brazilian Administrative Council for Economic Defense (CADE) of the Merger pursuant to the Law No. 12,529 of 2011. Under Brazilian antitrust law, Suzano is not permitted to consummate the acquisition of control of Fibria prior to receiving the final approval from the CADE. The CADE will determine whether our acquisition of Fibria’s control negatively impacts competitive conditions in the markets in which we and Fibria compete or adversely affects consumers in these markets. Although we believe that the CADE’s consideration of our acquisition of Fibria’s control will determine that there are no adverse effects to those competitive conditions or consumers, we can offer no assurances that the CADE will approve our acquisition of Fibria’s control or that the CADE will not impose conditions on the referred acquisition. Suzano officially filed the Merger for the approval of the CADE on June 29, 2018.

If the CADE, or any of the regulators mentioned below, require the sale of assets with capacity higher than 1.1 million tons of Fibria’s total installed pulp production capacity, Suzano will not be bound to make a sale offer at those levels in order to consummate the Merger. If these regulators require the sale of assets with capacity of up to 1.1 million tons (inclusive) of Fibria’s total installed pulp production capacity, Suzano will be bound to comply with the imposed restriction and to make the offer of assets with such capacity to win these approvals, and will also be bound to consummate the Merger, provided that the other applicable conditions to closing in the Voting Agreement have been met.

Antitrust Clearance in Jurisdictions Other Than Brazil

Suzano and Fibria derive revenues in other jurisdictions where merger or acquisition control filings or clearances are required, including, among others, approvals in the European Union, in China and in the United States. The Merger cannot be consummated until the closing conditions relating to applicable filings or clearances under the antitrust laws in the foregoing jurisdictions have been satisfied or waived.

United States

Pursuant to the Voting Agreement and as required by the HSR Act, each of Suzano and Fibria is required to file a pre-merger notification and report form with the DOJ and the FTC. We filed with the HSR on May 9, 2018, and on May 31, 2018, the FTC issued an early termination notice confirming that the transaction was cleared without restrictions in the United States of America.

European Union

Pursuant to the Voting Agreement and to Council Regulation (EC) No. 139/2004, Suzano and Fibria are required to submit a draft notification to the European Commission of the Merger. We pre-filed with the European Commission on May 25, 2018.

China

Pursuant to the Voting Agreement and Chinese Antimonopoly Law of 2008, Suzano and Fibria are required to pre-notify the State Administration for Market Regulation (SAMR) of the Merger. We officially filed with the SAMR on July 2, 2018.

Other Jurisdictions

Suzano and Fibria will make merger or acquisition control filings in Turkey and Argentina. Clearance from the relevant antitrust authorities in Turkey will be required in order to complete the Merger, while completion of the Merger is not conditioned on clearance from Argentina having been achieved or waived.

Commitments by Suzano and Fibria to Obtain Regulatory Approvals

For a discussion on the commitments made by Suzano and Fibria in the Voting Agreement and the Merger Agreement to obtain the necessary regulatory approvals for the Merger, see “The Transaction Documents—The Merger Agreement—Conditions Precedent to the Completion of the Merger” and “The Transaction Documents—The Voting Agreement—Filing with the Antitrust and Regulatory Authorities”.

Other Regulatory Approvals Required for the Merger

In addition to the antitrust approvals described herein, Suzano and Fibria is required to receive the approval, as applicable, of ANTAQ, which is the Brazilian regulatory agency that regulates aquatic transportation. This agency will assess if Suzano fulfills all of the financial, accounting, legal and technical requirements to operate the regulated assets currently owned by Fibria. Suzano and Fibria are required to communicate the closing to ANEEL, which is the Brazilian regulatory agency that regulates electric power.

EXPERTS

The consolidated financial statements of Suzano as of December 31, 2016 and for each of the two years in the period ended December 31, 2016 have been included herein in reliance on the report of KPMG Auditores Independentes (referred to as “KPMG”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Suzano as of December 31, 2017 and for the year ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes (referred to as “PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Fibria’s financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Fibria’s Annual Report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

We will receive an opinion from Cescon, Barrieu, Flesch & Barreto Advogados, São Paulo, Brazil, with respect to the validity under Brazilian law of the Suzano Shares to be issued in connection with the Merger. We were advised as to certain matters of U.S. law by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Brazil. Substantially all of our and our subsidiaries’ assets are located outside the United States. All of our directors and all our officers reside in Brazil. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or any state thereof.

We have been advised by our Brazilian counsel, Cescon, Barrieu, Flesch & Barreto Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. A judgment against Suzano, Fibria, their respective directors and their respective officers and advisors named herein obtained in the United States, including, without limitation, any final judgment for payment of a sum certain of money rendered by any such court, would be enforceable in Brazil upon recognition thereof by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”). Such recognition (homologação) will only occur if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a court of competent jurisdiction after proper service of process on the parties, which services must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	is effective under the laws of the country where the foreign judgment is granted, as provided for in Articles 961, §1º and 963, III of the Brazilian Code of Civil Procedure;

•	is not contrary to Brazilian national sovereignty, public policy or public morality and does not violate human dignity (as provided for in Article 963 of the Brazilian Code of Civil Procedure);

•	does not violate a final and unappealable decision issued by a Brazilian court;

•	does not violate the exclusive jurisdiction of Brazilian courts; and

•	is authenticated by a Brazilian consulate in the United States or, if the place of signing is contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated October 5, 1961, apostilled, and, in either case, is accompanied by a sworn translation into Portuguese, unless an exemption is provided by an international treaty to which Brazil is signatory.

The confirmation process may be time-consuming and may also give rise to difficulties in enforcing a foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation of any judgment would be obtained or that the confirmation process would be conducted in a timely manner.

We also have been advised by our Brazilian counsel that original actions in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty). Although pursuant to our bylaws disputes between us and our shareholders are required to be resolved through arbitration, this mandatory arbitration requirement does not apply to actions against us, whether by holders of our shares or of our ADSs, that are not predicated on Brazilian laws. See “Description of Suzano Shares and Suzano Bylaws—Arbitration”.

We have been further advised that a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee the payment of the court expenses and the defendant’s legal fees, if the plaintiff does not own real property in Brazil that could secure the payment. This bond of guarantee must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the relevant Brazilian court. This requirement does not apply (1) when an exemption is provided by an international agreement or treaty to which Brazil is signatory; (2) in the case of claims for collection on a título extrajudicial; (3) in the case of enforcement of judgments (including foreign judgments that have been duly recognized by the STJ); or (4) counterclaims.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 18, 2016, our board of directors approved the appointment of PricewaterhouseCoopers Auditores Independentes (“PwC”) as our independent registered public accounting firm for the fiscal year ended December 31, 2017 and dismissed KPMG upon completion of its audit of our consolidated financial statements as of and for the two years ended December 31, 2016 and the issuance of its report thereon dated as of February 8, 2017. The decision to change accountants was made in compliance with Brazilian law, which requires rotations of auditors. On April 19, 2018, KPMG was appointed as our independent registered public accounting firm solely for the purpose of issuing an opinion as of and for the years referred to above in accordance with the audit standards of the Public Company Accounting Oversight Board (PCAOB).

KPMG’s reports on our consolidated financial statements for the years ended December 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2015 and through May 16, 2018, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in any of the reports it would have issued.

During the year ended December 31, 2015 and through May 16, 2018, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

On September 5, 2016, we entered into a contract with PwC under which PwC was engaged to provide audit services for the fiscal years 2017, 2018 and 2019. During the fiscal year ended December 31, 2015 and through August 18, 2016, we did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on our financial statements. Further, PwC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a “reportable event” or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

INDEX TO FINANCIAL STATEMENTS AND INFORMATION OF SUZANO

Page
Unaudited Condensed Consolidated Interim Financial Information as of March 31, 2018
Unaudited Condensed Consolidated Interim Financial Information—Balance Sheets for the three-month period ended March 31, 2018 and the year ended December 31, 2017	F-2
Unaudited Condensed Consolidated Interim Financial Information—Statement of Income for the three-month periods ended March 31, 2018 and March 31, 2017	F-4
Unaudited Condensed Consolidated Interim Financial Information—Statement of Comprehensive Income for the three-month periods ended March 31, 2018 and March 31, 2017	F-5
Unaudited Condensed Consolidated Interim Financial Information—Statement of Changes in Equity for the three-month periods ended March 31, 2018 and March 31, 2017	F-6
Unaudited Condensed Consolidated Interim Financial Information Statement of Cash Flows for the three-month periods ended March 31, 2018 and March 31, 2017	F-7
Notes to the Unaudited Condensed Consolidated Interim Financial Information at March 31, 2018	F-8

Report of Independent Registered Public Accounting Firm – PwC	F-58

Report of Independent Registered Public Accounting Firm – KPMG	F-59

Financial Statements at December 31, 2017 and 2016, and for the three years ended December 31, 2017
Consolidated Balance Sheets as of December 31, 2017 and 2016	F-60
Consolidated Statements of Income/(Loss) for the Years ended December 31, 2017, 2016 and 2015	F-62
Consolidated Statements of Comprehensive Income/(Loss) for the Years ended December 31, 2017, 2016 and 2015	F-63
Consolidated Statements of Changes in Equity for the Years ended December 31, 2017, 2016 and 2015	F-64
Consolidated Statements of Cash Flows for the Years ended December 31, 2017, 2016 and 2015	F-65
Notes to the Financial Statements at December 31, 2017	F-66

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2018. (In thousands of Brazilian reais, unless otherwise indicated)

Balance Sheet

	Note	3/31/2018	12/31/2017
Assets
Current assets
Cash and cash equivalents	5	2,000,336	1,076,833
Financial investments	6	1,391,669	1,631,505
Trade accounts receivable	7	2,379,071	2,297,763
Inventories	8	1,298,402	1,198,265
Recoverable taxes	9	314,600	300,988
Derivative financial instruments	4	95,539	77,090
Advances to suppliers	10	92,160	73,629
Other assets	1.1b i	291,746	132,480

Assets held for sale	15	10,877	11,535

Total current assets		7,874,400	6,800,088

Non-current assets
Recoverable taxes	9	263,400	283,757
Deferred taxes	12	2,618	2,606
Derivative financial instruments	4	65,812	56,820
Advances to suppliers	10	243,798	221,555
Judicial deposits	21.5	116,350	113,613
Receivables from land expropriation	17	60,975	60,975
Other assets		63,342	31,466

		816,295	770,792

Biological assets	13	4,579,097	4,548,897
Investments	14	6,712	6,764
Property, plant and equipment	15	16,415,548	16,211,228
Intangible assets	16	375,027	188,426

		21,376,384	20,955,315

Total non-current assets		22,192,679	21,726,107

Total assets		30,067,079	28,526,195

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2018. (In thousands of Brazilian reais, unless otherwise indicated)

Balance Sheet

	Note	3/31/2018	12/31/2017
Liabilities
Current liabilities
Trade accounts payables	18	600,564	621,179
Loans and financing	19	1,432,974	2,115,067
Derivative financial instruments	4	22,973	23,819
Taxes payable		191,981	125,847
Payroll and charges		154,829	196,467
Liabilities for assets acquisitions	24	90,618	83,155
Dividends payable	25.6	182,269	180,550
Advance from customers		91,991	92,545
Other liabilities		309,055	280,437

Total current liabilities		3,077,254	3,719,066

Non-current liabilities
Loans and financing	19	11,213,131	10,076,789
Derivative financial instruments	4	76,797	104,077
Liabilities for assets acquisitions	24	544,451	502,831
Provision for contingencies	21	321,209	317,069
Employee benefits	22	353,672	351,263
Deferred taxes	12	1,854,089	1,787,413
Share-based compensation plans	23	51,455	38,320
Other liabilities	1.1b iii	121,258	12,756

Total non-current liabilities		14,536,062	13,190,518

Total liabilities		17,613,316	16,909,584

Equity
Share capital		6,241,753	6,241,753
Capital reserves		380,564	394,801
Treasury shares		(218,265)	(241,088)
Profits reserve		2,922,817	2,922,817
Other reserves		2,295,927	2,298,328
Retained earnings		822,195	—

Total equity	25	12,444,991	11,616,611
Non-controlling interest in subsidiaries’ equity	1.1b ii	8,772	—

Total equity and liabilities		30,067,079	28,526,195

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2018. (In thousands of Brazilian reais, unless otherwise indicated)

Statement of Income

		Three-month period ended
	Note	3/31/2018	3/31/2017
Net sales revenue	27	2,994,579	2,286,998
Cost of sales	29	(1,583,414)	(1,592,369)

Gross profit		1,411,165	694,629

Operating income (expenses)
Selling expenses	29	(121,957)	(100,624)
General and administrative expenses	29	(147,353)	(111,597)
Equity in earnings of associates	14	(53)	818
Other operating income (expenses), net	29	(9,867)	(7,274)

Operating profit before net financial income (expenses)		1,131,935	475,952

Net financial income (expenses)	26
Financial income		105,329	407,337
Financial expenses		(262,679)	(282,163)

Net income before taxes		974,585	601,126

Income taxes	12
Current		(104,216)	(29,589)
Deferred		(64,849)	(116,595)

Net income for the period		805,520	454,942

Basic earnings per share
Common	25.4	0.73725	0.41707

Diluted earnings per share
Common	25.4	0.73631	0.41618

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Statement of Comprehensive Income

	Three-month period ended
	3/31/2018	3/31/2017
Net income for the period	805,520	454,942
Other comprehensive income (loss)	14,274	(1,228)

Items that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	14,274	(1,228)

Total comprehensive income	819,794	453,714

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Statement of Changes in Equity

			Capital reserves				Retained reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share issuance costs	Treasury shares	Legal reserve	Reserve for capital increase	Special statutory reserve	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balances on December 31, 2016	25	6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,206,884	115,211	2,314,567	—	10,124,989	—	10,124,989

Total comprehensive income (loss)
Net income for the period		—	—	—	—	—	—	—	—	—	454,942	454,942	—	454,942
Exchange variation on conversion of financial statements of foreign subsidiaries	25.3	—	—	—	—	—	—	—	—	(1,228)	—	(1,228)	—	(1,228)
Equity transactions with shareholders:														—
Stock options granted		—	—	442	—	—	—	—	—	—	—	442	—	442
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Internal changes in equity:														—
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(16,590)	16,590	—	—	—
Issue of treasury shares to employees		—	—	(7,038)	—	7,038	—	—	—	—	—	—	—	—

Balances on March 31, 2017	25	6,241,753	199,402	13,158	(15,442)	(258,113)	316,526	1,206,884	115,211	2,296,749	471,532	10,587,660	—	10,587,660

Balances on December 31, 2017	25	6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,281,328	234,591	2,298,328	(0)	11,616,611	—	11,616,611

Total comprehensive income (loss)
Net income for the period		—	—	—	—	—	—	—	—	—	805,520	805,520	—	805,520
Exchange variation on conversion of financial statements of foreign subsidiaries	25.3	—	—	—	—	—	—	—	—	14,274	—	14,274	—	14,274
Equity transactions with shareholders:
Stock options granted		—	—	72	—	—	—	—	—	—	—	72	—	72
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Initial non-controlling interest	1.1b ii	—	—	—	—	—	—	—	—	—	—	—	8,772	8,772
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes	25.3	—	—	—	—	—	—	—	—	(16,675)	16,675	—	—	—
Issue of treasury shares to employees		—	—	(14,309)	—	14,309	—	—	—	—	—	—	—	—

Balances on March 31, 2018	25	6,241,753	396,006	0	(15,442)	(218,265)	406,898	2,281,328	234,591	2,295,927	822,195	12,444,991	8,772	12,453,763

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Statement of Cash Flows

		Three-month period ended
	Note	3/31/2018	3/31/2017
Cash and cash equivalents from operating activities

Net income for the period		805,520	454,942

Adjustment to reconcile net income (loss) to cash and cash equivalents from operating activities		575,426	277,939
Depreciation, depletion and amortization		384,938	365,728
Income from sale of property, plant and equipment and biological assets	29	506	(3,388)
Equity in earnings of unconsolidated companies	14	53	(818)
Exchange and monetary variations, net		16,653	(260,152)
Interest expenses, net		160,689	180,520
Derivative gains (losses), net	26	(68,603)	(137,821)
Deferred taxes	12	64,849	116,595
Interest on employee benefits	22	8,617	9,506
Provision for contingencies	21	234	8,224
Share-based compensation plans	23	19,262	6,601
Allowance for doubtful accounts, net	7	6,292	3,504
Reversal of/(addition to) provision for discounts		(16,617)	(36,565)
Provision for (reversal of) inventory losses and write-offs	8	(3,045)	573
Provision for losses (impairment) and write-off with property,
plant and equipment and biological assets	29	8,982	3,154
Other provisions		(7,384)	22,278

Decrease (increase) in assets
Trade accounts receivables		(9,959)	(42,750)
Inventories		(90,798)	83,307
Recoverable taxes		1,241	(3,741)
Other current and non-current assets		(231,073)	97,771

Increase (decrease) in liabilities
Trade accounts payables		(10,903)	(31,894)
Other current and non-current liabilities		229,477	70,271
Payment of interest		(194,402)	(246,468)
Other taxes and contributions paid		(154,481)	(139,019)
Income taxes paid		(11,045)	(18,186)

Net cash provided by operating activities		909,003	502,172

Cash flows from investing activities
Cash from acquisition of subsidiaries		21,436	—
Additions to property, plant and equipment	15	(142,226)	(152,960)
Additions to intangible assets		(57)	(76)
Additions to biological assets	13	(206,720)	(200,323)
Proceeds from sale of assets		15,043	8,509
Additions (reduction) in financial investments, net		265,000	(912,363)
Acquisition of subsidiaries	1.b	(309,872)	—

Net cash used in investing activities		(357,396)	(1,257,213)

Cash flow from financing activities
Proceeds from loans and financing	19	2,476,082	1,009,369
Payment of derivative transactions	4	13,036	96,954
Payment of loans and financings	19	(2,134,630)	(942,693)
Liabilities for assets acquisitions		(2,308)	(1,529)
Sale of treasury shares to meet stock-based compensation plan		8,514	8,514

Net cash (used in) provided by financing activities		360,694	170,615

Exchange variation on cash and cash equivalents		11,202	(24,927)

Increase (reduction) in cash and cash equivalents		923,503	(609,353)

Cash and cash equivalents at the beginning of the period	5	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	5	2,000,336	1,005,344

Statement of the increase (reduction) in cash and cash equivalents		923,503	(609,353)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

1	Company Information

Suzano Papel e Celulose S.A., hereinafter referred to as the “Suzano”, together with its subsidiaries hereinafter referred to as “Company”, with registered office in the city of Salvador, state of Bahia, Brazil, is a corporation whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

Suzano has five (5) industrial units in Brazil: one each in Bahia and Maranhão and three in São Paulo. These industrial units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods - tissue) to serve the domestic and international markets, in addition to generating energy for the Company’s consumption and selling surplus energy to third parties. Pulp, paper and consumer gods are sold in the international market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 50.04% of the common shares of its share capital.

The issue of this unaudited condensed consolidated interim financial information was approved by the Company’s Executive Board on May 16, 2018.

1.1 Major events in the three-month period ended March 31, 2018

a) Operational events

i) Acquisition of land and forests in the state of São Paulo

On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself and its affiliates, under which:

(i) it acquired around nine thousand and five hundred (9,500) hectares of rural land and one million and two hundred thousand cubic meters (1,200,000 m³) of forests, which reflects the potential of production of existing and already implemented forests in the areas acquired, in the central region of the state of São Paulo, for R$ 308.1 million; and (ii) it acquired an option to purchase approximately twenty thousand (20,000) hectares of rural properties in the same region and five million and six hundred thousand (5,600,000) cubic meters of forests, which reflects the potential of production of existing and already implemented forests in the properties subject-matter of the portion, for the price of R$ 749.4 million, with the option able to be exercised, at the sole discretion of Suzano, through July 2, 2018.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Brazil’s antitrust authority CADE approved the operation on April 4, 2018.

ii) Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), an export prepayment facility, structured in a syndicated form, amounting to US$ 750 million, with final maturity of 5 years and grace period of 3 years, which has Suzano and Suzano Trading Ltd. (“Suzano Trading”), another subsidiary of Suzano, as guarantors.

The proceeds will be used to settle the export prepayment transaction contracted on May 14, 2015, in the amount of US$ 600 million and to finance export operations.

The new operation reduces borrowing cost in U.S. dollar, extending the average debt term and eliminates financial covenants.

b) Corporate events

i) Voting Commitment and assumption of obligations

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Company and of Fibria, through corporate restructuring.

A corporate restructuring will be submitted to the shareholders of the Companies, which will result in the following: a) the ownership, by Suzano, of all the shares issued by Fibria; and (b) in the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), restated at the variation of the CDI rate from March 15, 2018 to the effective payment date, to be paid in a single installment on the date of consummation of the operation; and (ii) 0.4611 common shares of Suzano, to be delivered on the date of consummation of the operation.

Shareholders of Fibria holding American Depositary Receipts (“ADR”) will be entitled to receive Suzano ADRs, observing the same exchange ratio. To do so, Suzano will adopt measures to (i) register the operation (or its exemption, as applicable) with the U.S. Securities and Exchange Commission; and (ii) list the ADRs of Suzano in the same listing segment with the New York Stock Exchange where Fibria’s ADRs are currently listed.

Once the operation is consummated, the shares and ADRs issued by Fibria will no longer be traded on B3 S.A. and the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, if any restrictions imposed by antitrust authorities in Brazil and/or other countries are too burdensome, Suzano may choose not to consummate the operation, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may entail certain other conditions of non-consummation of the operation, as expressly envisaged in the Voting Commitment.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

In the context of the transaction and subject to the closing of the transaction, on March 15th, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and other covenants with BNDES (“BNDESPAR Voting Agreement”), establishing certain governance commitments, financial and environmental policies of the Company, and limiting the transfer of the shares in the Company held by the Controlling Shareholders of the Company.

Suzano secured firm commitments from certain international financial institutions to contract financing facilities, in the total amount of US$ 9.2 billion, whose disbursement is conditioned, among other things, on the consummation of the operation. Proceeds from said financing will be used to finance a part of the installment in cash and combined exports of the companies. In order to obtain the credit facilities, the Company was payed by the bank a fee of US$ 51.750 (corresponding to R$ 172.006), this amount will be amortized up to the date of completion of the operation and the corresponding balance is classified under the heading of other accounts receivable

Consummation of the operation is subject to typical conditions for operations of this nature, including approval by antitrust authorities in Brazil and abroad.

ii) Acquisition of company in Tissue segment (Facepa)

On January 19, 2018, Brazil’s antitrust agency CADE approved without restrictions the acquisition of around 92.84% of the total capital of the mill of Facepa – Fábrica de Papel da Amazônia (“Facepa”) by Suzano.

On March 1, 2018, once all the conditions precedent were implemented and all the approvals obtained from competent government authorities, the direct and indirect acquisition of approximately 92.84% of the total capital and 99.99% of the common capital of Facepa was concluded. Suzano acquired 100% of the control of AGFA - Comércio, Administração e Participações Ltda. (“AGFA”), which holds 28.8% of Facepa, and directly acquired 64.0% from the controlling shareholders of Facepa, thus totaling 92.84%. AGFA is a company with no commercial operation and whose balance sheet basically includes the investment in Facepa. The Facepa’s equity in February, 2018 was R$ 122.6 million, of which R$ 113.8 million represents Suzano’s interest and R$ 8.8 million refers to the non-controlling interest.

With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE), the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA).

The amount paid for the acquisition was R$ 267,876, made on the date of the acquisition and a contingent amount of R$ 40,000, which is conditioned on the non-materialization of indemnifiable losses by the sellers, totaling R$ 307,876.

The Company did not finalize the identification and measurement of the fair value of the assets acquired and the liabilities assumed in this business combination and recognized the consideration transferred preliminarily as intangible assets.

iii) Acquisition of company in the energy segment (PCH Mucuri)

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent government authorities, the operation with Queiroz Galvão Energia S.A. for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the cities of Carlos Chagas and Pavão.

The amount paid for the acquisition was R$ 41,996 on the date of conclusion of the acquisition. The assets and liabilities arising from the acquisition, determined on a preliminary basis and the Company recorded R$ 121,258 in non-current other liabilities related to fair value of liabilities.

2	Presentation of the Unaudited condensed consolidated interim

2.1 Preparation basis and presentation

The unaudited condensed consolidated interim financial information was prepared and is presented in accordance with international standard IAS 34 Interim Financial Reporting.

The interim information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

The Company affirms that all the information relevant to its interim information is reported and that it corresponds to that used by the Management for its administration.

2.1.1 Condensed consolidated

The unaudited condensed consolidated interim financial information was prepared based on the information provided by Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices and policies, except for Futuragene PLC and Facepa, whose reference date is February 28, 2018, but whose information does not have significant impact on consolidated result. Regarding Facepa, acquired on March 1, 2018, was consolidated as from that date.

The subsidiaries are consolidated as from the date of ownership control up to the date control ceases to exist. In the case of joint control (joint venture) with other companies, these investments are measured by the equity method for the consolidated interim information.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

3	Accounting polices

The interim financial information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31,

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

2017, except for the application of the new accounting standards as of January 1, 2018, although, despite the application, there was no material impact on the interim information, as mentioned in the financial statements as of December 31, 2017. This interim financial information should be considered jointly with the annual financial statements.

3.1 Accounting policies adopted

3.1.1 Financial instruments – IFRS 9

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. The Company opted for the modified transition method that comparative figures have not been restated.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies however considering the assessment made by Company there was no material impact or adjustments in 1 January 2018 due to the new standard.

(i) Classification and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost and (b) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired as explained below:

(a) Amortized cost

Are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents and trade accounts receivable. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(b) Financial assets at fair value through profit or loss

That are either designated in this category or not classified in any of the other categories.

Are the balance of financial investments and derivative financial instruments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome.

(ii) Impairment of financial assets

The Company was required to revise its impairment methodology under IFRS 9. On January 1, 2018, the Company started to apply IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable. The total impact of the change in impairment methodology on January 1, 2018 was not material.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.2 Revenue recognition – IFRS 15

Suzano Papel e Celulose S.A. (“Company”) has adopted IFRS 15 Revenue from Contracts with Customers on 1 January 2018 which resulted in changes in accounting policies, opting the modified transition method that comparative figures have not been restated.

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the conceptual framework of the standard, based on the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns. The revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a costumer (which is when the costumer obtains control of that good or service).

(a) Sale of products

The recognition of revenue for domestic and export pulp and paper sales is based on the following principles:

(i) Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which rewards of ownership are transferred and the performance obligation is satisfied.

(ii) Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

3.2 New standards, revisions and interpretations not yet in force

IASB issued and approved the following accounting standards/interpretations that are not yet effective and the Company did not early adopt them for the preparation of this interim information.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

The Management evaluated or is evaluating and measuring the impacts of adopting the following standards/interpretations:

i) IFRS 16 – Leases – It replaces IAS 17 and essentially requires that lessees recognize future payments in their liabilities and the right to use a leased item in assets for practically all lease agreements. Therefore, financial lease and operating lease agreements receive similar accounting treatment, although certain short-term leases or those for small amounts are outside the scope of this standard. This standard will be effective as of January 1, 2019.

The Company, based on preliminary assessments, believes that the biggest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used to plant eucalyptus forests, with terms of up to 3 cycles of forest formation, around 21 years (Note 20.2 i)), but for the reporting date, the Company was still analyzing these and other lease agreements, as well as the transition criterion to be adopted to implement the new Standard.

IFRIC 23 Uncertainty over Income Tax Treatments – Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32 Income Taxes and the new interpretation IFRIC 23 apply only to Income Tax and Social Contribution. IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1, 2019.

The Company is assessing the changes introduced by this new interpretation and, based on analyses made until the closing of this interim information, did not identify any major changes that cause any impact on its interim information.

4	Financial Instruments and Risks

4.1 Management of financial risks

a) Overview

In the three-month period ended March 31, 2018, there were no significant changes in the financial risk management policies and procedures compared to those reported in Note 4 to the financial statements of December 31, 2017.

The main financial risk factors considered by Management are:

•	Liquidity risk;

•	Credit risk;

•	Currency risk;

•	Interest rate risks.

The Company does not adopt hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Consolidated statements of income of the periods, as presented in Note 26.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

b) Measurement

All operations with financial instruments are recognized in the Company’s interim information, as shown below. As a result of the adoption of IFRS 9, no material change in the measurement of financial instruments methodology applied for the prior year.

	Note	3/31/2018	12/31/2017
Assets

At fair value through profit or loss
Financial investments	6	1,391,669	1,631,505
Derivative financial instruments	4.3	161,351	133,910

At amortized costs
Cash and cash equivalents	5	2,000,336	1,076,833
Trade accounts receivable	7	2,379,071	2,297,763

		5,932,427	5,140,011

Liabilities

At amortized cost
Trade accounts payable	18	600,564	621,179
Loans and financing	19	12,646,105	12,191,856
Liabilities for asset acquisition	24	635,069	585,986

At fair value through profit or loss
Derivative financial instruments	4.5	99,770	127,896

		13,981,508	13,526,917

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

c) Fair value versus book value

The comparison between the fair value and carrying value of outstanding financial instruments, at their amortized cost, is shown below:

	3/31/2018		12/31/2017
	Book Value	Fair Value	Book Value	Fair Value
Assets
Cash and cash equivalents	2,000,336	2,000,336	1,076,833	1,076,833
Financial investments	1,391,669	1,391,669	1,631,505	1,631,505
Trade accounts receivable	2,379,071	2,379,071	2,297,763	2,297,763
Derivative financial instruments (current and non-current)	161,351	161,351	133,910	133,910

	5,932,427	5,932,427	5,140,011	5,140,011

Liabilities
Trade accounts payables	600,564	600,564	621,179	621,179
Loans and financing (current and non-current)	12,646,105	13,840,940	12,191,856	13,755,352
Liabilities for asset acquisitions (current and non-current)	635,069	593,194	585,986	564,292
Derivative financial instruments (current and non-current)	99,770	99,770	127,896	127,896

	13,981,508	15,134,468	13,526,917	15,068,719

4.2 Liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are undiscounted, and include contractual interest payments, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

	3/31/2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	600,564	600,564	600,564	—	—	—
Loans and financing	12,646,105	18,346,805	2,023,059	1,881,376	7,053,775	7,388,595
Liabilities for asset acquisitions	635,069	761,289	95,490	93,768	184,064	387,967
Derivative financial instruments	99,770	88,607	23,804	53,209	11,594	—
Other accounts payable	430,313	430,313	309,055	121,258	—	—

	14,411,821	20,227,578	3,051,972	2,149,611	7,249,433	7,776,562

	12/31/2017
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	621,179	621,179	621,179	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Liabilities for asset acquisitions	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,436	12,757	—	—

	13,820,110	17,622,806	3,725,893	2,772,968	5,127,502	5,996,443

4.3 Credit risk

The book value of financial assets representing the exposure to credit risk on the date of the interim information was as follows:

	Note	31/3/2018	12/31/2017
Assets
Cash and cash equivalents	5	2,000,336	1,076,833
Financial investments	6	1,391,669	1,631,505
Trade accounts receivable	7	2,379,071	2,297,763
Derivative financial instruments		161,351	133,910

		5,932,427	5,140,011

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

The Counterparties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives financial instruments, are rated by the rating agencies Fitch Ratings, Standard & Poor’s and Moody’s. The risk rating is as follows:

	Cash and cash equivalents and financial investments		Derivative financial instruments
Risk rating (a)	3/31/2018	12/31/2017	3/31/2018	12/31/2017
AAA	2,851,201	2,168,810	—	65,510
AA+	150,373	169,881	94,475	51,231
AA	196,603	207,925	18,447	3,143
AA-	142,990	113,623	48,429	14,026
A	48,081	45,753	—	—
A-	2,742	2,330	—	—
BB	15	16	—	—

	3,392,005	2,708,338	161,351	133,910

(a)	We use the Brazilian Risk Rating and the rating is given by rating agencies Fitch Ratings, Standard & Poor’s and Moody’s.

The risk rating of trade accounts receivable is as follows:

	3/31/2018	12/31/2017
Low Risk (a)	2,223,888	2,262,628
Average Risk (b)	9,331	21,016
High Risk (c)	64,267	52,859

	2,297,763	2,336,503

(a)	No past due and delay up to 30 days
(b)	Overdue between 30 and 90 days
(c)	Overdue more than 90 days and renegotiated by the client or with security interest

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

4.4 Market risk

4.4.1. Exchange rate risk

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, are demonstrated below:

	3/31/2018	12/31/2017
Assets
Cash and cash equivalents	1,253,389	585,541
Trade accounts receivable	1,637,986	1,544,633
Derivative financial instruments	161,351	133,910

	3,052,726	2,264,084

Liabilities
Trade accounts payables	(45,315)	(45,548)
Loans and financing	(9,038,084)	(8,616,807)
Liabilities for asset acquisitions	(326,156)	(332,193)
Derivative financial instruments	(98,819)	(126,781)

	(9,508,374)	(9,121,329)

Liability exposure	(6,455,648)	(6,857,245)

Foreign denominated balances are primarily denominated in US Dollars.

Sensitivity analysis – foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

This analysis assumes that all other variables, in particular interest rates, remain constant, the following table presents the potential impacts on results assuming these scenarios:

	3/31/2018
	As of	Effect on Income
	Probable	Possible Increase ( Δ 25%)	Remote Increase ( Δ 50%)
Cash and cash equivalents	1,253,389	313,347	626,695
Trade accounts receivable	1,639,286	409,821	819,643
Trade accounts payables	(45,315)	(11,329)	(22,657)
Loans and financing	(9,038,084)	(2,259,521)	(4,519,043)
Liabilities for asset acquisitions	(326,156)	(81,539)	(163,078)
Derivatives Swap	21,938	(710,659)	(1,421,318)
Derivatives Options	40,594	(488,471)	(1,521,281)

		(2,828,351)	(6,201,039)

4.4.2 Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Sensitivity analysis – exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbanking Deposit Rates (“CDI”), Long Term Interest Rate (“TJLP”) and Libor may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in the event of these scenarios:

	3/31/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( Δ 25%)	Remote Increase ( Δ 50%)
Interbank deposit certificate (“CDI”)
Cash and cash equivalents	746,947	12,400	24,992
Financial investments	1,391,669	23,102	46,564
Loans and financing	(2,894,987)	(48,058)	(96,863)
Derivative Swap	21,938	86,210	171,675
Derivative Options	40,594	(25,857)	(52,069)

		47,797	94,299

Long-term interest rate (“TJLP”)
Loans and financing	(243,929)	(4,116)	(8,233)

		(4,116)	(8,233)

London InterBank Offered Rate (“Libor”)
Loans and financing	(4,175,657)	(19,657)	(39,314)
Derivative Swap	(951)	371	741

		(19,286)	(38,573)

4.5 Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided from a third party, which is reviewed by management.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

a) Outstanding derivatives by type of contract

On March 31, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value in US$		Fair value
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	1,870,000	1,485,000	40,594	25,822
Fixed Swap (US$) vs. CDI	—	50,000	—	5,356
Fixed Swap CDI vs. US$	—	50,000	—	(2,485)

Subtotal	1,870,000	1,585,000	40,594	28,693

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	861,892	291,725	21,938	(21,562)

Subtotal	861,892	291,725	21,938	(21,562)

Interest hedge
Swap Libor vs. Fixed (US$)	19,841	19,841	(951)	(1,117)

Subtotal	19,841	19,841	(951)	(1,117)

Total in derivatives	2,751,733	1,896,566	61,581	6,014

Current assets			95,539	77,090
Non-current assets			65,812	56,820
Current liabilities			(22,973)	(23,819)
Non-current liabilities			(76,797)	(104,077)

			61,581	6,014

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on agreed dates.

Contracts outstanding on March 31, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

b) Fair value by maturity date

Derivatives mature as follows:

	Net Fair value
Maturity of derivatives	3/31/2018	12/31/2017
In 2018	64,675	53,270
In 2019	65,652	(16,064)
In 2020	(68,746)	(31,192)

	61,581	6,014

c) Long and short position of outstanding derivatives

On March 31, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value			Fair value
	Currency	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	2,850,588	950,000	54,525	22,525
Swap Libor vs. Fixed (US$)	US$	19,841	19,841	65,784	65,517

Subtotal				120,309	88,042

Liabilities
Swap CDI vs. Fixed (US$)	US$	861,892	291,725	(32,587)	(44,087)
Swap Libor vs. Fixed (US$)	US$	19,841	19,841	(66,735)	(66,634)

Subtotal				(99,322)	(110,721)

Total swap agreements				20,987	(22,679)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	1,870,000	1,485,000	40,594	25,822
Swap Fixed (US$) vs. CDI	US$	—	50,000	—	5,356
Swap CDI x Fixed (US$)	US$	—	50,000	—	(2,485)

Subtotal				40,594	28,693

Total in derivatives				61,581	6,014

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

d) Settled derivatives

In the three-month period ended March 31, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Cash paid / Received amount
	31/3/2018	3/31/2017
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	10,165	—
NDF (MXN vs. US$)	—	50

Subtotal	10,165	50

Commodity hedge
Bunker (oil)	—	2,631

Subtotal	—	2,631

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	2,871	—
Swap Fixed (US$) vs. CDI	—	(8,809)

Subtotal	2,871	(8,809)

Interest hedge
Swap Coupon vs. Fixed (US$)	—	15,824

Subtotal	—	15,824

Total in derivatives (a)	13,036	9,696

(a)	In the period ended March 31, 2018 there was no receipt of premium on derivatives from short positions on unexpired options and is hence not presented in the table above (R$ 87,258 on March 31, 2017).

4.6 Capital management

The main objective of Company’s capital management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

The Company monitors constantly significant indicators, such as:

i) consolidated financial leverage index, which is the total net debt divided by adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”);

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

ii) management of contractual financial covenants, maintaining safety margin to not exceed these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, in order to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and makes adjustments based on changes in economic conditions.

	3/31/2018	12/31/2017
Loans and financing	12,646,105	12,191,856
(-) Cash and financial investments	(3,392,005)	(2,708,338)

Net debt	9,254,100	9,483,518

Shareholders’ equity	12,444,991	11,616,611

Shareholders’ equity and net debt	21,699,091	21,100,129

4.7 Fair value hierarchy

The financial instruments and other interim information items assessed at fair value are presented in accordance with the levels defined below:

•	Level 1 – Prices quoted (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3 – Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

	3/31/2018
	Fair value	Level 1	Level 2	Level 3
Assets
Financial investments	1,391,669	—	1,391,669	—
Derivative financial instruments	161,351	—	161,351	—
Biological assets (a)	4,579,097	—	—	4,579,097

	6,132,117	—	1,553,020	4,579,097

Liabilities
Loans and financing	13,840,940	—	13,840,940	—
Liabilities for asset acquisitions	593,194	—	593,194	—
Derivative financial instruments	99,770	—	99,770	—

	14,533,904	—	14,533,904	—

	12/31/2017
	Fair value	Level 1	Level 2	Level 3
Assets
Financial Investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897

	6,314,312	—	1,765,415	4,548,897

Liabilities
Loans and financing	13,755,352	—	13,755,352	—
Liabilities for asset acquisitions	564,292	—	564,292	—
Derivative financial instruments	127,896	—	127,896	—

	14,447,540	—	14,447,540	—

(a)	Changes in fair value of biological assets are shown in Note 13.

4.8 Guarantees

The Company has as guarantee letters of credit and credit insurance policies. In the period ended March 31, 2018, consolidated accounts receivable operations pegged to exports amount to (USD 378 million, equivalent to R$ 1,197,610 on this date).

5	Cash and Cash Equivalents

	3/31/2018	12/31/2017
Cash and banks
Local currency	35,189	19,124
Foreign currency	1,086,679	583,604

	1,121,868	602,728
Financial investments
Local currency	711,758	472,168
Foreign currency	166,710	1,937

	878,468	474,105

	2,000,336	1,076,833

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Financial investments in local currency are low risk and highly liquidity, and correspond to investments indexed to the Interbanking Deposit Certificate (“CDI”). On March 31, 2018 and December 31, 2017, the interest rates on financial investments ranged between 94% and 110% of CDI index.

6	Financial Investments

	3/31/2018	12/31/2017
Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	1,305,832	1,593,066
Bank Deposit Certificates (“CDB”) (b)	85,837	38,439

	1,391,669	1,631,505

(a)	Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, are remunerated at a rate between 97.7% and 102.4% of CDI index rate at 3/31/18 and 12/31/17. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is presented on Note 4.3
(b)	Bank Deposit Certificates (“CDBs”) were remunerated on average at 104.53% of the Interbanking Deposit Certificate (“CDI’) (December 31, 2017, 102.48%).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

7	Trade Accounts Receivable

7.1 Breakdown of balances

	3/31/2018	12/31/2017
Domestic customers
Third parties	702,822	735,627
Receivables Investment Fund (“FIDC”) (a)	28,326	25,825
Related parties	48,060	28,652

Foreign customers
Third parties	1,640,650	1,546,399

Allowance for doubtful accounts	(40,787)	(38,740)

	2,379,071	2,297,763

(a)	In 2017 the Company created the Receivable Investment Fund (“FIDC”), that is a vehicle with the purpose with of acquiring credit rights originated from sales made by Suzano to facilitate credit to certain clients. FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two year term with renew rights under certain conditions. The Company has a co-obligation and retains substantial credit risk, accordingly the Company recorded an accounts receivable of R$ 28,326 and a liability of R$ 27,397 net of transaction costs (Note 19).

7.2 Past due securities

	3/31/2018	12/31/2017
Past due:
Up to 30 days	155,475	67,239
From 31 and 60 days	2,999	16,066
From 61 and 90 days	6,331	3,949
From 91 and 120 days	2,300	2,831
From 121 and 180 days	6,329	9,423
Over 180 days	55,633	39,905

	229,067	139,413

% Total overdue receivables.	9%	6%

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

7.3 Changes in allowance for doubtful accounts

	3/31/2018	12/31/2017
Balance at beginning of the period	(38,740)	(44,517)
Credits accrued in the period	(7,026)	(38,486)
Credits recovered in the period	734	6,089
Credits definitively written-off from position	2,689	36,726
Exchange variation	1,556	1,448

Balance at end of the period	(40,787)	(38,740)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. Part of these guarantees is equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8	Inventories

	3/31/2018	12/31/2017
Finished goods
Pulp
Domestic	106,938	82,008
Foreign	233,928	198,380
Paper
Domestic	205,336	200,683
Foreign	65,423	67,223
Consumer Goods
Domestic	13,627	6,376
Work in process	62,580	63,797
Raw materials	413,116	399,086
Spare Parts	197,453	180,712

	1,298,401	1,198,265

Direct write-offs and provisions for obsolescence are recognized under profit or loss and in cost of goods sold.

No inventory items were given as collateral for or guarantee of liabilities for the fiscal years presented.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

9	Recoverable Taxes

	3/31/2018	12/31/2017
Withholding tax and prepaid income tax and social contribution	66,188	58,823
PIS and COFINS - on acquisition of fixed assets (a)	58,187	58,767
PIS and COFINS - other operations	49,546	50,076
ICMS - on acquisition of fixed assets (b)	69,990	71,603
ICMS - other operations (c)	276,805	280,384
Reintegra Program (d)	57,208	71,376
Other taxes and contributions	12,950	4,298
Provision for the impairment of ICMS credits (e)	(12,874)	(10,583)

	578,000	584,745

Current assets	314,600	300,988
Non-current assets	263,400	283,757

(a)	Social Integration Program (“PIS”) / Social Security Funding Contribution (“COFINS”) - Credits whose realization is linked to the depreciation period of the corresponding asset.
(b)	Value-added Tax on Sales and Services (“ICMS”)
Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment – CIAP.
(c)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products. Credits are concentrated in the states of Bahia and Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Bahia and Maranhão.
(d)	Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is as program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, in order to make them more competitive on international markets.
(e)	Provision for discount on sales to third parties of accrued credit mentioned in item “c” above.

10	Advance to Suppliers

10.1 Forestry development program

On March 31, 2018, the balance of advances of funds and inputs for timber development amounted to R$ 272,934 (R$ 237,466 on December 31, 2017), classified in the balance sheet according to the expected realization, among current and non-current liabilities.

10.2 Advance for the purchase of finished product

On March 31, 2018, the Company had paid advance for the purchase of finished product through its subsidiary Suzano Trading, in the amount of US$ 10 million (equivalent to R$ 33,483), (R$ 33,324 on December 31, 2017).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

11	Related Parties

Related parties	Type of operation	Type of interest
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses	Controlled by key management personnel
Bizma Investimentos Ltda. (“Bizma”)	Investment fund management	Controlled by key management personnel
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper	Controlled by close family personnel
Ibema Cia Brasileira de Papel (“Ibema”)	Sale of paper	Join Venture
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services	Controlled by key management personnel
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting	Controlled by key management personnel
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)	Controlled by key management personnel
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory	Controlled by key management personnel
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs	Immediate Parent

11.1 Balance sheets and transactions in the three-month period ended March 31, 2018

	ASSETS	LIABILITIES		INCOME STATEMENT
	Current	Current
Item of balance sheet	Trade receivables - related parties	Trade payables	Loans and financing	Revenue		Expenses
Holding	—	—	136	19		(3,034)
Nemonorte	—	—	—	—		(62)
Bexma	—	—	—	3		—
Lazam - MDS	—	—	—	—		(31)
Ecofuturo	—	—	—	2		(875)
Ibema	48,054	4,448	—	47,602	(a)	—
Bizma	—	—	—	9		—

	48,054	4,448	136	47,635		(4,002)

11.2 Balances sheets on December 31, 2017 and transactions in the three-month period ended March 31, 2017

	ASSETS	LIABILITIES		INCOME STATEMENT
	CURRENT	Current
Item of balance sheet	Trade receivables - related parties	Trade payables	Loans and financing	Revenue		Expenses
Holding	—	—	141	7		(3,602)
Central	—	—	—	(4,056)		2,895
Nemonorte	—	—	—	—		(58)
Mabex	—	—	—	—		(8)
Lazam - MDS	—	—	—	—		(89)
Ecofuturo	4	45	—	—		(880)
Ibema	28,628	6,954	—	12,348	(a)	—

	28,632	6,999	141	8,299		(1,742)

(a)	Pulp and paper sales operations.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

11.3 Management compensation

For the three-month periods ended March 31, 2018 and 2017, expenses related to the compensation of key management personnel which include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the period.

	3/31/2018	3/31/2017
Short-term benefits
Salary or compensation	8,727	5,583
Direct and indirect benefits	815	532
Bonus	3,788	5,363

	13,330	11,478

Long-term benefits
Share-based compensation	31,819	25,368

	31,819	25,368

	45,149	36,846

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th salary” bonus), and payroll charges (company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (Note 23).

12	Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Deferred income and social contribution taxes are originated as follows:

	Three-month period ended
	3/31/2018	3/31/2017
Net income before taxes	974,585	601,126
Income and social contribution expenses at statutory nominal rate - 34%	331,359	204,383
Tax effect on permanent differences:
Tax incentive - Reduction SUDENE (a)	95,065	19,097
Equity method	(18)	(6,354)
Taxation difference - Subsidiaries (b)	48,720	32,822
Credit related to Reintegra program	12,624	8,164
Higher taxation on foreign subsidiaries	—	(3,252)
Other	5,903	7,722

	169,065	146,184

Income tax
Current	(52,436)	(15,572)
Deferred	(48,403)	(87,239)

	(100,839)	(102,811)

Social Contribution
Current	(51,780)	(14,017)
Deferred	(16,446)	(29,356)

	(68,226)	(43,373)

Income and social contribution tax expenses in the periods	(169,065)	(146,184)

Effective rate of income and social contribution tax expenses	17.3%	24.3%

The income tax loss carryforward, negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (IRPJ).

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

	3/31/2018	12/31/2017
Tax loss carryforward	2,048,238	2,300,993
Social contribution tax loss carryforward	87,111	331,445

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	Three-month period ended
	3/31/2018	3/31/2017
Net income before taxes	974,585	601,126
Income and social contribution expenses at statutory nominal rate - 34%	331,359	204,383
Tax effect on permanent differences:
Tax incentive - Reduction SUDENE (a)	95,065	19,097
Equity method	(18)	(6,354)
Taxation difference - Subsidiaries (b)	48,720	32,822
Credit related to Reintegra program	12,624	8,164
Higher taxation on foreign subsidiaries	—	(3,252)
Other	5,903	7,722

	169,065	146,184

Income tax
Current	(52,436)	(15,572)
Deferred	(48,403)	(87,239)

	(100,839)	(102,811)

Social Contribution
Current	(51,780)	(14,017)
Deferred	(16,446)	(29,356)

	(68,226)	(43,373)

Income and social contribution tax expenses in the periods	(169,065)	(146,184)

Effective rate of income and social contribution tax expenses	17.3%	24.3%

(a)	Refers to the benefit of reducing 75% of the income tax calculated based on Profits form exploration on the units Mucuri (BA) and Imperatriz (MA).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

13	Biological Assets

The changes in the balances of biological assets in the respective periods are shown below:

Balances on December 31, 2016	4,072,528
Additions (a)	912,368
Depletion for the year	(551,135)
Gain on adjustment to fair value (b)	192,504
Disposal of forests	(28,030)
Other write-offs	(49,338)

Balances on December 31, 2017	4,548,897
Additions (a)	206,720
Depletion for the period	(164,723)
Disposal of forests	(11,789)
Other write-offs	(8)

Balances on March 31, 2018	4,579,097

(a)	Refers to the formation and acquisition of forests, of which R$ 199,869 of forest formation and R$ 12,460 of forest acquisition (December 31, 2017, R$ 798,578 and R$ 136,414, respectively);
(b)	The gain reported in 2017 is mainly due to the gross wood price in the regions of Maranhão and Pará and the maintenance of other assumptions;

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the Discounted Cash Flow method.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

14	Investments

Joint venture
Ibema
Balance on December 31, 2016	873

Equity method	5,872
Other	19

Balance on December 31, 2017	6,764

Equity method	(53)

Balance on March 31, 2018	6,712

The financial information of joint venture is shown below:

	Joint Venture
	Ibema
	3/31/2018	12/31/2017
Equity interest %	49.9%	49.9%
Total assets	352,396	334,827
Total liabilities	351,152	334,009
Adjusted equity (a)	1,244	818
Net income for the period	201	9,790

(a)	Adjusted for unrealized profits with parent company.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

15	Property, Plant and Equipment

		Buildings	Machinery and equipment	Other assets	Land and farms	Work in progress	Total
Annual average depreciation rate		3.45%	5.42%	17.41%	—	—	—
Cost
Balances on December 31, 2016		2,683,827	15,345,570	299,131	4,368,577	390,671	23,087,775
Transfers		141,161	485,182	3,297	3,920	(633,560)	—
Transfers between other assets	(b)	(4,500)	4,434	(7,035)	—	(8,705)	(15,806)
Additions		4,648	106,422	6,527	2,257	731,740	851,594
Write-offs	(a)	(9,463)	(95,277)	(13,525)	(26,161)	(4,697)	(149,123)
Interest capitalization		—	—	—	—	8,286	8,286

Balances on December 31, 2017		2,815,673	15,846,331	288,395	4,348,592	483,735	23,782,726
Transfers		7,661	50,850	5,614	2,520	(66,645)	—
Transfers between other assets	(b)	—	525	494	—	88	1,107
Additions		53	18,872	1,554	190	121,290	141,959
Facepa and PCH Mucuri		159,454	87,752	1,946	25,586	4,692	279,430
Write-offs	(a)	(2,572)	(44,224)	(574)	(2,505)	—	(49,875)
Interest capitalization		—	—	—	—	267	267

Balances on March 31, 2018		2,980,269	15,960,106	297,429	4,374,383	543,427	24,155,614

Depreciation
Balances on December 31, 2016		(762,686)	(5,908,943)	(180,866)	—	—	(6,852,495)
Transfers		8	270	(278)	—	—	—
Write-offs	(a)	3,172	64,536	13,145	—	—	80,853
Depreciation		(70,315)	(701,822)	(27,719)	—	—	(799,856)

Balances on December 31, 2017		(829,821)	(6,545,959)	(195,718)	—	—	(7,571,498)
Transfers		6	2	(8)	—	—	—
Write-offs	(a)	978	42,649	74	—	—	43,701
Depreciation		(19,103)	(186,268)	(6,898)	—	—	(212,269)

Balances on March 31, 2018		(847,940)	(6,689,576)	(202,550)	—	—	(7,740,066)
Net

Balances on March 31, 2018		2,132,329	9,270,530	94,879	4,374,383	543,427	16,415,548

Balances on December 31, 2017		1,985,852	9,300,372	92,677	4,348,592	483,735	16,211,228

(a)	In addition to disposals, write-offs include obsolescence and scrapping;
(b)	Includes transfers between the lines of inventory, intangible assets and non-current assets for sale, of which: i) semi trucks – R$ 6,377 and commercial property (R$ 4,500) (December 31, 2017, i) semi trucks (R$ 7,035) and commercial property – R$ 4,500)).
(c)	The balance of Construction in Progress comes from investments made in line with its strategy to maximize return for shareholders, of which: i) adjacent business – R$ 198,166; ii) structural competitiveness – R$ 262,599; and iii) other investments – R$ 82,662 (December 31, 2017, i) adjacent business – R$ 134,299; ii) structural competitiveness – R$ 264,606; iii) other investments – R$ 84,830).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 20.1.

On March 31, 2018, the Company did not identify any event that indicates impairment of assets.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

15.1 Assets given as collateral

On March 31, 2018, assets given as collateral in loan operations and lawsuits amounted to R$ 11,433,091 (R$ 11,571,632 on December 31, 2017).

16	Intangible Assets

16.1 Goodwill

	3/31/2018	12/31/2017
Vale Florestar S.A.	45,435	45,435
Paineiras Logística	10	10
Facepa (a)	193,512	—

	238,957	45,445

(a)	Company acquired in the first quarter of 2018, currently undergoing calculation of the Purchase Price Allocation (Note 1.1 b) ii)).

16.2 Intangible assets with indefinite useful life

On March 31, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$ 1,196.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

16.3 Intangible assets with determined useful life

	Trademarks and patents	Softwares	R&D Agreements	Total
Useful life (years)	10	5	18.8	—
Acquisition cost	1,635	120,718	196,023	318,376
Accumulated amortization	(920)	(49,533)	(94,976)	(145,429)

Balances on December 31, 2016	715	71,185	101,047	172,947
Acquisitions	—	8,054	—	8,054
Foreign currency translation adjustment	—	—	1,284	1,284
Amortization	(105)	(21,825)	(8,339)	(30,268)
Write-offs	—	—	(18,937)	(18,937)
Transfers and others	—	8,705	—	8,705

Book balance	610	66,119	75,055	141,785

Acquisition cost	1,635	137,477	178,370	317,482
Accumulated amortization	(1,025)	(71,358)	(103,315)	(175,698)

Balances on December 31, 2017	610	66,119	75,055	141,785
Acquisitions	—	57	—	57
Acquisition PCH Mucuri/Facepa	17	749		766
Foreign currency translation adjustment	—	—	316	316
Amortization	(25)	(5,811)	(1,684)	(7,520)
Amortization PCH Mucuri/Facepa	(13)	(429)		(442)
Transfers and others	—	(88)	—	(88)

Book balance	589	60,597	73,687	134,874

Acquisition cost	1,652	138,195	178,686	318,533
Accumulated amortization	(1,063)	(77,598)	(104,999)	(183,659)

Balances on March 31, 2018	589	60,597	73,687	134,874

17	Receivables from land expropriation

In the three-month period ended March 31, 2018, there was no change in the nature and opinion of the Management and the legal advisors regarding the information reported on December 31, 2017.

On March 31, 2018 and December 31, 2017, the amount was R$ 60,975.

18	Trade accounts payable

	3/31/2018	12/31/2017
Domestic suppliers	555,249	575,631
Foreign suppliers	45,315	45,548

	600,564	621,179

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

19	Loans and Financing

			Index	Annual average interest rate on 3/31/2018	Maturity	3/31/2018	12/31/2017
Property, plant and equipment:

BNDES - Finem	(a)	(b)	Fixed rate /TJLP	7.15%	2018 to 2026	380,510	339,798
BNDES - Finem	(b)		Currency basket / US$	6.79%	2018 to 2023	158,433	165,125
BNDES - Finame	(a)		Fixed rate /TJLP	5.47%	2018 to 2024	4,277	4,708
FNE - BNB	(b)		Fixed rate	6.31%	2018 to 2026	238,239	244,452
FINEP	(b)		Fixed rate	4.00%	2018 to 2020	18,647	20,577
Financial lease			CDI/US$		2018 to 2022	18,769	19,686
Export Credit Agency - ECA	(b)	(c)	US$/Libor	3.37%	2018 to 2022	878,615	864,761

						1,697,490	1,659,107

Working capital:
Export financing			US$/Libor	5.19%	2018 to 2022	803,806	844,388
Export credit note			CDI	6.37%	2018 to 2020	2,894,287	2,907,200
Senior Notes	(d)		US$/Fixed rate	6.22%	2021 to 2047	4,685,891	4,730,800
Trade notes discount-Vendor					2018	17,780	33,363
Syndicated Loan	(e)		US$/Libor	3.23%	2018 to 2020	2,488,411	1,986,691
Fund of Investments in Receivables					2018	27,397	24,665
Other					2018 to 2025	31,043	5,642

						10,948,615	10,532,749

Current Portion (includes interest payaments)						1,432,974	2,115,067
Non-current Porties						11,213,131	10,076,789

Non-current loans and financing mature as follows:

2019						1,181,043	2,122,767
2020						2,153,627	2,599,279
2021						2,234,781	1,121,216
2022						1,237,238	123,745
2023						330,157	53,160
2024						34,143	34,084
2025 onwards						4,042,142	4,022,538

						11,213,131	10,076,789

(a)	Transaction subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceed 6% p.a., the exceeding portion is included within the principal and subject to the interest.
(b)	Loans and financing are secured, depending on the agreement, by i) plant mortgages; ii) rural properties; iii) fiduciary sale of the asset being financed; iv) guarantee from shareholders, and (v) bank guarantee.
(c)	In order to fund the import of equipment’s for the pulp production in the unit located in Maranhão, Suzano obtained financed approximately the amount of US$ 535 million, with terms up to 9.5 years, guaranteed by the Export Credit Agencies Finnvera and EKN. These agreements establish covenants related to the maintenance of certain leverage levels, which are verified for compliance twice a year (June and December). Until this moment, the Company met all covenants established in the agreements.
(d)	In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$ 456 million and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: i) US$ 200 million, maturing on July 14, 2026, with interest corresponding to 4.625% p.a., to be paid semiannually, in January and July; and ii) US$ 200 million, maturing on March 16, 2047, with interest corresponding to 6.300% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Áustria, issued US$ 300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

(e)	In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 750 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) ii)).

Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

19.1 Changes in loans and financing

Balances on December 31, 2016	14,012,779

Funding	2,561,954
Exchange variation	81,849
Settlement of principal	(4,533,736)
Settlement of interest	(1,025,117)
Interest expenses and other costs	1,041,995
Transaction costs and other costs	52,132

Balances on December 31, 2017	12,191,856

Funding	2,476,082
Addition from acquisition of subsidiaries	79,928
Exchange variation	53,639
Settlement of principal	(2,134,630)
Settlement of interest	(178,367)
Interest expenses and other costs	172,326
Transaction costs and other costs	(14,729)

Balances on March 31, 2018	12,646,105

19.2 Transaction costs and premiums of securities issues

Nature	Total cost	Amortization	Balance to be amortized
			3/31/2018	12/31/2017
Senior Notes	81,716	(55,038)	26,678	27,280
NCE	67,845	(47,172)	20,673	23,076
Import (ECA)	101,811	(78,213)	23,598	26,386
Syndicated Loan	35,182	(20,823)	14,359	6,479
Other	5,574	(3,455)	2,119	2,424

Total	292,128	(204,701)	87,427	85,645

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin, and is converted into Brazilian reais for reporting purposes.

19.3 Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

20	Lease

20.1 Financial lease agreements

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

	3/31/2018	12/31/2017
Machinery and equipment	108,160	108,160
(-) Accumulated depreciation	(99,919)	(99,452)

Property, plant and equipment, net	8,241	8,708

Present value of mandatory installments (financing):

Less than 1 year	4,692	4,632
From 1 to 5 years	14,077	15,054

Total present value of mandatory installments (financing)	18,769	19,686

Financial charges to be recognized in the future	2,258	2,770

Total mandatory installments at the expiration of agreements	21,027	22,456

20.2 Operating lease agreements

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1,163	IGP-M(a) and IPCA(b)/IBGE(c)	4/12/2018 to 1/27/2024
Call center and licenses	1 to 127	IGP-DI(d)	9/30/2018
Land	181.52 to 2,047	IGP-M, IPCA/IBGE and others	1/30/2018 to 10/19/2045

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

The minimum payments of maturing operating were as follows:

3/31/2018
Less than 1 year	170,598
From 1 year to 3 years	283,539
From 3 years to 5 years	254,412
More than 5 years	669,057

Total installments due	1,377,606

20.3 Other commitments

In the normal course of its operations, the Company enters into contracts and commercial commitments to guarantee better operating conditions to expand its business. The most relevant are:

Contracts for future sale of finished products, backed by performance sale operations recorded in the short term. The amounts are initially recognized in “advances from customers” and are recorded in income as these products are delivered. On March 31, 2018, the amount was recorded under “Advances from Customers” was R$ 63,201(R$ 63,201 on December 31, 2017).

21	Provision for Contingencies

21.1 Changes in provisions for contingencies

	Balance on 12/31/2017	New lawsuits due to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 3/31/2018
Tax and social security	273,324	—	6	(1,034)	763	—	273,059
Labor	40,363	1,900	1,988	(726)	2,834	(1,679)	44,680
Civil	3,382	—	—	—	88	—	3,470

	317,069	1,900	1,994	(1,760)	3,685	(1,679)	321,209

21.2 Tax and Social Security Suits and Proceedings

On March 31, 2018, the Company was a defendant in 390 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/Social Contribution (“CSLL”), PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contributions, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

The Company joined the Tax Amnesty Program (REFIS), regarding certain lawsuits, totaling an inflation-adjusted principal of approximately R$ 13,938, which is duly provisioned for, and the related interest and fines will be paid using the tax loss and negative social contribution, which were already informed by the Company to the Federal Revenue Service of Brazil and are awaiting consolidation.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

Due to benefits of reduction in the interest, fines and legal charges, the Company opted to migrate some debts covered by REFIS, not consolidated yet, and settle other debts whose loss is deemed probable. These debts are recorded in provision amounting to R$ 4,342 on March 31, 2018, already considering legal deductions and amounts prepaid to the Federal Revenue Service of Brazil, whose consolidation still depends on the regulatory act to be issued by the respective Public Authority.

21.3 Labor claims

On March 31, 2018, the Company was a defendant in 3,458 labor claims.

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

21.4 Civil claims

On March 31, 2018, the Company is a defendant in approximately 429 civil claims.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

21.5 Judicial deposits

On March 31, 2018, the Company has judicial deposits of R$ 116,350, of which R$ 72,625 refer to labor lawsuits, R$ 42,225 refer to tax and social security lawsuits and 1,500 refer to civil lawsuits (on December 31, 2017, the amount of R$ 113,613, of which R$ 69,599 refer to labor lawsuits and R$ 44,014 refer to tax and social security lawsuits).

21.6 Lawsuits with possible tax contingencies

The Company is involved in tax, civil and labor lawsuits, as they involve risks with a possible likelihood probability of loss (not probable), according to Management and its legal counsel, which are not recorded in the company’s books.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

	3/31/2018	12/31/2017
Tax and social security	1,045,542	1,026,950
Labor	16,553	14,268
Civil	101,993	23,666

	1,164,088	1,064,884

The Company is a defendant in lawsuits whose likelihood of loss is deemed possible, in the amount of R$ 1,045,542, for which no provision is recorded. Of this amount, R$ 824,181 refers to a tax-deficiency notice of PIS and COFINS, from 2007 to 2013, which was not considered yet in the lower court by the Federal Revenue Service of Brazil. The other tax and social security lawsuits are related to a variety of taxes such as social security, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in the interpretation of the applicable tax rules and information provided in ancillary obligations.

22	Employee benefits

22.1 Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

22.2 Changes in actuarial liabilities

Opening balance on December 31, 2016	339,009
Interest on actuarial liability	38,022
Actuarial loss	(4,173)
Benefits paid in the period	(21,595)

Opening balance on December 31, 2017	351,263
Interest on actuarial liability	8,617
Benefits paid in the period	(6,208)

Closing balance on March 31, 2018	353,672

23	Share-Based compensation plans

On March 31, 2018, the Company had two share-based compensation plans: i) Payment in Phantom Shares Plan in cash and ii) Share Appreciation Rights (“SAR”), both paid in currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2017.

23.1 Phantom Stock Option Plan

	3/31/2018	12/31/2017
	Shares (No.)	Shares (No.)
Available at the beginning of the period/year	5,055,519	3,048,991
Granted during the period/year	439,538	3,035,488
Exercised (a)	(215,967)	(695,532)
Exercised due to dismissal (a)	(7,085)	(161,270)
Abandoned / prescribed due to dismissal	(29,250)	(172,158)

Available at the end of the period/year	5,242,755	5,055,519

(a)	For share options exercised and those exercised due to employment termination, the average price on March 31, 2018 and December 31, 2017 was R$ 19.88 and R$ 19.84, respectively.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

23.2 Common stock option plan

Program	Granted series	Grant date	1st exercise date	2nd exercise date and expiration	Price on the grant date	Granted shares	Exercised shares	Total in effect on 3/31/2018
	Series I	01/18/13	01/18/15	04/18/15	3.53	1,800,000	1,800,000	—
	Series II	01/18/13	01/18/16	04/18/16	3.71	1,800,000	1,800,000	—
Program III	Series III	01/18/13	01/18/18	04/18/18	3.91	1,800,000	1,800,000	—
	Series IV	01/18/13	01/18/19	04/18/19	3.96	1,800,000	1,800,000	—
	Series V	01/18/13	01/18/20	04/18/20	3.99	1,800,000	1,800,000	—

Total						9,000,000	9,000,000	—

23.3 Balance sheet and income statement balances

The amounts corresponding to the services received and recognized in the financial statements are presented below:

	Liabilities and equity		Result
	3/31/2018	12/31/2017	3/31/2018	3/31/2017
Non-current liabilities
Provision for phantom stock plan	51,455	38,320	(19,190)	(6,159)

Shareholders’ equity
Stock option reserve	—	14,237	(72)	(442)

Total general and administrative expenses from share-based transactions			(19,262)	(6,601)

24	Liabilities for asset acquisitions

	3/31/2018	12/31/2017
Land acquisition
Land acquired from third parties (a)	101,842	102,059
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (b)	493,227	483,927

Acquisition of subsidiaries
Fábrica de Papel da Amazônia (“FACEPA”) (c)	40,000	—

	635,069	585,986

Total current liabilities	90,618	83,155
Total non-current liabilities	544,451	502,831

(a)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão.
(b)	On August 2014, Suzano acquired VFFIP majority shareholder of Vale Florestar, for a total amount of R$ 528,941 with a down payment of R$ 44,998 and outstanding balance with due up to August 2029 (Note see 16.2). The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the Broad Consumer Price Index (“IPCA”)

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

(c)	Acquired in March 2018, for the amount of R$ 307,876, upon payment of R$ 267,876 and the remaining R$ 40,000, restated at the Broad Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) ii)).

25	Equity

25.1 Share Capital

On March 31, 2018, the share capital of Suzano is R$ 6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

The composition of the capital stock is presented below:

	Common Shares
Shareholder	Number	(%)
Suzano Holding S.A.	367,612,234	33.24
Controlling Shareholders	185,693,440	16.80

Subtotal	553,305,674	50.04
Management	72,024,485	6.51
Treasury	12,042,004	1.09
BNDESPAR	75,909,985	6.86
Mondrian Investment Partners	72,878,900	6.59
Other shareholders	319,665,097	28.91

Total	1,105,826,145	100.00

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,120 thousand common shares, all exclusively book-entry shares.

On March 31, 2018, SUZB3 common shares ended the period quoted at R$ 33.36 (R$ 18.69 on December 31, 2017).

25.2 Treasury shares

		Number of shares				Average price per share
	Common	Pref. A	Pref. B	Total	R$	(R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60

Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24

Balance on 12/31/2017	13,842,004	—	—	13,842,004	241,088	17.42

Shares sold (a)	(1,800,000)	—	—	(1,800,000)	(22,823)	12.68

Balance on 3/31/2018	12,042,004	—	—	12,042,004	218,265	18.13

(a)	Treasury shares used to meet the share-based compensation plan.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

(b)	On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share
(c)	On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class B preferred shares.
(d)	Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

25.3 Other reserves

	Conversion of debentures - 5th issue	Actuarial gains/losses(a)	Exchange variation/ Conversion reserves	Deemed cost(a)	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567

Actuarial losses net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)

Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328

Gains from conversion of operations abroad	—	—	14,274	—	14,274
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(16,675)	(16,675)

Balances on March 31, 2018	(45,745)	(52,749)	40,896	2,353,525	2,295,927

(a)	Amount net of the effects of deferred income and social contribution taxes.

25.4 Earnings (losses) per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

As described in item b) of Note 25.2, in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share; Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was made retrospectively.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

	3/31/2018	3/31/2017
Earnings attributed to shareholders	805,520	454,942

Weighted average number of shares in the period	1,105,826	1,107,739
Weighted average treasury shares	(13,222)	(16,926)
Weighted average number of outstanding shares	1,092,604	1,090,813

Total basic earnings per common share	0.73725	0.41707

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution.

	3/31/2018	3/31/2017
Earnings attributed to shareholders	805,520	454,942

Weighted average number of outstanding shares	1,092,604	1,090,813
Adjustment by stock options	1,386	2,329
Weighted average number of shares (diluted)	1,093,990	1,093,142

Total diluted earnings per common share	0.73631	0.41618

As of this quarter, with the end of the SAR plan, which impacted the calculation of the diluted earnings per share, there will be no more difference between the amounts of basic and diluted earnings.

25.5 Dividends

The minimum dividends for each Fiscal Year should be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year.”

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

On December 31, 2017, the Company calculated dividends as follows:

12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve - 5%	(90,372)
Accrual of reserve for tax incentives	(196,604)

Dividend calculation base	1,520,457
Minimum mandatory dividends - 25%	380,115

Dividends paid in advance as interest on own capital	(199,835)

180,280

The Company, revised the calculation of the proposed dividends for the fiscal year ended December 31, 2017 as follows:

Article 26, c), i)		Article 26, c), ii)
Net Income under statutary book for the year	1,807,433	Net Income under statutary book for the year	1,807,433
		(-) Financial income	(379,049)
Net Income Allocation:		(+) Financial expenses	1,397,889
Legal Reserve 5% - Art. 31, “a” of the Bylaws and Art. 193 of Federal Law 6,404/76	90,372	(+) Depreciation/Amortization/Depletion	1,402,778
Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604	(+) IRPJ / CSLL	431,632

		EBITDA	4,660,683
Dividend distribution base	1,520,458	(-) Fair Value of Biological Assets	(192,504)
		(+) Other non-recurring adjustments	146,720

Proposed dividends	380,115	Adjusted EBITDA	4,614,899
Interest on own capital	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)	(-) Sustaining CAPEX	(1,099,771)

Minimum mandatory dividends payable	210,255	Operating Cash Generation - GCO	3,515,128

		Dividends - Art 26, “c” of the Bylaws	351,513
		Interest on equity	199,835
		(-) Withholding Income Tax on interest on own capital	(29,975)

		Minimum mandatory dividends payable	181,653

Based on the calculation above, the amount of R$ 351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$ 169,860 was paid as interest on own capital, with the balance of R$ 181,653 remaining payable. The difference of R$ 1,373 between the amount previously disclosed in December 31, 2017 (R$ 180,28) and the minimum dividend calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

Even though the minimum mandatory dividend amounted R$ 351,513, Management will submit for approval by the Annual Shareholders Meeting the proposal for total dividends related to fiscal year 2017, of R$ 380,115.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

26	Net Financial Result

	Three-month period ended
	3/31/2018	3/31/2017
Income from financial investments	33,082	91,700
Other financial income	3,644	6,975

Total financial income	36,726	98,675

Loan interest expenses	(175,022)	(245,728)
Other interest expenses	(22,015)	(17,047)
Other financial expenses	(37,236)	(19,388)

Total financial expenses	(234,273)	(282,163)

Monetary and exchange variations on loans and financing	(37,911)	252,921
Monetary and exchange variations on other assets and liabilities	9,505	(82,080)

Monetary and exchange variation, net	(28,406)	170,841

Derivative gain	68,603	137,821

Financial income	105,329	407,337

Financial expenses	(262,679)	(282,163)

Financial result, net	(157,350)	125,174

27	Net Sales Revenue

	Three-mont period ended
	3/31/2018	3/31/2017
Gross sales	3,298,606	2,562,298
Deductions
Taxes on sales	(274,209)	(255,555)
Present value adjustment	(1,005)	(1,943)
Returns and cancelations	(27,066)	(16,181)
Discounts and rebates	(1,747)	(1,621)

Net sales revenue	2,994,579	2,286,998

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

	3/31/2018		3/31/2017
	Net revenue	% Total net revenue	Net revenue	% Total net revenue
Domestic market	803,714	27%	732,089	32%
Foreign market	2,190,865	73%	1,554,909	68%
China	521,533	17%	403,616	18%
Hong Kong	411,491	14%	251,752	11%
United States	285,265	10%	261,934	11%
France	210,934	7%	15,564	1%
Germany	112,645	4%	70,108	3%
Italy	103,071	3%	50,010	2%
Turkey	71,820	2%	25,253	1%
United Kingdom	49,942	2%	41,729	2%
Peru	43,097	1%	21,774	1%
Spain	39,821	1%	17,802	1%
Argentina	32,365	1%	31,695	1%
Mexico	32,561	1%	25,401	1%
Singapore	29,092	1%	13,346	1%
Other countries	247,226	8%	324,925	14%

Total net revenue	2,994,579	100%	2,286,998	100%

28	Information by Segment and Geographic Areas

28.1 Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and international markets.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

28.2 Information on operating segments

	Three-month period ended
	3/31/2018
	Pulp	Paper	Not segmented	Total
Net sales revenue	2,076,306	918,273	—	2,994,579
Domestic market (Brazil)	176,527	627,187	—	803,714
Foreign market	1,899,779	291,086	—	2,190,865
Asia	989,829	21,642	—	1,011,471
Europe	614,526	52,040	—	666,566
North America	286,431	33,854	—	320,285
South and Central America	8,993	175,255	—	184,248
Africa	—	8,295	—	8,295
Cost of sales	(963,163)	(620,251)	—	(1,583,414)

Gross profit	1,113,143	298,022	—	1,411,165
Gross margin (%)	53.6%	32.5%	—	47.1%

Operating income (expenses)	(109,329)	(169,900)	—	(279,229)
Selling expenses	(47,831)	(74,126)	—	(121,956)
General and administrative expenses	(50,697)	(96,656)	—	(147,353)
Other operating income (expenses), net	(10,801)	934	—	(9,867)
Equity pick-up	—	(53)	—	(53)

Operating profit before net financial income (expense)	1,003,814	128,121	—	1,131,935

Operating margin (%)	48.3%	14.0%	—	37.8%

Financial result, net	—	—	(157,350)	(157,350)
Income (loss) before taxes	1,003,814	128,121	(157,350)	974,585

Income taxes	—	—	(169,065)	(169,065)

Net income (loss) for the period	1,003,814	128,121	(326,415)	805,520

Profit margin for the period (%)	48.3%	14.0%	—	26.9%

Depreciation, depletion and amortization	274,192	110,746	—	384,938
Total assets (a)	18,635,853	6,941,492	4,489,734	30,067,079
Total liabilities (a)	668,246	680,141	16,264,929	17,613,316

Equity of controlling shareholders			12,444,991	12,444,991
Equity of non-controlling shareholders			8,772	8,772
Total equity	—	—	12,453,763	12,453,763

Products sold (in tons)	876,035	284,044	—	1,160,079
Foreign market	795,030	95,355	—	890,385
Domestic market	81,005	188,689	—	269,694

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

	Three-month period ended
	3/31/2017
	Pulp	Paper	Not segmented	Total
Net sales revenue	1,480,483	806,515	—	2,286,998
Domestic market (Brazil)	151,340	580,749	—	732,089
Foreign market	1,329,143	225,766	—	1,554,909
Asia	663,750	8,069	—	671,819
Europe	441,608	28,464	—	470,072
North America	203,908	59,727	—	263,635
South and Central America	12,855	118,346	—	131,201
Africa	7,022	11,160	—	18,182
Cost of sales	(997,558)	(594,811)	—	(1,592,369)

Gross profit	482,925	211,704	—	694,629
Gross margin (%)	32.6%	26.2%	—	30.4%

Operating income (expenses)	(93,892)	(124,785)	—	(218,677)
Selling expenses	(40,400)	(60,224)	—	(100,624)
General and administrative expenses	(39,059)	(72,538)	—	(111,597)
Other operating income (expenses), net	(14,433)	7,159	—	(7,274)
Equity pick-up	—	818	—	818

Operating profit before net financial income (expense)	389,033	86,919	—	475,952

Operating margin (%)	26.3%	10.8%	—	20.8%

Financial result, net	—	—	125,174	125,174
Income (loss) before taxes	389,033	86,919	125,174	601,126

Income taxes	—	—	(146,184)	(146,184)

Net income (loss) for the period	389,033	86,919	(21,010)	454,942

Profit margin for the period (%)	26.3%	10.8%	—	19.9%

Depreciation, depletion and amortization	263,183	102,546	—	365,728

Total assets (a)	18,212,030	6,189,911	5,008,800	29,410,741
Total liabilities (a)	836,465	482,519	17,504,099	18,823,082

Equity of controlling shareholders			10,587,659	10,587,659
Equity of non-controlling shareholders			—	—
Total equity	—	—	10,587,659	10,587,659

Products sold (in tons)	931,042	265,962	—	1,197,004
Foreign market	822,472	84,233	—	906,705
Domestic market	108,570	181,729	—	290,299

(a)	The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital (“ROIC”), since this is used in the decision-making process.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

28.3 Paper net sales by products

The table below shows the breakdown of paper consolidated net sales by product.

Products	Three-month period ended
	3/31/2018	3/31/2017
Market pulp (a)	2,076,306	1,480,483
Printing and writing paper (b)	580,578	501,234
Paperboard	317,112	286,519
Others	20,583	18,762

Total net sales	2,994,579	2,286,998

(a)	Fluff pulp is a product recently released and its revenue is not material (around 1% of the total net sales), thus it was included in “Market Pulp” sales.
(b)	Tissue paper is a product recently released and its revenues represented less than 1% of the total net sales, thus it was included in “Printing and writing paper” sales.

29	Expenses by Nature

	3/31/2018	3/31/2017
Cost of sales
Personnel expenses	(143,163)	(130,602)
Variable cost	(679,374)	(678,343)
Logistics cost	(241,235)	(227,844)
Depreciation, depletion and amortization	(375,822)	(357,110)
Other costs	(143,820)	(198,470)

	(1,583,414)	(1,592,369)
Selling expenses
Personnel expenses	(28,944)	(25,391)
Services	(14,470)	(8,744)
Logistics cost	(59,714)	(52,823)
Depreciation and amortization	(970)	(941)
Other expenses (a)	(17,859)	(12,725)

	(121,957)	(100,624)
Administrative expenses
Personnel expenses	(94,734)	(65,299)
Services	(26,693)	(22,539)
Depreciation and amortization	(8,146)	(7,677)
Other expenses (b)	(17,780)	(16,082)

	(147,353)	(111,597)

	(1,852,724)	(1,804,590)

Other operating (expenses) income
Result from disposal of other products	(127)	3,354
Result from disposal of property, plant and equipment and biological assets	(506)	3,388
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(8,982)	(3,154)
Land conflict agreement	—	(11,779)
Amortization of intangible assets	(1,684)	(2,044)
Tax recovery	289	606
Receipt of royalties	229	—
Other operating income (expenses), net	914	2,355

	(9,867)	(7,274)

(a)	Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.
(b)	Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.
(c)	On March 31, 2018, the amount refers to R$ 7,374 of write-offs related to losses and damages with biological assets, and R$ 1,608 with property, plant and equipment (March 31, 2017, the amount refers to R$ 1,157 of write-offs related to losses and damages with biological assets and R$ 1,997 with property, plant and equipment).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information at March 31, 2018 (In thousands of Brazilian reais, unless otherwise indicated)

30	Insurance Coverage

Suzano’s insurance coverage is considered sufficient to cover possible liability risks, material losses and loss of profits. The maximum limit of damages for material assets is R$ 5,320,000; for Directors and Officers Civil Liability (D&O) the insured amount is R$ 220,000, and for civil and general liability the insured amount is R$ 20,000.

Eucalyptus forests are not covered by insurance policies given the unique features of this asset. The Company is constantly monitoring them through strategically located watchtowers and fire alarm systems and fire brigades are maintained and trained to avoid and fight these risks in forest areas.

31	Complementary cash flow information of non-cash transactions

	3/31/2018	3/31/2017
Offsets of other taxes payable	(63,247)	(85,433)
Exchange variation on investees	14,273	(1,228)

32	Events after the reporting period

i) Approval by CADE of the acquisition of land and forests

On April 4, 2018, CADE approved without restrictions the acquisition of land and forests in the State of São Paulo from Duratex (Note 1.1 a) i). On April 27, 2018 was paid R$ 150,300 related to the first installment for the acquisition.

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Suzano Papel e Celulose S.A.

São Paulo - SP

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Suzano Papel e Celulose S.A. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statement of income/(loss), of comprehensive income/(loss), changes in equity and cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, May, 16, 2018

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company’s auditor since 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Suzano Papel e Celulose S.A.

We have audited the accompanying consolidated balance sheet of Suzano Papel e Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2016, and the related consolidated statements of income/(loss), comprehensive income/(loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suzano Papel e Celulose S.A. and subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, Brazil

May 16, 2018

KPMG Auditores Independentes

Suzano Papel e Celulose S.A. Consolidated Balance Sheets as of December 31, 2017 and 2016 (In thousands of Brazilian reais, unless otherwise indicated)

	Note	2017	2016
Current assets
Cash and cash equivalents	5	1,076,833	1,614,697
Financial Investments	6	1,631,505	2,080,615
Trade accounts receivable	7	2,297,763	1,548,741
Inventories	8	1,198,265	1,318,905
Recoverable taxes	9	300,988	425,758
Derivative financial instruments	4	77,090	367,145
Advances to suppliers	10	73,629	532,655
Other assets		132,480	112,952

Assets held for sale	15	11,535	—

Total current assets		6,800,088	8,001,468

Non-current assets
Receivables from other related parties	11	—	13,000
Recoverable taxes	9	283,757	349,536
Deferred taxes	12	2,606	4,624
Derivative financial instruments	4	56,820	77,035
Advances to suppliers	10	221,555	216,578
Judicial deposits	21.6	113,613	87,097
Receivables from land expropriation	17	60,975	56,721
Other assets		31,466	36,947

		770,792	841,538

Biological assets	13	4,548,897	4,072,528
Property, plant and equipment	15	16,211,228	16,235,280
Intangible assets	16	188,426	219,588
Investments	14	6,764	873

		20,955,315	20,528,269

Total non-current assets		21,726,107	21,369,807

Total assets		28,526,195	29,371,275

The accompanying notes are an integral part of the financial statements.

Suzano Papel e Celulose S.A. Consolidated Balance Sheets as of December 31, 2017 and 2016 (In thousands of Brazilian reais, unless otherwise indicated)

	Note	2017	2016
Current liabilities
Trade accounts payable	18	621,179	582,918
Loans and financing	19	2,115,067	1,594,720
Derivative financial instruments	4	23,819	250,431
Taxes payable		125,847	78,175
Payroll and charges		196,467	165,030
Liabilities for assets acquisitions	24	83,155	85,748
Dividends payable	25.6	180,550	370,998
Advance from customers	20	92,545	514,766
Other liabilities		280,437	187,088

Total current liabilities		3,719,066	3,829,874

Non-current liabilities
Loans and financing	19	10,076,789	12,418,059
Derivative financial instruments	4	104,077	221,047
Liabilities for assets acquisitions	24	502,831	609,107
Provision for contingencies	21	317,069	246,634
Employee benefits	22	351,263	339,009
Deferred taxes	12	1,787,413	1,549,563
Share-based compensation plans	23	38,320	18,850
Other liabilities		12,756	14,143

Total non-current liabilities		13,190,518	15,416,412

Equity
Share Capital	25.1	6,241,753	6,241,753
Capital reserves	25.2	394,801	203,714
Treasury shares	25.3	(241,088)	(273,665)
Retained earnings	25.4	2,922,817	1,638,620
Other reserves	25.5	2,298,328	2,314,567

		11,616,611	10,124,989

Total equity and liabilities		28,526,195	29,371,275

The accompanying notes are an integral part of the financial statements.

Suzano Papel e Celulose S.A. Consolidated Statements of income/(loss) for the years ended December 31, 2017, 2016 and 2015 (In thousands of Brazilian reais, unless otherwise indicated)

	Note	2017	2016	2015
Net sales revenue	27	10,580,673	9,839,162	10,162,081
Cost of sales	29	(6,496,304)	(6,563,080)	(6,147,395)

Gross profit		4,084,369	3,276,082	4,014,686

Operating income (expenses)
Selling expenses	29	(423,325)	(416,310)	(409,986)
General and administrative expenses	29	(528,974)	(427,100)	(455,629)
Equity in earnings of associates	14	5,872	(7,127)	—
Other operating income (expenses), net	29	140,510	(1,150,561)	(104,516)

		(805,917)	(2,001,098)	(970,131)

Operating profit before net financial income (expenses)		3,278,452	1,274,984	3,044,555

Net financial income (expenses)	26
Financial income		379,049	2,277,924	304,261
Financial expenses		(1,397,889)	(1,156,204)	(4,713,885)

		(1,018,840)	1,121,720	(4,409,624)

Net income (loss) before taxes		2,259,612	2,396,704	(1,365,069)

Income taxes	12
Current		(202,187)	(188,817)	(19,052)
Deferred		(236,431)	(530,072)	454,445

Net income (loss) for the year		1,820,994	1,677,815	(929,676)

Basic earnings per share
Common	25.6	1.66804	1.53922	(0.85429)

Diluted earnings per share
Common	25.6	1.66433	1.53430	(0.85429)

The accompanying notes are an integral part of the financial statements.

Suzano Papel e Celulose S.A. Consolidated Statements of Comprehensive income/(loss) for the years ended December 31, 2017, 2016 and 2015 (In thousands of Brazilian reais, unless otherwise indicated)

	Note	2017	2016	2015
Net income (loss) for the year		1,820,994	1,677,815	(929,676)
Other comprehensive income (loss)		40,760	(81,639)	60,227
Items that will not be reclassified to profit or loss
Actuarial gain (loss)	22	4,173	(54,422)	31,981
Tax effect regarding above items		(1,419)	18,503	(10,874)
Items that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments		38,006	(45,720)	39,120

Total comprehensive income (loss)		1,861,754	1,596,176	(869,449)

The accompanying notes are an integral part of the financial statements.

Suzano Papel e Celulose S.A. Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015 (In thousands of Brazilian reais, unless otherwise indicated)

			Capital reserves				Profit reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share issuance costs	Treasury shares	Legal reserve	Reserve for capital increase	Special statutory reserve	Other reserves	Retained earnings	Total
Balances on December 31, 2014		6,241,753	75,317	25,939	(15,442)	(303,726)	231,926	1,620,368	—	2,438,997	—	10,315,132
Total comprehensive income (loss)
Net loss for the year		—	—	—	—	—	—	—	—	—	(929,676)	(929,676)
Actuarial gain net of deferred taxes		—	—	—	—	—	—	—	—	21,107	—	21,107
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	39,120	—	39,120
Equity transactions with shareholders:
Stock options granted		—	—	3,506	—	—	—	—	—	—	—	3,506
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514
Dividends distributed		—	—	—	—	—	—	(270,004)	—	—	—	(270,004)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	60	60
Allocation of profit for the year:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(49,141)	49,141	—
Dividends proposed by the Management		—	—	—	—	—	—	(300,000)	—	—	—	(300,000)
Dividends subject to approved in the shareholders meeting		—	—	—	—	—	—	300,000	—	—	—	300,000
Issue of treasury shares to employees		—	—	(6,354)	—	6,354	—	—	—	—	—	—
Absorption of loss for the year		—	—	—	—	—	—	(880,475)	—	—	880,475	—

Balances on December 31, 2015		6,241,753	75,317	23,091	(15,442)	(288,858)	231,926	469,889	—	2,450,083	—	9,187,759

Total comprehensive income (loss)
Net income for the year		—	—	—	—	—	—	—	—	—	1,677,815	1,677,815
Actuarial loss net of deferred taxes		—	—	—	—	—	—	—	—	(35,919)	—	(35,919)
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	(45,720)	—	(45,720)
Equity transactions with shareholders:
Stock options granted		—	—	3,341	—	—	—	—	—	—	—	3,341
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,515	—	—	—	—	—	8,515
Dividends distributed		—	—	—	—	—	—	(300,000)	—	—	—	(300,000)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	26	26
Allocation of profit for the year:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(53,877)	53,877	—
Reserve for tax incentives Sudene-reduction of 75%		—	124,085	—	—	—	—	—	—	—	(124,085)	—
Transfer between reserves		—	—	—	—	—	84,600	1,036,985	115,220	—	(1,236,805)	—
Issue of treasury shares to employees		—	—	(6,678)	—	6,678	—	—	—	—	—	—
Minimum mandatory dividends		—	—	—	—	—	—	—	—	—	(370,828)	(370,828)

Balances on December 31, 2016	25	6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,206,874	115,220	2,314,567	—	10,124,989

Total comprehensive income (loss)
Net income for the year		—	—	—	—	—	—	—	—	—	1,820,994	1,820,994
Actuarial gain net of deferred taxes		—	—	—	—	—	—	—	—	2,754	—	2,754
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	38,006	—	38,006
Equity transactions with shareholders:												—
Stock options granted		—	—	1,521	—	—	—	—	—	—	—	1,521
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514
Treasury shares acquired		—	—	—	—	(82)	—	—	—	—	—	(82)
Interest on own capital	25.8	—	—	—	—	—	—	—	—	—	(199,835)	(199,835)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	29	29
Allocation of profit for the year:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(56,999)	56,999	—
Cancelation of treasury	25.2	—	—	—	—	17,107	—	—	—	—	(17,107)	—
Reserve for tax incentives Sudene-reduction of 75%		—	196,604	—	—	—	—	—	—	—	(196,604)	—
Transfer between reserves		—	—	—	—	—	90,372	1,074,444	119,380	—	(1,284,196)	—
Issue of treasury shares to employees		—	—	(7,038)	—	7,038	—	—	—	—	—	—
Minimum mandatory dividends	25.7	—	—	—	—	—	—	—	—	—	(180,280)	(180,280)

Balances on December 31, 2017	25	6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,281,318	234,600	2,298,328	—	11,616,611

The accompanying notes are an integral part of the financial statements.

Suzano Papel e Celulose S.A. Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015 (In thousands of Brazilian reais, unless otherwise indicated)

	Note	2017	2016	2015
Net income (loss) for the year		1,820,994	1,677,815	(929,676)

Adjustment to reconcile net income (loss) to cash flow from operating activities		2,499,848	2,322,774	5,827,506
Depreciation, depletion and amortization		1,402,778	1,403,518	1,419,477
Income from sale of property, plant and equipment and biological assets	29	(29,005)	(9,767)	(641)
Equity in earnings of unconsolidated companies	14	(5,872)	7,127	—
Exchange and monetary variations, net		2,273	(1,442,918)	2,807,372
Interest expenses, net		877,313	1,000,287	1,137,476
Derivative gains (losses), net	26	(73,271)	(528,839)	630,251
Fair value adjustment of biological assets	13	(192,504)	780,666	(23,145)
Deferred taxes	12	236,431	530,072	(454,445)
Interest on actuarial liabilities	22	38,022	36,856	33,629
Provision (reversal) for contingencies	21	35,645	20,498	(38,110)
Share-based compensation plans	23	33,715	2,808	32,228
Allowance for doubtful accounts, net	7	32,397	17,005	21,425
Reversal of/(addition to) provision for discounts		(9,497)	(35,497)	67,861
Provision for inventory losses and write-offs	8	24,384	9,564	19,589
Write-off of tax credits		5,438	—	40,943
Provision for losses (impairment) and write-off of property, plant and equipment and biological assets	29	66,707	316,646	53,164
Loss in fixed assets disposal	29	—	—	20,731
Partial write-off of intangible assets		18,845	78,799	—
Other provisions		36,049	135,949	59,701

Decrease (increase) in assets
Trade accounts receivable		(722,342)	212,908	(781,482)
Inventories		117,762	(47,846)	(312,414)
Recoverable taxes		8,702	(39,689)	(86,701)
Other current and non-current assets		410,879	(483,406)	20,987

Increase (decrease) in liabilities
Trade accounts payable		63,236	(4,696)	92,235
Other current and non-current liabilities		595,443	1,176,052	469,910
Payment of interest		(1,006,869)	(1,102,090)	(1,100,351)
Other taxes and contributions paid		(598,617)	(545,751)	(449,726)
Income taxes paid		(121,177)	(90,532)	(75,503)

Net cash flow provided by operating activities		3,067,859	3,075,539	2,674,785

Cash flow from investing activities
Additions to property, plant and equipment	15	(859,880)	(885,999)	(536,830)
Additions to intangible assets		(8,054)	(11,640)	(12,748)
Additions to biological assets	13	(912,368)	(1,426,699)	(1,115,320)
Proceeds from sales of assets		84,694	35,235	41,868
Additions (reduction) in financial investments		687,274	(1,053,381)	(934,186)

Net cash flow used in investing activities		(1,008,334)	(3,342,484)	(2,557,216)

Cash flow from financing activities
Proceeds from loans and financing	19	2,561,954	5,665,635	4,107,776
Payment of derivative transactions	4	39,695	117,261	(251,646)
Payment of loans and financings	19	(4,533,736)	(4,853,038)	(6,123,996)
Liabilities for assets acquisitions		(117,865)	(72,364)	(72,533)
Payment of dividends		(570,568)	(299,926)	(269,936)
Sale of treasury shares to meet share-based compensation plan		8,514	8,514	8,514
Repurchase of treasury shares		(83)	—	—

Net cash flow used in financing activities		(2,612,089)	566,082	(2,601,821)

Exchange variation on cash and cash equivalents		14,700	(161,686)	275,383

Increase (reduction) in cash and cash equivalents		(537,864)	137,451	(2,208,869)

Cash and cash equivalents at the beginning of year	5	1,614,697	1,477,246	3,686,115
Cash and cash equivalents at end of year	5	1,076,833	1,614,697	1,477,246

Statement of the increase (reduction) in cash and cash equivalents		(537,864)	137,451	(2,208,869)

The accompanying notes are an integral part of the financial statements.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

1	Company Operations

Suzano Papel e Celulose S.A. (“Suzano”), together with its subsidiaries (the “Company”), is a listed corporation, whose shares are traded on Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), headquartered in the city of Salvador, state of Bahia, Brazil.

Suzano has five (5) industrial units in Brazil: Bahia, Maranhão and three units in São Paulo. These industrial units produce hardwood pulp from eucalyptus and paper (coated paper, paperboard, uncoated paper, cut size paper) and jumbo rolls of sanitary paper (consumer goods – tissue paper), paper to serve the domestic and international markets, in addition to generating energy for the Company’s consumption and selling surplus energy to third parties. Pulp, paper and consumer goods are sold in the international market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project.

The Company is controlled by Suzano Holding S.A. through a Voting Agreement, which holds a 50.04% interest in the common shares of its share capital.

The issue of these financial statements was approved by the Company’s Executive Board on May 16, 2018.

1.1 Major events in 2017 and 2016

a) Operational Events

i)	Repurchase of Senior Notes (“Notes 2021”)

In the second semester of 2017, the Company, through its subsidiary Suzano Trading Ltd. (“Suzano Trading”), repurchased Senior Notes due 2021, in the total amount of US$ 456 million.

The repurchases were carried out through a market transaction, based on the value in the secondary market plus a premium of 0.50 percentage points.

The original value of the Notes 2021 was US$ 650 million, with repurchase transactions since 2015, the outstanding balance on December 31, 2017 is US$ 190 million.

ii)	Start of tissue production and sale – Mucuri Unit (BA) and Imperatriz Unit (MA)

On September 11, 2017, the Company started the production and sale of tissue paper.

On November 22, 2017, the Company started to produce tissue at the Imperatriz (MA) unit.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The total estimated investment was R$ 540,000 and considers the total production capacity of 120,000 tons/year of tissue, with a maximum conversion capacity of 60,000 tons.

iii)	Reopening of bonds (“Notes 2026 and 2047”)

On September 5, 2017, the Company reopened Senior Notes 2026 and Senior Notes 2047 and Suzano Áustria GmbH (“Suzano Áustria”) on the following additional volume were issued: i) US$ 200 million interest of 4.625% p.a., paid semiannually, each January and July, with maturity date on July 14, 2026 (“Notes 2026”); and ii) US$ 200 million, interest of 6.300% p.a., paid semiannually, each March and September, with maturity date on March 16, 2047 (“Notes 2047,” and together with Notes 2026, referred to as “Notes”).

Suzano plans to use the proceeds from the Notes 2026 issue to finance or refinance its capital needs and to invest in Eligible Green Projects, and the proceeds from the Notes 2047 for general corporate purposes and to repurchase US$ 146 million in the Senior Notes due 2021 bonds (Note 1.1 a), i)).

iv)	Senior Notes Offering (“Notes 2047”)

On March 9, 2017, the Company issued in the international market, through its wholly-owned subsidiary Suzano Áustria, Senior Notes in the aggregate principal amount of US$ 300 million. This 30-year senior Notes were issued for a coupon (interest) of 7.0% p.a., paid semiannually as from September 2017.

v)	Revision of duties and affirmative decision in dumping process

On August 19, 2015, the U.S. Department of Commerce published a preliminary decision in connection with an investigation of dumping involving imports of certain types of uncoated papers from Australia, Brazil, China, Indonesia and Portugal. This decision set initially antidumping duties of 33.09% on the Company’s exports of uncoated paper (sheet or cut size) to the country.

On January 12, 2016, the U.S. Department of Commerce delivered a new decision revising the anti-dumping duty on Suzano from 33.09% to 22.16%, to be levied solely on sheet and cut size uncoated paper exported to the United States of America.

On March 3, 2016, the International Trade Commission (“ITC”) approved the request for review of the anti-dumping duty and provided complementary decision that adjusts rate to 22.37% for the Company.

Suzano will request the annual tax revisions envisaged in applicable USA laws.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

In the fiscal years ended December 31, 2016 and 2015, the recognition of anti-dumping duties totaled R$ 57,642 and R$ 28,056, respectively, and recorded in profit or loss for the year as cost of these products exported and will remain deposited with the U.S. government at least until the final decision is taken.

vi)	Acquisition of Forestry Assets and Rural Properties.

On December 8, 2016, the Company concluded the transaction underlying the Agreement for the Purchase and Sale of Forestry Assets, and the Rural Properties Purchase and Sale Commitment and Other Covenants, whereby, among others, the Company acquired a part of the real estate and forestry assets held by Companhia Siderúrgica Vale do Pindaré and by COSIMA – Siderúrgica do Maranhão Ltda.

The assets acquired include: i) approximately 75,000 hectares of properties in the states of Maranhão and Tocantins, of which approximately 40,000 hectares is arable land; and, ii) planted forests on said arable lands (“Acquisition of Forestry Assets”). The total price paid for the acquisition of the properties and forests is US$ 245 million (equivalent to R$ 830,354 in Brazilian currency), which was fully settled on the closing date.

b) Corporate events

i)	Acquisition of companies in the Tissue business

On December 3, 2017, the Company entered into a Purchase Agreement and Other Covenants for the direct and indirect acquisition of approximately 92.84% of the total capital and 99.99% of the common shares of FACEPA Fábrica de Papel da Amazônia S.A. (“FACEPA”), which is subject to certain contractual and legal conditions that are typical to transactions of this nature, including approval by Brazil’s antitrust authorities.

The total consideration for the shares acquired will be R$ 310,000, subject to adjustments.

FACEPA produces and markets a wide range of paper products including paper towels, napkins, diapers, tissue paper and tissues under various brands, with a strong presence in the Northern and Northeastern regions of Brazil. FACEPA has plants located in the cities of Belém, Pará and Fortaleza, Ceará, with installed capacity of around 50,000 tons/year.

The acquisition is aligned with Suzano’s goals of expanding its operations in pulp adjacent markets and will strengthen its consumer goods business unit in the tissue business.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

ii)	Migration to Novo Mercado, conversion of preferred shares into common shares

On September 29, 2017, the Company approved: i) the proposed migration of the Company to the special listing segment called Novo Mercado of Brazilian Stock Market B3 and the consequent admission of its shares for trading on the Novo Mercado; ii) the conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share; iii) the changes to the Company’s Bylaws to adapt them to Novo Mercado Rules; and iv) the change in the methodology to calculate mandatory dividends, also reflecting best corporate governance policies.

The migration of the Company to Novo Mercado segment of B3 was concluded on November 10, 2017.

iii)	Full merger of subsidiary Amulya Empreendimentos Imobiliários Ltda. (“Amulya”).

On August 31, 2017, the Extraordinary Shareholders Meeting of Suzano discussed and voted on the merger of its subsidiary Amulya, which total net assets amount to R$ 37,106.

2	Presentation of the Financial Statements

2.1 Preparation basis and presentation

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and present all significant information that should be reported in the financial statements which is consistent with that used by the Management of the Company in its functions. The main accounting polices applied in the preparation of these financial statements are presented in Note 3.

The financial statements were prepared using the historical cost as the basis of value, except for available-for-sale financial assets and biological assets that are measured at fair value.

The preparation of financial statements requires the use of certain significant accounting estimates and the exercise of judgment by Management in applying the Company’s accounting practices. The areas requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.2.

2.1.1 Consolidated financial statements

The consolidated financial statements have been prepared using information from Suzano and its subsidiaries on the same base date, as well as in accordance with consistent accounting policies.

The subsidiaries are consolidated as from the date control is obtained, until the date control ceases to exist. In the case of joint control (joint venture) with other companies, these investments are measured by the equity method.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

Companies included in the Company’s consolidated financial statements are the following:

				Interest in capital(%)
Investee	Nature of the main operation	Country	Type of interest	2017	2016
Amulya Empreendimentos Imobiliários Ltda (“Amulya”) (a)	Land lease	Brazil	Direct	—	100%
Asapir Produção Florestal e Comércio Ltda (“Asapir”)	Loan agreement	Brazil	Joint operation	50%	50%
Comercial e Agrícola Paineiras Ltda (“Paineiras”)	Land lease	Brazil	Direct	100%	100%
FuturaGene Ltd (“Futuragene”)	Biotechnology research and development	United Kingdom	Indirect	100%	100%
Ibema Companhia Brasileira de Papel (“Ibema”)	Production and sale of paperboard	Brazil	Joint venture	49.9%	38%
Ondurman Empreendimentos Imobiliários Ltda (“Ondurman”)	Land lease	Brazil	Direct	100%	100%
Paineiras Logística e Transporte Ltda (“Paineiras Logística”)	Commissioning of road transport	Brazil	Direct	100%	100%
Stenfar S.A. Indll. Coml. Imp. Y. Exp. (“Stenfar”)	Sale of paper and computer materials	Argentina	Direct/Indirect	100%	100%
Sun Paper and Board Limited (“Sun Paper”)	Shared expenses	United Kingdom	Direct	100%	100%
Suzano Áustria GmbH (“Suzano Áustria”)	Capital raising	Austria	Direct	100%	100%
Suzano Pulp and Paper America Inc (“Suzano América”)	Sale of pulp and paper	United States	Direct	100%	100%
Suzano Pulp and Paper Europe S.A. (“Suzano Europa”)	Sale of pulp and paper	Switzerland	Direct	100%	100%
Suzano Trading Ltd (“Suzano Trading”)	Sale of pulp and paper	Cayman Islands	Direct	100%	100%

(a)	See Note 1.1 b), iii).

2.2 Functional currency and presentation currency

The information included in the financial statements are measured using the currency of the main economic environment in which the subsidiary operates (the “functional currency”).

The financial statements are presented in Brazilian real, which is Suzano’s functional currency, and the Company’s presentation currency.

a) Foreign-currency translation

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the exchange rate effective on the respective balance sheets dates. Gains and losses resulting from the adjustment of these assets and liabilities, verified between the exchange rate effective on the date of transaction and end of years are recognized as financial income or expenses in the income statement.

b) Foreign subsidiaries

Foreign subsidiaries prepare their individual financial statements in their functional currency.

When these consolidated financial statements are translated for presentation purposes these subsidiaries have their assets and liabilities translated from their functional currency to Brazilian reais on the balance sheet date, using the exchange rates of balance sheet closing date and respective revenues and expenses accounts are translated by the monthly average rates of the years.

Gains and losses from exchange variation calculated in the translation process for consolidation of the financial statements are recognized in other reserves, as “Exchange variation on conversion of financial statements of foreign subsidiaries”

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The functional currency of foreign subsidiaries are the following:

Subsidiary	Country	Currency name
Suzano Trading	Cayman Islands
Suzano América	United States	U.S. Dollar
Suzano Áustria	Austria

FuturaGene
Sun Paper	United Kingdom	Pound Sterling

Suzano Europa	Switzerland	Swiss Franc
Stenfar	Argentina	Argentine Peso

2.3 Presentation of information by operating segment

The Board of Directors has been identified as the Chief operating decision-maker, which is responsible for allocating resources and assessing performance of the operating segments. The operating segments are:

i) Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

ii) Paper: comprises production and sale of paper to meet the demands of both domestic and international markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

3	Accounting policies

Suzano, and its associaties adopted the accounting policies described below consistently in all the years reported in these financial statements.

3.1 Principal accounting policies

3.1.1	Cash and cash equivalents

Cash and cash equivalents includes balances of cash, banks and highly liquid investments maturing within 90 days from their initial contracting date, which are subject to insignificant risk of change in their value.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.2	Financial assets and liabilities

a)	Overview

Financial instruments are recognized as of the date the Company becomes party of financial instruments contractual provisions. These are initially recorded at their fair value, plus transaction costs which are directly attributable to their acquisition or issuance, except for the financial assets and liabilities classified under the fair value through profit or loss category, where these costs are directly recorded as financial income. Their subsequent measure occurs every balance sheet date according to IFRS standards for each type of financial assets and liabilities category.

The Company does not adopt hedge accounting.

The fair value of financial instruments actively traded on the organized markets is determined based on the market quotes on the balance sheets closing dates. In the lack of an active market, the fair value is determined through valuation techniques, which include the use of recent market arm’s length transactions, benchmark to the fair value of similar financial instruments, discounted cash flows analysis or other valuation models.

In the absence of a quoted price, the gain or loss after the initial recognition arising from the difference between the fair value and present value of cash flow is recognized in the statement of income (loss).

b)	Financial assets

Financial assets are classified in the categories below according to the purpose to which they were acquired or issued:

i.	Financial assets measured at fair value through profit or loss

This category includes financial assets held for trading, assets designated in the initial recognition at fair value through profit or loss and derivatives. They are classified as held for trading if originated with the purpose of sale or repurchase in the short term and measured at their fair value at every balance sheet date. Interest rates, exchange variation and those variations deriving from fair value valuation are recognized as financial income or expenses in the income statement when incurred.

ii.	Loans and receivables

This category includes non-derivative financial assets with fixed or determinable payments, but not quoted on the active market. After initial recognition, they are measured by the amortized cost through the effective interest rate method. Interest rates, exchange variation, less impairment, when applicable, are recognized as financial income or expenses in the income statement when incurred.

The Company does not hold financial assets that would be classified in the held-to-maturity investments category.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

c)	Financial liabilities

Financial liabilities are classified between the categories below according to the nature of financial instruments contracted or issued:

i.	Financial liabilities measured at fair value through profit or loss

These include financial liabilities usually traded before maturity, liabilities designated in the initial recognition at fair value through profit or loss and derivatives. They are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and those variations deriving from fair value valuation, where applicable, are recognized in the income statement when incurred.

ii.	Other liabilities

Other liabilities are initially recognized at fair value, net of any attributable transaction costs and, subsequently, stated at the amortized cost through the effective interest rate method. The interest rates, and exchange variation, when applicable, are recognized in the income statement when incurred.

3.1.3	Trade accounts receivable

Trade accounts receivable from customers are recorded at the nominal amount on the sale date in the normal course of the Company’s activities, plus exchange rate variation in case of amounts denominated in foreign currency. Considering the short average term for receipt of accounts receivable, their amount corresponds to fair value. If the receivables term is equivalent to one year or less, receivables are classified under current assets, otherwise they are presented as non-current assets.

Based on an individual analysis, an impairment is accrued in an amount considered sufficient by Management to support losses in the accounts receivable. The expense is recognized in the income statement as “Selling Expenses”.

3.1.4	Inventories

Inventories are shown at the lowest value between average acquisition or production cost, net of recoverable taxes, and its net realizable value. Imports in transit are presented at the cost incurred until the balance sheet date. Cost of wood transferred from biological assets is equivalent to its fair value plus harvest and freight costs.

The balance of inventories is presented net of estimated losses established to support impairment losses identified or estimated by Management.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.5	Non-current assets held for sale

Non-current assets held for sale are classified as such if it is highly probable that they will be recovered primarily through sale instead of their continuous use and when sale is highly probable.

They are measured by the lowest amount between their book value and their fair value less selling expenses.

Possible impairment loss is initially allocated to goodwill, in the case of investment, and then to remaining assets and liabilities. Losses arising from this valuation are recognized in profit or loss. Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

3.1.6	Biological assets

Biological assets (reforestation eucalyptus forests, with a seven-year growth cycle from planting to harvest) are measured at fair value, less estimated sales costs during the cutting process. Fair value was calculated using the discounted cash flow method in accordance with the yield cycle of these assets.

Significant assumptions in calculating the fair value of biological assets are shown in Note 13. The fair value of biological assets is detailed calculated semiannually, however in a quarterly basis the Company evaluated the main assumptions to confirm that is no significant difference that could impact the fair value of biological assets registered in prior period.

Gain or loss from changes in fair value of biological assets is recognized in the period they occur, in other operating income/expenses. The depletion value of the biological assets is based on harvest of wood and included the previous recognized fair value.

3.1.7	Investments

Investments are represented by the Company’s interest in other associates or in jointly-controlled companies (joint venture) and measured by the equity method of accounting.

3.1.8	Business combination

Business combinations are accounted for using the acquisition method when control is transferred to the Company. The cost of an acquisition is measured by the sum of consideration transferred, measured at fair value on the acquisition date. Transaction costs directly attributable to the acquisition are recorded as expense when incurred.

Initially, the goodwill is measured as the surplus of the consideration transferred in relation to the net assets acquired at fair value. After initial recognition, the goodwill is measured at cost, less any accumulated impairment.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.9	Property, plant and equipment

Property, plant and equipment items are recorded at the cost of acquisition or construction, net of recoverable taxes, including interest and other financial charges incurred during the project design or development, less accumulated depreciation and accumulated probable impairment losses, when incurred.

Items of property, plant and equipment are depreciated using the straight-line method in the profit or loss statement of the year, based on the economic-useful life of each item (Note 15).

Property, plant and equipment from financial lease agreements are recognized by the lower amount between the present value of minimum lease payments and the fair value of the related assets, plus, when applicable, initial direct costs incurred in the transaction. Depreciation is based on the estimated useful life of the asset.

Annually, the Company revised the useful life of its assets based on use and estimated use of assets and did not identify the need for adjustments to the used economic useful life.

Maintenance and repair expenses of key industrial equipment that do not significantly increase the useful life of these assets, referred to as General Stoppage costs, are recorded directly is the income statement in the year when they are incurred in costs of goods sold.

3.1.10	Intangible assets

i)	Goodwill based on expected future profitability

Goodwill is the positive difference between the amount transferred for acquisition and the net fair value of assets acquired from a company. Goodwill should be attributed to one or more Cash Generating Units (”CGU’s”), which are subject to impairment tests at least once a year and it’s not amortized.

ii)	Intangible assets with defined useful life

Other intangible assets acquired by the Company that have defined useful lives are measured at cost, less amortization based on the useful lives and accumulated impairment losses, when incurred.

3.1.11	Impairment of non-financial assets

Assets with indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify possible need for impairment. Goodwill impairment is reviewed annually or more frequently if events or changes in circumstances indicate possible impairment.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the book value cannot be recovered. An impairment loss is recognized when the book value of an asset exceeds its recoverable value, which is the highest between the fair value of an asset less its disposal costs and value in use.

For the purposes of impairment assessment assets are grouped in the lowest levels for which cash in flows are identified separately CGU. For this test, goodwill is allocated to the CGU or groups of CGU that should benefit from the business combination from which the goodwill originated, and are identified according to the operating segment.

Non-financial assets, except goodwill, which have been adjusted for impairment, are reviewed subsequently for analysis of a possible reversal of impairment on the balance sheet date. Goodwill impairment recognized in the income statement should not be reversed.

3.1.12 Dividends and interest on own capital

Distribution of dividends or interest on own capital is recognized as liabilities, pursuant to corporate law and the Company’s bylaws, up to the limit of minimum mandatory dividends. Any additional dividend declared by Management is presented under proposed dividends, together with the profit reserves in shareholders’ equity. When approved by the shareholders, the amount is transferred to current liabilities.

3.1.13 Other assets and liabilities (current and non-current)

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.1.14 Trade accounts payable

Trade accounts payable are obligations payable for goods or services that were acquired in the normal course of business. They are classified as current liabilities if payment is due in up to one year, or non-current liabilities if payable in a longer term.

They are initially recognized at their fair value and, subsequently, measured at amortized cost using the effective tax rate method.

3.1.15 Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised (net of transaction costs) and the total amount payable is recognized in the statement of income during the period in which the loans are outstanding, using the effective tax rate method.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Loans and financiang are classified as current liabilities unless the Company has an unconditional right to defer the settlement of liabilities for at least 12 months after the balance sheet date.

General and specific loan costs directly attributed to the acquisition, construction or production of a qualified asset, which is an asset that necessarily demands a substantial period of time to be ready for use or sale, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred.

3.1.16 Current and deferred income tax and social contribution

The current and deferred income tax and social contribution are calculated based on the tax laws in force on the balance sheet date in countries where the Company operates, and are recognized in the income statement, except at the proportion they are related with items directly recorded in shareholders’ equity.

Deferred income tax and social contribution are recognized using the balance sheet method on temporary differences between the tax bases of assets and liabilities and their amounts in the financial statements, except in business combinations whose initial recognition of an asset or liability does not affect the accounting or tax result.

Current and deferred tax assets and liabilities are presented net in balance sheet when there is the legal right and intention to offset them upon the calculation of current assets, and when they are related to the same tax authority and the same legal entity.

Deferred income tax and social contribution arising from recognized for tax losses, tax credits and unused deductible temporary differences are recognized when it is probable that future profits subject to taxation will be available to be used against such assets.

Deferred income tax and social contribution assets are revised at each reporting date and will be derecognized as their realization is no longer probable.

3.1.17 Contingent assets and liabilities

Contingent assets are recorded only when court decisions are favorable to the Company, as well as it’s final, unappealable and amount can be reliably measured.

Contingent liabilities are recognized according to following criteria: i) Contingent liabilities with probability of loss remote are not recorded or disclosed; ii) Contingent liabilities its the probability of loss possible are not recorded, but disclosed in the notes to the financial statements; and, iii) Contingent liabilities with probable loss are recorded in provision for an amount considered sufficient by the Management and its legal advisors to cover future cash disbursements.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.18 Provisions

Provisions are recognized when: (i) the Company has a current and constructive obligation as a result of past events; (ii) it is probable that an outflow of funds is necessary to settle the obligation; and (iii) the value can be estimated with reliability. Provisions do not include future operating losses.

3.1.19 Employee benefits

The actuarial liabilities are evaluated by an independent actuary and reviewed by management in order to determine the commitments with health care plans and life insurance provided to active employees and retirees, at the end of each year.

Actuarial gains or losses are recognized in Other Comprehensive Income (Other Reserves) and will not reclassified to profit or loss in a subsequent period.

3.1.20 Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Plan-related expenses are firstly recognized in the income statement as a corresponding entry to financial liabilities during the vesting period (grace period) when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

However, at the option exercise date, if such options are exercised by executive in order to receive Company shares, financial liabilities are reclassified to a shareholders’ equity account called “Stock options reserve”. In case of option exercise paid in cash, the Company settles the financial liability.

3.1.21 Government grants and assistance

Government grants and assistance are recognized when it is reasonably certain that the conditions established by the granting governmental authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under shareholders’ equity.

3.1.22 Share Capital

Common shares are classified under shareholders’ equity.

Incremental costs directly attributable to the issue of new shares or options are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.23 Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of products and services in the normal course of the Company’s activities. Operating revenue from product sales are stated at their net amounts excluding taxes, returns, unconditional discounts and bonus to clients.

Sales revenue is recognized when its amounts can be measured reliably, significant risks and rewards inherent to the product are transferred to the buyer, that is, the Company no longer has any relation with the goods sold and it is probable that the economic benefits will be generated for the Company. Revenues are not recognized if there is significant uncertainty to their realization.

a)	Sale of products

Suzano manufactures and sells a variety of products in the industry (hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size), and jumbo rolls of paper for sanitary purposes (consumer goods)) in the domestic and foreign markets. Sale of products are recognized whenever the Company transfers control of the asset to the end client (third party), which assumes total control over the products, and there is no additional performance obligation that can affect the acceptance of products by the client.

b)	Sale of energy

The Company sells, indirectly, the surplus energy produced as a by-product of the industrial process.

c)	Financial income

Financial income is recognized according to the term elapsed on an accrual basis using the effective tax rate method.

3.1.24 Leases

The Company leases certain property, plant and equipment items. Leases of property, plant and equipment, in which the Company has substantially all risks and benefits of ownership, are classified as financial leases. These are capitalized at the start of the lease at the lowest value between the fair value of the leased asset and the present value of minimum lease payments.

Each lease installment paid is allocated partially to liabilities and partially to financial charges, thereby obtaining a constant rate on the debt balance payable. The corresponding liabilities, net of financial charges, are included in loans. Interest on financial expenses is recognized in the statement of income during the lease period, to produce a constant periodical interest rate on the balance of liabilities for each period. Depreciation is based on the estimated useful life of the asset.

Payments of operating leases (net of any incentives received from the lessor) are recognized in the statement of income during the lease period.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.1.25 Related-party transactions

The operations with related parties must observe typical market prices and conditions for similar transaction as well the corporate governance practices adopted by the Company and those recommended and/or required by law.

3.2 Critical estimates, judgments and accounting assumptions

When preparing these financial statements, Management used estimates, judgments and accounting assumptions about the future affecting the application of the Companies’ accounting policies and policies and the amounts of assets, liabilities, income and expenses. Actual results may differ from such estimates.

The Company reviews its estimates and assumptions continuously and any change thereof is prospectively recognized.

See below information on judgments and assumptions used while applying accounting policies that have significant effects on the amounts recognized in the financial statements and which have significant risk of causing material adjustment:

3.2.1	Financial Instruments

The fair values of quoted financial instruments are based on current market prices. If the market for a financial instruments is not active, the Company establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. (Note 4)

3.2.2	Biological assets

The discounted cash flow methodology is used to calculate the fair value of forest biological assets, whereby several critical economic and forest assumptions are made with a high level of judgment (Note 3.1.6 and 13).

3.2.3	Useful life and recoverable value of tangible and intangible assets

The useful life of relevant tangible assets was defined by management and in the specifications of machine and equipment manufacturers, at the operational level of industrial units and the quality of preventive and corrective maintenance. The intangible assets with defined useful life are defined by management. These estimated involves a high degree of judgment and uncertainties. In the case of events or changes in circumstances indicanting that the book value of an asset or group of assets may not be recoverable, Management will re-evaluate and adjust the asset’s useful life according to the new outlook. (Notes 15 and 16).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

3.2.4	Deferred income tax and social contribution

The recognition and amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates related to the Company’s future performance.

These estimates are part of a long-term plan, which is reviewed annually by Management and submitted to Board of Directors for the approval. This plan is drawn up using several macroeconomic variables, such as exchange and interest rates; variables in the market segment, such as curves of expected offer/supply and projected sale prices; operating variables, such as expected production costs and volumes. This set of variables evidences the Company’s level of judgment regarding the expected materialization of these assumptions and uncertainties.

Management understands that, based on projected results and recorded results, the realization of deferred credit assets is probable (Note 12).

3.2.5	Actuarial liability

The Company has actuarial commitments of post-employment benefits related to health insurance for former employees. These commitments and costs depend on a series of economic and demographic assumptions, mainly discount rates, long-term inflation, variation in medical and hospital costs, and variability in the actuarial table used, which imply some level of judgment regarding the assumptions adopted.

These estimates are reviewed annually by management and can differ from the actual results due to changes in market and economic conditions (Note 22).

3.2.6	Contingencies

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 21).

3.3 New standards, revisions and interpretations not yet effective

The following standards were issued and approved by IASB, which are not effective yet and the Company has not early adopted while preparing these financial statements.

The Management evaluated or is evaluating and measuring the impacts of the adoption of the following standards:

a) IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets. IFRS 9 becomes effective for annual periods beginning on or after January 1, 2018.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The Company evaluated the changes introduced by this new standard and, based on analyses conducted up to the conclusion of these financial statements, concluded that the mapped impact expected on estimated losses with allowance for doubtful accounts will be immaterial in relation to the trade accounts receivables. For other financial instruments, the Company did not identify any impact in relation to its current structure of financial instruments.

b) IFRS 15 Revenue from contracts with customers – It replaces the existing IAS 18 / IAS 11, IFRS 15 mainly determines that revenue should be recognized through transfer of control to the client instead of transfer of risks and benefits. While IAS 18 established that the achievement of performance obligations, recognized over the time or in a certain moment, identified in agreements are crucial for evaluating the consideration to which it expects to be entitled in exchange for the control of goods or services, hence the portion of revenue to be recognized. IFRS 15 is effective for the years beginning on January 1, 2018.

The Company evaluated the changes introduced by this new standard and, based on analyses, did not identify any changes that cause any impact on its financial statements, given that: (i) all the revenue recognition criteria are already met; and (ii) the Company does not have performance obligations after the delivery of assets, that is, the Company meets the performance obligation by transferring the asset promised to the customer in a specific moment. This procedure is applicable to the Company for the domestic and export markets.

c) IFRS 16 – Leases – replaces IAS 17 and essentially requires that lessees recognize future payments in liabilities and the right to use a leased item in assets for practically all lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.. This standard will be effective as of January 1, 2019.

The Company, based on preliminary assessments, believes that the biggest impact of this standard is related to the recognition on the balance sheet of the lease agreements for land used to plant eucalyptus forests, with 3 forest cycles of eucalyptus, approximately 21 years (Note 20.3 i)). However until the reporting date, the Company continues to analyse these and other lease agreements to choose the transition criterion to the new Standard.

d) IFRIC 23 Uncertainty over Income Tax Treatments – Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32 Income Taxes and the new interpretation IFRIC 23 apply only to Income Tax and Social Contribution. IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1, 2019.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The Company is assessing the changes introduced by this new interpretation and, based on analyses made until the closing of this financial information, did not identify any major changes that cause any impact on its financial information.

4	Financial Instruments and Risks

4.1 Management of financial risks

a)	Overview

The Company’s Management is focused on generating consistent and sustainable results over time. Factors of external risk related to fluctuations in market prices, exchange variations and volatility of macroeconomic indexes may introduce an unwelcome level of volatility in the Company’s cash flows and income statement. To manage this volatility, in a way that does not distort or hinder its consistent growth over a long time, Suzano has policies and procedures for managing market risk.

These policies aim to: (i) protect the Company’s cash flows and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indexes, or other assets or instruments traded in liquid or other markets (“market risk”) to which the value of the assets, liabilities and cash flows are exposed; and (ii) optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to contract inefficient operations. All financial transactions entered into by the Company have the objective of protecting it against existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

The process to manage market risk comprises the following sequential and recurring phases: (i) identification of risk factors and the exposure of the value of the assets, cash flows and results of the Company to market risks; (ii) measuring and reporting the values at risk; (iii) evaluating and formulating strategies for managing market risks; and (iv) implementing and monitoring the performance of strategies.

The Company uses liquid financial instruments: (i) does not contract leveraged operations or other forms of embedded options that change its purpose of protection (hedge); (ii) it does not have double indexed debt or other forms of implied options; and (iii) does not have any operations that require margin deposits or other forms of collateral for counterparty credit risk.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The main financial risk factors considered by Management are:

•	Liquidity risk;

•	Credit risk;

•	Currency risk;

•	Interest rate risks;

•	Risk of changes in commodity prices; and

•	Capital risk.

The Company does not adopt hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Consolidated Statements of income/(loss), as presented in Note 26.

b)	Measurement

All operations with financial instruments are recognized in the Company’s financial statements, as shown below. No reclassifications between categories were made during the fiscal year.

	Note	2017	2016
Assets
At fair value through profit or loss
Financial investments	6	1,631,505	2,080,615
Derivative financial instruments (current and non-current)	4.3	133,910	444,180
At amortized cost
Cash and cash equivalents	5	1,076,833	1,614,697
Trade accounts receivable	7	2,297,763	1,548,741

		5,140,011	5,688,233

Liabilities
At amortized cost
Trade accounts payable	18	621,179	582,918
Loans and financing	19	12,191,856	14,012,779
Liabilities for assets acquisitions	24	585,986	694,855
At fair value through profit or loss
Derivative financial instruments (current and non-current)	4.5	127,896	471,478

		13,526,917	15,762,030

c)	Fair value versus book value

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

In order to determine the fair value of assets or financial instruments traded in liquid and public markets was used the closing market quote on the date of the balance sheet. The fair value of interest rate and index swaps is calculated as the present value of their future cash flows, discounted at the current interest rates available for operations with similar conditions and remaining terms. This calculation is made based on the B3 and Brazilian Financial and Capital Markets Association (ANBIMA) quotes for interest rate operations denominated in Brazilian real, and the British Bankers Association and Bloomberg quotes for operations in London InterBank Offered Rate (“Libor”). The fair value of futures or forward currency contracts is determined using forward currency rates prevailing on the dates of the balance sheet, according to B3 quotes.

In order to determine the fair value of assets or financial instruments traded on the over-the-counter markets or without liquidity, several assumptions and methods are used based on normal market conditions (and not for settlement or forced sale) at each balance-sheet date, including the use of option pricing models, such as Black & Scholes, and estimates of future discounted cash flows. The fair value of agreements for pulp and paper pricing is obtained through the price quotes for corresponding instruments with similar conditions and remaining terms with major players in this market. Finally, the fair value of agreements for bunker oil pricing is based on the Platts index quotes.

The result of financial instruments trading is recognized on the closing or contracting dates of the operations, on which the Company undertakes to buy or sell these instruments. The liabilities deriving from the contracting of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights deriving therefrom are transferred.

The comparison between the fair value and carrying value of outstanding financial instruments is shown below:

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017		2016
	Book Value	Fair Value	Book Value	Fair Value
Assets
Cash and cash equivalents	1,076,833	1,076,833	1,614,697	1,614,697
Financial investments	1,631,505	1,631,505	2,080,615	2,080,615
Trade accounts receivable	2,297,763	2,297,763	1,548,741	1,548,741
Derivative financial instruments	133,910	133,910	444,180	444,180

	5,140,011	5,140,011	5,688,233	5,688,233

Liabilities
Trade accounts payable	621,179	621,179	582,918	582,918
Loans and financing (current and non-current)	12,191,856	13,755,352	14,012,779	14,334,732
Liabilities for assets acquisitions (current and non-current)	585,986	564,292	694,855	700,754
Derivative financial instruments	127,896	127,896	471,478	471,478

	13,526,917	15,068,719	15,762,030	16,089,882

4.2 Liquidity risk

The Company’s guidance is to maintain a strong cash and financial investment position to meet its financial and operating obligations. The amount kept as cash is used for payments expected in the normal course of its operations, while the surplus amount is invested in highly liquid financial investments.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are undiscounted, and include contractual interest payments, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

	2017
	Total Book Value	Total Future Value	Less than one year	Between one and two years	Between two and five years	Over five years
Liabilities
Trade accounts payable	621,179	621,179	621,179	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Liabilities for assets acquisitions	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,436	12,757	—	—

	13,820,110	17,622,806	3,725,893	2,772,968	5,127,502	5,996,443

	2016
	Total Book Value	Total Future Value	Less than one year	Between one and two years	Between two and five years	Over five years
Liabilities
Trade accounts payable	582,918	582,918	582,918	—	—	—
Loans and financing	14,012,779	17,262,517	2,231,491	3,215,466	9,356,691	2,458,869
Liabilities for assets acquisitions	694,855	806,967	87,239	9,517	190,616	519,595
Derivative financial instruments	471,478	386,459	245,865	130,787	9,807	—
Other accounts payable	201,231	201,231	187,088	14,143	—	—

	15,963,261	19,240,092	3,334,601	3,369,913	9,557,114	2,978,464

4.3 Credit risk

The Company has sales and credit policies, determined by the Management, which aim to mitigate any risks arising from their clients’ default. This is achieved through meticulous selection of the client portfolio, which takes into account payment capacity

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

(credit analysis) and diversification of sales (risk pooling), as well as the guarantees or financial instruments contracted to reduce these risks, such as credit insurance policies, both for exports and domestic sales.

The Company’s credit evaluation matrix is based on an analysis of the qualitative and quantitative aspects for determining credit limits to clients on an individual basis. After analyses, they are submitted for approval according to established hierarchy. In some cases, the approval from the management’s meeting and the Credit Committee is applicable.

The Company accrues provisions for all amounts overdue more than 90 days and not renegotiated by clients, and for which there are no real guarantees. The Company also accrues provisions for outstanding amounts from clients under judicial reorganization.

To mitigate credit risk, the Company maintains its financial operations diversified across various banks, with most of these operations concentrated in prime banks rated high grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk on the date of the financial statements was as follows:

	Note	2017	2016
Assets
Cash and cash equivalents	5	1,076,833	1,614,697
Financial investments	6	1,631,505	2,080,615
Trade accounts receivable	7	2,297,763	1,548,741
Derivative financial instruments		133,910	444,180

		5,140,011	5,688,233

The Other Parties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives receivable, are rated by the rating agencies Fitch Ratings, Standard & Poor’s and Moody’s. The risk rating is as follows:

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	Cash and cash equivalents and financial investments		Derivatives receivable
Brazilian Risk Rating	2017	2016	2017	2016
AAA	2,168,810	1,559,566	65,510	92,490
AA+	169,881	1,759,006	51,231	73,768
AA	207,925	133,741	3,143	—
AA-	113,623	242,985	14,026	266,650
A+	—	—	—	11,272
A	45,753	2	—	—
A-	2,330	—	—	—
BB	16	12	—	—

	2,708,338	3,695,312	133,910	444,180

			2017	2016
Trade accounts receivable
Low Risk	(a	)	2,223,888	1,460,902
Average Risk	(b	)	21,016	21,358
High Risk	(c	)	52,859	66,481

			2,297,763	1,548,741

(a)	Not past due and delay up to 30 days
(b)	Delay between 30 and 90 days
(c)	Delay over than 90 days and renegotiated by clients or with guarantees

The amounts do not consider the Allowance for Doubtful Accounts of R$ 38,740 and R$ 44,517 on December 31, 2017 and 2016, respectively.

4.4 Market risk

The Company is exposed to several market risks, the main ones being the variation in exchange rates, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To reduce the impacts on results in adverse scenarios, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and instruments to be implemented for the purpose of: (i) protecting cash flow due to currency mismatch, (ii) mitigating exposure to interest rates, (iii) reducing the impacts of fluctuation in commodity prices, and (iv) change of debt indexes.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The market risk management process comprises identification, assessment and implementation of the strategy, with the actual contracting of adequate financial instruments.

An independent area monitors if the limits established in the Company’s financial policy are met for the maximum volume of operations contracted.

4.4.1. Exchange rate risk

The contracting of financing and the currency derivative policy of the Company are guided by the fact that around 70% of net revenue comes from exports with prices negotiated in U.S. dollar, while most of the production costs is tied to the Brazilian real (BRL). This structure allows the Company to contract export financing in U.S. dollar and to reconcile financing payments with the flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

In addition, the Company contracts short positions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Sales in the futures market are limited to a percentage of the net surplus foreign currency (net exposure) over an 18-month time horizon and therefore are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, are demonstrated below:

	2017	2016
Assets
Cash and cash equivalents	585,541	787,888
Trade accounts receivable	1,544,633	932,269
Derivative financial instruments	133,910	444,180

	2,264,084	2,164,337

Liabilities
Trade accounts payable	(45,548)	(24,630)
Loans and financing	(8,616,807)	(9,367,865)
Liabilities for asset acquisitions	(332,193)	(354,664)
Derivative financial instruments	(126,781)	(397,468)

	(9,121,329)	(10,144,627)

Liability exposure	(6,857,245)	(7,980,290)

Foreign denominated balances are primarily denominated in U.S. Dollars.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Sensitivity analysis – foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, because they reflect the conversion into Brazilian real on the reporting date.

The other scenarios were created considering the 25% and 50% depreciation of the Brazilian real against the U.S. dollar.

This analysis assumes that all other variables, in particular interest rates, remain constant, the following table presents the potential impacts on results assuming these scenarios:

	2017
	As of	Effect on Income
	Probable	Possible Increase (Δ25%)	Remote Increase (Δ50%)
Cash and cash equivalents	585,541	146,385	292,771
Trade accounts receivable	1,544,749	386,187	772,374
Trade accounts payable	(45,548)	(11,387)	(22,774)
Loans and financing	(8,616,807)	(2,154,202)	(4,308,405)
Liabilities for assets acquisitions	(332,193)	(83,048)	(166,096)
Derivatives Swap	(18,692)	(243,371)	(486,742)
Derivatives Options	25,821	(320,243)	(964,545)

		(2,279,679)	(4,883,417)

4.4.2 Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Sensitivity analysis – exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbanking Deposit Rates (“ CDI”), Long Term Interest Rate (“TJLP”) and Libor may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimates of the Management.

This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in the event of these scenarios:

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017
	As of	Effect on Income and Equity
	Probable	Possible Increase (Δ25%)	Remote Increase (Δ50%)
Interbank deposit certificate (“CDI”)
Cash and cash equivalents	449,254	8,065	16,264
Financial investments	1,673,541	30,042	60,587
Loans and financing	(2,907,908)	(52,201)	(105,275)
Derivative Swap	(18,692)	24,198	48,180
Derivative Options	25,821	(24,908)	(47,526)

		(14,804)	(27,770)

Long-term interest rate (“TJLP”)
Loans and financing	(209,954)	(3,674)	(7,348)

		(3,674)	(7,348)

London InterBank Offered Rate (“Libor”)
Loans and financing	(3,701,405)	(16,086)	(32,173)
Derivative Swap	(1,116)	1,116	1,116

		(14,970)	(31,057)

4.4.3 Commodity price risk

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the operating results.

It is not possible to guarantee that the price will be maintained at levels favorable to the results. The Company can use financial instruments to reduce the sale price of a part of its production; however, at times, contracting a hedge for pulp price may not be available.

The Company is also exposed to international oil prices, which reflects on logistical costs for selling to the export market.

On December 31, 2017, there is no long position in bunker oil (long position of R$ 2,861 on December 31, 2016) to hedge its logistics costs.

4.5 Derivative financial instruments

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided from a third party, which is reviewed by management.

a)	Outstanding derivatives by type of contract

On December 31, 2017 and 2016, the consolidated positions of outstanding derivatives are presented below:

	Notional value in US$		Fair value
	2017	2016	2017	2016
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	1,485,000	800,000	25,822	123,122
Fixed Swap (US$) vs. CDI	50,000	—	5,356	—
Fixed Swap CDI vs. US$	50,000	—	(2,485)	—
NDF (MXN vs. US$)	—	331	—	95

Subtotal	1,585,000	800,331	28,693	123,217

Commodity hedge
Bunker (oil)	—	1,526	—	2,861

Subtotal	—	1,526	—	2,861

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	291,725	291,725	(21,562)	709
Swap CDI vs. Libor (US$)	—	150,000	—	(157,773)
Swap Fixed (US$) vs. CDI	—	29,500	—	(5,668)

Subtotal	291,725	471,225	(21,562)	(162,732)

Interest hedge
Swap Libor vs. Fixed (US$)	19,841	46,312	(1,117)	(3,627)
Swap Coupon vs. Fixed (US$)	—	220,000	—	12,983

Subtotal	19,841	266,312	(1,117)	9,356

Total in derivatives, net	1,896,566	1,539,394	6,014	(27,298)

Current assets			77,090	367,145
Non-current assets			56,820	77,035
Current liabilities			(23,819)	(250,431)
Non-current liabilities			(104,077)	(221,047)

			6,014	(27,298)

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Contracts outstanding on December 31, 2017 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Each existing contract and respective protected risks are described bellow:

i)	DI vs. US$ Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit (“DI”) rate for a fixed rate in dollars. The purpose is to change the currency of debt indexes from reais to dollars;

ii)	DI vs. Libor Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit (“DI”) rate for a floating rate in dollars. The purpose is to change the currency of debt indexes from reais into dollars;

iii)	US$ vs. DI Swap: positions in conventional swaps exchanging the variation in the fixed rate in dollars for Interbank Deposit (“DI”) rate. The purpose is to revert debts in dollars to reais;

iv)	Libor vs. Fixed Swap: positions in conventional swaps exchanging the floating rate for a fixed rate in dollars. The purpose is to hedge the cash flow from fluctuations in the US interest rate;

v)	Coupon vs. US$ Swap: positions in swaps exchanging dollar coupon for a fixed offshore dollar rate in order to reduce debt costs;

vi)	Zero-Cost Collar: positions in an instrument consisting of a simultaneous combination of purchase of put options and sale of call options in dollars, with the same principal amount and maturity, in order to hedge cash flows from exports. According to this strategy, a range is fixed where there is no deposit or receipt of a financial margin on position adjustments;

vii)	US$ vs. MXN$ NDF: long positions in dollars and short positions in Mexican peso in order to protect the sale of products in the Mexican market;

viii)	Bunker (oil): long positions in bunker oil in order to protect logistics costs related to contracting maritime freight.

b)	Fair value net by maturity date

Derivatives mature as follows:

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	Net fair value
Maturity of derivatives	2017	2016
In 2017	—	113,957
In 2018	53,270	(40,936)
In 2019	(16,064)	(49,690)
In 2020	(31,192)	(50,629)

	6,014	(27,298)

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

c)	Long and short position of outstanding derivatives

On December 31, 2017 and 2016, the consolidated positions of outstanding derivatives are presented below:

	Notional value			Fair value
	Currency	2017	2016	2017	2016
Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	950,000	950,000	22,525	73,590
Swap CDI vs. Libor (US$)	R$	—	331,335	—	347,900
Swap Fixed (US$) vs. CDI	US$	—	29,500	—	95,447
Swap Libor vs. Fixed (US$)	US$	19,841	46,312	65,517	149,210
Swap Coupon vs. Fixed (US$)	US$	—	220,000	—	88,682

Subtotal				88,042	754,829

Liabilities
Swap CDI vs. Fixed (US$)	US$	291,725	291,725	(44,087)	(72,881)
Swap CDI vs. Libor (US$)	US$	—	150,000	—	(505,673)
Swap Fixed (US$) vs. CDI	R$	—	100,374	—	(101,115)
Swap Libor vs. Fixed (US$)	US$	19,841	46,312	(66,634)	(152,837)
Swap Coupon vs. Fixed (US$)	US$	—	220,000	—	(75,699)

Subtotal				(110,721)	(908,205)

Total swap agreements				(22,679)	(153,376)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	1,485,000	800,000	25,822	123,122
Swap Fixed (US$) vs. CDI	US$	50,000	—	5,356	—
Swap CDI x Fixed (US$)	US$	50,000	—	(2,485)	—
NDF (MXN x US$)	US$	—	331	—	95

Subtotal				28,693	123,217

Commodity hedge
Bunker (oil)	US$	—	1,526	—	2,861

Subtotal				—	2,861

Total in derivatives				6,014	(27,298)

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

d)	Settled derivatives

In the year ended December 31, 2017 and 2016, the consolidated positions of settled derivatives were as follows:

	Cash paid / Received amount
	2017	2016
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	28,159	10,805
NDF (R$ vs. US$)	11,110	(151,199)
NDF (MXN vs. US$)	39	(52)
NDF (ARS vs. US$)	—	17,069
Exchange lock (US$ vs. R$)	—	34,118

Subtotal	39,308	(89,259)

Commodity hedge
Pulp	—	(475)
Bunker (oil)	2,631	902

Subtotal	2,631	427

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	78,411	24,726
Swap Fixed (US$) vs. CDI	(8,809)	(69,039)
Swap CDI vs. Libor (US$)	(162,769)	28,792

Subtotal	(93,167)	(15,521)

Interest hedge
Swap Libor vs. Fixed (US$)	(2,588)	(6,026)
Swap Coupon vs. Fixed (US$)	15,824	14,774

Subtotal	13,236	8,748

Total in derivatives (a)	(37,992)	(95,605)

(a)	On December 31, 2017 and 2016, refers to the receipt of premium on derivatives amounting to R$ 77,687 and R$ 212,868, respectively, from short positions on unexpired options and is hence not presented in the table above.

4.6 Capital management

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The main objective of Company’s capital management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

The Company monitors constantly significant indicators, such as:

i)	consolidated financial leverage index, which is the total net debt divided by adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”);

ii)	management of contractual financial covenants, maintaining safety margin to not exceed these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, in order to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and makes adjustments based on changes in economic conditions.

	2017	2016
Loans and financing	12,191,856	14,012,779
(-) Cash and financial investments	(2,708,338)	(3,695,312)

Net debt	9,483,518	10,317,467
Shareholders’ equity	11,616,611	10,124,989

Shareholders’ equity and net debt	21,100,129	20,442,456

4.7 Fair value hierarchy

The financial instruments and other financial statement items assessed at fair value are presented in accordance with the levels defined below:

All the information relevant to Company’s financial statements, and only this information, is reported and corresponds to that used by the Management for its activities.

•	Level 1 – Prices quoted (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3 – Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017
	Fair value	Level 1	Level 2	Level 3
Assets
Financial investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897

	6,314,312	—	1,765,415	4,548,897

Liabilities
Loans and financing	13,755,352	—	13,755,352	—
Liabilities for assets acquisitions	564,292	—	564,292	—
Derivative financial instruments	127,896	—	127,896	—

	14,447,540	—	14,447,540	—

	2016
	Fair value	Level 1	Level 2	Level 3
Assets
Financial Investments	2,080,615	—	2,080,615	—
Derivative financial instruments	444,180	—	444,180	—
Biological assets (a)	4,072,528	—	—	4,072,528

	6,597,323	—	2,524,795	4,072,528

Liabilities
Loans and financing	14,334,732	—	14,334,732	—
Liabilities for assets acquisitions	700,754	—	700,754	—
Derivative financial instruments	471,478	—	471,478	—

	15,506,964	—	15,506,964	—

(a)	Changes in fair value of biological assets and other details regarding assumptions used to measure such values are shown in Note 13.

4.8 Guarantees

The Company has as guarantee letters of credit and credit insurance policies.

On December 31, 2017, consolidated accounts receivable operations linked to exports amount to US$ 429 million, equivalent to R$ 1,421,446 (US$ 274 million, or R$ 893,435, on this date).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

5	Cash and Cash Equivalents

	2017	2016
Cash and banks
Local currency	19,124	5,308
Foreign currency	583,604	787,888

	602,728	793,196
Financial investments
Local currency	472,168	821,501
Foreign currency	1,937	—

	474,105	821,501

	1,076,833	1,614,697

Financial investments in local currency are low risk and highly liquid, and correspond to investments indexed to the Interbanking Deposit Certificate (“CDI”). On December 31, 2017 and 2016, the interest rates on financial investments ranged between 94% and 110% of CDI index.

6	Financial Investments

	2017	2016
Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	1,593,066	1,512,582
Bank Deposit Certificates (“CDB”) (b)	38,439	568,033

	1,631,505	2,080,615

(a)	Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, are remunerated at a rate between 74.4% and 105.1% of CDI index rate at 12/31/2017 and 12/31/2016. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is described in Note 4.3.
(b)	Bank Deposit Certificates (“CDB”) were remunerated at a percentage of Interbanking Deposit Certificate (“CDI”) of 102.48% (December 31, 2017, 101.99%).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

7	Trade Accounts Receivable

7.1 Breakdown of balances

	2017	2016
Domestic customers
Third parties	735,647	626,520
Receivables Investment Fund (“FIDC”) (a)	25,825	—
Related parties	28,632	32,759
Foreign customers
Third parties	1,546,399	933,979
Allowance for doubtful accounts	(38,740)	(44,517)

	2,297,763	1,548,741

(a)	In 2017 the Company created the Receivable Investment Fund (“FIDC”), that is a vehicle with the purpose with of acquiring credit rights originated from sales made by Suzano to facilitate credit to certain clients. FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two year term with renew rights under certain conditions. The Company has a co-obligation and retains substantial credit risk, accordingly the Company recorded an accounts receivable of R$ 25,825 and a liability of R$ 24,665 net of transaction costs (Note 19).

7.2 Past due securities

	2017	2016
Past due:
Up to 30 days	67,239	69,778
From 31 and 60 days	16,066	12,822
From 61 and 90 days	3,949	6,535
From 91 and 120 days	2,831	6,966
From 121 and 180 days	9,423	3,514
Over 180 days	39,905	56,959

	139,413	156,574

% Total overdue receivables	6%	9%

7.3 Changes in allowance for doubtful accounts

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017	2016	2015
Balance at the beginning of the year	(44,517)	(45,024)	(25,748)
Provisions for bad debt	(38,486)	(18,578)	(22,587)
Recoveries	6,089	1,573	1,162
Write-offs	36,726	17,379	1,999
Exchange variation	1,448	133	150

Balance at the end of the year	(38,740)	(44,517)	(45,024)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral in order to cover losses with doubtful accounts, in accordance with the credit policy (Note 4.3).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

8	Inventories

	2017	2016
Finished goods
Pulp
Domestic	82,008	84,771
Foreign	198,380	287,131
Paper	—	—
Domestic	200,683	230,029
Foreign	67,223	69,043
Consumer Goods	—	—
Domestic	6,376	—
Work in process	63,797	57,708
Raw materials	399,086	427,783
Spare Parts	180,712	162,440

	1,198,265	1,318,905

Direct write-offs and provision for obsolescence are recognized under profit or loss and in cost of goods sold.

No inventory items were given as collateral for or guarantee of liabilities for the years presented.

8.1 Changes in provision for losses

	2017	2016	2015
Balance at the beginning of the year	(28,206)	(42,466)	(29,029)
Constitution of provisions	(31,482)	(2,809)	(15,081)
Write-off inventories	7,777	17,069	1,644

Balance at the end of the year	(51,911)	(28,206)	(42,466)

9	Recoverable taxes

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017	2016
Withholding tax and prepaid Income Tax and Social Contribution	58,823	282,073
PIS and COFINS - on acquisition of fixed assets (a)	58,767	62,232
PIS and COFINS - other operations	50,076	23,761
ICMS - on acquisition of fixed assets (b)	71,603	68,393
ICMS - other operations (c)	280,384	301,578
Reintegra Program (d)	71,376	32,514
Other taxes and contributions	4,298	16,144
Provision for the impairment of ICMS credits (e)	(10,583)	(11,401)

	584,745	775,294

Current assets	300,988	425,758
Non-current assets	283,757	349,536

(a)	Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Credits whose realization is linked to the depreciation period of the corresponding asset.
(b)	Value-added Tax on Sales and Services (ICMS) Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment – CIAP.
(c)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products. Credits are concentrated in the states of Bahia and Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Bahia and Maranhão.
(d)	Special Regime of Tax Refunds for Export Companies (Reintegra). Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, in order to make them more competitive on international markets.
(e)	Provision for discount on sale to third parties of ICMS accrued credit mentioned in item “c” above.

10	Advances to suppliers

10.1 Forestry Development Program

The forestry development program, is directed towards encouraging regional forest production whereby independent producers plant eucalyptus at their own farms in order to supply the agricultural product (timber) to Suzano. One of the purpose of the program is to achieve the social and economic development of the regions where the Company operates.

Through the forestry development program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. Even though the Company supports producers providing technical assistance in forest management; the Company does not have joint control over the any decision taken in the farms.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

These advances will be settled through delivery of wood by forest producers. However, the producers are allowed to sell their production to other market players, but the advances should be paid in cash.

On December 31, 2017 and 2016, the balance of advance to suppliers amounted R$ 237,466 and R$ 232,992, respectively, classified as current and non-current liabilities, depending on the terms.

10.2 Advance for the purchase of finished product

On December 31, 2017, the Company had paid advance for the purchase of finished product through its subsidiary Suzano Trading in the amount of US$ 10 million, equivalent to R$ 33,324 (R$ 476,611 on December 31, 2016).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

11	Related parties transactions

Related parties	Type of operation	Type of interest
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses	Controlled by key management personnel
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper	Controlled by close family personnel
Instituto Ecofuturo -Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services	Controlled by key management personnel
IPLF Holding S.A. (“IPLF”)	Shared corporate costs and expenses	Controlled by key management personnel
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting	Controlled by key management personnel
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)	Controlled by key management personnel
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory	Controlled by key management personnel
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs	Immediate Parent

11.1 Balances and transactions at December 31, 2017

	ASSETS		LIABILITIES		INCOME STATEMENT
	Current		Current
Item of balance sheet	Accounts receivable		Trade accounts payables	Loans and financing	Revenue		Expenses
Holding	—		—	141	374		(14,177)
IPLF	—		—	—	28		—
Central	—		—	—	(4,056)		2,895
Nemonorte	—		—	—	—		(1,233)
Mabex	—		—	—	—		(294)
Bexma	—		—	—	13		—
Lazam-MDS	—		—	—	—		(378)
Ecofuturo	4		45	—	5		(3,789)
Ibema	28,628	(a)	6,954	—	83,706	(a)	—

	28,632		6,999	141	80,070		(16,976)

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

11.2 Balances and transactions at December 31, 2016

	ASSETS			LIABILITIES	INCOME STATEMENT
	Current		Non-current	Current
Item of balance sheet	Accounts receivable		Receivables from other related parties	Payables to related parties	Revenue		Expenses
Holding	1,000		—	31	776		(19,752)
IPLF	11		—	—	22		—
Central	9,036	(a)	—	—	47,273	(a)	—
Nemonorte	—		—	—	—		(287)
Mabex	—		—	—	—		(171)
Lazam-MDS	—		—	—	—		(343)
Bexma	12		—	—	13		—
Ecofuturo	—		—	400	—		(4,499)
Ibema	22,441	(a)	13,000	7,591	94,381	(a)	(22,502)

	32,500		13,000	8,022	142,466		(47,554)

(a)	Pulp and paper sales operations.

11.3 Balances and transactions at December 31, 2015

	INCOME STATEMENT
Item of balance sheet	Revenue	Expenses
Holding	940	(28,041)
IPLF	23	—
Central	47,928	—
Nemonorte	—	(321)
Mabex	—	(277)
Lazam-MDS	—	(342)
Bexma	39	—
Ecofuturo	—	(3,642)

	48,930	(32,623)

11.4 Management compensation

On December 31, 2017 and 2016, expenses related to the compensation of key management personnel include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in profit or loss for the year.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017	2016	2015
Short-term benefits
Salary or compensation	24,774	20,593	20,183
Direct and indirect benefits	2,959	1,997	2,802
Bonus	26,819	20,181	18,591

	54,552	42,771	41,576
Long-term benefits
Share-based compensation	33,554	29,323	45,109

	33,554	29,323	45,109

	88,106	72,094	86,685

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th salary” bonus), and payroll charges (company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (see Note 23).

12	Current and deferred taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017	2016
Income Tax loss carryforward	575,248	694,810
Social contribution tax loss carryforward	29,830	81,199
Provision for tax, civil and labor liabilities	103,631	78,610
Temporary differences provision (operational and others)	203,831	180,733
Exchange variation losses (net) - payable on a cash basis for tax purposes (a)	82,793	—
Biological assets - fair value	—	18,895
Losses on derivatives	29,943	156,804
Other temporary differences	112,050	103,913

Non-current assets	1,137,326	1,314,964
Tax benefit of goodwill - goodwill not amortized for accounting purposes	10,063	3,750
Property, plant and equipment - deemed cost adjustment and impairment	1,603,987	1,608,733
Biological assets - fair value	90,461	—
Tax accelerated depreciation	1,183,115	1,100,239
Gains on derivatives	31,988	143,459
Other temporary differences	2,519	3,722

Non-current liabilities	2,922,133	2,859,903
Total non-current assets, net	2,606	4,624
Total non-current liabilities, net	1,787,413	1,549,563

(a)	Starting from January 1, 2017, the Company adopted the exchange variation at cash method for calculating income tax and social contribution.

The income tax loss carryforward, negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (IRPJ).

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

	2017	2016	2015
Tax loss carryforward	2,300,993	2,779,241	2,984,436
Social contribution tax loss carryforward	331,445	902,216	1,710,812

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017	2016	2015
Net income (loss) before taxes	2,259,612	2,396,704	(1,365,069)
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(768,268)	(814,879)	464,123
Tax effect on permanent differences:
Taxation on profit of subsidiaries abroad	(104,918)	(7,880)	(10,767)
Tax incentive - Reduction SUDENE (a)	196,604	124,085	—
Equity method	1,996	2,422	—
Rate difference for foreign subsdiaries	151,504	20,327	(12,574)
Credit related to Reintegra program	39,180	1,812	25,432
Interest on own capital	67,944	—	—
Higher taxation on foreign subsidiaries	(11,789)	(20,135)	(19,685)
Other	(10,870)	(24,640)	(11,136)

	(438,618)	(718,888)	435,343

Income tax
Current	(80,607)	(16,502)	(17,688)
Deferred	(189,203)	(481,054)	332,267

	(269,810)	(497,556)	314,579

Social Contribution
Current	(121,580)	(172,315)	(1,364)
Deferred	(47,228)	(49,018)	122,178

	(168,808)	(221,333)	120,814

Income and social contribution tax expenses in the years	(438,618)	(718,888)	435,343

Effective rate of income and social contribution tax expenses	19.4%	30.0%	31.9%

(a)	Refers to the benefit of reducing 75% of the income tax calculated based on Profits form exploration on the units Mucuri (BA) and Imperatriz (MA).

12.2 Tax incentives

Suzano has tax incentives involving partial income tax reduction and Incentivized Accelerated Depreciation (“DAI”) produced by operations conducted in areas of the Northeast Development Superintendence (“SUDENE”) in the regions of Mucuri and Imperatriz. The income tax reduction incentive is calculated on the profit from the operations (profit from exploration) and takes into account the allocation of operating profit at the incentivized production levels during the periods defined for the benefit for each product, which in general are 10 years. The Incentive for Lines 1 and 2 of Mucuri expires in 2024 and 2018, respectively.

The DAI Benefit is applicable to acquisitions of property, plant and equipment items from calendar year 2006 to December 31, 2018 and consists of full depreciation of the asset, within the year of acquisition or up to the 4th year after the acquisition, for the unit in Maranhão, which can be deducted from the income tax calculation basis.

At the Mucuri (BA) unit, full depreciation of property, plant and equipment acquired for Line 2 took place with the operational start-up of the Line. For other items of property, plant and equipment of the units of Bahia and Imperatriz (MA), the tax incentive obtained, which applied to acquisitions taking place until December 31, 2018.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

13	Biological assets

Below are the changes in the balances of biological assets in the years ended on the respective dates:

Opening Balances on January 01, 2015	3,659,421
Additions	1,115,320
Harvests in the year (depletion)	(602,418)
Gain on adjustment to fair value	23,145
Disposal of forests	(18,303)
Other write-offs (c)	(46,657)

Balances on December 31, 2015	4,130,508
Additions (a)	1,426,699
Harvests in the year (depletion)	(565,331)
Loss on adjustment to fair value (b)	(780,666)
Disposal of forests	(24,341)
Other write-offs (c)	(114,341)

Balances on December 31, 2016	4,072,528
Additions (a)	912,368
Harvests in the year (depletion)	(551,135)
Gain on adjustment to fair value (b)	192,504
Disposal of forests	(28,030)
Other write-offs (c)	(49,338)

Balances on December 31, 2017	4,548,897

(a)	Refers to formation and acquisition of forests. In 2016, the Company acquired forests from Queiroz Galvão for approximately R$ 507 million. Leased land costs incurred with subsidiaries in the amount of R$ 22,624 (R$ 21,789 on December 31, 2016) were excluded from the consolidated statements;
(b)	The loss recorded in 2016 is manly composed of reduction of Average Annual Growth (“IMA”) in the regions of Bahia and Pará, reduction in the average negotiated market price (gross of taxes) of wood in São Paulo, other economic effects and operating forest turnover. The gain reported in 2017 is mainly due to the gross wood price in the regions of Maranhão and Pará and the maintenance of other assumptions;
(c)	Represent operational write-offs of forests during the forest formation period.

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Maranhão, Minas Gerais, Pará and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the Discounted Cash Flow method.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The assumptions used in determining the fair value of biological assets were:

i)	Average cycle of forest formation of 7 years;

ii)	Forests are measured at their fair value as of the plantation year;

iii)	Mean annual increment – IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, forestry policies and forest management, production potential, climate factors and soil conditions;

iv)	The estimated average standard cost per hectare includes expenses on forestry and forest management each year of formation of the biological cycle of the forests, plus costs of land lease agreements and own land opportunity cost;

v)	The average eucalyptus gross sale prices were based on specialized research on transactions made by the Company with third parties or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available;

vi)	Discount rate used in cash flows is calculated based on capital structure and other economic assumptions for a participant in the independent business of selling timber (forests).

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

Main assumptions for calculation of fair value of the biological assets:

Assumptions Used	2017	2016	2015
Planted useful area (hectare)	470,338	450,474	431,677
Mature assets	106,008	84,084	56,863
Immature assets	364,330	366,390	374,814
Average annual growth (IMA) - m /hectare	33.06	33.80	36.50
Average gross sale price of eucalyptus - R$/m3	69.19	53.45	56.36
Utilization cost of Company’s assets that contribute - %	4.44%	5.00%	5.00%
Discount rate - %	9.11%	10.54%	10.39%

The Company manages the financial risks related to agricultural activities in a preventive manner, by reducing risks from edaphoclimatic factors. The weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

Sensitivity analysis

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 – Measurement of Fair Value, due to the complexity and structure of calculation.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The main assumptions, IMA and Average Price are the most sensitive, given that any increase in these assumptions causes significant gains and any reduction thereof causes significant negative impacts on fair value measurement.

14	Investments

Joint venture
Ibema
Balance on December 31, 2015	—

Investiment Acquisition	8,000
Equity method	(7,127)

Balance on December 31, 2016	873

Equity method	5,872
Other	19

Balance on December 31, 2017	6,764

The financial information of joint venture in 2017 is shown below:

	Joint Venture
	Ibema
	2017	2016
Equity interest %	49.9%	38%
Total assets	334,827	321,581
Total liabilities	334,009	330,716
Adjusted equity (a)	818	(9,135)
Net income (loss) for the year	9,790	(17,132)

(a)	Adjusted for unrealized profits with parent company.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

15	Property, Plant and Equipment

		Buildings	Machinery and equipment	Other assets	Land	Work in progress	Total
Annual average depreciation rate		3.45%	5.25%	17.52%	—	—	—
Cost
Balances on December 31, 2014		2,527,065	14,646,051	239,455	4,338,167	402,977	22,153,715
Transfers		117,792	411,720	32,418	10,429	(572,359)	—
Transfers between other assets		(17,266)	(77,066)	(1,903)	(1,291)	(15,376)	(112,902)
Additions	(d)	(21)	119,554	15,058	975	401,264	536,830
Write-offs		(1,100)	(34,401)	(1,734)	(12,196)	—	(49,431)

Balances on December 31, 2015		2,626,470	15,065,858	283,294	4,336,084	216,506	22,528,212
Transfers		59,153	278,749	17,609	229,269	(584,780)	—
Transfers between other assets		—	32,593	—	—	(27,577)	5,016
Additions	(d)	(22)	88,561	11,018	(80)	786,522	885,999
Write-offs	(a)	(1,774)	(120,191)	(12,790)	(4,159)	—	(138,914)
Provision for losses (impairment)		—	—	—	(192,538)	—	(192,538)

Balances on December 31, 2016		2,683,827	15,345,570	299,131	4,368,577	390,671	23,087,775
Transfers		141,161	485,182	3,297	3,920	(633,560)	—
Transfers between other assets	(b)	(4,500)	4,434	(7,035)	—	(8,705)	(15,806)
Additions	(d)	4,648	106,422	6,527	2,257	740,026	859,880
Write-offs	(a)	(9,463)	(95,277)	(13,525)	(26,162)	(4,697)	(149,124)

Balances on December 31, 2017		2,815,673	15,846,331	288,395	4,348,592	483,735 (c)	23,782,726

Depreciation
Balances on December 31, 2014		(610,208)	(4,713,702)	(148,552)	—	—	(5,472,462)
Transfers between other assets		10,031	65,328	2,590	—	—	77,949
Write-offs		965	25,138	1,142	—	—	27,245
Depreciation		(86,469)	(707,510)	(20,731)	—	—	(814,710)

Balances on December 31, 2015		(685,681)	(5,330,746)	(165,551)	—	—	(6,181,978)
Transfers		(41)	1,830	(1,789)	—	—	—
Write-offs	(a)	759	111,525	12,552	—	—	124,836
Depreciation		(77,723)	(691,552)	(26,078)	—	—	(795,353)

Balances on December 31, 2016		(762,686)	(5,908,943)	(180,866)	—	—	(6,852,495)
Transfers		8	270	(278)	—	—	—
Write-offs	(a)	3,172	64,536	13,145	—	—	80,853
Depreciation		(70,315)	(701,822)	(27,719)	—	—	(799,856)

Balances on December 31, 2017		(829,821)	(6,545,959)	(195,718)	—	—	(7,571,498)
Net
Balances on December 31, 2017		1,985,852	9,300,372	92,677	4,348,592	483,735 (c)	16,211,228

Balances on December 31, 2016		1,921,141	9,436,627	118,265	4,368,577	390,671	16,235,280

(a)	In addition to disposals, write-offs include obsolescence and scrapping;
(b)	Includes transfers between the lines of Inventory, Intangible assets and Assets held for sale, of which: i) Semi-trailers (R$ 7,035); and ii) Commercial property (R$ 4,500);
(c)	The balance of Construction in Progress comes from investments made, of which: i) adjacent business - R$ 134,299; ii) structural competitiveness - R$ 264,606; and iii) other investments - R$ 84,830 (On December 31, 2016, i) adjacent business - R$ 143,677; ii) structural competitiveness - R$ 187,626; and iii) other investments - R$ 59,368).
(d)	During 2017 the Company capitalized, interests in the amount of R$ 8,286 referring to the investments in adjacent business and structural competitiveness (December 31, 2016 the amount of R$ 3,448 and December 31, 2015 R$ 6,930), at the average rate of 0.79% per month.

Machinery and equipment include amounts recognized as financial leasing outlined in Note 20.1.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

On December 31, 2017, the Company did not identify any event that implied impairment of its assets.

15.1	Assets given as collateral

On December 31, 2017, the Company and its subsidiaries had property, plant and equipment given as collateral in loans and financings and lawsuits amounting to R$ 11,571,632 (R$ 11,155,204 on December 31, 2016).

16	Intangible Assets

16.1	Goodwill

	2017	2016
Vale Florestar S.A.	45,435	45,435
Paineiras Logística	10	10

	45,445	45,445

16.2	Intangible assets with indetermined useful life

On December 31, 2017 and 2016, Suzano calculated goodwill on acquisition of Vale Florestar S.A. (Vale Florestar), an already merged investment, in the amounts of R$ 45,445 and R$ 1,196 equivalent to others.

The goodwill on Vale Florestar is mainly attributable to operating synergies related to forest management of areas assumed through land lease agreements for up to 3 cycles (21 years).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

16.3	Intangible assets with determined useful life

	Customer relationship	Trademarks and patents	Software	R&D Agreements	Other	Total
Usefull life (years)	5	10	5	18.8	11.8	—
Acquisiton cost	22,617	1,176	82,237	309,711	8,129	423,883
Accumulated amortization	(21,863)	(829)	(31,864)	(82,026)	(3,108)	(139,703)

Balances on December 31, 2015	754	347	50,373	227,685	5,021	284,180
Acquisitons	—	—	11,640	—	—	11,640
Foreign currency translation adjustment	—	—	—	(38,318)	(256)	(38,574)
Amortization	(754)	(91)	(17,669)	(12,950)	(387)	(31,851)
Write-offs	—	—	(277)	(75,370)	(3,182)	(78,829)
Transfers and other	—	459	27,118	—	—	27,577

Book Balance	—	715	71,185	101,047	1,196	174,143

Acquisiton cost	22,617	1,635	120,718	196,023	3,495	344,488
Accumulated amortization	(22,617)	(920)	(49,533)	(94,976)	(3,495)	(171,541)

Balances on December 31, 2016	—	715	71,185	101,047	—	172,947
Acquisitons	—	—	8,054	—	—	8,054
Foreign currency translation adjustment	—	—	—	1,284	—	1,284
Amortization	—	(105)	(21,825)	(8,339)	—	(30,268)
Write-offs	—	—	—	(18,937)	—	(18,937)
Transfers and other	—	—	8,705	—	—	8,705

Book Balance	—	610	66,119	75,055	—	141,785

Acquisiton cost	22,617	1,635	137,477	178,370	3,495	343,594
Accumulated amortization	(22,617)	(1,025)	(71,358)	(103,315)	(3,495)	(201,810)

Balances on December 31, 2017	—	610	66,119	75,055	—	141,785

17	Receivables from land expropriation

On July 1, 1987, the merged subsidiary Companhia Santista de Papel filed an Action for Damages for Indirect Expropriation, in order to obtain indemnification for an owned property, which had been declared as a public use area (property included in the State Serra do Mar State Park, in the city of Cubatão, state of São Paulo). On December 2, 2004, the action resulted in a final and unappealable decision in favor of the Company.

Suzano’s Management and legal advisors expect the expropriation amount to be transferred by 2020, notwithstanding the discussion on extending the payment term to 2024, when all expropriation amounts must be settled.

On December 31, 2017, the amount was R$ 60,975 (R$ 56,721 on December 31, 2016).

18	Trade accounts payable

	2017	2016
Domestic suppliers	575,631	558,288
Foreign suppliers	45,548	24,630

	621,179	582,918

19	Loans and Financing

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Property, plant and equipment	Index		Interest Rate	Maturity	2017	2016
BNDES – Finem	Fixed rate /TJLP	(a) (b)	7.19%	2018 to 2026	339,798	1,096,648
BNDES – Finem	Currency basket / US$	(b)	6.52%	2018 to 2023	165,125	490,718
BNDES – Finame	Fixed rate /TJLP	(a)	5.55%	2018 to 2024	4,708	18,548
FNE – BNB	Fixed rate	(b)	6.28%	2018 to 2026	244,452	218,937
FINEP	Fixed rate	(b)	4.00%	2018 to 2020	20,577	35,263
Financial leasing	CDI / US$			2018 to 2022	19,686	23,632
Export Credit Agency - ECA	US$	(b) (c)	3.05%	2018 to 2022	864,761	1,078,696

					1,659,107	2,962,442
Working capital:
Export financing (“NCE”)	US$		4.89%	2018 to 2022	844,388	1,940,764
Export credit note	CDI		6.89%	2018 to 2020	2,907,200	3,242,035
Senior Notes	US$	(d)	6.22%	2021 to 2047	4,730,800	3,787,755
Trade notes discount-Vendor				2018	33,363	32,957
Syndicated Loan	US$	(e)	3.32%	2018 to 2020	1,986,691	1,950,463
Fund of Investments in Receivables		(f)		2018	24,665	—
Other				2018	5,642	96,363
Current Portion (includes interest payments)					2,115,067	1,594,720
Non-Current Portion					10,076,789	12,418,059

Non-current loans and financing mature as follows:
2018					—	2,488,976
2019					2,122,767	2,569,759
2020					2,599,279	2,807,001
2021					1,121,216	2,733,599
2022					123,745	105,600
2023					53,160	60,531
2024					34,084	43,479
2025 onwards					4,022,538	1,609,114

					10,076,789	12,418,059

(a)	Transaction subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceed 6% p.a., the exceeding portion is included within the principal and subject to the interest.
(b)	Loans and financing are secured, depending on the agreement, by i) plant mortgages; ii) rural properties; iii) fiduciary sale of the asset being financed; iv) guarantee from Holding, and (v) bank guarantee.
(c)	In order to fund the import of equipment’s for the pulp production in the unit located in Maranhão, Suzano obtained financed approximately the amount of US$ 535 million, with terms up to 9.5 years, guaranteed by the Export Credit Agencies Finnvera and EKN. These agreements establish covenants related to the maintenance of certain leverage levels, which are verified for compliance twice a year (June and December). Until this moment, the Company met all covenants established in the agreements.
(d)	In September, November and December 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$ 146 million, US$ 309 million and US$ 623 thousand, respectively, and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: i) US$ 200 million, maturing on July 14, 2026, with interest corresponding to 4.625% p.a., to be paid semiannually, in January and July; and ii) US$ 200 million, maturing on March 16, 2047, with interest corresponding to 6.300% p.a., to be paid semiannually, in March and September. In March 2017, Suzano, through its subsidiary Suzano Áustria, issued US$ 300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a. (Note 1.1 a), i), iii) and v)).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

(e)	In May 2015, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 600 million, with payment of quarterly interest and amortization of the principal between May 2018 and May 2020. This loan has clauses establishing the maintenance of certain levels of leverage, which are verified and have compliance confirmed after 60 and 120 days from the end of June and December of each fiscal year, respectively. With regard to the results of June 2017, the Company met all the established levels.
(f)	See Note 7.1 (a).

Certain financing agreements have financial and non-financial covenants. Financial covenants establish maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also met.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

19.1 Changes in loans and financing

Balances on December 31, 2014	14,012,129

Borrowings	4,107,775
Interest expense and others costs	1,104,846
Exchange variation	2,871,789
Repayments - principal amount	(6,123,996)
Interest paid	(1,015,806)
Transaction costs and others costs	(39,395)

Balances on December 31, 2015	14,917,342

Borrowings	5,665,635
Interest expense and others costs	996,076
Exchange variation	(1,651,688)
Repayments - principal amount	(4,853,038)
Interest paid	(1,012,334)
Transaction costs and others costs	(49,214)

Balances on December 31, 2016	14,012,779

Borrowings	2,561,954
Interest expense and others costs	1,041,995
Exchange variation	81,849
Repayments - principal amount	(4,533,736)
Interest paid	(1,025,117)
Transaction costs and others costs	52,132

Balances on December 31, 2017	12,191,856

19.2 Transaction costs and premiums of securities issues

Nature	Total cost	Amortization	Balance to be amortized
			2017	2016
Senior Notes	81,268	(53,988)	27,280	29,694
NCE	67,845	(44,769)	23,076	33,322
Import (ECA)	101,811	(75,425)	26,386	38,896
Syndicated Loan	20,015	(13,536)	6,479	11,780
Other	5,574	(3,150)	2,424	1,878

Total	276,513	(190,868)	85,645	115,570

Transaction costs are related to operations in foreign currency are amortized for the contractual terms and based on the effective interest rate and the original currency after it is converted into Reais for reporting purposes.

19.3 Guarantees for loans and financings

Certain loans and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

19.4 Financial lease agreements

The Company has financial lease agreements related to equipment used in the pulp and paper industrial process, in which the Company assumes the risks and benefits inherent to the property. Some agreements are denominated in U.S. dollar or the CDI overnight rate and contain purchase option clauses for these assets upon the expiration of the lease term, which varies from 5 to 15 years, for a price substantially lower than their fair value. Management intends to exercise the purchase options on the dates estimated in each agreement.

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

	2017	2016
Machinery and equipment	108,160	108,565
(-) Accumulated depreciation	(99,452)	(97,617)

Property, plant and equipment, net	8,708	10,948

Present value of mandatory installments (financing):
Less than 1 year	4,632	4,796
From 1 to 5 years	15,054	18,836

Total present value of mandatory installments (financing)	19,686	23,632

Financial charges to be recognized in the future	2,770	5,937

Total mandatory installments at the expiration of agreements	22,456	29,569

19.5 Operating lease agreements

The Company maintains operating lease agreements related to the lease of areas, offices, properties, vehicles, call centers, hardware equipment and installation services, whose agreements were executed in Brazilian real. Management has no intention of buying the assets at the end of the agreement, and the term of the agreements are not equivalent to a significant portion of the useful life of assets.

Land lease agreements to form eucalyptus forests, the terms of which can be as much as 21 years (3 cycles of forest formation) and have renewal option clauses. Payments made are recorded as cost of forest formation under “Biological Assets”.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1,170	IGP-M(a) and IPCA(b)/IBGE(c)	1/30/2018 to 1/27/2024
Call center and licenses	1 to 149	IGP-DI(d)	9/30/2018
Land	181.52 to 2,047	IGP-M, IPCA/IBGE and others	1/30/2017 to 10/19/2045

(a)	General market price index calculated by the Getúlio Vargas Foundation (IGP-M)
(b)	Broad Consumer Price Index (IPCA)
(c)	Brazilian Institute of Geography and Statistics (IBGE)
(d)	General prices Index - Internal Availability (IGP-DI)

The minimum payments of maturing operating were as follows:

2017
Less than 1 year	162,284
From 1 year to 3 years	294,217
From 3 years to 5 years	270,761
More than 5 years	556,800

Total installments due	1,284,062

20	Advance from customers

In the normal course of its operations, the Company enters into contracts and commercial commitments to guarantee improvement to the operating conditions to expand its business.

Contracts for future sale of finished products, backed by performance sale operations recorded in the short term. The amounts are initially recognized in “Advances from Customers” and are recorded in income as these products are delivered. On December 31, 2017, the amount of R$ 63,201 was recorded in “Advances from Customers” (R$ 495,918 on December 31, 2016).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

21	Provision for Contingencies

21.1 Provisions for contingencies

	2017	2016
Tax provisions	273,324	206,365
Labor provisions	40,363	38,430
Civil provisions	3,382	1,839

	317,069	246,634

21.2 Changes in provisions for contingencies

	2017	2016	2015
Balance at the beginning of the year	246,634	198,559	218,540
Additions	44,440	47,002	33,207
Reversal of accrued amounts	(8,795)	(26,504)	(71,317)
Interest	51,867	40,259	30,610
Settlement	(17,077)	(12,682)	(12,481)

Balance at the end of the year	317,069	246,634	198,559

21.3 Tax and Social Security Suits and Proceedings

On December 31, 2017, the Company was a defendant in administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/CSLL(a), PIS, COFINS, IPI(b), pension contributions, ITR(c), ICMS, ISS(d) and IPTU(e), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

The Company joined the Tax Recovery Program (REFIS) – Law 11,941/09, regarding certain lawsuits, totaling an inflation-adjusted principal of approximately R$ 13,665, which is duly provisioned for, and the related interest and fines will be paid using the tax loss and negative social contribution, which were already informed by the Company to the Federal Revenue Service of Brazil and are awaiting consolidation.

When issued Provisional Measure 783/2017, subsequently converted into Law 13,496/2017, due to benefits of reduction in the interest, fines and legal charges, the Company opted to migrate some debts covered by REFIS – Law 11,941/09, not consolidated yet, and settle other debts whose loss is deemed probable. These debts are recorded in provision amounting to R$ 5,367 on December 31, 2017, already considering legal deductions and amounts prepaid to the Federal Revenue Service of Brazil and the Office of the General Counsel for the Federal Treasury, whose consolidation must probably occur in the first quarter of 2018.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

(a)	Income Tax (IRPJ) and Social Contribution (CSLL)

(b)	Tax on Manufactured Products (IPI)

(c)	Rural Land Tax (ITR)

(d)	Tax on Services (ISS)

(e)	Urban Land and Building Tax (IPTU)

21.4 Labor claims

On December 31, 2017, the Company was a defendant in 3,208 labor claims (probable, possible and remote).

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

21.5 Civil claims

On December 31, 2017, the Company is a defendant in approximately 405 civil claims (probable, possible and remote).

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

21.6 Judicial deposits

On December 31, 2017, the Company has judicial deposits of R$ 113,613, of which R$ 69,599 refer to labor lawsuits and R$ 44,014 to tax and social security lawsuits (on December 31, 2016, the amount was R$ 87,097, of which R$ 37,663 refer to labor lawsuits and R$ 49,434 refer to tax and social security lawsuits).

21.7 Lawsuits with possible tax contingencies

The Company is involved in tax, civil and labor lawsuits, as they involve risks with a possible likelihood probability of loss (not probable), according to Management and its legal counsel, which are not recorded in the company’s books.

.

	2017	2016	2015
Tax provisions	1,026,950	193,922	212,734
Labor provisions	14,268	38,667	29,810
Civil provisions	23,666	1,310	1,410

	1,064,884	233,899	243,954

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The Company is a defendant in lawsuits whose likelihood of loss is deemed possible, in the approximate amount of R$ 1,026,950, for which no provision is recorded. Of this amount, R$ 810,401 refers to a tax-deficiency notice of PIS and COFINS, from 2007 to 2013, which was not considered yet in the First instance by the Brazilian Federal Revenue Service. The other tax and social security lawsuits are related to a variety of taxes such as social security, IRPJ, ITR, ICMS, IRRF, PIS and COFINS, mainly due to differences in the interpretation of the applicable tax rules and information provided in ancillary obligations.

Additionally, our joint venture Ibema disclosed in its financial statements contingencies with possible likelyhood probability of loss amounting R$ 89,242, mainly of tax nature.

22	Employee benefits

22.1 Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

22.2 Key actuarial economic and biometric assumptions used in the calculations of liability

	2017	2016
Discount rate—health plan	5.39% p.a	5.65% p.a.
Discount rate—life insurance	5.39% p.a	5.65% p.a.
Medical cost growth rate above basic inflation	3.25% p.a	3.00% p.a.
Economic inflation	4.40% p.a	5.50% p.a.
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of mortality of disabled persons	IAPB 57	IAPB 57

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

On December 31, 2017, the sensitivity of the balance of actuarial liabilities to the changes in the main assumptions used, considering that all others remain unchanged, is as follows:

	Change	Increase in liability	Decrease in liabiliy
Discount rate	0.50%	Decrease of 5.71%	Increase of 6.31%
Medical cost growth rate	0.50%	Increase of 6.46%	Decrease of 5.90%
Mortality	1 year	Increase of 0.64%	Decrease of 0.51%

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

22.3 Changes in actuarial liabilities

Opening balance on January 01, 2015	277,463
Interest on actuarial liability	33,629
Actuarial gain	(31,981)
Benefits paid in the year	(15,970)

Balance at December 31, 2015	263,141
Interest on actuarial liability	36,856
Actuarial loss	54,422
Benefits paid in the year	(15,410)

Balance at December 31, 2016	339,009
Interest on actuarial liability	38,022
Actuarial gain	(4,173)
Benefits paid in the year	(21,595)

Closing balance on December 31, 2017	351,263

23	Share-Based Compensation Plans

For the year ended December 31, 2017, the Company has two (2) share-based compensation Plans: i) Payment in phantom shares in cash; and ii) Payment in class-A preferred shares or alternatively in cash.

Certain executives, management and employees (beneficiaries) are entitled to the plan. The general acquisition conditions, such as exercise price, number of shares, vesting period and grant of stock options to these executives (beneficiaries) are defined in specific regulations in accordance with the guidelines and conditions established by the Company’s Bylaws and the Board of Directors.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2016.

23.1 Phantom Stock Options (“PSO”)

The Company has a long-term remuneration plan for certain executives and Management’s key members linked to the Company share price and paid in cash.

During 2017, the Company granted the Share Appreciation Rights (SAR) and SAR PLUS 2017 Programs of phantom share options. In this program, beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after three years to acquire the option. The Company also granted Long-Term Incentive (LTI) programs to its key members as part of its retention policy. In this program, the beneficiary does not make any investment.

The vesting period of options may vary from 3 to 5 years, as of the grant date, in accordance with the characteristics of each plan.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the Suzano’s shares (SUZB5) between the granting and the payment period. On dates when the SUZB5 stock is not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

	2017	2016	2015
	Number of shares	Number of shares	Number of shares
Available at the beginning of the year	3,048,991	3,570,103	3,800,036
Granted during the year	3,035,488	1,092,921	1,423,596
Intercompany transfer	—	32,061	—
Abandoned / prescribed due to voluntary	—	—	(281,590)
Exercised (a)	(695,532)	(1,144,900)	(999,613)
Exercised due to dismissal (a)	(161,270)	(138,896)	(98,335)
Abandoned / prescribed due to dismissal	(172,158)	(362,298)	(273,991)

Available at the end of the year	5,055,519	3,048,991	3,570,103

(a)	For share options exercised and those exercised due to employment termination, the average prices on December 31, 2017 and 2016 were R$ 19.84 and R$ 10.63, respectively.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

On December 31, 2017, outstanding phantom shares option plans are as follows:

				2017
Program	Grant date	2nd exercise date	Fair value on the grant date	No. of options granted
ILP 2012	3/1/2012	3/1/2018	R$ 7.49	13,426
Deferral 2014	3/1/2015	3/1/2018	R$10.80	208,727
Deferral 2014	3/1/2015	3/1/2019	R$10.80	208,727
SAR 2015	4/1/2015	4/1/2020	R$11.69	594,239
SAR 2015 - September	9/1/2015	9/1/2020	R$15.99	4,340
ILP 2015	9/1/2015	9/1/2021	R$15.99	25,016
Deferral 2015	3/1/2016	3/1/2019	R$16.93	76,992
Deferral 2015	3/1/2016	3/1/2020	R$16.93	76,992
SAR 2016	4/1/2016	4/1/2021	R$15.96	611,713
PLUS 2016	4/1/2016	4/1/2021	R$15.96	204,673
SAR 2016 - October	10/3/2016	10/3/2021	R$11.03	8,934
SAR 2017	4/3/2017	4/3/2022	R$13.30	1,019,186
PLUS 2017	4/3/2017	4/3/2022	R$13.30	255,627
ILP 2017 - 36	4/3/2017	4/3/2020	R$13.30	406,016
ILP 2017 - 48	4/3/2017	4/3/2021	R$13.30	406,016
ILP 2017 - 60	4/3/2017	4/3/2022	R$13.30	406,016
ILP 2017 - H	4/4/2017	4/4/2022	R$13.30	11,278
ILP 2017 - CAB	5/1/2017	5/1/2020	R$13.30	307,141
ILP 2017 - 36 Oct.	10/2/2020	10/2/2020	R$15.87	126,444
ILP 2017 - 48 Oct.	10/2/2021	10/2/2021	R$15.87	42,008
ILP 2017 - 60 Oct.	10/2/2022	10/2/2022	R$15.87	42,008

TOTAL				5,055,519

23.2 Class A common stock options or alternatively in cash

The options granted cannot exceed 2% of the Company’s total paid-up and subscribed share capital, and must derive from: i) the issue of new shares, within the limit of the Company’s authorized capital; and/or ii) treasury shares.

The Program III gives beneficiaries the right to acquire the Company shares at a fixed price at the end of the vesting period. Provided targets related to the following aspects are met: i) appreciation of the Company’s shares; ii) Net Debt/Earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio; and iii) Return Over Invested capital (ROIC), the vesting period will be reduced by 12 months for series I and II and by 24 months for series III, IV and V.

During the vesting period of options exercise, the beneficiary is prohibited from selling or encumbering these options.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Program	Granted series	Grant date	1st exercise date	2nd exercise date and expiration	Price on the grant date	Granted shares	Exercised shares	Total in effect on 2017
	Series I	1/18/2013	1/18/2015	4/18/2015	3.53	1,800,000	1,800,000	—
	Series II	1/18/2013	1/18/2016	4/18/2016	3.71	1,800,000	1,800,000	—
Program 3	Series III	1/18/2013	1/18/2018	4/18/2018	3.91	1,800,000	1,800,000	—
	Series IV	1/18/2013	1/18/2019	4/18/2019	3.96	1,800,000	1,800,000	—
	Series V	1/18/2013	1/18/2020	4/18/2020	3.99	1,800,000	—	1,800,000

Total						9,000,000	7,200,000	1,800,000

On December 31, 2017, there were 13,842,004 common treasury shares to guarantee the options granted by the Plan.

23.3 Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo (MMC) method, which is multiplied by the Total Shareholder Return (“TSR”) in the period (which varies between 75% and 125%, depending on the performance of SUZB5 in relation to its peers in Brazil).

The fair value of the Class A common stock option plan of Program III, was estimated based on the binomial probability model, which considers the dividends distribution rate and the following assumptions:

Description of assumptions	Indexes
Options
	Program III	SAR 2014	SAR 2015	SAR 2016 and Plus 2016	SAR 2017 and Plus 2017
Calculation Model	Binomial	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo
Asset base price (per share)	R$ 7.73	R$ 18.88	R$ 18.88	R$ 18.88	R$ 18.88
Expectation of volatility (a)	40.47% p.a.	36.82% p.a.	34.77% p.a.	33.85% p.a.	38.35% p.a
Phantom stock/options average life expectancy (b)	Equal to option life
Dividends expectancy (c)	3.49% p.a.	2.94% p.a.	2.94% p.a.	4.80% p.a.	5.94% p.a.
Risk-free weighted average interest rate (d)	8.99%	11.90%	12.83%	14.33%	10.23%

(a)	The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the vesting period, as well as the historical volatility of returns, considering a standard deviation of 745 observations of returns;
(b)	The expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;
(c)	The expectation of dividends was defined based on historical earnings per share of the Suzano;
(d)	Risk-free weighted average interest rate used was the BRL yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting period.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

The amounts corresponding to the services received and recognized in the financial statements are presented below:

	Liabilities and equity		Income Statement
	2017	2016	2017	2016	2015
Non-current liabilities
Provision for phantom stock plan	38,320	18,850	(32,192)	529	(29,380)
Shareholders’ equity
Stock option reserve	14,237	19,754	(1,523)	(3,337)	(2,848)

Total general and administrative expenses from share-based transactions			(33,715)	(2,808)	(32,228)

24	Liabilities for assets acquisitions

	Land Acquisition
	2017	2016
Land acquired from third parties	102,058	159,458
Acquisition of Vale Florestar Fundo de Investimento em Participações (“VFFIP”)	483,927	535,398

	585,985	694,856

On August 2014, Suzano acquired VFFIP majority shareholder of Vale Floretar, for a total amount of R$ 528,941 with a down payment of R$ 44,998 and outstanding balance with due up to August 2029 (Note see 16.2). The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the Broad Consumer Price Index (“IPCA”).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

25	Equity

25.1 Share Capital

On December 31, 2017, the share capital of Suzano is R$ 6,241,753, divided into 1,105,826,145 registered, nominal and book entry without par value.

The share capital is composed as follows:

	Common Shares
Shareholder	Number	(%)
Suzano Holding S.A.	367,612,234	33.24
Controlling Shareholders	185,693,440	16.80

Subtotal	553,305,674	50.04
Management	71,474,485	6.46
Treasury	13,842,004	1.25
BNDESPAR	75,909,985	6.86
Mondrian Investment Partners	72,878,900	6.59
Others shareholders	318,415,097	28.79

Total	1,105,826,145	100.00

By resolution of the Board of Directors, the share capital may be increased, independent of an amendment to the Bylaws, up to the limit of 780,120 thousand common shares, all exclusively book-entry shares.

On December 31, 2017, SUZB3 common stock ended the year priced at R$ 18.69 (on December 31, 2016, SUZB5 preferred stock was priced at R$ 14.20).

25.2 Capital reserve

The Capital Reserve is composed of the balances of the tax incentive reserve, the stock option reserve, the treasury shares the and the costs directly attributable to the Share Offering, which are primarily composed of the expenses with the fees and commissions charged by legal counsel, consultants and auditors.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

25.3 Treasury shares

		Number of shares				Average price per share
	Common	Pref. A	Pref. B	Total	R$	(R$)
Balance on December 31, 2014	6,786,194	12,444,988	1,909,699	21,140,881	303,726	14.37

Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(14,868)	8.26
Shares transferred	—	9	—	9	—	—

Balance on December 31, 2015	6,786,194	10,644,997	1,909,699	19,340,890	288,858	14.94

Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,193)	8.44
Shares transferred	—	1,935	2,833	4,768	—	—

Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60

Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24

Balance on December 31, 2017	13,842,004	—	—	13,842,004	241,088	17.42

(a)	Treasury shares used to meet the share-based compensation plan (Note 23).
(b)	See Note 1.1 b), ii).
(c)	On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class B preferred shares.
(d)	Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

25.4 Retained earnings

The Reserve for Capital Increase is composed of 90% of the remaining balance of net income for the year, after dividends, and legal reserve and aims to ensure the Company adequate operational conditions.

The Special Statutory Reserve includes the remaining 10% of the remaining balance of net income for the year and aims to ensure the distribution of dividends.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

25.5 Other reserves

		Other comprehensive income
	Conversion of debentures - 5th issue	Actuarial gains/losses (a)	Foreign exchange/ Conversion reserves	Deemed Cost (a)	Total
Balances on December 31, 2014	(45,745)	(40,691)	(4,784)	2,530,217	2,438,997

Actuarial losses net of deferred income and social contribution taxes	—	21,107	—	—	21,107
Losses from conversion of operations abroad	—	—	39,120	—	39,120
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(49,141)	(49,141)

Balances on December 31, 2015	(45,745)	(19,584)	34,336	2,481,076	2,450,083

Actuarial losses net of deferred income and social contribution taxes	—	(35,919)	—	—	(35,919)
Losses from conversion of operations abroad	—	—	(45,720)	—	(45,720)
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(53,877)	(53,877)

Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567

Actuarial gain net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)

Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328

(a)	Net of deferred tax effects

25.6 Earnings (losses) per share

Basic

Basic earnings (loss) per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

As described in Note 1.1 b) ii), in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share. Considering that there was no change in share capital, only with conversion of preferred to common shares, for the purposes of calculation and presentation of earnings per share, this conversion was considered retrospectively.

	2017	2016	2015
Earnings attributed to shareholders	1,820,994	1,677,815	(929,676)
Weighted average number of shares in the year	1,106,297	1,107,739	1,107,739
Weighted average treasury shares	(14,597)	(17,696)	(19,494)
Weighted average number of outstanding shares	1,091,700	1,090,043	1,088,245

Total basic earnings (loss) per common share	1.66804	1.53922	(0.85429)

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution. The Company presents dilution potential: call options exercisable at the discretion of the holder.

	2017	2016	2015
Earnings attributed to shareholders	1,820,994	1,677,815	(929,676)
Weighted average number of outstanding shares	1,091,700	1,090,043	1,088,245
Adjustment by stock options	2,428	3,493	—
Weighted average number of shares (diluted)	1,094,128	1,093,536	1,088,245

Total diluted earnings (loss) per common share	1.66433	1.53430	(0.85429)

25.7 Allocation of net income from the year and dividends

In accordance with the Company’s Bylaws, Article 26, item c), the Management proposes the payment of minimum mandatory dividends based on the net income for the year, as shown below:

	2017	2016	2015
Net income (loss) under statutory book for the year	1,807,433	1,691,998	(925,354)
Legal reserve - 5%	(90,372)	(84,600)	—
Tax incentive reserve	(196,604)	(124,085)	—

Calculation basis	1,520,457	1,483,313	(925,354)
Minimum mandatory dividends - 25%	380,115	370,828	—
Antecipated dividends as interest on own capital (a)	(199,835)	—	300,000

	180,280	370,828	300,000

(a)	See Note 25.7.

25.8 Interest on own capital

On November 24, 2017, the Company, at the Board of Directors’ Meeting, approved the proposal to pay shareholder remuneration in the form of interest on own capital, in the total gross amount of R$ 199,835, corresponding to R$ 0.183 per share issued by the Company, except treasury shares. The amount was paid to shareholders on December 11, 2017

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

26	Net Financial Result

.	2017	2016	2015
Income from financial investments	285,888	333,168	269,188
Other financial income	19,890	48,636	35,073

Total financial income	305,778	381,804	304,261
Loan interest expenses	(1,035,986)	(991,796)	(1,107,296)
Other interest expenses	(108,410)	(104,023)	(98,323)
Other financial expenses	(74,080)	(60,385)	(49,608)

Total financial expenses	(1,218,476)	(1,156,204)	(1,255,227)
Monetary and exchange variations on loans and financing	(163,418)	1,619,202	(3,286,245)
Monetary and exchange variations on other assets and liabilities	(15,995)	(251,921)	457,838

Monetary and exchange variation, net	(179,413)	1,367,281	(2,828,407)
Derivative gain (loss)	73,271	528,839	(630,251)

Financial income	379,049	2,277,924	304,261

Financial expenses	(1,397,889)	(1,156,204)	(4,713,885)

Financial result, net	(1,018,840)	1,121,720	(4,409,624)

27	Net Sales Revenue

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

	2017		2016		2015
	Net revenue	% Total net revenue	Net revenue	% Total net revenue	Net revenue	% Total net revenue
Domestic market	3,222,158	30%	3,276,248	33%	3,098,883	30%
Foreign market	7,358,515	70%	6,562,914	67%	7,063,198	70%
China	1,786,629	24%	1,279,134	19%	1,259,251	18%
United States	1,392,159	19%	1,359,651	21%	1,349,034	19%
Hong Kong	1,230,631	17%	1,001,465	15%	1,261,900	18%
France	475,442	6%	503,649	8%	385,673	5%
Germany	441,506	6%	377,619	6%	439,625	6%
Italy	378,874	5%	611,150	9%	846,338	12%
Canada	310,726	4%	74,830	1%	—	0%
Spain	246,184	3%	132,323	2%	121,459	2%
Turkey	197,880	3%	144,031	2%	128,744	2%
United Kingdom	195,828	3%	186,436	3%	139,467	2%
Netherlands	178,647	2%	241,008	4%	—	0%
Argentina	160,207	2%	158,425	2%	71,296	1%
Peru	128,083	2%	101,807	2%	56,124	1%
Other countries	235,720	3%	391,386	6%	1,004,286	14%

Total net revenue	10,580,673	100%	9,839,162	100%	10,162,081	100%

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2017	2016	2015
Gross sales	11,752,459	11,033,809	11,219,866
Deductions
Taxes on sales (a)	(1,114,998)	(1,087,566)	(970,974)
Presente value adjustment	—	(20,620)	(18,880)
Returns and cancelations	(50,199)	(76,654)	(60,461)
Discounts and rebates	(6,589)	(9,807)	(7,470)

Net sales revenue	10,580,673	9,839,162	10,162,081

a)	Includes 1% up to November 2015 and 2.5% as of December 2015 of gross revenue from domestic sales, relating to the social contribution paid to Brazil’s National Institute of Social Security (INSS), valid indefinitely, as per Law 12,546/11, Article 8, Annex I and its amendments.

28	Information by Segment and Geographic Areas

28.1 Criteria for identifying operating segments

The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities (see Note 2.3).

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

28.2 Information on operating segments

	2017
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,494	3,660,179	—	10,580,673
Domestic market (Brazil)	624,320	2,597,838	—	3,222,158
Foreign market	6,296,174	1,062,341	—	7,358,515
Asia	2,976,504	32,950	—	3,009,454
Europe	2,262,162	139,457	—	2,401,619
North America	966,789	255,086	—	1,221,875
South and Central America	90,719	608,445	—	699,164
Africa	—	26,404	—	26,404
Cost of sales	(3,937,036)	(2,559,268)	—	(6,496,304)

Gross profit	2,983,458	1,100,911	—	4,084,369
Gross margin (%)	43.1%	30.1%	—	38.6%
Operating income (expenses)	(104,985)	(749,449)	48,517	(805,917)
Selling expenses	(163,879)	(259,446)	—	(423,325)
General and administrative expenses	(185,141)	(343,833)	—	(528,974)
Other operating income (expenses), net	244,035	(152,042)	48,517	140,510
Equity pick-up	—	5,872	—	5,872

Operating profit before net financial income	2,878,473	351,462	48,517	3,278,452

Operating margin (%)	41.6%	9.6%	—	31.0%
Financial result, net	—	—	(1,018,840)	(1,018,840)
Income (loss) before income taxes	2,878,473	351,462	(970,323)	2,259,612
Income taxes	—	—	(438,618)	(438,618)

Net income (loss) for the year	2,878,473	351,462	(1,408,941)	1,820,994

Profit margin for the year (%)	41.6%	9.6%	—	17.2%
Depreciation, depletion and amortization	1,007,280	395,498	—	1,402,778
Total assets	18,901,493	6,336,499	3,288,203	28,526,195
Total liabilities	637,451	643,594	15,628,539	16,909,584
Total equity	—	—	11,616,611	11,616,611
Products sold (in tons)	3,614,865	1,180,465	—	4,795,330
Foreign market	3,240,992	374,232	—	3,615,224
Domestic market Brazil	373,873	806,233	—	1,180,106

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2016
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,144,123	3,695,039	—	9,839,162
Domestic market (Brazil)	703,820	2,572,428	—	3,276,248
Foreign market	5,440,303	1,122,611	—	6,562,914
Asia	2,502,344	32,054	—	2,534,398
Europe	1,962,469	143,036	—	2,105,505
North America	898,442	327,718	—	1,226,160
South and Central America	71,725	568,253	—	639,978
Africa	5,323	51,550	—	56,873
Cost of sales	(4,082,147)	(2,480,933)	—	(6,563,080)

Gross profit	2,061,976	1,214,106	—	3,276,082
Gross margin (%)	33.6%	32.9%	—	33.3%
Operating income (expenses)	(1,347,490)	(653,608)	—	(2,001,098)
Selling expenses	(177,098)	(239,212)	—	(416,310)
General and administrative expenses	(149,485)	(277,615)	—	(427,100)
Other operating income (expenses), net	(1,020,907)	(129,654)	—	(1,150,561)
Equity pick-up	—	(7,127)	—	(7,127)

Operating profit before net financial in	714,486	560,498	—	1,274,984
Operating margin (%)	11.6%	15.2%	—	13.0%
Financial result, net	—	—	1,121,720	1,121,720
Income (loss) before income taxes	714,486	560,498	1,121,720	2,396,704
Income taxes	—	—	(718,889)	(718,889)

Net income (loss) for the year	714,486	560,498	402,831	1,677,815

Profit margin for the year (%)	11.6%	15.2%	—	17.1%
Depreciation, depletion and amortization	1,006,222	397,296	—	1,403,518
Total assets	17,765,172	6,830,676	4,775,427	29,371,275
Total liabilities	815,332	704,409	17,726,545	19,246,286
Total equity	—	—	10,124,989	10,124,989
Products sold (in tons)	3,528,378	1,188,404	—	4,716,782
Foreign market	3,117,814	361,996	—	3,479,810
Domestic market Brazil	410,564	826,408	—	1,236,972

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

	2015
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,571,996	3,590,085	—	10,162,081
Domestic market (Brazil)	820,785	2,278,098	—	3,098,883
Foreign market	5,751,211	1,311,987	—	7,063,198
Asia	2,664,452	78,071	—	2,742,523
Europe	2,101,040	144,017	—	2,245,057
North America	883,422	365,663	—	1,249,085
South and Central America	102,297	648,637	—	750,934
Africa	—	75,599	—	75,599
Cost of sales	(3,623,661)	(2,523,734)	—	(6,147,395)

Gross profit	2,948,335	1,066,352	—	4,014,686
Gross margin (%)	44.9%	29.7%	—	39.5%
Operating income (expenses)	(418,434)	(551,697)	—	(970,131)
Selling expenses	(187,118)	(222,868)	—	(409,986)
General and administrative expenses	(159,470)	(296,159)	—	(455,629)
Other operating income (expenses), net	(71,846)	(32,670)	—	(104,516)
Equity pick-up	—	—	—	—

Operating profit before net financial in	2,529,901	514,654	—	3,044,555
Operating margin (%)	38.5%	14.3%	—	30.0%
Financial result, net	—	—	(4,409,624)	(4,409,624)
Income (loss) before income taxes	2,529,901	514,654	(4,409,624)	(1,365,069)
Income taxes	—	—	435,393	435,393

Net income (loss) for the year	2,529,901	514,654	(3,974,231)	(929,676)

Profit margin for the year (%)	38.5%	14.3%	—	-9.1%
Depreciation, depletion and amortization	1,013,856	405,621	—	1,419,477
Total assets	17,862,968	7,066,887	3,323,582	28,253,437
Total liabilities	460,653	855,498	17,749,527	19,065,678
Total equity	—	—	9,187,759	9,187,759
Products sold (in tons)	3,275,936	1,225,957	—	4,501,892
Foreign market	2,820,579	403,016	—	3,223,595
Domestic market Brazil	455,356	822,941	—	1,278,297

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

28.3 Paper net sales by products

The table below shows the breakdown of paper consolidated net sales by product.

Products	2017	2016	2015
Market pulp (a)	6,920,494	6,144,123	6,571,996
Printing and writing paper (b)	2,265,093	2,233,995	2,175,168
Paperboard	1,273,540	1,357,829	1,343,335
Others	121,546	103,215	71,582

Total net sales	10,580,673	9,839,162	10,162,081

(a)	Fluff pulp is a product recently released and its revenue is not material (around 1% of the total net sales), thus it was included in “Market Pulp” sales.

(b)	Tissue paper is a product recently released and its revenues represented less than 1% of the total net sales, thus it was included in “Printing and writing paper” sales.

29.	Expenses by Nature

	2017	2016	2015
Cost of sales
Personnel expenses	(546,090)	(507,311)	(477,416)
Variable cost	(2,994,349)	(2,907,344)	(2,892,196)
Logistics cost	(963,379)	(944,119)	(866,682)
Depreciation, depletion and amortization	(1,367,856)	(1,373,355)	(1,393,367)
Other costs	(624,630)	(830,951)	(517,734)

	(6,496,304)	(6,563,080)	(6,147,395)
Selling expenses
Personnel expenses	(106,083)	(111,022)	(96,698)
Services	(45,593)	(39,854)	(51,725)
Logistics cost	(220,944)	(198,973)	(209,823)
Depreciation and amortization	(3,547)	(3,439)	(3,528)
Other expenses (a)	(47,158)	(63,022)	(48,212)

	(423,325)	(416,310)	(409,986)
Administrative expenses
Personnel expenses	(309,019)	(235,153)	(275,242)
Services	(105,522)	(85,911)	(91,756)
Depreciation and amortization	(31,375)	(26,724)	(22,582)
Other expenses (b)	(83,058)	(79,312)	(66,049)

	(528,974)	(427,100)	(455,629)
Other operating (expenses) income
Result from disposal of other products	4,765	13,952	5,608
Result from disposal of property, plant and equipment and biological assets	29,005	9,767	641
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(66,707)	(124,108)	(53,164)
Provision for land losses (impairment)	—	(192,538)	—
Amortization of intangible assets	(8,303)	(15,136)	(19,815)
Adjustment to fair value of biological assets (d)	192,504	(780,666)	23,145
Partial write-off of intangible assets (Note 16.3)	(18,845)	(78,799)	—
Tax recovery	5,613	15,672	11,206
Receipt of royalties	2,603	—	—
Loss in fixed assets disposal	—	—	(20,731)
Loss from Tax credits	—	—	(40,943)
Land conflict agreement	(11,779)	—	—
Other operating income (expenses), net	11,654	1,295	(10,463)

	140,510	(1,150,561)	(104,516)

	(7,308,093)	(8,557,050)	(7,117,526)

(a)	Includes provision for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.
(b)	Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.
(c)	In 2017, the amount referred to R$ 49,338 in write-offs related to losses and claims with biological assets, R$ 17,369 with property, plant and equipment, and R$ 2,846 in reversal of provision for write-off of biological assets.
(d)	See Note 13.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

30	Supplementary cash flow information

Non-cash transactions

	2017	2016	2015
Offsets of other taxes payable	(363,614)	(413,053)	(3,475)
Actuarial liability gains (losses)	4,173	(54,422)	31,981
Exchange variation on investees	38,006	(45,720)	39,120
Reversal of time-barred dividends	29	26	60
Minimum mandatory dividends	(180,280)	(370,828)	(300,000)

31	Events subsequent to the reporting date

i) Acquisition of FACEPA – Approval by CADE

On January 19, 2018, Brazil’s antitrust agency CADE approved, without restrictions, the acquisition of around 92.84% of the total capital of FACEPA by Suzano, as mentioned in Note 1.1 b) i). The acquisition was finalized on March 1, 2018 directly and indirectly, of approximately 92.84% of the total capital stock and 99.99% of the ordinary share capital of Facepa. From this date Suzano acquired control over FACEPA operations.

The amount paid for the acquisition was R$ 267,876, made on the date of the acquisition and a contingent amount of R$ 40,000, which is conditioned on the non-materialization of indemnifiable losses by the sellers, totaling R$ 307,876.

The Company did not finalize the identification and measurement of the fair value of the assets acquired and the liabilities assumed in this business combination and recognized the consideration transferred preliminarily as intangible assets.

ii) Acquisition of land and forests in the state of São Paulo

On February 5, 2018, the Company entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself and its affiliates, under which:

(i) it acquired around nine thousand and five hundred (9,500) hectares of rural land and one million and two hundred thousand cubic meters (1,200,000 m³) of forests, which refllects the potential of production of existing and already implemented forests in the areas acquired, in the na central region of the state of São Paulo, for R$ 308.1 million; and (ii) it acquired an option to purchase approximately twenty thousand (20,000) hectares of rural properties in the same region and five million and

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

six hundred thousand (5,600,000) cubic meters of forests, which refelects the potential of production of existing and already implemented forests in the properties subject-matter of the option, for the price of R$ 749,4 million, with the option able to be exercised, at the sole discretion of Suzano, through July 2, 2018.

On April 4, 2018, CADE approved without restrictions the acquisition of land and forests in the State of São Paulo from Duratex

iii) Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), an export prepayment facility, structured in a syndicated form, amounting to US$ 750 million, with final maturity of 5 years and grace period of 3 years, which has Suzano and Suzano Trading Ltd. (“Suzano Trading”), another subsidiary of Suzano, as guarantors.

The proceeds will be used to settle the export prepayment transaction contracted on May 14, 2015, in the amount of US$ 600 million and to finance export operations.

The new operation reduces borrowing cost in U.S. dollar, extending the average debt term and eliminates financial covenants.

iv) Voting Commitment and Assumption of Obligations

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”) and with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Company and of Fibria, through a corporate restructuring.

The corporate restructuring will be submitted to the shareholders of each of the Companies, which will result in the following: a) the ownership, by Suzano, of all the shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty cents (R$ 52.50), adjusted in accordance with CDI from March 15, 2018 to the effective payment date, to be paid in a single installment on the date of completion of the merger; and (ii) 0.4611 common shares of Suzano, to be delivered on the date of completion of the merger.

Shareholders of Fibria holding American Depositary Shares (“ADS”) will be entitled to receive Suzano ADSs, in accordance with the same exchange ratio.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

In connection with the delivery of Suzano shares and Suzano ADSs to holders of Fibria shares and Fibria ADSs, respectively, Suzano will (i) register the Suzano shares to be delivered (unless an exemption from such registration is available) with the U.S. Securities and Exchange Commission; and (ii) apply to list the Suzano ADSs on the New York Stock Exchange where Fibria’s ADSs are currently listed.

Once the transaction is consummated, the shares and ADSs issued by Fibria will no longer be traded on B3 S.A. and the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, if any restrictions imposed by antitrust authorities in Brazil and/or other countries are too burdensome, as determined by the production capacity of any required divestiture, Suzano may choose not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee is also payable upon the non-completion of the merger as a result of certain other circumstances, as set forth in the Voting Commitment.

In the context of the transaction and subject to the closing of the transaction, on March 15th, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and other covenants with BNDESPAR (“BNDESPAR Voting Agreement”), establishing certain governance and financial commitments to be complied with by the Company and limiting the transfer of certain shares issued by the Company and held by the Controlling Shareholders of the Company.

Suzano has secured firm financing commitments from certain international financial institutions for a total amount of US$ 9.2 billion, the disbursement of which is conditioned, among other things, on the completion of the merger. Proceeds from said financing will be used to finance a part of the cash consideration paid to holders of Fibria securities and the combined exports of the companies.

Completion of the merger is subject to typical conditions precedent for transactions of this nature, including approval by antitrust authorities in Brazil and abroad.

v) Acquisition of a company in the energy segment (Mucuri PCH)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent government authorities, the operation with Queiroz Galvão Energia S.A. for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the cities of Carlos Chagas and Pavão.

The amount paid for this acquisition was R$ 41,996 at the date of completion of the acquisition. The Company did not finalize the identification and measurement of the fair value of the assets acquired and the liabilities assumed in this business combination and recognized the consideration transferred preliminarily as intangible assets.

Suzano Papel e Celulose S.A. Notes to the Financial Statements At December 31, 2017 (In thousands of Brazilian reais, unless otherwise indicated)

vi) Approval by CADE of the acquisition of land and forests

On April 4, 2018, CADE approved without restrictions the acquisition of land and forests in the State of São Paulo from Duratex (Note 1.1 a) i). On April 27, 2018 was paid R$ 150,300 related to the first installment for the acquisition.

Merger of Fibria Celulose S.A.

with

Suzano Papel e Celulose S.A.

PROSPECTUS

, 2018

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Neither the laws of Brazil nor the bylaws of Suzano provide for indemnification of any controlling persons, directors or officers of Suzano. However, Suzano’s directors and officers benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the Suzano Shares.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Document

2.1*+	English translation of the Voting Agreement dated as of March 15, 2018, by and among the Suzano Controlling Shareholders, the Fibria Controlling Shareholders and Suzano.

3.1+	English translation of the bylaws of Suzano dated as of September 29, 2017.

3.2+	English translation of the bylaws of Fibria dated as of April 28, 2015.

4.1+	Form of Amended and Restated Deposit Agreement dated as of , 2018, among Suzano, , as depositary, and owners and holders from time to time of American depositary shares issued thereunder.

4.2+	Form of American depositary receipt (included in Exhibit 4.1).

5.1+	Opinion of Cescon, Barrieu, Flesch & Barreto Advogados as to the validity under Brazilian law of the common shares issued by Suzano.

10.1*+	English translation of the BNDESPAR Shareholders Agreement dated as of March 15, 2018, by and among the Suzano Controlling Shareholders, BNDESPAR and Suzano.

10.2+	English translation of the Suzano Shareholders’ Agreement dated as of September 28, 2017, by and among the Suzano Controlling Shareholders.

10.3+	English translation of the Suzano Share Transfer Agreement dated as of September 28, 2017, by and among certain of the Suzano Controlling Shareholders.

16.1+	Letter from KPMG Auditores Independentes.

21.1+	List of Subsidiaries of Suzano.

23.1+	Consent of KPMG Auditores Independentes.

23.2+	Consent of PricewaterhouseCoopers Auditores Independentes with respect to the consolidated financial statements of Suzano.

23.3+	Consent of PricewaterhouseCoopers Auditores Independentes with respect to the consolidated financial statements of Fibria.

23.4+	Consent of Cescon, Barrieu, Flesch & Barreto Advogados (included in Exhibit 5.1).

24.1+	Powers of Attorney (included in signature pages of this registration statement).

*	Incorporated herein by reference to the Rule 425 filing on March 22, 2018.
+	To be filed by amendment.

(b)	Financial Statement Schedules

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto of Suzano and Fibria.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(e)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof ;

(g)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(i)	That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in this paragraph includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)	To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(l)	That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES OF SUZANO PAPEL E CELULOSE S.A.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of            , Brazil, on             , 2018.

SUZANO PAPEL E CELULOSE S.A.

By:
Name:
Title:

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints             , jointly and severally (with full power to each of them to act alone) his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated in respect of Suzano Papel e Celulose S.A. on             , 2018.

Signature	Title	Date

/s/ Walter Schalka	Chief Executive Officer

/s/ Marcelo Feriozzi Bacci	Chief Financial Officer and Investor Relations Director

/s/ Daniel Nascimento	Principal accounting officer

/s/ David Feffer	President of Board of Directors

/s/ Claudio Thomaz Lobo Sonder	Vice-President of Board of Directors

/s/ Daniel Feffer	Vice-President of Board of Directors

/s/ Antonio de Souza Corrêa Meyer	Member of Board of Directors

/s/ Jorge Feffer	Member of Board of Directors

/s/ Nildemar Secches	Member of Board of Directors

/s/ Rodrigo Kede de Freitas Lima	Member of Board of Directors

/s/ Maria Priscila Rodini Vansetti Machado	Member of Board of Directors

POWER OF ATTORNEY

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Suzano Papel e Celulose S.A., has signed this registration statement or amendment thereto, as the case may be, in              , on             , 2018.

Signature	Title

Authorized Representative in the United States